Form 20-F
period 2025-12-31
GRUPO FINANCIERO GALICIA SA
filed 2026-04-16
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 20-F
__________________________
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2025
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
Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”, “Grupo Galicia”, “GFG” or the “Company”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:
•Grupo Financiero Galicia;
•Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), our largest subsidiary;
•GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A.)("Galicia Más Holdings") and its subsidiaries were consolidated commencing in December 2024 as a result of the Acquisition (as defined in Item 4.A below). With effect from January 1, 2025 for accounting and tax purposes, and legal effect on June 23, 2025, GGAL Holdings S.A. was dissolved without liquidation and its assets and interests were absorbed by the relevant Group entities. Accordingly, for fiscal year 2025 GGAL Holdings S.A. is not presented as a separate subsidiary within the consolidation perimeter. See Items 4.A and 4.C (History/Organizational Structure) and Item 8.B (Significant Changes) for further detail.
•Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its subsidiaries;
•Sudamericana Holding S.A. ("Sudamericana Holding" or “Sudamericana”) and its subsidiaries;
•Galicia Warrants S.A. (“Galicia Warrants”);
•Galicia Asset Management S.A.U. (“Galicia Asset Management”);
•IGAM LLC (“IGAM") and its subsidiaries;
•Galicia Securities S.A.U. (“Galicia Securities”);
•Agri Tech Investments LLC ("Agri Tech") and its subsidiaries (until December, 2024);
•Galicia Ventures LP ("Galicia Ventures");
•Galicia Investments LLC ("Galicia Investments");
•Galicia Holdings US, Inc. ("Galicia Holdings");
•Vestly Group Corp (from November 2025); and
•Galicia Ventures Corp (from December 2025).
These consolidated financial statements have been prepared in accordance and in compliance with the IFRS Accounting Standards (“IFRS”) issued by the International Financial Reporting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). IFRS in force as of the date of preparation of these consolidated financial statements for the fiscal years ended December 31, 2025, 2024 and 2023 have been applied. We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with IFRS, as issued by the IASB, effective as of the fiscal year beginning on January 1, 2018.
As of July 1, 2018, Argentina qualified as a hyperinflationary economy for accounting purposes. Grupo Galicia’s functional currency is the Argentine Peso and its financial statements have been prepared in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies as if the Argentine economy had always been hyperinflationary. The financial position and results of operations as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 are reflected in terms of current purchasing power using the Consumer Price Index (“CPI”) as of December 31, 2025.
In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” that is published by the Central Bank of Argentina (hereinafter, the "BCRA" for its Spanish acronym) and that was Ps.1,459.4167, Ps.1,032.5000 and Ps.911.7500 per US$1.00 as of December 31, 2025, December 31, 2024 and December 31, 2023, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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
•changes in regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;
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

These statements include our current expectations and assumptions and are not a guarantee of future performance. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date that they were made. Moreover, you should consider these cautionary statements in connection with any written or oral forward-looking statements that we may issue in the future.

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

Grupo Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications in interest rates, changes in the Government’s policies and other political or economic developments either internationally or in Argentina. During the course of the last decades, Argentina’s economy has been marked by a high degree of instability and volatility, periods of low or negative economic growth and high fluctuating levels of inflation and currency devaluation. Grupo Galicia’s results of operations, the rights of holders of ADSs (American Depositary Shares), the value of the ADSs and the ability of Grupo Galicia to pay cash distributions to the Depositary for paying the cash dividends or other distributions on the Class B ordinary shares represented by the ADSs, could be materially and adversely affected by a number of possible factors, some of which include Argentina’s inability to achieve a sustainable economic growth path, high inflation rates, Argentina’s ability to obtain financing, a decline in the international prices for Argentina’s main commodity exports, fluctuation in the exchange rates of the currency of other countries (which affects local commercial competitiveness) and the vulnerability of the Argentine economy to external shocks.

During the past fifteen years, Argentina experienced economic stagnation as a result of unstable monetary, fiscal and economic regulatory policies. In particular, the Argentine economy has proven to be and continues to be vulnerable to several factors, including:
•economic growth rate volatility;
•high inflation rates;
•exposure to recessionary periods;

•interest rate volatility;
•regulatory uncertainty for certain economic activities and sectors;
•volatility in Argentina’s main export commodities’ prices. The economic recovery has depended in the past, in part, on the high prices of commodities produced by Argentina, which are volatile and beyond the control of the Government;
•the stability and competitiveness of the Peso with respect to other currencies;
•external financial conditions;
•fluctuations in the BCRA’s international reserves; and
•uncertainty with respect to exchange and capital controls

The Government may implement changes to current policies and regulations or maintain existing ones. Political uncertainty in Argentina regarding both the measures already adopted and those they may adopt in the future could lead to volatility in the market prices of the securities of Argentine entities and, where appropriate, could have a material adverse effect on the economy or on Argentina's ability to meet its obligations, which could affect the Company's financial condition and results of operations.

According to estimates made by the IMF in its World Economic Outlook report published in January 2026, Argentina's GDP is projected to grow by 4% in 2026 and another 4% in 2027. However, the Company cannot guarantee growth levels in future years or that the Argentine economy will not suffer a recession. If macroeconomic and political conditions in Argentina become unstable, this could impact the Company's business, its financial results, the price of notes issued by the Company or any of its subsidiaries, and its repayment capacity.

Going forward, there can be no assurance that the current or future administrations will refrain from adopting measures that could negatively affect Grupo Galicia´s operations and financial results. Additionally, Grupo Galicia cannot predict the impact that past policies will have on the Argentine economy in general and on the banking sector in particular.
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
The Argentine economy and Grupo Galicia’s financial position and business could be adversely affected if the inflation rate were to accelerate again.
Argentina’s National Institute of Statistics and Censuses (INDEC), the country’s sole institution legally authorized to produce official national statistics, underwent a period of institutional deterioration between 2007 and 2015 that gave rise to concerns regarding the reliability of its data.

Although the inflation indicators produced by INDEC have been broadly accepted since the reforms implemented beginning in 2016, the possibility of future disputes over data quality cannot be ruled out, which could have implications for the broader economy and, in particular, for the financial sector.

Historically, inflation has adversely affected the Argentine economy and the government's ability to establish conditions conducive to sustained economic growth. Moreover, the high degree of uncertainty surrounding key economic variables and persistent inflationary instability could negatively impact economic activity and, in turn, materially and adversely affect the Company's business, results of operations, and financial position.

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

While the measures implemented by the current administration have resulted in a slowdown in inflation during its tenure, in the past inflation has undermined the Argentine economy and the government's ability to create conditions that drive economic growth. In particular, high inflation rates or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of financial intermediation activity. This, in turn, could adversely affect economic activity and employment levels in Argentina.

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
In the past, Argentina has had and continues to have limited access to external financing and has had different debt restructuring processes with foreign bondholders, multilateral financial institutions and other financial institutions.

In more recent developments, in April 2025 Argentina entered into an Extended Fund Facility arrangement with the International Monetary Fund, which established a set of macroeconomic and policy targets for the country. Despite this agreement, significant structural imbalances persist that could impair Argentina’s ability to comply with its commitments. Any failure to meet the conditions of the IMF program or to service other external obligations could restrict or prevent access by the Republic of Argentina and the private sector to international capital markets, adversely affecting the Argentine economy as a whole.

New or more onerous regulations limiting access to capital investments and further restrictions that limit access to international financing for the private sector could arise again in the future. Such an event could have a negative impact on Grupo Galicia’s business, financial condition and results of operations. In addition, Argentina may be unable to service its debt, may again be unable to access the international markets or other sources of financing or may need to go through a debt restructuring process again. All of such scenarios could have an adverse effect on the Argentine economy and, consequently, on Grupo Galicia’s operations.
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

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets (flight to quality) at the expense of emerging market assets. This has had and could have a negative impact on the Argentine economy, and could continue to negatively impact the country's economy in the near future.

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

Additionally, increases in various interest rates could imply lower economic growth in any of Argentina's main trading partners (including Brazil, the European Union, China, and the United States).

A new global economic and/or financial crisis, or the effects of a deterioration in the current international context, could affect the Argentine economy and, consequently, the results and operations of the Parties, which could substantially adversely affect their ability to meet their payment obligations.
A potential devaluation of the Peso may hinder or potentially prevent Grupo Galicia from being able to honor its foreign currency denominated obligations.
If the Peso depreciated against the Dollar, as has occurred in the past and which could occur again in the future, this could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential devaluation could also adversely affect the Argentine government’s capacity to honor its foreign debt, with adverse consequences for the Company’s businesses, which could affect the capacity of the Company or any of its subsidiaries to meet obligations denominated in U.S. Dollars.

Additionally, the BCRA and the Treasury may intervene in the foreign exchange market to influence exchange rates. Purchases of Pesos by the entities could result in a decrease of its international reserves. A significant decrease in the BCRA international reserves may have an adverse impact on Argentina’s ability to withstand external shocks to the economy, and any adverse effects to the Argentine economy could, in turn, adversely affect the financial position and business of Grupo Galicia and its subsidiaries.

Growing capital controls have been enforced since 2019 and remain in place until today, although some foreign exchange restrictions have been lifted since the current administrations took office. Any further depreciation of the Peso could adversely affect the Argentine economy and could negatively impact Grupo Galicia's business and its ability to service its existing debt obligations. Moreover, an acceleration of inflation caused by an exchange rate crisis would raise the costs associated with Grupo Galicia's subsidiaries servicing of their foreign currency-denominated debt. Any of these factors could increase Grupo Galicia’s costs thereby having a material adverse effect on Grupo Galicia’s financial condition and consequently, the trading value of its ADSs.
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

The impact that these measures or potential future measures will have on the Argentine economy and Grupo Galicia is uncertain. Grupo Galicia cannot assure you that the regulations will not be amended, or that no new regulations will be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect Grupo Galicia's ability to access the international capital markets and may undermine its ability to make payments of principal and/or interest on its obligations denominated in a foreign currency or transfer funds abroad (in total or in part) to make payments on its obligations, including debt securities issued by Grupo Galicia or any of its subsidiaries. These regulations (and their amendments) can limit access to the foreign exchange market. In the future, Grupo Galicia may be prevented from making payments in U.S. Dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad.

In April 2025, the Argentine Central Bank (BCRA) announced the launch of a new phase of the Economic Program, introducing a managed float regime with moving exchange‑rate bands, alongside a partial easing of existing foreign‑exchange regulations. The Bank also communicated a monetary policy framework centered on the monitoring of monetary aggregates.

As of the date of this annual report, it is not possible to predict with certainty the impact that these measures may have on the Argentine economy in general or on the situation of Grupo Galicia in particular, especially with regard to their effective implementation and continuity over time. It is possible that the National Government, together with the BCRA, will adopt new provisions that modify the current conditions of the foreign exchange market.

In this regard, there is no guarantee that current regulations will not be altered or replaced by others that reinforce or introduce new limitations on access to the MLC (official exchange rate market). Any such measure could restrict Grupo Galicia's ability to access international capital markets, affect its ability to meet the principal and interest payments on its foreign currency obligations, or hinder the transfer abroad of the funds necessary to meet these commitments.

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

For example, in the recent history of Argentina there have been strikes promoted by the union representing Argentine bank employees. Some of these strikes did not have a direct effect on banks (including our principal subsidiary, Banco Galicia) but did impact banks’ clients who were not able to access branches. Such strikes can also lower the perception the public has of banks, which could have a reputational cost for Banco Galicia (the main subsidiary of Grupo Galicia) and, consequently, for Grupo Galicia. Labor movements are active in Argentina and can potentially lead to further strikes or work stoppages if demands are not satisfied, which could have a material and adverse effect on our operations and operating costs.

There can be no assurance that the Argentine government will not adopt measures in the future mandating salary increases or the provision of additional employee benefits or that employees or their unions will not exert pressure on companies, such as Grupo Galicia, in demanding the implementation of such measures. The implementation of any such measures could have a material and adverse effect on Grupo Galicia’s expenses and business, results of operations and financial condition and, thus, on the trading prices for its ADSs.
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

An outbreak of another pandemic, or epidemic disease or similar public health threat could have material adverse effects on global economic, financial and business conditions, which could materially and adversely affect our business, financial condition and results of operations.

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
The lack of a solid institutional framework regulating contracts entered into by the Argentine government and its agencies, as well as allegations of corruption, have affected and continue to affect Argentina. The Transparency International Corruption Perceptions Index, which measures corruption in 180 countries, ranked Argentina 99th in 2024, with a score of 37 out of a possible 100. Furthermore, as of the date of this annual report, Argentina has been invited to join the Organization for Economic Cooperation and Development (OECD). However, if the country fails to implement the reforms and make the commitments required by this organization, its membership could be rejected. On January 29, 2024, the OECD took note of the letter from the Republic of Argentina accepting the invitation to the organization. As of the date of this annual report, although OECD membership is a national objective, pursuant to Decree No. 591/2024, and the technical accession process has been underway since the submission of the initial memorandum in November 2025, Argentina's accession to this organization is still pending.

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

The devaluation of the Peso may negatively impact the ability of certain Argentine companies to repay their foreign currency debts, generate inflation, substantially reduce real wages, and jeopardize the stability of companies, such as the Company, whose success depends on domestic market demand. Lastly, it could adversely affect the ability of the National Government to meet its external debt obligations.

Both a significant depreciation and appreciation of the Peso could have a materially adverse effect on the Argentine economy, as well as on Grupo Galicia's financial position, business, and ability to repay its debts.

As of the date of this annual report supplement, there are different implicit exchange rates related to foreign currency rates, such as the “contado con liquidación,” the MEP or “dólar bolsa,” and the “dólar tarjeta,” among others. While this does not have a direct impact on the Company’s operations and business, a widening gap between these exchange rates and the official rate could affect Grupo Galicia and its subsidiaries' financial conditions and results of operations.

The credibility of certain Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy

Between 2007 and 2015, the INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, experienced a period of institutional deterioration that gave rise to controversy regarding the reliability of the information that it produces, including inflation, GDP and unemployment data, with allegations that the inflation rate in Argentina and the other rates calculated by INDEC could be substantially different from what’s indicated in official reports.

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

We cannot assure you that the Government will not vary or introduce other measures that may affect the national statistics system and, consequently, the Argentine economy, in particular by undermining consumer and investor confidence, which ultimately could have a material adverse effect on Grupo Galicia´s business, results of operations and financial condition.
The current geopolitical and economic landscape presents significant challenges for global financial markets operating in a context of high uncertainty.
Rising trade tensions and geopolitical conflicts may generate uncertainty in international markets and influence investment flows toward emerging economies. Notable among these are the economic measures implemented between China and the United States, along with recent territorial and strategic disputes in the North Atlantic regarding the sovereignty of Greenland. The latter has introduced unexpected friction in relations between the United States and the European Union, which could lead to new tariff barriers and increased volatility in fixed income and foreign exchange markets. Furthermore, unrest in the Middle East and regional conflicts in countries such as Iran, Ukraine, Russia, and Israel create persistent instability in global financial asset prices.

Likewise, political crises in Latin America represent critical factors that must be cautiously assessed by investors within the framework of a historically volatile region. In particular, the uncertain transition in Venezuela following recent changes in its power structure raises questions regarding institutional stability and the future configuration of the regional energy market. Regarding military conflicts in Eastern Europe and the Middle East, the primary concern lies in the potential effects on hydrocarbon supply and the security of international trade routes. A military escalation could severely restrict global energy exports, given that these regions account for the world's major oil producers. Consequently, geopolitical tensions have had and will likely continue to have a profound impact on international energy prices.

Due to the inherent uncertainties regarding the scale and duration of these events and their direct and indirect effects, it is not possible to reasonably estimate the impact that these conflicts may have on the global economy and its financial markets, on the Argentine economy, and, consequently, on the Company’s financial condition.
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
As a result of several economic crises, financial intermediation activity has declined in Argentina; private sector loans and deposits have reached lows, both in terms of volume and as a percentage of GDP. Although they have recovered over the last years, the ratio of private‑sector loans and deposits to GDP in the financial system remains low compared to other Latin American countries.

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

Banco Galicia’s (our main subsidiary) exposure to the public sector as of December 31, 2025 was Ps.6,693,902 million, representing approximately 18% of total assets and 111% of net worth. As a result, Grupo Galicia’s income-generating capacity may be materially impacted or may be particularly affected by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. The Grupo Galicia and its subsidiaries’ ability to honor their respective financial obligations may be adversely affected by the Government’s repayment capacity or its failure to meet its obligations in respect of Government obligations owed to Grupo Galicia which may, in turn, adversely affect the trading prices for Grupo Galicia's ADSs.

The asset quality of financial institutions could be deteriorated if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The ability of Argentine private sector debtors to repay their loans has deteriorated significantly in the past years as a result of certain economic events in Argentina and challenging macroeconomic conditions. This trend may impact the asset quality of financial institutions, including our own.

We cannot assure that the current economic situation and the international context will be favorable and that private sector debtors will improve the private sector’s ability to pay. Despite the current quality of its portfolio, we may not be successful in recovering substantial portions of outstanding loans. If Argentina’s economic growth were to slow down or if the financial condition of the private sector were to deteriorate, there could be a substantial increase in the incidence of non-performing loans, which could have a material and adverse effect on our business, results of operations and financial condition.
The Consumer Protection Law may limit some of the rights afforded to Grupo Galicia and its subsidiaries.
Law No. 27,265 and Law No. 27,266, the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Galicia's customers. Additionally, Law No. 25,065 (as amended by Law No. 26,010, Law No. 26,361 and the Decree of Necessity and Urgency No. 70/2023, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Additionally, the Civil and Commercial Code captured the principles of Consumer Protection Law and established their application to banking agreements.

Furthermore, Law No. 26,993 created the “System to Solve Disputes in Consumer Relationships” (“COPREC” for its Spanish acronym), an administrative and legal procedure within the framework of the Consumer Protection Law; namely, an administrative and a judicial regime for such matters.

By virtue of the Decree of Necessity and Urgency No. 55/2025, the National Executive Branch has dissolved COPREC, effective as of February 1, 2025. Notwithstanding the foregoing, local (Provincial and Municipal) regulations governing consumer relationships, as well as the administrative procedures applicable to consumer claims, shall remain in force.

Furthermore, as of the date of this report, a unified federal system for the filing and processing of consumer claims, known as the Federal Single Window for Consumer Protection Claims (Ventanilla Única Federal de Reclamos de Defensa del Consumidor), is in effect, as formalized by Disposition No. 890/2025 of the Undersecretariat of Consumer Protection and Fair Trade. One of its primary functions is to receive consumer claims filed nationwide and refer them to the competent local authority, provided such authority has previously adhered to the applicable framework.

Additionally, the Central Bank has issued various regulations providing broad protection to financial services users, establishing limits on the fees and charges that financial institutions may validly impose on their clients, which are consolidated under the “Financial Services Users Protection” regulations.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has led to an increase in general consumer protection levels. In the event that the Company is found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of the Company’s rights, for example, with respect to their ability to collect payments due from services and financing provided by the Company, and adversely affect their financial results of operations. There can be no assurance that court and administrative rulings based on the regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to its debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations.

The implementation of the Consumer Protection Law, the Credit Card Law and other applicable regulations by administrative authorities and courts may prevent or hinder the collection of payments resulting from services rendered and financing granted by Grupo Galicia's subsidiaries including Banco Galicia, which may have an adverse effect on their results and operations and, in turn, on the trading price for the ADSs.
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
Interest rates and regulated fees are highly sensitive to many factors beyond Banco Galicia’s control, such as regulation of the financial sector in Argentina, domestic and international economic and political conditions, increase competition in the banking sector, among other factors. Changes in the demand for our subsidiaries services and/or increases in the levels of delinquency among their customers could have a material and adverse effect on their businesses. This, in turn, could impact Grupo Galicia’s results of operations and financial condition, and consequently, the trading price for its ADSs.
Class actions against financial institutions for an indeterminate amount may adversely affect the profitability of the financial system and of Banco Galicia, specifically.
Certain public and private organizations have initiated class actions against financial institutions in Argentina, including Banco Galicia. Class actions are contemplated in the Argentine National Constitution and the Consumer Protection Law, however, the procedure for carrying them out is not regulated by any specific law. The courts (national or provincial), however, have admitted class actions in spite of lacking specific regulations, providing some guidelines with respect to the procedures for the same. These courts have admitted several complaints filed against financial institutions to defend collective interests, based on arguments that object to charges applied to certain products, applicable interest rates and the advisory services rendered in the sale of government securities, among others.
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
Dividend distributions by our subsidiary Banco Galicia are subject to the prior approval of the Superintendency of Financial and Foreign Exchange Institutions (Superintendencia de Entidades Financieras y Cambiarias, the “SEFyC”). The SEFyC assesses a financial institution’s capacity to distribute dividends at the time it receives the relevant approval request. The SEFyC may authorize the distribution of dividends if, during the month immediately preceding the request, the following requirements are met: (i) the financial institution is not subject to liquidation proceedings; (ii) it is not receiving financial assistance from the Central Bank; (iii) it is in compliance with its information reporting obligations to the Central Bank; (iv) it complies with minimum capital and liquidity requirements, among others; and (v) the financial institution is not subject to significant fines—exceeding twenty-five percent (25%) of the last reported computable regulatory capital (Responsabilidad Patrimonial Computable, or “RPC”)—disqualifications, suspensions, revocations or prohibitions imposed during the previous five years by the Central Bank, the Financial Intelligence Unit (UIF), the Argentine Securities Commission (CNV) and/or the Superintendency of Insurance, unless the financial institution has implemented corrective measures deemed satisfactory by the SEFyC (which measures are also communicated to the regulatory authority that originally imposed the sanction).

The SEFyC also considers information received from, and/or sanctions imposed by, equivalent foreign authorities. In assessing the relevance of such sanctions, the SEFyC takes into account the type of sanction, the underlying reasons for its imposition and its amount. In addition, the SEFyC considers the degree of participation in the events that led to the sanction, the economic effects of the infringement, the extent of harm caused to third parties, the economic benefit obtained by the sanctioned party, its operating volume, its level of responsibility and the position or role of the individuals involved.

Although in the past the Central Bank has authorized Banco Galicia to distribute dividends, there can be no assurance that the Central Bank will continue to grant Banco Galicia authorization to distribute the dividends approved by its shareholders at the annual ordinary shareholders’ meeting, or that such authorization will be granted for the full amount of distributable dividends.

The distribution of profits by financial institutions was suspended from January 1, 2023 through March 31, 2023. As from April 1, 2023 and through December 31, 2023, financial institutions that had obtained authorization from the Central Bank of the Argentine Republic (“BCRA”)—in accordance with the provisions of Section 6 of the Consolidated Text on Profit Distribution—were permitted to distribute profits in six (6) equal, monthly and consecutive installments, for up to forty percent (40%) of the amount that would have been distributable under the applicable regulations.

Likewise, through Communication “A” 7984 dated March 21, 2024, the BCRA provided that, through December 31, 2024, financial institutions that had obtained authorization from the BCRA—in accordance with the provisions of Section 6—would be permitted to distribute profits in six (6) equal, monthly and consecutive installments, for up to sixty percent (60%) of the amount that would have been distributable under the applicable regulations. Such profit distributions were required to be consistent with the information reported under the “Business Plan and Projections and Capital Self-Assessment Report” Informative Regime.

Additionally, through Communication “A” 7997 dated April 30, 2024, the BCRA provided that financial institutions that resolved or had resolved to distribute profits within the framework of Communication “A” 7984 would be permitted to do so in three (3) equal, monthly and consecutive installments, for up to the amount permitted thereunder. Said communication also introduced a special regime applicable to non-resident shareholders through the primary subscription of Bonds for the Reconstruction of a Free Argentina (BOPREAL), subject to certain restrictions and conditions.

Also, through Communication “A” 8214 dated March 13, 2025, the BCRA provided that, through December 31, 2025, financial institutions that have obtained prior authorization from the BCRA—in accordance with the provisions of Section 6 of the Consolidated Text on Profit Distribution—will be permitted to distribute profits in ten (10) equal, monthly and consecutive installments, commencing on June 30, 2025 and not earlier than the penultimate business day of the following months, for up to sixty percent (60%) of the amount that would have been distributable under said consolidated text. Such profit distributions must be consistent with the objectives of monetary stability and with the information reported under the “Business Plan and Projections” Informative Regime and the Capital Self-Assessment Report.

Finally, through Communication “A” 8410 dated March 19, 2026, the BCRA established that, through December 31, 2026, financial institutions that have obtained prior authorization from the BCRA—in accordance with the provisions of Section 6 of the Consolidated Text on Profit Distribution—will be permitted to distribute profits in three (3) equal, monthly and non-cumulative installments, payable as from the third business day of May and of each subsequent month in which the payment is made, for up to sixty percent (60%) of the net income for fiscal year 2025, after deducting the amounts corresponding to mandatory legal and statutory reserves. Such distributions must be consistent with the information reported under the “Business Plan and Projections” Informative Regime and the Capital Self-Assessment Report, and the calculation of the distributable amount and applicable thresholds must be carried out in homogeneous currency as of the date of the relevant shareholders’ meeting.

If, in the future, restrictions on the distribution of dividends by financial institutions were to be intensified or increased, this could limit Grupo Galicia’s ability to receive dividends from Banco Galicia and, as a result, could adversely affect Grupo Galicia’s results and, ultimately, the market price of the ADSs.

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

It is not possible to offer any guarantee that new stricter regulations will not be implemented in the future that may generate uncertainty and adversely affect future financial activities. Such changes in the regulatory framework and further changes in the future could limit the ability of financial institutions, including us, to make long-term decisions, such as asset allocation decisions, which could cause uncertainty with respect to our future financial condition and results of operations. We cannot assure that laws and regulations currently governing the economy, or the financial sector will not continue to change in the future or that any changes will not adversely affect our business, financial condition and results of operations.

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
A percentage of Grupo Galicia’s liquidity is derived from local banks and the local capital markets. As of December 31, 2025, Grupo Galicia’s liquidity ratio was 43.1%, as measured by liquid assets as a percentage of total deposits (liquid assets that include cash, bank loans, holdings of securities issued by the BCRA (“LELIQ” and “LEDIV”), net interbank loans, short-term placements with correspondent banks and repurchase agreement transactions in the local market).
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
Banco Galicia's (the main subsidiary of Grupo Galicia) and Naranja X´s results of operations may be adversely affected due to an increase in the default rate.
The Bank and Naranja X´s operational efficiency substantially depends on the adequacy of the measures implemented for the management, monitoring, and mitigation of delinquency. Our ability to maintain a competitive position and solid institutional solvency is linked, in part, to the success of our credit policies and to our capacity to offer products and services that meet customer needs throughout their financial life cycle.

If we fail to properly manage changes in the macroeconomic environment or market fluctuations that directly affect our borrowers’ repayment capacity, the Bank and Naranja X could face significant adverse effects. These negative impacts include, among others:
•(i) Increases in loan‑loss provisions: Greater exposure to credit risk would require increasing the reserves for expected credit losses, directly affecting our equity.
•(ii) Higher operating costs: The need to reallocate internal resources or hire additional staff to intensify collection and asset recovery efforts.
•(iii) Erosion of the financial margin: A reduction in total net income and business profitability.

Therefore, the successful execution of our risk policies and the continuous improvement of our delinquency management procedures are critical to our performance. Any failure in implementing these strategies or adapting our methods to market conditions could have a materially adverse effect on our business, operating results, and financial condition.
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
Grupo Galicia's capital structure is comprised of class A shares, each of which grants its holder five votes, and class B shares, each of which grants its holder one vote. As of December 31, 2025, a total of 1,606,253,729 of Grupo Galicia's shares were outstanding, of which 281,221,650 were class A shares and 1,325,032,079 were class B shares, and EBA Holding S.A. ("EBA") held 100% of the class A shares, which represented 17.51% of the total shares in circulation. Taking into account that class A shares have the right to a total of five votes per share, EBA has 51.48% of the total votes. Accordingly, EBA holds the necessary number of votes required to take all decisions at Grupo Galicia's shareholders' meeting, although it does not perform any management activities related to Grupo Galicia.
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
In addition, a single event or issue may give rise to numerous and overlapping investigations and proceedings in different jurisdictions. Also, the laws and regulations in jurisdictions in which Grupo Galicia’s subsidiaries operate may be different or even conflict with each other as to the products and services offered by Grupo Galicia’s subsidiaries or other business activities Grupo Galicia’s subsidiaries may engage in, which can lead to compliance difficulties or issues. Furthermore, many legal and regulatory regimes require Grupo Galicia’s subsidiaries to report transactions and other information to regulators and other governmental authorities’ self regulatory organizations, exchanges, clearing houses and customers. Grupo Galicia´s subsidiaries may be subject to fines, penalties, restrictions on our business, or other negative consequences if they do not timely, completely, or accurately provide regulatory reports, customer notices or disclosures, or make tax-related with holdings or payments, on behalf of themselves or their customers.
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
Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986, as amended, commonly known as FATCA, a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign passthru payments”) to persons that fail to meet certain certification, reporting, or related requirements. We are a foreign financial institution for these purposes. Several jurisdictions have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Certain aspects of the application of the FATCA provisions to instruments such as the class B shares and the ADSs, including whether withholding would ever be required pursuant to FATCA with respect to payments on such instruments, are uncertain and may be subject to change.
Even if withholding would be required pursuant to FATCA with respect to payments on the class B shares or the ADSs, proposed regulations have been issued that provide that such withholding would not apply prior to the date that is two years after the date on which final regulations defining “foreign passthru payments” are published in the U.S. Federal Register. In the preamble to the proposed regulations, the U.S. Treasury Department indicated that taxpayers may rely on these proposed regulations until the issuance of final regulations. Holders should consult their tax advisors regarding how these rules may apply to their investment in the class B shares and the ADSs.

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

Although Grupo Galicia has completed the acquisition of HSBC’s businesses in Argentina (“Acquisition”) and has already incurred the related integration and restructuring cost, the anticipated cost savings, synergies and other benefits of the Acquisition may not be fully realized, or may take longer to materialize than currently expected.

We may not be able to realize some or all of the currently anticipated benefits of the Acquisition, especially if the integration process takes longer or is more costly than originally expected. In addition, although we have already incurred the related integration and restructuring costs, we anticipate that the overall integration of HSBC’s businesses in Argentina will be a time-consuming and expensive process that, without proper planning and effective and timely implementation, may result in significant expenses and significantly disrupt our business. The anticipated cost savings, synergies and other benefits of the Acquisition are based on projections and other assumptions that are inherently uncertain, notwithstanding the successful completion of the integration process. As a result, the expected benefits may not be realized in the amounts or within the timeframes currently anticipated, or at all.

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

In addition, although Argentine laws provide for certain requirements that are similar to those prevailing in the U.S. in relation to publicly listed companies (including, for example, those related to price manipulation), in general, applicable Argentine laws are different to those in the U.S. and in certain aspects may provide different or fewer protections or remedies as compared to U.S. laws. Further, Grupo Galicia relies on exemptions from certain Nasdaq rules that are applicable to domestic companies. See "Item 6.C — Board Practices."

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

Our agent for service of process in the United States is CT Corporation System, presently located at 28 Liberty Street, New York, NY 10005.

On December 6, 2024, we completed the purchase from HSBC Latin America B.V. (“HSBC”) of its equity stakes in its subsidiaries in Argentina and our acquisition of HSBC’s banking, asset management, and insurance businesses in
Argentina (the “Acquisition”) pursuant to the share purchase agreement dated April 9, 2024 (the “Share Purchase
Agreement”), by and among us, Banco de Galicia y Buenos Aires S.A., HSBC Latin America B.V. and HSBC Latin
America Holdings (UK) Limited (together with HSBC Latin America B.V., the “Sellers”). Grupo Galicia currently provides the following services in Argentina through the following subsidiaries:

We provide bank services through Banco Galicia and during the 1st semester of fiscal year 2025, Banco GGAL S.A. (formerly, HSBC Bank Argentina S.A. and commercially known as "Galicia Más").

Through the operating subsidiaries of Tarjetas Regionales (i.e. Tarjeta Naranja S.A.U. and Naranja Digital Compania Financiera S.A.U.), we provide proprietary brand credit cards, consumer finance and digital banking services to the underbanked population of Argentina. These subsidiaries comprise a commercial umbrella known as Naranja X.

Through Galicia Asset Management and during the 1st semester of fiscal year 2025, GGAL Asset Management S.A. (formerly, HSBC Global Asset Management S.A.S.G.F.C.I. and commercially known as "Galicia Más Asset Management"), we provide mutual funds.

Through Sudamericana Holding and its subsidiaries, we provide insurance products in Argentina.

Through Galicia Securities and Inviu, we provide financial, and brokerage related products as explained herein. In order to strengthen our financial and brokerage services in the region and in the United States market, we established a subsidiary “Galicia Holdings” in Miami, United States of America.

Through Nera, a joint venture, we provide a new set of products and services that offer payment and financing options and solutions oriented to the agricultural sector.

Through Galicia Investments, Galicia Ventures and Galicia Venture Corp., Grupo Galicia started to invest in startups with venture capital funds in a variety of industries related to the activities developed by some of our subsidiaries in order to find and develop synergies and business opportunities.

We are one of Argentina’s largest financial services groups with consolidated assets of Ps.45,669,451 million as of December 31, 2025.
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
On May 28, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to Tarjetas Regionales for Ps.500,000,000 (which, as adjusted for inflation, is equal to Ps.23,048,260,206 as of December 31, 2025) to fund the creation of a new digital financial company, called “Naranja Digital Compañía Financiera S.A.U.” ("Naranja Digital") designed to reach and offer digital banking services to the underbanked population of Argentina. Said capital contribution was effective in two payments of Ps.250,000,000 each, the first one made in June 2019 and the second one made in December 2019. The formation of said company was approved on September 16, 2019, by Resolution 205 of the BCRA.
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
On August 15, 2019, the Board of Directors of Grupo Financiero Galicia accepted a purchase offer made by Banco Galicia to sell 10,000 shares, representing 1% of the capital stock of Inviu, for Ps.695,308.54 (which, as adjusted for inflation, is equal to Ps.29,370,826 as of December 31, 2025). With this share purchase, Inviu is 100% owned by our subsidiary Banco Galicia.

On September 20, 2019, the Board of Directors of Grupo Financiero Galicia approved a capital contribution to IGAM for Ps.71,000,000, (which, as adjusted for inflation, is equal to Ps.2,832,433,921 as of December 31, 2025), to be applied to the purchase of the total stake in Inviu owned by Banco Galicia. Said operation was closed at a total price of Ps.69,530,854 (which, as adjusted for inflation, is equal to Ps.2,773,824,639 as of December 31, 2025).
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
On May 28, 2020, the Board of Directors of Grupo Financiero Galicia. agreed with the minority shareholders of Tarjetas Regionales to proceed with a corporate reorganization process. Through this corporate reorganization, the minority shareholders of Tarjetas Regionales, Fedler S.A. and Dusner S.A., holders of 17% of Tarjetas Regionales’s shares spin- off its shares in Tarjetas Regionales and they were absorbed, through a merger by Grupo Financiero Galicia.
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
Additionally, on June 8, 2021, the Board of Directors of Grupo Financiero Galicia S.A. agreed to make a sale offer of 10,000 Class B book-entry ordinary shares, with a Par Value 1 and Ps.1 per share, representing 0.000569% of Tarjetas Regionales to Galicia Securities for a total price of Ps.175.9 million, (which, as adjusted for inflation, is equal to Ps.3,681.4 million as of December 31, 2025). The price was set based on a book value per share of Ps.17.59 resulting from the Net Assets of Tarjeta Regionales as of April 30, 2021. The sale offer was accepted and implemented on June 15, 2021 by Galicia Securities.
On March 22, 2022, the Board of Directors of Grupo Financiero Galicia approved the creation of Agri Tech, to develop agricultural business opportunities through a digital platform that makes agro-financial management easy to use through digital payment and financing functionalities. The company was registered in Delaware, USA, on April 1, 2022 and locally is developing its commercial activities under the trademark Nera. Grupo Financiero Galicia made an initial capital contribution of Ps.200 million during September 2022 to the company (which, as adjusted for inflation, is equal to Ps.2,092.7 million as of December 31, 2025) and owns the 100% equity of the company. Likewise, during February 2023, Grupo Financiero Galicia made a new capital contribution to Agri Tech of Ps.300 million (which, as adjusted for inflation, is equal to Ps.2,367.2 million as of December 31, 2025).

During the first quarter of 2023, the Board of Directors of Grupo Galicia resolved to create two companies, Galicia Investments, incorporated in the state of Delaware, United States of America and Galicia Ventures, incorporated in Ontario, Canada, in order to channel the investment initiatives within the open innovation and corporate venturing program.

On October 11, 2023, Grupo Galicia acquired 99.43% of the share capital of Seguros Sura S.A. (currently known as Seguros Galicia S.A., formerly known as Sudamericana Seguros S.A. and Sudamericana Seguros Galicia S.A., all changes of name have been approved by the Superintendence of Insurance and the Public Registry, hereinafter "Seguros Galicia"), an insurance company that has insurance solutions and services for individuals and families, SMEs, large companies and the agricultural segment, served by a wide network of insurance advisory producers. On September 21, 2023, the National Insurance Superintendency approved the operation, and as a consequence, on October 11, 2023, it was carried out through the transfer of 4,512,697,946 ordinary shares with a nominal value of Ps.1 (expressed in Pesos) and with the right to one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia. Finally, on October 30, 2023, the General Shareholders' Meeting of Sudamericana approved an increase in share capital for Sudamericana through the capitalization of the capital adjustment account and the issuance of new shares. After said approval, the percentage of Banco Galicia's participation on Sudamericana amounts to 9.61% and the participation of Grupo Financiero Galicia amounts to 90.39%.

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

Following the acquisition of HSBC Argentina's businesses in December 2024, Grupo Galicia initiated a corporate reorganization. The objective of this reorganization was to optimize and integrate the use of available resources, consolidate a single portfolio of products and services, and offer a high-value customer experience. This transformation was part of Grupo Galicia's strategy to strengthen its financial ecosystem, expand its value proposition, and support the sustainable growth of its businesses. The reorganization was approved by the shareholders' meeting of Banco Galicia, Fondos Fima and Galicia Seguros on April 23, 2025, and approved by the BCRA on May 22, 2025, with accounting and tax effect from January 1, 2025 and legal effect on June 23, 2025.
The GGAL Corporate Reorganization included the dissolution without liquidation of GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A., "Galicia Más Holdings") and mergers by absorption, with the following results:
•Unification of the banking business: Banco Galicia absorbed Galicia Más (formerly HSBC Bank Argentina S.A.), which was dissolved without liquidation, resulting in a single banking entity.
•Unification of the mutual fund management business: Galicia Asset Management absorbed Galicia Más Asset Management S.A., which was dissolved without liquidation, thus consolidating the business into a single entity.
•Absorption of GGAL Participaciones S.A.U.: Sudamericana Holdings absorbed GGAL Participaciones S.A.U., which was dissolved without liquidation.
As of June 23, 2025, Banco Galicia and Galicia Más began operating as a unified financial entity.
On February 25, 2025, Grupo Financiero Galicia and Banco Santander S.A. entered into an agreement to implement a joint venture to enhance the growth and expansion of Nera's business.
The joint venture comprises Agri Tech Investments Argentina S.A.U. ("Nera Argentina"), Nera Paraguay S.A. and Nera Uruguay S.A. Under this agreement, the parties agreed to establish a holding company in Spain to control the joint venture entities, with Grupo Financiero Galicia and Banco Santander S.A. sharing equal governance and economic rights.
On December 23, 2025, the transaction was completed. On that date, Grupo Financiero Galicia S.A. and Banco Santander S.A. executed a shareholders' agreement pursuant to which each party holds a 50% stake in the holding company, now named Nera Agro Holdings S.L. and domiciled in Spain. Also on that date, an extraordinary general meeting of shareholders approved a capital increase, with Banco Santander S.A. subscribing for the newly issued shares. As a result, both parties share equally in the governance and results of the holding company.
In October 2025, within the framework of companies already established to channel venture capital investment initiatives and to provide the appropriate legal framework for certain investments and new initiatives, the Board of Directors of Grupo Financiero Galicia resolved to create a new entity named Galicia Venture Corp., incorporated in the state of Delaware, United States of America.

During the fourth quarter of 2025, the Board of Directors of Grupo Financiero Galicia, with the objective of continuing to strengthen its brokerage services through its subsidiary commercially known as Inviu, resolved to establish three entities in the United States of America, (i) Vestly Group Corp., which will act as a holding company; (ii) Vestly Capital, LLC, which will operate as a broker-dealer; and (iii) Vestly Advisory LLC, which will act as a registered investment advisor.
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
On December 27, 2017, Grupo Financiero Galicia, in its capacity as sole shareholder and holder of 100% of the capital of Banco Galicia, integrated a capital contribution of Ps.10,000,000,000 (which, as adjusted for inflation, is equal to Ps.811,035,925,946 as of December 31, 2025). The BCRA, through its Resolution No.35 dated January 11, 2018, approved the capital contribution and its consideration as computable capital.
On January 21, 2019 Banco Galicia, sold to AI Zenith (Netherlands) B.V. 3,182,444 book-entry common shares, with face value of Ps.1 each and one vote per share, representing 7.7007% of Prisma Medios de Pago S.A. (“Prisma”) capital stock. Banco Galicia continues to hold 3,057,642 shares in Prisma, which represents 7.3988% of its capital stock.
In September 2019, Banco Galicia accepted an offer to acquire 100% of the shareholding in Inviu made by IGAM. The price of the operation amounted to Ps.69,530,854 (which as adjusted for inflation, is equal to Ps.2,773,824,639 as of December 31, 2025). See “—Grupo Financiero Galicia”.
During the fiscal year 2020, Banco Galicia, together with other financial institutions, formed a company named Play Digital S.A. (“Play Digital”) with the corporate purpose of developing and marketing a payment solution linked to the bank accounts of the financial system users, which will significantly enhance their payment experience. As of December 31, 2025, Banco Galicia held 19.79% of Play Digital.
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
On August 10, 2023, Banco Galicia made an irrevocable equity contribution in the amount of Ps.86.4 million (which as adjusted for inflation, is equal to Ps.427.8 as of December 31, 2025) to Sudamericana. Subsequently, on August 11, 2023 Sudamericana entered into a Share Purchase Agreement for the acquisition of 99.43% of Sudamericana Seguros Galicia for US$19 million. On September 21, 2023, the National Insurance Superintendency approved the transaction, and as a consequence, on October 11, 2023, it was carried out through the transfer of 4,512,697,946 ordinary shares with a nominal value of Ps.1 and with the right to one vote per share, representing 99.43% of the capital and votes of Sudamericana Seguros Galicia. Finally, on October 30, 2023, the General Shareholders' Meeting of Sudamericana approved an increase in share capital for Sudamericana through the capitalization of the capital adjustment account and the issuance of new shares. After said approval, the percentage of Banco Galicia's participation in Sudamericana amounts to 9.61% and its percentage participation in Grupo Financiero Galicia amounts to 90.39%.
In 2024, Banco Galicia, together with Grupo Galicia, consummated the Acquisition. As part of the GGAL Corporate Reorganization, effective June 23, 2025, Galicia Más was merged into Banco Galicia, consolidating the banking operations acquired from HSBC into a single banking entity.
iii) Galicia Más Holdings

Galicia Más Holdings S.A. (“Galicia Más Holdings”) was a member of Grupo Galicia. Galicia Más Holdings was founded in August 1997 when HSBC Latin America BV, a company ultimately controlled by HSBC Holdings plc, purchased a 97.36% stake in the parent company, Roberts S.A. de Inversiones (now HSBC Argentina Holdings S.A.).
Its origins date back to 1908 with the organization of Leng, Roberts & Company as a partnership that participated in the development of the Argentine economy through activities in the areas of international trade, insurance, and investment banking.
On December 6, 2024, Grupo Galicia acquired HSBC's banking asset management, and insurance businesses in Argentina, for more information, please see "History and development" - "History" - "Grupo Galicia". HSBC Bank Argentina (now “Galicia Más”) is one of the country's leading private retail banks, with 101 branches in 23 provinces and 2,843 employees, as of December 31, 2024. The Acquisition allowed Galicia Más to increase its distribution network and market share in the country, particularly in the retail banking segment.
In 2025, as part of the integration of the businesses acquired from HSBC, Grupo Galicia carried out a corporate reorganization (as described in Item 8.B, the "GGAL Corporate Reorganization"). On April 23, 2025, the shareholders of the relevant entities approved the following transactions, with accounting and tax effect from January 1, 2025 and legal effect on June 23, 2025: (i) the dissolution without liquidation of Galicia Más Holdings and the transfer of its assets and interests to Banco Galicia, Galicia Asset Management, and Sudamericana Holding; (ii) the merger of Galicia Más (bank) into Banco Galicia; and (iii) the merger of Galicia Más Asset Management into Galicia Asset Management. As a result, Galicia Más Holdings and the Galicia Más entities ceased to exist as separate legal entities.
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
In February 2019 and December 2019, Cobranzas Regionales S.A. ("Cobranzas Regionales") received capital contributions from its shareholders, Naranja and Tarjetas Regionales, with the purpose of maximizing supporting the growth of its "NPOS" business (now called "Toque," a service that enables merchants to accept debit and credit card payments through wireless devices) and the subsequent launch of the "Naranja X" virtual wallet.

In 2019, Tarjetas Regionales created a new digital financial company called “Naranja Digital”, designed to offer digital banking services to the underbanked population of Argentina. The formation of Naranja Digital was approved by the BCRA on September 16, 2019 pursuant to Resolution No. 205. Naranja Digital subsequently obtained its license to commence operations from the BCRA.

In 2023, Naranja's Board of Directors approved a merger by absorption whereby Naranja (absorbing company) absorbed Cobranzas Regionales (absorbed company) effective October 1, 2023.

In 2024, NHI (UK) Limited was established in the United Kingdom as a wholly-owned subsidiary of Tarjetas Regionales. NHI UK Limited holds a 95% stake in NXers S.A. de C.V., a variable capital corporation incorporated in Mexico in 2024. As of February 2026, NXers S.A. de C.V. has applied for a banking license from the Mexican National Banking and Securities Commission (CNBV) to operate as a Multiple Banking Institution in Mexico, in accordance with the Mexican Law of Credit Institutions.

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

As part of the GGAL Corporate Reorganization, effective June 23, 2025, the insurance businesses acquired from HSBC were consolidated under Sudamericana Holding. As a result, Grupo Galicia owns 96.28% of Sudamericana, with the remaining 3.72% held by Banco Galicia.
vi) Galicia Asset Management
Galicia Asset Management was incorporated in 1958 and manages the Fima family mutual funds, which are distributed by Banco Galicia through its various channels, including its branch network, home banking and investment centers, among others.

The Galicia Asset Management team consists of experienced asset management professionals dedicated to managing the Fima family funds to meet the needs of individuals, companies, and institutions. Each fund’s assets are allocated across a diverse range of investments, such as bonds, negotiable obligations, trusts, shares and deposits, in alignment with the fund’s investment objective.

In August 2021, the company received approval from the Inspección General de Justicia to change its corporate name from Galicia Administradora de Fondos S.A. to Galicia Asset Management S.A.U.

As part of the GGAL Corporate Reorganization (as described in Item 8.B), effective June 23, 2025, Galicia Más Asset Management was merged into Galicia Asset Management. As a result, Galicia Asset Management incorporated the management of 13 additional mutual funds from the HF fund family. Subsequently, 9 HF funds were merged into 8 FIMA funds, strengthening the product offering and consolidating Galicia Asset Management's position as the leading mutual fund management company in Argentina.
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
viii) IGAM and Vestly Group Corp
Incorporated in 2019, IGAM is the holding company for Inviu S.A.U. (“Inviu”), Inviu Uruguay Agente de Valores S.A. (“Inviu Uruguay”), Inviu Capital Markets Limited, Inviu Technology Limited and Inviu Perú SAB SAC. IGAM is registered in Delaware, USA.

Inviu was established in 2019 with the mission to conduct transactions typical of authorized agents, either independently, on behalf of third parties, or through agents, agencies, or branches, in compliance with current laws and regulations governing authorized securities markets. Inviu offers a digital investment platform for independent financial advisors, enabling them to deliver investment experiences to their clients, optimize their daily operations, and improve their financial performance. For investors, Inviu delivers the investment experience they seek: comprehensive advisory services from their trusted advisors, complemented by a mobile app and web platform.

Inviu Uruguay was established in 2019 and, on July 23, 2021, obtained authorization from the Central Bank of Uruguay to operate as a broker-dealer (agente de valores). As of that date, it became a regulated financial institution under the Financial Intermediation Law and the regulations issued by the Central Bank of Uruguay. This authorization allows Inviu Uruguay to offer brokerage services across Latin America, including access to a wide range of financial products such as equities, fixed income, and mutual funds.

To support its expansion across Latin America, Inviu established Inviu Capital Markets Limited and Inviu Technology Limited in the United Kingdom in 2022. In 2024, Inviu opened its first office in Peru, marking a new phase in its regional growth strategy.

In 2025, it obtained its license to operate as a Sociedad Agente de Bolsa (SAB) in Peru. This authorization enables Inviu to operate as a regulated broker in the Peruvian capital markets, allowing direct access to local market operations. Additionally, the same year, Vestly Group Corp was established as the parent company of Vestly Capital LLC—formed to apply for a broker-dealer license—and Vestly Advisory LLC—formed to apply for a Registered Investment Advisor (RIA) license. Vestly Capital LLC formally initiated its broker-dealer licensing application in December 2025 which is pending regulatory approval.
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
Galicia Securities is a member of the Argentine Stock Exchange Market (“BYMA”) and the Argentine Electronic Open Market.
x) Galicia Ventures, Galicia Investments and Galicia Ventures Corp
On January 10, 2023, the Board of Directors of Grupo Financiero Galicia resolved to create two companies, (i) Galicia Investments, established in Delaware, United States of America and (ii) Galicia Ventures, established in Ontario, Canada. These two companies were created to invest in venture capital startups that offer potential synergies with Grupo Financiero Galicia's subsidiaries, partnering with both local and foreign entrepreneurs at various stages of development. The investment focus includes fintech (financial technology), agtech (technologies aimed at improving efficiency, productivity and sustainability in agriculture and livestock) and insurtech (technology-driven innovations in the insurance sector).

Additionally, on October 28, 2025, the Board of Directors of Grupo Financiero Galicia resolved to create Galicia Ventures Corp, a company incorporated in the State of Delaware, United States of America, with the same investment focus as Galicia Investments and Galicia Ventures.

Grupo Financiero Galicia owns 100% of the shares of Galicia Investments and 100% of the shares of Galicia Ventures Corp.

Galicia Investments owns a 1% stake in Galicia Ventures, and the remaining 99% is owned by Grupo Financiero Galicia.

As of December 31, 2025, Galicia Ventures had a presence in four Latin American countries with a total of 10 active investments. In Argentina, it has invested in Eiwa, Remitee, Fudo, Lebane, Moova, and SiloReal. In Uruguay, it has invested Strike. In Colombia, it has invested in Payana and Simetrik. In Mexico, it has invested in Crabi.

xi) Galicia Holdings

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
xii) Agri Tech
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

Agri Tech is the holding company of Agri Tech Investments Argentina S.A.U., incorporated in Argentina on August 16, 2022, and Nera Uruguay S.A. (formerly Halsiuk S.A.), a Uruguayan public limited company acquired by Agri Tech in June 2023, as part of Nera’s regional growth strategy for 2024 and 2025.

As part of this regional expansion, Nera also established a subsidiary in Asunción, Paraguay, named Nera Paraguay, which commenced operations in 2025.

On February 25, 2025, Grupo Financiero Galicia and Banco Santander S.A. entered into an agreement to implement a joint venture to enhance the growth and expansion of Nera's business.

The joint venture comprises Agri Tech Investments Argentina S.A.U. ("Nera Argentina"), Nera Paraguay S.A. and Nera Uruguay S.A. Under this agreement, the parties agreed to establish a holding company in Spain, to control the joint venture entities, with Grupo Financiero Galicia and Banco Santander S.A. sharing equal governance and economic rights.

On December 23, 2025, the transaction was completed. On that date, Grupo Financiero Galicia and Banco Santander S.A. executed a shareholders' agreement pursuant to which each party holds 50% stake in the holding company, now named Nera Agro Holdings S.L. and domiciled in Spain. Also on that date, an extraordinary general meeting of shareholders approved a capital increase, with Banco Santander S.A. subscribing for the newly issued shares. As a result, both parties share equally in the governance and results of the holding company.
A.2 Capital Investments and Divestitures
During 2025, our capital expenditures amounted to Ps.112,765 million, allocated as follows:
•Ps.117 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fixtures);
•Ps.112,649 million in licenses and other intangible assets.
During 2024, our capital expenditures amounted to Ps.284,963 million, allocated as follows:
•Ps.177,576 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•Ps.107,388 million in licenses and other intangible assets.
During 2023, our capital expenditures amounted to Ps.212,037 million, allocated as follows:
•Ps.102,770 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and
•Ps.109,268 million in licenses and other intangible assets.

These capital expenditures were primarily made in Argentina.
For a description of our divestitures in 2025, 2024 and 2023, please see “—History” —“Grupo Financiero Galicia”, “Banco Galicia” and “Tarjetas Regionales”.
A.3 Investment Planning
We have budgeted capital expenditures for the fiscal year ending December 31, 2026, for the following purposes and amounts:

December 31, 2026
(in millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment and other fixed assets)	80,534
Organizational and IT System Development	173,026
Total Investment Planning	253,560
These capital expenditures will primarily be made in Argentina. Management believes that internal funds will be sufficient to finance capital expenditures for the year ending December 31, 2026.
The SEC maintains the following website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http:// www.sec.gov.
B. Business Overview
B.1 Business
We are a financial services holding company and conduct our business through the following subsidiaries and joint ventures:
•Banco Galicia;
•Tarjetas Regionales, commercially known as "Naranja X";
•Galicia Asset Management, commercially known as "Fondos Fima";
•Sudamericana Holding, commercially known as "Galicia Seguros";
•IGAM and Vestly Group Corp, commercially known as "Inviu";
•Galicia Securities;
•Galicia Ventures, Galicia Investments and Galicia Ventures Corp, collectively known as "Galicia Ventures"; and
•Agri Tech, commercially known as "Nera" (joint venture).

Please refer to the aforementioned commercial names for the purposes of identifying the different entities when reviewing this Item 4. "Information on the Company" – Section B. "Business Overview".
(i) Banco Galicia
Banco Galicia is one of Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. It is also our largest subsidiary. According to information provided by the BCRA, as of December 31, 2025, Banco Galicia ranked first in terms of assets, deposits, loans and in terms of net worth within private-sector banks in Argentina. Its market share of private sector deposits and of loans to the private sector was 16.21% and 14.31%, respectively, as of December 31, 2025. As of December 31, 2025, Banco Galicia had total assets of Ps.36,652,385 million, total loans and other financing of Ps.18,347,925 million, total deposits of Ps.25,566,662 million, and its shareholders’ equity amounted to Ps.6,023,617 million.
In 2025, Banco Galicia marked 120 years of uninterrupted presence in Argentina. Since its founding in 1905, it has demonstrated a sustained capacity to adapt to different macroeconomic and regulatory contexts, consistently maintaining its core values of trust, proximity, and customer focus. This anniversary represented not only an institutional milestone but also the starting point of a new phase of growth, aligned with Banco Galicia's commitment to continue driving economic development and financial innovation in the country.

Furthermore, in 2025, following the successful completion of the integration process of Galicia Más businesses, which began in 2024, Banco Galicia consolidated its position as Argentina's leading privately held financial services platform. This process was centered on the customer, prioritizing a seamless migration that ensured operational continuity and provided a consistent experience throughout the transition.
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2025, was comprised of 316 full service banking branches, located throughout the country, 787 ATMs and 1,356 self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia also maintains an operational presence within company facilities through its On-Site Banking (BeP) model, allocating resources and personnel to provide direct, on-site service. This channel is a strategic element of proximity, designed to facilitate access to financial products and services, strengthen relationships with corporate clients, and support the daily operations of employees at these institutions. As of December 31, 2025, the total number of BeP locations was 27.
Banco Galicia’s customer base was comprised of 5,216,740 customers. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, based on internal studies undertaken by Banco Galicia, it is estimated that Banco Galicia is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, one of the primary private-sector institutions serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into four categories or segments, Retail, Business and SMEs, Wholesale and Financing, as explained further below in the Segment Tribes subsection.
Alongside its growth and consolidation, since 2018 Banco Galicia has undergone a significant transformation aimed at increasing flexibility, efficiency, and adaptability in an environment of constant change. This process led to the consolidation in 2020 of an agile organizational model, designed to respond dynamically to business challenges without sacrificing stability or strategic focus.

Building on this foundation, beginning in 2021, Banco Galicia, focused on developing a data-driven culture, recognizing that personalization, efficiency, and informed decision-making are key to enhancing the customer experience and business profitability. This approach was further developed in 2022 with the evolution of the cultural framework, placing people, teamwork, innovation, and continuous experimentation at the center, as drivers to sustain growth and generate a positive impact on customers' daily lives.

Throughout 2025, Banco Galicia continued to consolidate its data-driven culture through various complementary approaches. First, by strengthening the operational and cultural model, focusing on skills development, behavioral guidance, and effective communication, fostering habits such as systems thinking, analytical learning, information democratization, critical thinking, and analytical innovation. This approach was supported by training programs and internal communication initiatives aimed at consolidating an increasingly data-driven organization.

Second, in 2025, Banco Galicia continued to expand the use of machine learning and artificial intelligence models applied to specific business cases, with a direct impact on operational efficiency and service personalization. These initiatives strengthened operational intelligence, with data as a central component of services, and advanced the progressive decentralization of knowledge to business teams. This process was supported by the incorporation and evolution of technological tools that enable more agile and efficient use of information, automating key business decisions and processes, and serving as a fundamental enabler of simpler and more personalized service.

Finally, in 2025, Banco Galicia advanced industry specialization as a strategic initiative to reinforce its customer focus. In an increasingly commoditized financial system, vertical integration of the business was consolidated as a means of generating differentiated value, deepening sector knowledge, and achieving a more precise understanding of each client's specific needs.
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
a.i) Retail Segment
The Retail Segment comprises all clients who are individuals without any business activity. This segment serves 4,632,661 customers.

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

This transformation process continued throughout 2025. During this period, Banco Galicia focused on proactively meeting the needs of its customer base by developing new features and optimizing processes across its service channels. This was complemented by the adoption of advanced technologies designed to improve and enrich the everyday experience of its customers. In 2025, 89% of active customers chose to operate through digital channels, reaching 3 million monthly users on the mobile app and an 84% token adoption rate.

Furthermore, to strengthen self-service and the user experience, during 2025, Banco Galicia:

•implemented a new management system for customer service officers, reducing response times and streamlining case resolution;
•incorporated artificial intelligence tools into its e-learning platform, enhancing knowledge development within teams and improving interaction between representatives and clients;
•continued to promote the use of digital channels, such as the help section, to facilitate self-service inquiries;
•enhanced customer service through Gala, its virtual assistant, improving the accuracy of responses and offering a smoother experience for unassisted interactions; and
•continued to develop the Cuenta FIMA experience and launched interest-bearing savings accounts in US dollars, reinforcing its commitment to innovative financial solutions focused on savings management and yield generation.

Finally, in 2025, Banco Galicia achieved a strategic milestone that embodies its commitment to putting customer first: the integration of Galicia Más customers. Banco Galicia ensured a seamless transition through strategic communications and personalized support, and implemented a dedicated post-migration support program designed to safeguard customer experience and trust. This program included continuous monitoring, priority omnichannel support with a digital focus, dedicated 24/7 representatives, and advanced self-service tools, allowing customers to operate normally from day one and immediately access all of Banco Galicia's products and services.

Within the Retail Segment, customers are served under the following models:
•MOVE
•Personas (Individuals)
•Plus
•EMINENT

1.Personas (Individuals), MOVE, and Plus Clusters: These clusters represent 82.8% of clients within the Retail Segment.
For customers in these sub-segments, the value proposition includes a comprehensive package of products and services designed to support their daily lives. This package includes credit cards, loans, insurance, benefits, and exclusive promotions. Cashback is credited immediately directly to the customer's account, allowing them to save and access their money when they need it. Customers also have access to personalized support 24/7 and a comprehensive app that allows them to manage their transactions simply and independently. Specifically for the Move sub-segment, the proposition is based on four main pillars: free access, speed, simplicity, and digitalization.
Under the "Tenés Galicia" initiative, Banco Galicia offers a simple, secure and fully digital solution aimed at simplifying customer’s lives through products and services that support their day-to-day needs. Within this framework, the Bank continuously reviews and optimizes its communications and customer touchpoints, aiming to position itself as the first choice in various aspects of their daily lives and interactions with financial services.
In 2024, the financing vertical was strengthened to provide greater credit flexibility, enabling more customers to access credit solutions. A credit card specifically designed for MOVE clients was introduced, allowing access to installment payments, exclusive benefits, and discounts. Additionally, in 2025, Banco Galicia introduced an option that allows clients to pay for services and purchases made via QR code in installments, without the need for a physical card, providing greater flexibility in payment methods.
Another major focus was on enhancing the customer experience. The goal is to optimize self-service capabilities, ensuring that the help portal offers all the necessary information for customers to resolve issues independently—without needing in-person or digital support.
Throughout 2025, Banco Galicia continued expanding the value proposition initiated in 2024, focusing on acquisition and development of sub-segments such as retirees, clients with direct salary deposit, and students. Specifically, in the university segment, the Bank offered a welcome cashback benefit upon account opening, along with specific academic-related offers, such as discounts at dining halls, cafeterias, and bookstores, with the aim of facilitating students' daily banking needs.
2.ÉMINENT Cluster: This cluster represents 17.2% of clients within the Retail Segment.
Banco Galicia aims to meet the needs of its most demanding and distinguished clients through Eminent Black and Eminent Platinum. They are structured through three core pillars of service: exclusive attention, personalized benefits and experiences, and agile, simplified processes. With a focus on building long-term, trust-based relationships, Banco Galicia offers the Galicia ÉMINENT premium service, which provides differentiated and exclusive support through dedicated ÉMINENT executives at branches and digitally via Galicia Conecta—offering personalized assistance through WhatsApp or email, regardless of the client’s location, with 24/7 availability.
Additionally, customers in this sub-segment have access to higher cashback percentages and limits across various consumption categories compared to other customer segments. These include, among others, supermarkets, fuel, restaurants, and clothing, reinforcing a value proposition focused on savings and everyday spending.
During 2025, Galicia launched a savings account service in US dollars, offering an attractive alternative for clients seeking to earn interest on their foreign currency balances. It also finalized the reassignment of executive portfolios to improve and focus preferential attention on the clients who need it most. Simultaneously, it implemented fees adjustments on high-interest products for this segment, reducing fees on securities and lowering costs for foreign trade payment orders. In addition, it introduced the new Travel Section, designed to support clients at every stage of their trip—before, during, and after—providing them with the right products at the right time.
In terms of experiences, Galicia continued to develop outstanding events associated with different card brands. For Amex clients, the Food & Wine event was held at the Palacio Duhau, along with tennis tournaments and clinics, and marathons in conjunction with the Runners Club. For Visa clients, the golf tournament at Olivos Golf Club was a highlight, and for Mastercard clients, padel tournaments and clinics were offered. Furthermore, it expanded its reach to the interior of the country, with golf tournaments in key locations in partnership with Visa Signature. Other initiatives included guided tours at the Museum of Fine Arts, cultural events at the Jockey Club, and sponsorship of the Buenos Aires International Book Fair (FILBA) with workshops and exclusive benefits. It also supported customers during peak tourist seasons with benefits at ski resorts, spas, and other vacation destinations. Finally, in the entertainment sector, Galicia customers enjoyed exclusive presales through interest-free installments and ongoing discounts at restaurants, thus reinforcing a comprehensive and distinctive offering.
a.ii) Business and SMEs

The Business & SMEs cluster is composed of individuals with commercial activity that generate annual revenues up to Ps.125 million and small to medium-sized enterprises (SMEs) that generate annual revenues between Ps.125 million and Ps.10 billion. This is a heterogeneous segment, with differentiated operational needs depending on the type of activity and business model. Clients categorized as Businesses have a daily routine focused on collecting payments in a simple, agile and efficient manner. SMEs, on the other hand, often require support with payment products (for assets, suppliers, etc.) and guidance on foreign trade, among other needs. In 2025, 74% of the segment corresponded to Businesses and 26% to SMEs.

Banco Galicia classifies businesses and SMEs based on their business models:

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

In 2025, Banco Galicia relaunched “PYMEntón” as a mass-market brand positioning campaign, while continuing to offer special benefits for small and medium-sized enterprises (SMEs). In this new phase, the Galicia Office App served as the central focus of the communication strategy. The relaunch yielded positive results, driving new client acquisition and generating a favorable impact throughout the entire business development process, from initial contact to the completion of sales.

Finally, during 2025, Banco Galicia actively promoted the development of SME communities nationwide through various initiatives. Training and networking events were held under the "Encuentro PyME" brand in several locations across the country, such as Entre Ríos, Salta, and Buenos Aires, with high participation. Special emphasis was also placed on the franchise ecosystem, creating spaces for connection between companies, investors, and success stories. The "El Ascenso" initiative was the main support program, consisting of regular meetings aimed at boosting the businesses of groups of entrepreneurs from different regions, such as Neuquén, Santa Fe, and Tucumán. These efforts were strengthened by the addition of strategic partners, such as business schools and universities, which allowed for the dissemination of valuable tools and best management practices to a growing number of SMEs.
a.iii) Wholesale Segment
The Wholesale Segment, comprised of 42,983 customers as of December 31, 2025, is focused on becoming a strategic partner by orchestrating business ecosystems and contributing to the development and improvement of the day-to-day operations of more companies.
Among the pillars of the value proposition, the focus is on the service model through an omnichannel strategy, which seeks to be available 24/7 when the customer needs it. In line with this strategy and in order to provide national coverage to these clients, they have a team of specialists who provide coverage nationwide in 25 business centers strategically located by industry.

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

Banco Galicia continues to enhance the daily operations of its wholesale clients through technological solutions that optimize management workflows. These tools improve operational efficiency at competitive costs and offer a fully digital experience, available through Office Banking and the Wholesale App. In 2025, Banco Galicia revamped its digital channels for businesses, implementing an improved version of Office Banking. Key enhancements included the addition of Business Switch functionality, which enables efficient management of accounts for multiple companies from a single platform. Additionally, Banco Galicia redesigned the login process, password and user recovery features, and the account overview. In line with strengthening its financial value proposition, Banco Galicia added a new investment section and incorporated specific functionalities in critical areas such as checks, agreements, credit ratings, loans, and foreign trade.

During 2025, the integration of client portfolios from Galicia Más was successfully completed, adding 2,642 clients to the Wholesale segment. This process consolidated Banco Galicia's market position and expanded its client base while maintaining its standards of service, agility, and specialized attention.

With a focus on client growth, Banco Galicia expanded its service model by incorporating three new strategic verticals: Energy and Mining, Automotive, and Mass Consumption. This expansion deepened sector expertise and enriched the business ecosystem, providing clients with access to a validated network of potential customers, suppliers, and business partners to accelerate growth opportunities.

Verticalization is a long-term strategic decision. Industry specialization allows for a deep understanding of clients' businesses, enables more valuable conversations, and improves support capabilities. Experience in the agricultural sector demonstrates that a thorough understanding of a production chain allows for a more effective and sustainable impact.

As a result of this evolution, the segmentation of the Wholesale business is defined in the following verticals:

1.Energy and mining

The Energy and Mining sector comprises companies dedicated to the exploration, extraction, and processing of natural resources. These activities are characterized by long-term investment cycles and high capital intensity. In this context, Banco Galicia's strategy focuses on integrating across the entire value chain of the sector, positioning itself through strategic alliances with key players to indirectly reach their extensive network of suppliers.

Banco Galicia has 2,121 clients within the Energy and Mining sector, with a predominant focus on the Oil & Gas, mining, and renewable energy sectors. Active participation throughout the entire value chain, along with a sales team dedicated exclusively to this industry, allows the Bank to deeply understand the sector's specific needs and its main operational challenges. This knowledge enables the design of financial solutions that connect the large companies driving the sector's activity with their supplier network, strengthening the functioning of the entire ecosystem. Within this framework, during 2025, Banco Galicia developed strategic alliances with leading companies in the sector and expanded its presence in segments where it previously had no participation.

2.Automotive

The Automotive vertical encompasses the various players that make up the sector's ecosystem, including manufacturers, auto parts suppliers, dealerships, and savings plan administrators. Banco Galicia's value proposition focuses on providing financial and operational support to these companies through specific solutions for inventory management, secured financing, and leasing.

During 2025, the automotive industry experienced strong growth. In this context, Banco Galicia leveraged the sector's positive momentum to consolidate its presence throughout the entire value chain.

At the end of 2025, the Bank had 1,971 clients within this vertical. Coverage includes everything from large manufacturing plants and importers to auto parts suppliers, distributors, logistics operators, dealerships, and after-sales service centers. This cross-sector presence, along with a specialized sales team dedicated exclusively to the automotive industry, allows the Bank to deepen its relationship with manufacturers and extend this work to the rest of the ecosystem, generating high-impact alliances.

Within this framework, Banco Galicia developed strategic alliances with key players in the sector, including Toyota, Mercedes-Benz, and Iveco, consolidating a strong position in vehicle financing. By the end of 2025, its secured loan portfolio reached Ps.29,673 million. Additionally, through agreements, collection solutions, insurance, and new products—such as the implementation of QR code payments for savings plans—the Bank expanded its value proposition, extending its coverage from auto parts suppliers to dealerships and reinforcing its role within the automotive ecosystem.

3.Mass Consumption

The Mass Consumption vertical comprises manufacturers, distributors, and large retailers dedicated to the sale of fast-moving consumer goods. This sector is characterized by a high level of transaction volume and intensive cash flow management. In this context, Banco Galicia's strategy focuses on building a vertical with a comprehensive vision, designed to orchestrate these flows efficiently and sustainably.

Even in a challenging environment, the consumer goods sector maintained a significant level of activity. Large companies in the sector continue to transform their business models, incorporating fintechs, marketplaces, and new ways of operating. In this scenario, Banco Galicia has 5,739 clients, with a presence throughout the entire value chain. This coverage includes large producers of food, beverages, appliances, and textiles, as well as suppliers, distributors, logistics operators, and points of sale.

This cross-chain presence is supported by a sales team fully specialized in this vertical. This approach allows for the development of solutions focused on managing collections and payments, financing based on actual cash flow, and the development of platforms that connect the various stakeholders in the ecosystem. The goal is to support daily operations and facilitate client growth in a high-scale and complex environment.

Within this framework, in 2025 Banco Galicia launched a Minimum Viable Product (MVP) with Coca-Cola, designed to finance approximately 10,000 businesses, with a potential customer base exceeding 40,000. By year-end, this initiative had achieved a 14% market share, consolidating the Bank's presence within the mass consumption value chain and strengthening its position in the segment.

4.Agriculture

The Agribusiness subsegment serves clients comprised of agricultural producers and companies involved in the various stages of the agribusiness chain. Banco Galicia supports the development of these clients through an ecosystem of agile digital solutions, designed to handle the sector's daily operations and adapt to the seasonality inherent in the agricultural business. As of December 31, 2024, the total number of clients in this segment was 22,513, increasing to 24,637 as of December 31, 2025.

Galicia Rural's financing offerings are continuously evolving and expanding year after year to meet the needs of producers. The Bank recognizes the high potential of the agribusiness ecosystem and, within this framework, offers a wide range of financial products for the acquisition of inputs, machinery, vehicles, and livestock. These solutions stand out for their competitive features in terms of digitalization, operational simplicity, rates, currencies, and terms. Among the most relevant products and services are daily operations with eCheq, payroll, bill payments, and collection solutions, all available at competitive rates and 100% online through Office Banking.

Through Nera joint venture (see Item 4.A-Agri Tech), the digital payments and financing ecosystem for agriculture, Banco Galicia offers alternatives to finance production campaigns through lines of credit in dollars, pesos, and grains. The platform allows producers to analyze online the offers of more than 1,400 providers and select the terms that best suit their production cycle.

In 2025, Galicia Rural's disbursements through the Nera platform amounted to Ps.138,060 million and US$766 million, and secured loans totaled Ps.17,172 million and US$81 million, reflecting a greater share of financing in foreign currency.

During 2024, the PUMA Platform finalized the development of the MVP for carbon footprint measurement. This tool allows for differentiated measurements by type of activity and geographic area, facilitating the definition of action plans based on real data. Clients who use the platform to measure their carbon footprint can access the sustainable loan program, which offers special conditions aimed at promoting responsible practices.

In line with this approach, Banco Galicia promoted several sustainable financing initiatives. These include agreements with Igaris, the Bayer and Viterra Project, and the LDC Sustainable Agriculture Project, developed in partnership with Syngenta and Nestlé, all aimed at promoting more efficient and sustainable production models.

Furthermore, in 2025 Banco Galicia launched Auto Warrant Ganadero, an innovative product that allows producers to access preferential financing options. The guarantee is established through digital tracking of livestock, both on dairy farms and in feedlots, via integration with the Silo Real platform, strengthening traceability and risk management.

5.Public Sector

The Public Sector subsegment comprises the national, provincial, and municipal governments. It also includes state-owned enterprises, universities and public educational institutions, pension funds, professional associations, and social welfare organizations, among other relevant entities.

During 2024, the segment was impacted by the economic situation and the macroeconomic measures implemented. The decline in revenue collection and resources from revenue sharing affected investment balances in provinces and municipalities. In this context, although greater demand for credit and financing was expected, particularly for infrastructure projects, this demand was lower than initially anticipated.

In 2025, the national economy experienced a fiscal surplus and slowing inflation, albeit with volatility characteristic of a midterm election year. The Public Sector saw an improvement in revenue collection levels but continued to face pressures related to social spending and pre-existing financial obligations. This dynamic limited the availability of resources, especially in jurisdictions highly dependent on national transfers and with lower self-generated revenue.

Within this context, demand for financing remained active, with a predominant focus on infrastructure projects. Banco Galicia actively participated in key provincial and municipal debt issuances, reinforcing its role as a financial partner to the public sector.

Banco Galicia's strategy focused on identifying sustainable and scalable business opportunities, aligned with a long-term vision and strengthening of institutional ties. As a result of this approach, Banco Galicia was appointed Financial Agent for the City of Luján de Cuyo, in the province of Mendoza. This milestone represents the second jurisdiction under this operating model for the institution, consolidating its nationwide presence and strengthening its management capacity in this segment.

6.Other activities

This category comprises companies whose economic activity is not included in any of the previously defined strategic verticals.
a.iv) Financial Segment
The Financial Segment includes (i) financial institutions clients and (ii) institutional clients which are described below.
(i)Financial institutions: This subsegment includes local and international banking entities, international organizations, international investors, capital markets participants, and both financial and non-financial companies regulated by the BCRA, with credit card companies among the most relevant players.
On the international front, Banco Galicia maintains relationships with correspondent banks, international credit agencies, official credit institutions, and export credit insurance companies. Domestically, Banco Galicia’s clients include banks, financial companies, brokerage firms, and other entities involved in financial activities.
During 2025, local financial institutions faced a more challenging environment for liquidity management and high interest rate volatility. This dynamic was a direct consequence of monetary policy, which allowed interest rates to be determined endogenously. As a result, an increase in interbank lending operations was observed, primarily through short-term secured loans.

The high level of real interest rates had a significant impact on the financial system. It contributed to an increase in the loan portfolio delinquency rate and eroded the financial margins of financial institutions, in a context of a sharp increase in reserve requirements. Settlement and clearing agents (ALyCs, by their Spanish acronym) also faced an adverse environment, reporting significant losses in their equity to the CNV

(National Securities Commission) due to the high volatility of assets during an election year.

Internationally, as a consequence of the December 2023 devaluation and the reduced economic activity resulting from the anti-inflation plan, a decrease in the demand for external funding to finance imports was observed. This need was primarily met through lines of credit provided by correspondent banks and multilateral organizations.

During 2025, a shift in perceptions toward the Argentine financial system was observed. A greater number of institutions expressed a willingness to resume or deepen relationships with local banks, reflecting support for the orthodox fiscal policy implemented by the government. However, these institutions continue to await improvements in the country's credit ratings, which would allow them to operate with lower capital requirements.
(ii)Institutional: This subsegment comprises the Bank's clients such as mutual funds, insurance companies, and other institutional investors (e.g., the ANSES) served by the Bank.

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

In 2025, the Institutional segment showed nearly neutral performance in real terms relative to deposit growth, while maintaining a steady volume of trading operations with clients in the secondary market. Deposit growth was again primarily driven by Mutual Funds, whose assets under management grew by more than 20%, with a greater weighting of money market funds.
b) Trading & Global Markets
One of the main responsibilities of the Office of Trading & Global Markets is the administration and operation of the positions in foreign currency, financial derivatives, liquidity position and securities, public or private, for its own portfolio or intermediation, in the primary or secondary market, with counterparties or clients.
Based on the latest information available in 2025 regarding the secondary market for sovereign bonds, Banco Galicia and its subsidiaries ranked sixth in the BYMA fixed income ranking for the twelve-month period, with a 3.14% market share.

In the primary market for fixed income, according to the latest information available from A3 Mercados, Banco Galicia remains one of the leading entities in the consolidated ranking (trusts, private debt, and sub-sovereigns) with a market share of 12.6%, ranking second among banks and first among banks with private national capital. Additionally, comprehensive advisory services have allowed Banco Galicia to stand out in the placement of corporate securities, achieving a leading position with a 20% market share.

In the foreign exchange market, Banco Galicia ranked first in the A3 Mercados ranking, having traded US$ 34,726 million out of the total market volume of US$226,519 million during 2025, representing a 15.33% market share.

In the A3 Mercados guaranteed futures market, Banco Galicia ranked first in trading volume.
iii) Naranja X
Consolidated as one of the most important local fintech companies, Naranja X develops products, services and functionalities to manage personal finances. It seeks to offer the best experience and promote financial inclusion.

Naranja X is committed to providing financial solutions that facilitate and promote a good relationship between people and their money. Naranja X aims to create opportunities for millions of people in Argentina who are excluded from the traditional financial system and access to credit. With over 40 years of history, it has evolved from Salto 96, a sports store, to become the most chosen credit card in Argentina, and since 2019, to become Naranja X, a comprehensive platform of financial products and services.

Through its app, digital channels, and more than 100 branches throughout the country, Naranja X offers an agile, efficient, and personalized experience. This allows people to make transactions, pay for services, manage their cards, and enjoy exclusive promotions and access to loans and insurance.

During 2025, associated with the credit card business, Naranja X issued 3.4 million account statements, an 8% decrease compared to 2024. Additionally, Naranja X reached 3.9 million active users and authorized 8.9 million credit cards, including Naranja X Classic, Naranja X Visa, Naranja X MasterCard, and Naranja X American Express. Naranja X optimized its logistics and security by launching Infoless with Mastercard, reducing delivery times by 90% (from 5 to 1.3 days) and achieving an 11% activation rate for virtual cards. Additionally, the company enhanced e-commerce safety by certifying Visa Click to Pay integration. During this period, customers averaged six monthly transactions, including purchases, automatic debits, cash advances, and ATM withdrawals.

In terms of savings accounts, during 2025, Naranja X registered an 24% growth, with more than 8.6 million active account users, achieved a 30% increase in levels of transactionality and the issuance of physical debit cards reached 6.2 million. Naranja X also reached a record balance of Ps.2,156 billion, achieving a year-over-year real growth of 42% and over 6.9 million loans were granted, representing a growth of more than 20% compared to 2024. Adoption of daily yield tools surged, with over 5.8 million users on remunerated accounts (13% YoY). Then 27 million “Frascos” were created, consolidating this feature as the preferred tool for capital organization, while the new "Frascos Fijos" (Fixed-Term) captured 350,000 users in just two months.
iv) Galicia Seguros
Grupo Galicia operates its insurance business in Argentina through Sudamericana Holding and its operating subsidiaries, including Galicia Seguros; Galicia Retiro, Galicia Broker, Well Assistance, Seguros Galicia, GGAL Seguros and GGAL Seguros de Retiro. All these subsidiaries operate exclusively in Argentina. For the year ended 2025, their total premiums and surcharges amounted to Ps.610,605 million.

Galicia Seguros offers property, casualty and life insurance to customers. Its property and casualty offerings mainly include home, theft, automobile and fire insurance, as well as general liability coverage and coverage for other minor risks such as theft insurance. In respect of life insurance, Galicia Seguros' offerings include group life and personal accident insurance.

Seguros Galicia offers a diversified portfolio of insurance products, including property, casualty and life insurance, addressing the needs of different customer segments through various distribution channels.

GGAL Seguros and GGAL Vida focus on life insurance products, complementing the Group’s overall offering in the personal insurance segment.

Galicia Retiro and GGAL Seguros de Retiro offer annuity products, providing long‑term savings and retirement solutions to their customers.

In addition, Galicia Broker and Well Assistance operate as insurance brokers, supporting the distribution of insurance products and services across the Group’s customer base.
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
Regarding private sector customers, Banco Galicia's main competitors are large foreign banks and certain domestically owned private sector banks. Banco Galicia also faces competition from government-owned banks. Despite this competitive landscape, Banco Galicia has maintained a growing trend in its share of the deposit market in recent years.
Banco Galicia’s estimated market share of private-sector deposits in the Argentine financial system was 16.21% as of December, 2025, as compared to 13.79% as of December, 2024 and 9.83% as of December, 2023.
With respect to loans extended to the private sector, Banco Galicia’s Argentine market share was 14.31% as of December 2025, compared to 12.82% in December 2024 and 10.93% in December 2023, according to information published by the BCRA.
According to the BCRA, as of December 31, 2025, Banco Galicia was the largest private-sector bank in Argentina as measured by its assets, loans and deposits.

Banco Galicia believes it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia considers itself one of the primary providers of financial services to individuals, the primary private-sector institution serving SMEs, and has traditionally maintained a leading position in the agriculture and livestock sector.
Argentine Banking System
As of December 2025, the Argentine financial system consisted of 73 financial institutions, of which 60 were banks and 13 were non-bank financial institutions (i.e., finance companies). Among the 60 banks, 14 were Argentine national and provincial government-owned or related banks. Of the 46 private-sector banks, 34 were domestically owned and 12 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks).
Consolidation has been a dominant theme in the Argentine banking sector since the 1990s, with the total number of financial institutions declining from 214 in 1991 to 73 as of December 2025.
Top Banks in Argentina
As of December 31, 2025, the top 10 banks in Argentina, in terms of total deposits, were:
1.Nación
2.Banco Galicia
3.Santander
4.BBVA
5.Provincia
6.Macro
7.Industrial
8.Ciudad
9.Credicoop
10.Banco Patagonia.
Banco Nación, Banco Provincia and Banco Ciudad are government-owned banks. Banco Galicia, Banco Macro and Banco Credicoop are locally owned while the rest are foreign-owned. These top 10 banks hold 80% of total deposits in the Argentine financial system while the other entities hold the remaining 20%.
Loan Distribution
In relation to loans, the same 10 banks appear in the top positions, with the exception of Credicoop, which is replaced by Supervielle. These banks hold 80% of total loans in the Argentine financial system.

Government-owned Banks
As of December 31, 2025, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are:
•usually chosen as depositories for public-sector revenues
•promote regional development
•certain public-sector banks have preferential tax treatment.

The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) must guarantee their commitments.
Foreign Banks
Foreign banks continue to have a significant presence in Argentina, despite the number of these financial institutions decreasing from 39 at the end of 2001 to 12 as of December, 2025. Their share of total deposits has decreased since the 2001-2002 financial crisis while the share of domestic private-sector banks has increased.
Sector Focus
The Argentine banking sector focuses on transactional business, with limited availability of medium and long-term lending. As of December 31, 2025, private sector deposits and credit in local currency represented 12.2% and 10.3% of Gross Domestic Product (GDP), respectively, which is below the levels typically observed in other countries in the region.
ii) Naranja X
Naranja X operates as a comprehensive digital financial ecosystem, competing primarily within the fintech space against an evolving landscape of digital wallets and non-financial credit providers (proveedores no financieros de crédito, or PNFCs). Traditional commercial banks represent a secondary competitive tier, typically targeting different customer segments. In this environment, Naranja X distinguishes its platform through four decades of institutional experience and proprietary data in the consumer credit market.
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
The company's extensive distribution network, has enabled Naranja to establish a strong local presence in every province of Argentina. Naranja believes that its diversified and stable funding sources, extensive branch network, robust information technology infrastructure, relationships with merchants, and strong brand recognition provide a competitive advantage. These factors help consolidate and expand its market share while making it challenging for new players to compete effectively on a national scale.
iii) Insurance
Sudamericana’s subsidiaries face significant competition in the Argentine insurance industry. As of December 31, 2025, the industry was comprised of approximately 184 insurance companies. Among these companies are subsidiaries of foreign insurance companies and some of the world’s largest insurance companies with global operations.

During this period, the insurance industry experienced an acceleration. Production amounted to Ps.23,084,890 million, which was 11% higher than the level recorded in the previous year. Of total insurance production in that period:

•89% related to property insurance;
•9.6% related to life and personal insurance; and
•1.4% related to retirement insurance.

Within the property insurance segment, automobile insurance continued to be the most significant category, representing 41.4%, followed by workers’ compensation insurance at 23.7%. Within the life insurance segment, group life insurance was the most significant category, representing 47%, followed by individual life insurance at 32%.

As of December 31, 2025, based on internal studies, it is estimated that Sudamericana ranked:

•sixth in personal accident insurance;
•second in home insurance;
•fourth in theft insurance;
•twelfth in motor insurance; and

•fifth in life insurance.
B.3. Sales and Marketing
i) Service Channels
Grupo Galicia’s subsidiaries interact with their customers through a variety of marketing channels, tailored to meet specific customer needs.

The strategy of the customer service model of Grupo Financiero Galicia is aimed at allowing its customers to access Grupo Financiero Galicia’s companies services (e.g. Banco Galicia, Naranja X and Galicia Seguros, among others) through all the service channels provided. This approach enables customers to operate both assisted and self-managed channels, with a strong focus on digital channels as well.

Banco Galicia's Customer Service Principles and Guidelines
Banco Galicia has the following customer service principles and guidelines:
•Anticipate: It works proactively to anticipate customer needs. It strengthens the use of data to transform the "voice of the customer" into actionable insights for the organization. By integrating these learnings with the Product and IT teams, it addresses problems at their root cause and deploys timely communications. The focus is on delivering the right information at the right time, reducing friction, and ensuring that key functionalities are available across all channels.

•Attend and resolve 24x7: It boasts a customer service ecosystem leveraging digital channels to support its clients' daily needs. It promotes efficient self-service without neglecting personalized support, and guarantees assistance from an officer anytime, anywhere. Its priority is first-contact resolution: to achieve this, it minimizes wait times, avoids delays, and equips its platforms with the immediate response capabilities that customers demand.

•Technology-driven transformation: It drives the transformation of the care ecosystem with a focus on technology. In 2025, it enhanced knowledge management with the deployment of Guru, which uses artificial intelligence to expedite information retrieval. This evolution is complemented by the migration to Genesys, which enables a more integrated omnichannel experience and positions technology as a "copilot" for its officers. Furthermore, it scaled initiatives from help sites to the first generative AI agents to provide faster, more accurate, and more consistent responses.

Assisted Channels

Assisted contact channels provide personalized support to customers, with assistance available at different times of day and through multiple channels. To respond quickly and consistently, officers use integrated tools—both in-person and digital—that allow them to guide customers, resolve inquiries, and assist with more complex transactions.

Assisted support is based on omnichannel management that integrates telephone, WhatsApp, chat, email, and social media. This model facilitates a consistent experience, regardless of the channel the customer chooses to use.

During 2025, Banco Galicia completed its migration to Genesys and consolidated a single tool to centralize customer contact channels. The platform enables integrated management of calls, messaging, and digital inquiries, and continues to incorporate features aimed at improving operational efficiency.

The support teams are organized under a "blend" model, in which officers resolve both telephone and digital inquiries. This allows for allocating capacity according to demand and maintaining appropriate service levels and response times.

In 2025, the Customer Service area played a central role in the "hypercare" service model defined for the first three months following the migration of Galicia Más customers to Banco Galicia. To support the process, a team of over 200 people was formed and trained in advance, prepared to handle inquiries even before onboarding. The focus was on prioritizing contacts from migrated customers and transforming the transition into a supportive and welcoming experience.

Furthermore, in 2025, Vista 360 was consolidated as a key internal tool for Naranja X's assisted channels. The platform integrates customer financial information (balances, debts, investments, and behavior) into a single interface, with direct access to the tools needed for resolution. This facilitates more efficient service and reduces friction between the digital experience and human support.
Branches
Branches are part of Grupo Galicia´s service channel, providing support for customer servicing, transactional activities and operational requirements across the Group’s client base.
The chart below sets forth Grupo Financiero Galicia’s branches as of December 31, 2025.

As of December 31, 2025
Branches (number)
Banco Galicia	316
Naranja X	104
Galicia Seguros	12
On-site Services (BeP)
Banco Galicia maintains an operational presence within company facilities by allocating resources and/or personnel to provide direct, on-site service.

These on-site banking services (BeP) constitute a convenient channel that facilitates access to financial products and services, strengthens relationships with corporate clients, and supports the daily operations of employees at the companies where they are located. As of the end of 2025, the model had reached a total of 27 BeP locations.
Telephone and digital attention
The Banco Galicia telephone and digital call center is available to serve its customers continuously from Monday to Sunday 24 hours a day (24x7). Call center officers assist clients who are referred to Fonobanco IVR (the automated call center focused on addressing customer inquires) and manage various contact channels, including chat through online banking, WhatsApp and email.

During 2025, and in a context of increasing delinquency and greater financing needs, several initiatives were implemented to better support its clients. On the one hand, a pilot program was launched to proactively assist clients in loan delinquency via telephone, offering them financing alternatives to settle their debts. The possibility of extending this approach to other service channels was explored.

In addition, a WhatsApp channel with a dedicated line for businesses was added in 2025. After the initial interaction with the chatbot, specialized teams handle inquiries requiring human intervention, focusing on faster resolutions tailored to the needs of the business segment.

In 2025, Banco Galicia handled an average of 227,966 assisted telephone contacts per month. Additionally, Galicia's digital channels handled an average of 160,960 assisted contacts per month.
Conecta
Conecta is a personalized digital service model for Banco Galicia's ÉMINENT and SME clients. Through an assigned Conecta Advisor, clients can make inquiries and manage their accounts without leaving home, using everyday digital channels. These advisors manage a portfolio of clients with a focus on personalization and relationship development, and operate in a hybrid model, combining in-person service with in-person support at Conecta Nodes, depending on the specific needs of each region.
Social Media Networks

Social media works as a communication channel and a link with audiences. In this space, Grupo Galicia informs, educates, and engages with its community, but it does not manage operational support or case resolution, which are handled through the designated support channels.

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
Banco Galicia employs a differentiated strategy for each platform, adapting content to meet the specific needs of its community:

•Facebook: It plays a primarily informative and educational role. Supportive content that facilitates self-service is prioritized, allowing users to resolve issues quickly and easily.
•Instagram: It combines entertainment with information. The main objective is to connect with the audience through active conversation, fostering a dynamic and participatory community.
•X: It functions as a contextual information channel. It stands out as a friendly and proactive space where news is communicated in real time and intensive awareness campaigns on cybersecurity and fraud prevention are conducted.
•YouTube: Its role is educational, with an empathetic and accessible tone. The platform is used to provide in-depth self-service tutorials, transforming complex processes into simple and engaging visual formats.
•TikTok: Focused on education and native information. The bank adopts the codes and trends of the internet to generate relatable content that resonates with new audiences and strengthens brand engagement.

Banco Galicia uses its social media channels as a communication platform to promote content that adds value and reinforces the safe and responsible use of its services. Within this framework, its digital presence is organized around three pillars:
1.Financial education: Through practical advice and management tools, the organization aims to empower people to "do more with their money." The focus is on promoting responsible personal finance management, encouraging strategic saving, and providing clarity on the best investment options based on each client's individual goals.
2.Cybersecurity: Prevention is a priority. Banco Galicia conducts ongoing awareness campaigns and shares recommendations for safe banking practices and how to recognize warning signs of potential scams. The goal is to help protect users' data and assets
3.Sustainability: The communication strategy incorporates content that promotes a conscious and sustainable lifestyle. It disseminates institutional initiatives related to environmental protection and provides practical recommendations for users to adopt responsible habits, aligning economic growth with a positive environmental impact.

In 2025, the "Galicia couple" was reintroduced and linked to the Tooth Fairy to communicate, in an integrated way, the year's main benefits: app improvements, instant cashback on leading promotions, financing options, and the dollar-denominated savings account, among other initiatives. Simultaneously, the slogan "Tenés Galicia" was maintained as a core element of brand consistency. The combination of these elements—with a style that, when appropriate, uses humor and the relatable nature of its characters—strengthens the bank's positioning as an ally in people's everyday financial management and contributes to the institutional purpose of improving the daily lives of more people.

For its part, Naranja X is consolidating its presence on social media as a bridge between people and their finances, transforming everyday concerns into practical content and solutions. Its strategy aims to democratize access to financial services and reduce connectivity gaps, so that every user can manage their digital finances simply and efficiently. It also serves as a platform for ongoing training in areas such as cybersecurity and environmental stewardship, reinforcing its commitment to a secure and sustainable digital ecosystem.

Through its specialized blog, "Let's Talk About Money," and the creation of dynamic content in reel format with influencers, Naranja X translates complex concepts into an educational and accessible language. The initiative aims to empower people to regain control of their daily finances and plan personal projects through financial education that is accessible to everyone.
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
•Points of sale: a channel for acquiring new customers through physical stands located primarily in shopping malls and supermarkets. These stands invite potential customers to experience Galicia and facilitate the beginning of their relationship with the bank.
•Assisted Links: This commercial channel is exclusively dedicated to acquiring companies and SMEs that leave their data on the Galicia Portal. The team provides tailored advice focused on the benefits of operating with Banco Galicia.
•Third-party channels: This channel allows for the origination of personal loans through partnerships with businesses, major retailers, and digital platforms, integrating the credit offering into its partners' ecosystems. This model operates in both physical and digital environments. At the point of sale, salespeople can simulate and offer loans through an integrated platform, and the transaction is then confirmed via the Galicia App with biometric validation and acceptance of terms and conditions. On third-party online channels, the experience is entirely digital: the customer simulates and applies for the loan through the partner's platform and finalizes the approval process in the Galicia App, ensuring security and traceability throughout the entire process.
•Correspondents: This channel allows access to banking products and services through authorized retailers, without needing to visit a branch. It helps reduce congestion at ATMs and teller windows, and expands the number of available service points. Through these correspondent banking locations, customers can withdraw cash, receive ANSES (Argentina's social security administration) payments, make cash deposits, pay credit card bills, and settle outstanding debts.
Self-managed channels
Self-service contact channels offer an efficient and personalized support experience, allowing customers to resolve their banking needs quickly and autonomously through digital and telephone channels. This solutions combine availability 24x7, security and personalization, and they integrate to the omnichannel ecosystem to reduce frictions and boost the customer experience.
Interactive Voice Response
Banco Galicia's IVR system reached 545,501 contacts in 2024. It also added new self-service capabilities to support customers, providing immediate solutions for critical needs; for example, the ability to block their accounts if they notice any suspicious activity and unblock them when there is no longer any risk. During 2025, the IVR channel registered a total traffic of 578,000 contacts.
App Galicia
Galicia App is the mobile online banking app for Banco Galicia. It allows clients to manage their day-to-day banking needs in one place, enabling them to send and request money transfers, make payments with a QR code, withdraw cash without a card, pay for services, request loans, make investments, purchase insurance coverage and control their expenses.

Throughout 2025, the focus was on consolidating a more complete, stable, and self-managed application, with an emphasis on ease of use, 24/7 availability, and continuous improvement of the customer experience.

Within this framework, key initiatives were carried out in the following areas:

•Cards: A new carousel-style overview was implemented, improving visualization and navigation. In addition, after-sales functionalities were incorporated directly into the app—such as card pause, limit inquiries, and access to sensitive data—eliminating redirects. These improvements were complemented by advancements in technical stability and response times, strengthening the reliability of the service.
•Payments and transfers: International money transfers were added from the application, expanding the scope of available operations. Furthermore, interoperable QR code payments and bi-currency QR codes (pesos and dollars) were enabled, along with the integration of MODO and contactless payments, reinforcing the digital payment options.

In 2025, the new Galicia Office App (Business App) was launched, expanding the mobile capabilities of the business channel. It incorporated biometric login, a business switcher, improved welcome screens, new information cards, and push notifications with images. It also added modules for MEP Dollar (Argentine Electronic Payment Market), Fixed-Term Deposits, and Credit Cards, and enabled fully digital activation of the Office Token directly from the app, reinforcing self-service and security.

During 2025, the Galicia App for individuals registered a monthly average of 120,622,465 logins, reflecting the high level of use and adoption of digital channels by customers. Meanwhile, the Galicia App for businesses reached a monthly average of 2,317,630 logins, solidifying its position as a key channel for the digital operations of business clients.

Throughout 2025, the Galicia App maintained high user satisfaction levels, with a rating of 4.70 on iOS and 4.67 on Android. This performance was also reflected in a greater adoption of digital channels, with an increase of 16% in the use of digital channels by individuals (App and Online Banking) compared to 2024, consolidating the App as a central channel in the customer experience.
Online Banking
Online Banking is the web-based tool that allows customers to manage their accounts from home. In the digital ecosystem, it plays a complementary role to the App, providing operational continuity, enhanced visibility, and control tools from a desktop. Online Banking integrates with help channels, digital support, and assistance, forming part of the bank's omnichannel approach.

In 2025, Online Banking solidified its position as an alternative for transactions requiring greater visibility or control, especially from a desktop, complementing the mobile experience.

During 2025, an average of 8.1 million monthly logins were recorded in Online Banking, reflecting the high level of use of digital channels.
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

Building on this foundation, a new version of Office Banking was launched in 2025, featuring a comprehensive overhaul focused on optimizing the user experience and operational management for businesses. The update included the company switcher, a redesigned login interface, improvements to user and password recovery workflows, and a clearer, more intuitive overview. User and permissions management was also strengthened, multiple transaction authorization and rejection were added, and a new investment section was introduced. These improvements were complemented by new functionalities in checks, agreements, ratings, loans, and foreign trade, solidifying Office Banking as a comprehensive web channel for business operations.

In 2025, Office Banking registered an average of 7.0 million monthly logins, considering both the new Office Banking and the previous version, which remained in use until September 30.

Naranja X App
The Naranja X App is establishing itself as a key self-service channel, enabling individuals and businesses to operate simply, independently, and securely. Through this channel, users access comprehensive management of financial products and services, reducing the need for in-person assistance and strengthening an experience focused on accessibility, efficiency, and inclusion.

Throughout 2025, self-service functionalities for individuals and businesses were expanded and improved. The app incorporated enhancements in account management, payments, investments, loans, insurance, and collection methods, strengthening fully digital operation and reducing the need for interaction with assisted or in-person channels. Furthermore, the integration of solutions for businesses was deepened through Cuenta Negocio (Business Account), a digital account that allows for centralized collections, sales accreditation, promotion management, and the definition of commercial terms directly from the app.

Progress was made in integrating Nave as a payment processor and collection solutions provider for small businesses and entrepreneurs operating through the Naranja X app. Within this framework, a development kit was implemented that integrates directly with the app, allowing users to continue collecting payments through the app in the same way they have done previously, but now operating as businesses acquired by Nave. As a result, sales are processed through Nave and funds are credited directly to merchants' Naranja X accounts, strengthening self-management and simplifying digital operations.

Also in 2025, the Naranja X App incorporated features focused on social impact, aimed at expanding donation opportunities through a self-managed digital environment. The creation of the "Donate" section was a highlight, enabling one-time contributions through the app, complementing the existing monthly donation option via credit card. Additionally, features were added for merchants, allowing them to channel donations through sales settlements and make in-kind contributions to social and environmental projects in various provinces across the country.
Galicia Retail Help Section
The main objective of the retail help section is to serve as the primary consultation channel for Banco Galicia's customers when they have questions about the operation of its products. This section is available across all digital channels, including Online Banking, the Galicia App, Galicia.ar, and is also accessible via Google.

In 2025, the help sites were adapted and customized for customers who migrated from Galicia Más. The aim of this measure was to ensure that their transition and integration into the Galicia ecosystem was as smooth, simple, and clear as possible.
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

The technological rollout in 2025 was a key factor in the success of critical processes. The virtual assistant and advanced support tools were crucial in achieving agile digital integration for companies from Galicia Más, facilitating their adaptation to new functionalities.
Gala
Gala is the WhatsApp chat channel for Galicia customers, available 24/7. It allows customers to handle common tasks independently, such as PIN reset; checking balances, limits, and available funds; viewing recent transactions; receiving the latest statements/excerpts in PDF format; checking and verifying your CBU (bank account number) and alias; checking closing and expiration dates; replacing cards; checking the status of COMEX transfers; tracking deliveries; retrieving cards and transferring funds between branches; and checking FIMA fund balances, among other features.

In 2025, Gala continued to evolve as a customer service channel via WhatsApp, expanding its resolution workflows and adding new capabilities. Additionally, the first AI-powered virtual assistant MVPs were developed and will soon be launched as the first version available to our customers.

Furthermore, in 2025, as part of the "hypercare" customer service model for new Galicia Más customers, Gala provided special support during the early onboarding process. Customers could create their usernames and passwords from the outset, and Gala acted as a support channel for any issues.

In 2025, approximately more than 553,000 of conversations were generated with Gala on average each month.
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

Naranja X's NIXI self-service bot was enhanced in 2025 with the "Not Understood" initiative, a feature that acts as a solution orchestrator. In this workflow, the user describes their problem, and the system generates a personalized menu of alternatives using artificial intelligence. During 2025, the use of the NIXI self-service bot grew by 64%, reflecting greater adoption of the digital channel by customers.

In 2025, an average of 1.4 million conversations were generated monthly with NIXI.
Laia
Galicia Seguros has enhanced its bot "Laia" by adding more sales and after-sales procedures, such as requesting a policy, understanding the scopes of coverages, lodging complaints for losses, and accessing additional services. These improvements have not only enhanced self-management capabilities but also initiated loyalty campaigns.

In 2025, Laia solidified its position as an operational virtual assistant powered by generative AI, providing faster and more natural responses to general inquiries and insurance-related topics. Its scope expanded to include functions such as sales, policy underwriting, customer service, claims, and fraud prevention. Its development was carried out in collaboration with technology partners and with continuous interaction monitoring to optimize service and better understand customer needs.
Automatic Channels
The chart below sets forth Grupo Financiero Galicia’s electronic terminals as of December 31, 2025:

As of December 31, 2025
Banco Galicia	2,143
ATMs	787
Self-Service Terminals	1,356
Naranja X	60
ATMs	60

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

During 2025, Banco Galicia incorporated new solutions to strengthen automated banking and continue advancing towards a simpler, more agile, and self-service experience, in line with its phygital approach. These initiatives expanded self-service capabilities and reduced the need for teller service.

•Cash withdrawal from FIMA Premium at Self-Service kiosks: the possibility of withdrawing cash directly from FIMA Premium has been enabled, without the need to make a prior withdrawal of the fund to the bank account, facilitating immediate access to the invested money.
•Increased daily withdrawal limits: The withdrawal limit at self-service ATMs has been increased, allowing withdrawals of up to $4,000,000 and up to US$ 2,000 per day. For withdrawals exceeding $999,000 and for transactions in US dollars, the operation must be performed with a debit card.
•Active Collaborator in the Self-Service Network: The Active Collaborator feature has been launched in 200 branches with SR-model Self-Service kiosks. This feature allows users to report incidents using a QR code displayed on the screensaver. Through this channel, customers can report cash shortages, malfunctions at self-service kiosks or ATMs, and infrastructure problems in the lobbies. Reports are automatically sent to the appropriate team, expediting responses even outside of business hours and promoting an asset role for customers in the continuous improvement of service areas.

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
a) Financing
Since 2020, the application and registration processes have been fully digital, with the goal of allowing all of our customers to proceed without any difficulties or obstacles. This digital transformation ensures a seamless and efficient experience for all users.

Banco Galicia offers loans that are differentiated according to the segment to which the customer belongs (wholesale or retail) and the purpose for which the financing is required. This approach delivers customized solutions that facilitate access to financing in a simple and accessible manner, tailored to each client's profile.
Banco Galicia offers the following financing products for its customers:

Segment	Type	Description

Individuals	Personal loans	The traditional loan for retail customers with an amount of up to Ps.26.4 million and a term of up to 72 months. The accreditation is immediate through online banking or the Galicia app.
	Salary advance	It is a quick financing solution for the day-to-day life of our customers, where the Bank lends the client up to 50% of his salary. The maturity for this type of loans is between 2 to 45 days.
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

	Plata al toque	Clients can access small, short-term financing quickly, securely, and easily for their everyday needs. They can request the money and have it instantly deposited into their account. Repayment can be made in 1, 3, or 6 installments, with payments beginning after 30 days.
	Installments without card	Possibility for clients to pay with installments without the neccesity of having a debit card.
	Loan for Earnings	It's a loan for certain public entities that they offer to their employees. The unique feature is that each installment is deducted from their paycheck, and the employer pays it directly to the bank.

Companies	Préstamo Inmediato (Immediate loans)
Loan with immediate credit without collateral. The client can choose whether to pay in monthly, quarterly or semi-annual installments as well as the term, which can be short-term (up to 12 installments) or long-term (up to 24 installments).

	Discount of electronic credit invoice and e-checks	The Bank implemented the discount of electronic credit invoice and confirming checks; in both cases, the customer is allowed to discount the instrument and the debt is allocated to the payer’s margin.
	Pledge and mortgage loans	The bank lends customers up to 70% of the purchase price of a capital asset.
	SGR loans (Sociedad de Garantía Recíproca, “SGR”)	It is a loan guaranteed with a guarantee from a reciprocal guarantee association.
	Mortgage loans	There are 300 active loans
	Prenda Galicia in Office Banking	Secured loans that are offered directly from Office Banking without the need to go through an agreement.
	Current account agreement	It is a credit line granted on a checking account. The customer can overdraw their checking account against the agreement and thus cover their short-term financing needs at a lower cost, which will be agreed upon beforehand.
Socios de valor (Value Partners)
The purpose of this product is to enable Banco Galicia's customers to offer financing at a rate subsidized by them to their own customers. Thus, a value chain is generated, since it means benefits for all its participants. It is a simple, agile, innovative and 100% digital product.

	Préstamos a tu ritmo	It is a bullet loan with partial cancellations based on the client's billing.
Leasing
It is a type of loan through which companies are granted financing of up to 100% for the purchase of a vehicle for 36 or 48 months. When it ends, the client has the option to acquire the vehicle for a very competitive market value.

	Coupon advance	Businesses can advance payment coupons for Visa, Mastercard, Cabal, and American Express cards, whether the payment was made in one or several installments.
Banco Galicia introduced secured loans for individuals in 2025. To this end, it developed a new platform and a fully digital process. The initiative targeted dealerships that previously operated with HSBC. In this way, the bank migrated operations to a digital environment, expanded its financing offerings, and strengthened the experience for customers and affiliated businesses.
In 2025, Banco Galicia granted 3,293,603 loans representing a total volume of Ps.13,109,727 million. In total, 3,894,000 customers had outstanding financing through Banco Galicia as of December 31, 2025.
Regarding mortgage loans, a product relaunched in 2024, a comprehensive transformation was undertaken in 2025. Banco Galicia redesigned the loan origination process, creating a fully digital experience. Digitalization encompasses the entire process, from the customer's perspective to the management of notaries and appraisers, key players in these transactions. This advancement reduced operational friction and substantially shortened response times. As a result, based on internal studies, Banco Galicia consolidated its position as a leading private bank in mortgage loan origination. In doing so, it reaffirmed its commitment to efficiency, simplicity, and continuous improvement of the customer experience.

During 2025, the following improvements were implemented in the mortgage loan origination process:
•The Notary Portal was implemented, allowing the assigned professional to continuously update the status of the procedures required for signing the mortgage. This tool provides traceability and greater visibility of the process. The client receives automated notifications as each stage is completed and can identify any remaining steps. Furthermore, from the same platform, the notary can manage the booking of a room for signing at a Banco Galicia branch online and independently.

•Progress was made in implementing an automated appraisal model that weighs different variables to estimate the value of properties presented by clients. This innovation accelerated the loan process, improved response times for clients, and reduced the costs associated with traditional appraisals.
•Payslip reading using artificial intelligence (AI) was implemented. Once the documentation is uploaded, the system automatically identifies the key variables for credit analysis, without manual review. This allows for immediate access to monthly income, streamlines the evaluation process, and reduces operational errors. As a result, analyst processing time was reduced by 50%.

Naranja X offers personal loans with minimal requirements in a fully digital process via its app, as well as through its branches all over the country. Loans are credited instantly, without requiring the customer to upload any documentation. Furthermore, they are integrated as a payment method within the app.

During 2025, Naranja X granted 6,941,408 loans, totaling Ps.1,815,763 million, to 2,040,545 customers. The company also managed interest rates and repayment terms to sustain the business across the year's various economic conditions. Within this framework, it consolidated a proactive lending policy. This policy adjusts credit offerings according to each client's risk profile. As a result, it helped reduce exposure to fraud and preserve portfolio quality.

Finally, Grupo Financiero Galicia promotes a triple impact business model, enhancing its role in sustainable development. This begins with the design and implementation of products that consider the social and environmental aspects of the projects financed. The focus areas include financial inclusion, climate change, diversity, social investment, and impact investment. The following chart highlights certain products offered by this area and their impact in 2025.

PRODUCT	DESCRIPTION	IMPACT
Financing line for SMEs with preferential rate
In 2025, Galicia launched a sustainable loan program for SMEs with preferential interest rates and repayment terms of up to 24 months. The program focuses on financing initiatives that generate economic value while also protecting the environment or generating a positive impact on the community.
Ps.1,273,348 million in outstanding loans qualified for programs designed to promote small businesses and community development at Banco Galicia and Ps.1,815,763 million at Naranja X.
Good practices program in the agricultural value chain	Agreements with leading players in the sector. Bayer Green Credit, Corteva, UPL.	Ps.38,819 million placed.
Fondes - Trust Fund for the Development of the Social Economy	Public-private fund of the Government of the City of Buenos Aires that finances cooperatives, productive units and inclusive projects.	In 2025, Galicia once again received the GCBA's social impact seal for our contribution to FONDES. In 2025, Ps.12.6 million was invested.
Loans for people without credit history
With loans from the App, Naranja X finances people who usually cannot access a loan, either because they do not have a credit history, verifiable income, or they are rejected by other entities.
This new product provides a for an increasing number of individuals to access credit.
Ps.1,188 million placed.
In relation to Sustainable Financing, Banco Galicia launched the Sustainable Financing Line for SMEs with a preferential rate, expanding access to credit for projects that incorporate environmental and social criteria.

In 2025, Banco Galicia also promoted the growth of sustainable finance through investment solutions aimed at mobilizing capital for impact projects. Key products and services included:

•FIMA Sustentable ESG: a fund that invests in assets with environmental, social, and governance (ESG) characteristics. In 2025, the fund registered returns exceeding those of comparable short-term liquidity funds (T+1, meaning next-day settlement) in terms of risk and horizon, with outperformance ranging between 3 to 14 percentage points. During 2025, US$6,905 million was placed in FIMA Sustentable ESG.

•Social, Green, and Sustainable (SVS) Negotiable Obligations: structuring and placement of debt instruments issued by organizations to finance projects with environmental or social impact, under verifiable sustainability criteria. In 2025, US$156 million was invested in these instruments.

b) Current and savings accounts
Through Banco Galicia and Naranja X, Grupo Galicia offers savings accounts in pesos and dollars for different customer segments. These accounts allow users to manage balances, make transfers, and make payments through digital channels, with simple and secure operations. Banco Galicia complements this offering with checking accounts in pesos and dollars.

During 2025, individuals and businesses continued to choose these solutions to manage their daily financial transactions. These accounts are consolidating their position as the primary access point to the Grupo Galicia ecosystem and its range of associated products and services.

At December 31, 2025, Banco Galicia registered 11,985 thousand deposit accounts, while Naranja X reached 8,695 thousand accounts, totaling 20,680 thousand accounts within the Grupo Galicia ecosystem.
c) E-Checks
The electronic check (eCheq) is a payment instrument issued, accepted, and managed entirely digitally, complying with all regulatory requirements established by the Argentine Check Law. The eCheq has the same legal characteristics as a traditional check, with the advantage of operating in an electronic environment. In practice, it functions similarly to a deferred and endorsable transfer, making it a key tool for corporate financial management.
During 2025, Banco Galicia implemented significant operational improvements focused on providing greater flexibility and optimizing time management for businesses:
•Greater flexibility in eCheq issuance: Banco Galicia eliminated the requirement for strict numerical correlation in issuance. With this improvement, businesses can freely choose the numbering of their eCheqs, facilitating reconciliation, administrative organization, and internal control.
•Earlier cutoff time for internal deposits (Galicia–Galicia): Banco Galicia modified the internal clearing time, moving the cutoff from 10:00 PM to 5:00 PM. This measure allowed businesses to manage their deposits earlier, improving daily treasury planning.
•Optimized bulk file processing: Banco Galicia expanded its file processing capacity for issuance, endorsement, and assignment operations, allowing the management of up to 250 eCheqs per file (previously the limit was 25). Likewise, for deposit and custody transactions, the ability to manage up to 25 eCheqs per file was enabled, replacing the previous system of individual uploads.

Additionally, during 2025, Banco Galicia enabled the management of eCheqs in US dollars from any account in that currency. This functionality allows for the issuance, endorsement, deposit, and transaction of eCheqs directly in dollars, expanding financing and management options for companies operating in foreign currency.
During 2025, a total of 10,449,957 electronic checks were issued.
The Bank's focus on digital transformation has resulted in an exponential increase in the use of electronic checks. In 2025, the issuance of electronic checks increased by 31% as compared to 2024.
d) Insurance
Galicia Seguros offers a wide range of products that provide numerous different insurance coverages, fully addressing the diverse needs of customers based on their occupation, age, or income level.

In December 2025, Galicia Seguros had 2,698,613 active policies which were divided in the following types of insurance:

Type of insurance	Amount of policies
Life	714,691
Home	261,938
Accidents	432,444
Robbery	182,486
Cars	251,292
Others	855,762
Total	2,698,613
Insurance can be acquired in different ways:
•Through an insurance producer: Clients can purchase coverage with the assistance of an insurance producer. Subsequently, policies can be managed from the digital insurance branch (Answer Galicia), where information is centralized and self-service tools are available for simple and independent management.
•Through Banco Galicia: Banco Galicia customers can purchase and manage insurance policies directly from Online Banking, integrating financial and insurance management in a single digital environment. The offering is structured with a segmented approach, adapting coverage and services to the needs, habits, and profiles of each customer. For Move customers, simple, fully digital products are offered, such as cell phone insurance, handbag protection, pet insurance, and technology insurance. For ÉMINENT customers, more comprehensive and customizable coverage is available, including Home, Auto, and Life insurance. For SME and Wholesale customers, businesses are supported with solutions such as Comprehensive SME Insurance, Technical Insurance, Surety Bonds, Auto Fleet Insurance, and All Risks Operational Insurance.
•Through Naranja X: Naranja X enables customers to purchase insurance and assistance services digitally, with an integrated experience within the app and in partnership with leading companies in the market. From the app, customers can view, operate, and manage policies easily and centrally. As of December 31, 2025, more than 1 million customers had coverage, with over 1.4 million active policies. The offering includes coverage for home, cell phone, handbag, car, and motorcycle, as well as protection for purchases made with payment methods within the Naranja X ecosystem, in addition to options related to entrepreneurship and trades, and life and health insurance products.
•Through Answer Seguros: Answer Seguros is a Grupo Galicia's fully digital insurance company. Its offering focuses on a simple, transparent, and self-managed experience. Through its digital branch, customers can purchase and manage policies without intermediaries, with streamlined processes accessible from any device.
In 2025, Banco Galicia added life insurance with a savings component for ÉMINENT clients. This product combines life insurance coverage with a long-term savings tool by allocating a portion of the premium to protection and another portion to capital accumulation. Additionally, Personal Protection was added for Move clients, integrating personal accident coverage with health assistance, including telemedicine and reimbursements for pharmacy, dental, and other services.
During 2025, Naranja X implemented initiatives aimed at expanding access, strengthening the digital experience, and enhancing after-sales service:

•Integration of payments using Naranja X account balance, enabling access to insurance for customers without credit cards through an integration with Galicia Seguros;

•Comprehensive optimization of the after-sales experience, with reduced service times and improved customer satisfaction, with policies now are available within minutes of purchase;

•Launch of a health product, developed in conjunction with Galicia Seguros, which expanded the offering to 12 products within the app and incorporated telemedicine and reimbursements (pharmacy, orthopedics, tests, and consultations); and

•Self-service improvements in the app, including status inquiries, payment notifications, a consolidated view of active policies, and access to the vehicle registration document for auto insurance.
e) Credit Cards
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

Banco Galicia's credit card offering is complemented by exclusive promotions and financing plans (installment payments), allowing customers to access goods and services and optimize their budget management. Card management is integrated into Banco Galicia's digital channels, enabling users to view spending, configure controls, and track transactions.

In 2025, Banco Galicia incorporated new features to facilitate the customer experience with credit and debit cards with a focus on self-management and digital channels with new operations functionalities. The following features are relevant:
•Updated Cards Overview in the Retail App: In February 2025, a new card view was implemented in the retail app (Android and iOS). The redesign modernized the interface and optimized navigation with a carousel format. Displaying relevant information and adding after-sales buttons facilitated self-service. In turn, improvements to the internal system, with a more organized and flexible architecture and better development practices, helped ensure a stable service.
•24/7 International Money Transfers: In March 2025, the app enabled international money transfer functionality, available 24/7. It allows international transfers to eligible countries, processed at the CCL (Contado con Liquidación) exchange rate. Transactions are subject to an annual limit equivalent to 12 times Argentina's minimum wage (SMVM, by its Spanish acronym). This addition expanded transactional capabilities and strengthened Banco Galicia's digital offering.

•Streamlined Transfers with Biometric Security: The ability to transfer funds to frequent contacts in just a few steps and manage transaction history using filters was added. For enhanced security, biometric authentication via facial recognition was implemented. This measure strengthened real-time transaction protection and reduced operational risks.

Additionally, during 2025, business clients were a central part of the modernization process, with improvements focused on account and product management. In particular, new functionalities related to corporate and commercial cards were incorporated.

•Corporate Cards: Banco Galicia modernized the management of corporate cards and consolidated the information in a single central system. This unification allowed for the presentation of homogeneous and consistent data across business channels, such as Office Banking and the Wholesale App. As a result, response times were reduced, and operational efficiency in inquiries and transactions was improved.

•Commercial Cards: Control and self-management capabilities for Business and Corporate cards were strengthened. Users can pay statements through Office Banking and settle balances in pesos or US dollars. Immediate management of automatic debits was also enabled. Furthermore, the ability to modify daily purchase limits for business debit cards was added through Office Banking and the Wholesale App.

These improvements were implemented in a context of high operational demands, associated with the integration of Galicia Más (the former HSBC Argentina operations). The migration of more than 1.5 million cards was carried out with a focus on minimizing impact on customers and ensuring service continuity. There were no interruptions to payments or automatic debits. The process included informative communications and a secure transfer of information, including transaction histories and credit limits.

The integration also represented an opportunity to improve and unify the value proposition. Banco Galicia reviewed its card portfolio and aligned benefits and credit limits, aiming to offer a superior proposition compared to the previous offering. The process was consolidated through proactive post-integration monitoring, focused on ensuring the correct functioning of the new cards and the swift resolution of any issues that may arise.

In 2025, Banco Galicia issued 622,683 credit cards, bringing its total credit cards in circulation to 6,100,603.

Naranja X Credit and Debit Cards

Naranja X is the leading card issuer in the country, offering a wide variety of benefits and facilities.

In 2025, Naranja X reached to 3,418,769 active clients of credit and debit cards. On average, Naranja X added 57,700 new customers each month, 100% of whom signed up through the Naranja X App. These new customers receive a virtual card immediately, and 24% of them use it instantly.

During 2025, Naranja X issued 684,977 credit cards, reaching a total of 8,904,658 credit cards, representing 3,967,739 active customers: 3,419,407 primary cardholders and 548,332 additional cardholders. Naranja X offers a comprehensive credit card solution, leading the market with 76% of transactions and a volume of Ps.10,170 billion. Year-over-year transaction volume grew by 11%, while the total amount transacted increased by 55% in constant currency.

Regarding debit cards, Naranja X reached a total of 6,128,834 cards in 2025, of which 2,699,670 are physical and 3,429,164 are virtual. Of these, 2,318,332 are active. Users aged 13 and older can access a virtual debit card immediately and can request a physical card, which is delivered to their home within 48 hours.

In addition, Naranja X implemented the following benefits as new functionalities:

•QR Code Payments from the App: Credit and debit cards were added as payment methods in the QR checkout, allowing users to pay by scanning QR codes directly from the app, without needing to use a physical card.
•Tokenization of “Card on File” Transactions: Tokenization of recurring payments saved by merchants was implemented. This measure replaces sensitive data with a unique token and reduces the risk of fraud in the event of vulnerabilities in merchant systems.
•Dual-currency Debit Card Functionality: The use of debit cards was enabled for purchases at merchants in Argentina that display prices in both pesos and US dollars, with direct debit from dollar accounts, without the need for prior conversion.
•One card, multiple accounts: The ability to use a single physical or virtual card to make purchases from different accounts (Personal, Business, or Dollars) was added, allowing users to select the source of funds from the app before completing the purchase.
•Contactless payments with Google Pay (NFC): The Google Pay wallet was integrated, enabling proximity payments from users' mobile phones at any compatible POS terminal, without needing to present the physical card.
•Debit card delivery tracking: A feature was developed that allows users to view a timeline of the card shipment, from issuance and preparation to delivery at their address.
•Visa Click to Pay Certification: Naranja X obtained Visa Click to Pay certification, enabling the enrollment of Visa credit and debit cards and improving the simplicity and security of e-commerce payments.
f) Virtual Wallets
For Grupo Galicia, virtual wallets are a central channel for engagement and transactions within its digital financial services strategy. These solutions centralize payment methods and enable transfers and payments from mobile devices by linking accounts and/or cards, with real-time security validations. Within this framework, Grupo Galicia offers wallet experiences through its main digital platforms, including the Galicia App and the Naranja X App, with the aim of facilitating everyday payments and expanding access to financial services.
Galicia App is Banco Galicia's virtual wallet. With it, clients can access virtual wallet services and MODO functionalities such as:

•Send money to their phone contacts with MODO (a digital payment solution), without the need to enter CBU or Alias account codes.
•Request money from their phone contacts to be sent through links.
•Pay with a QR code, with the possibility of associating available payment methods and, in cases of interoperability, processing the transaction from accounts.
•Make contactless payments (Apple Pay and Android), through their mobile device (by bringing it closer to the store terminal) or through their smartwatch.
MODO is a digital payment solution, launched jointly by over thirty public and private banks in the country. This tool allows users with bank accounts to make transfers and payments in stores easily and from their cell phones. This virtual wallet allows the user to have an all-in-one app to check balances and transfer and receive money from other users from their bank accounts in other banks.

Throughout 2024, customers who made payments via QR codes at different points of sales (e.g. supermarkets, gas stations, restaurants, shopping malls, etc.), were eligible for various cash-back promotions, with the cash-back funds immediately credited back to the customer after payments were made. For such purposes, customers were able to see the available promotions in their mobile through the Galicia App or MODO App at the time of payment.

During 2025, Banco Galicia incorporated key features that strengthen the value proposition of QR Payments and improve the payment experience:

•QR Interoperability: Banco Galicia enabled the ability to make debit card payments using any QR code available on the market. This feature significantly expanded service coverage and facilitated the use of this payment method at various merchants, regardless of the provider.
•Dual-Currency QR: Banco Galicia added the option to make payments in US dollars using a debit card directly from the Galicia App. This feature allowed for simple and secure dollar-to-dollar transactions, expanding payment options in foreign currency.
•Transportation Payments with QR: Banco Galicia enabled payment for subway and bus fares using the QR code generated from the app. This solution facilitated access to public transportation without the need for cash or physical cards, integrating everyday payments into the digital experience.
•QR Cross-Border: Banco Galicia enabled customers to make payments at businesses in Brazil using QR codes from the PIX system, directly from the Galicia App and charged to their dollar accounts. This functionality represented a significant step forward in the internationalization of digital payments.
g) Investments
Grupo Galicia develops its investment business through its companies, which operate in an integrated manner. The offering encompasses savings and investment solutions tailored to different client profiles, time horizons, and risk levels, combining traditional banking products, capital market instruments, and digital investment platforms. The Group's strategy is based on diversifying its offerings, digitizing processes, and ensuring efficient access to financial markets.
Banco Galicia
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

During 2025, the Bank implemented a significant upgrade to its interest rate system, incorporating tiered pricing based on business parameters. This improvement allowed for a more personalized offering, providing specific benefits, for example, to payroll clients or based on the investment amount, aligning the proposal with the business strategy and each client's profile.

Additionally, fixed-term deposits were enabled through the Wholesale App, with the aim of simplifying operations for business clients through a streamlined, fully self-service digital experience.

Investment funds

Mutual funds offer investors easy access to diversified portfolios managed by professionals. Through this instrument, unit holders contribute funds that are pooled into a common pool of assets for investment in various financial assets, according to each fund's objective.

Banco Galicia, through its Fima Funds division, offers a wide range of funds. Among them is Fima Premium, a fund with immediate liquidity and a return similar to that of a fixed-term deposit. Starting in July 2024, direct fund transfers from Fima Premium were enabled for all clients. Subsequently, in October 2024, the option to pay for services and purchases using QR codes with the fund's invested balance was added, allowing for continuous investment.

During 2025, Fima's use as a payment method was further strengthened with the addition of new features. Among them, the possibility of paying the credit card statement from Online Banking using the funds from the Fima account stands out, as well as the enabling of cash withdrawals from self-service terminals (TASi), directly using the invested balances.

For more information, see Item 4 - B3. Sales and Marketing - ii) Products and services - g. Investments - "Fondos Fima".

Securities

Banco Galicia offers its clients the possibility of trading securities in the Argentine capital market through its digital channels, including Online Banking, Office Banking and the apps for retail and wholesale clients, providing access to a wide range of instruments (Bonds, Negotiable Obligations, Shares, CEDEARs including ETFs). Additionally, Banco Galicia provides its clients with the ability to participate in the most noteworthy primary security issuances in the market.

During 2025, progress was made in digitizing operations through the implementation of online settlement of MEP dollar transactions and the purchase and sale of securities. Additionally, auctions were launched through the app for individuals, and MEP dollar trading was incorporated into the app for businesses, expanding access to these instruments.

Custody of securities

The custody of securities consists in the provision of settlement and custody services for securities traded in local and international markets by Banco Galicia's customers. Banco Galicia acts as sub-custodian in said markets. Banco Galicia also offers global custody services for corporate and institutional clients, providing such clients with differentiated attention.

Throughout 2025, the digital investment experience continued to be strengthened by incorporating new features into the Retail App. These included opening an investment account directly from the app, digitally validating the investor profile, managing multiple security transfers, and self-service custody of fixed-term certificates for global custody clients.

•Investor Account - Direct Access from the App: Entry barriers were eliminated by integrating the Investor Account opening process directly into the Galicia App. This promotes client autonomy, simplifying access to the world of investments with an immediate and consistent digital experience across all channels.

•Investor Profile - Personalized Guide: The Investor Profile functionality was added to the Galicia App. Clients can easily identify and validate their risk profile from the app, ensuring that investment recommendations are consistent and aligned with their objectives, with a unified experience across all platforms.

•Securities Transfer - Streamlined and Transparent Management: For investors trading securities, the ability to send and receive multiple securities has been added. This allows for more agile and efficient portfolio management. In addition, a personalized HTML notification has been added for each transaction, improving traceability and clear communication with the client.

•Fixed-Term Certificate - Self-Managed Custody: Global custody clients can now deposit their fixed-term deposits in custody independently. This improvement gives clients greater autonomy and greatly simplifies the management of their investments without requiring in-person or assisted transactions.

Purchase and sale of foreign currency

Banco Galicia offers its clients the ability to buy and sell foreign currency through its digital channels, including Online Banking, the Galicia App, and Office Banking, depending on the client segment. This service is integrated into the Bank's investment offerings, facilitating quick and secure access to the foreign exchange market.

During 2025, dollar buying and selling operations registered sustained growth, driven by the lifting of exchange restrictions in April, which resulted in a significant increase in transaction volume. In this context, the Bank extended the service's availability hours, offering 24/7 service, from 4:00 AM to 2:00 AM the following day.

Banco Galicia also allows MEP dollar trading through Online Banking on business days, during market hours. This instrument enables clients to obtain dollars or pesos by buying and selling the same bond that trades in both currencies. The operation has no amount limits and the resulting funds can be withdrawn in accordance with current regulations, which expands the alternatives available to clients within their investment management strategy.

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
Clients benefit from the support of a team of investment professionals who advise on wealth planning in accordance with each client's financial objectives, risk profile, and investment horizon. This advice is complemented by the support of a Strategy Team, responsible for market analysis and the design of investment proposals aligned with different economic scenarios.

The service is based on a combination of personalized attention and digital tools that allow for self-managed or assisted trading. Within this framework, the ÉMINENT Black segment offers clients access to an integrated experience with solutions tailored to their specific needs.

Banco Galicia, together with Galicia Securities and Galicia Capital, forms a coordinated structure that allows for comprehensive management of the wealth management needs of Private Banking clients, both locally and internationally.

Trading Desk Service

The Trading Desk Service is geared towards wholesale clients and aims to meet their investment and financial management needs through a specialized offering of banking and capital markets products. The service is provided jointly by Banco Galicia, Galicia Securities, and Fondos Fima.

The offering includes a wide range of instruments, notably mutual funds, the purchase and sale of public and private bonds in primary and secondary markets, derivatives, foreign exchange transactions, demand and time deposits, very short-term financing, and asset custody services.

The Trading Desk Service is characterized by a personalized approach, combining expert assistance with access to solutions tailored to each client's operational and financial needs. This model allows for support in investment decisions, as well as liquidity requirements, hedging, and management of excess cash, within a dynamic market environment.

Naranja X
Naranja X offers a savings and investment solution integrated into its app, comprised of a high-yield savings account, the "Frascos" feature and its "Frascos Fijos" extension, and the ability to buy and sell official-rate dollars. These products are designed to provide simple, digital alternatives for managing balances and accessing short- and medium-term investment instruments.

A key feature of its offering is the high-yield savings account, which automatically earns interest on the deposited balance. Funds are always available, allowing users to combine liquidity with returns without requiring complex investment strategies.

Since 2024, Naranja X has offered "Frascos", a savings alternative that brings the habit of setting aside funds for a specific goal into the digital environment. The tool allows users to allocate money for periods of 7, 14, or 28 days and enables the release of funds when needed. It also allows users to create multiple "Frascos", identify them according to goals, and organize them by priority and term.

In 2025, the offering expanded with the launch of "Frascos Fijos", an evolution of the product that incorporates fixed-term deposits as an investment instrument. Since October 2025, customers have been able to invest for periods between 30 and 180 days, with competitive market rates.

As of December 2025, the Naranja X Fixed Jars investment solution reached 3.16 million unique users, solidifying its position as a mass savings tool within the ecosystem. Within this group, 339,000 users choose "Frascos Fijos", a more focused alternative, associated with profiles that prioritize predictability and investment discipline.

During 2025, Naranja X enabled the purchase and sale of official US dollars within the application, expanding access to this transaction in a context of high demand. This functionality is available Monday through Friday, from 8:00 AM to 10:00 PM.

In this way, Naranja X consolidates a digital savings and investment proposal aimed at simplifying money management and expanding access to financial tools within its ecosystem.
Galicia Securities
Galicia Securities offers brokerage services to individuals, companies and financial institutions. It is a member of the main markets in Argentina (BYMA, A3 Mercados and MAV).

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

The Assets Under Custody as of December 31, 2025, amounted to Ps.5,232 billion.
Fima Funds
Galicia Asset Management has a wide range of investment funds designed for each investor profile, which allows all types of investors to easily access the capital markets through the various Fima funds. The market share of common investment funds was 14.80% as of December 31, 2025, increasing 190 basis points (“bp”) as compared to December 31, 2024.
During 2025, Galicia Asset Management launched a U.S. dollar–denominated money market fund, Fima Premium Dollars. In addition, as part of the GGAL Corporate Reorganization (see item 4.A), 13 funds from the former HSBC Argentina operations were incorporated into the platform. Of these, nine funds were merged in November into eight existing Fima funds, while four fixed-income funds (the "HF" funds listed below) were added to the fund offering. The following is a list of the Fima funds offered:
1.Fima Premium: A fund that provides immediate liquidity with returns comparable to a fixed-term deposit. It invests primarily in interest-bearing demand deposit accounts and fixed-term deposit certificates.
2.Fima Premium Dollars: A fund that provides immediate liquidity while generating returns on U.S. dollar balances. It invests primarily in interest-bearing demand deposit accounts and fixed-term deposit certificates denominated in U.S. dollars.
3.Fima Ahorro Pesos: Its investment portfolio includes short- to medium-term peso-denominated bonds with low volatility and high liquidity. The portfolio consists of peso Treasury bills, corporate bonds issued by leading companies, provincial notes, fixed-term deposits, repos, and interest-bearing accounts, among others. Suitable for conservative investors with an investment horizon of approximately 30 to 60 days.
4.Fima Ahorro Plus: Its investment portfolio includes short- to medium-term peso-denominated bonds with low volatility and high liquidity. It is an alternative for investors seeking a balance between risk and return. The portfolio includes peso Treasury bills, corporate bonds issued by first-line companies, provincial notes, fixed-term deposits, repos, and interest-bearing accounts, among others. Designed for conservative to moderately conservative investors with a recommended investment horizon of 90 to 120 days.
5.Fima Renta Pesos: A fixed-income fund that seeks to maximize returns from a portfolio of medium-term peso-denominated assets at fixed and variable rates (CER, Badlar). Its portfolio includes sovereign bonds, peso Treasury bills, corporate bonds, and financial trusts, among others. Although its current benchmark is CER (the Argentine inflation adjustment index), this may change depending on market conditions. Recommended for moderate investments with horizons ranging from 180 days to 1.5 years.
6.Fima Renta Plus: A fixed-income fund that primarily invests in medium- to long-term peso-denominated bonds. Its portfolio includes public and private fixed-income securities in pesos, mainly sovereign bonds, corporate bonds, and provincial bonds and notes, among others. Although its current benchmark is CER, it may be subject to change depending on market conditions. Suitable for moderate to higher-risk investments with horizons longer than two years.
7.Fima Capital Plus: Its objective is to maximize returns from a portfolio composed of dollar-linked bonds and synthetic assets that replicate the performance of the exchange rate, with liquidity within 48 hours. This strategy has been in place since late November 2019, when the fund redefined its investment objective. Suitable for moderately conservative investors with a medium-term investment horizon of six months to one year.
8.Fima Mix I: A peso-denominated fund composed of local assets designed to track the performance of the official exchange rate, combined with a smaller allocation to foreign equity instruments traded locally through CEDEARs (Argentine depositary receipts representing foreign securities). Local fixed-income assets provide stability, while the equity component adds volatility in pursuit of higher returns. Suitable for moderate to higher-risk investments with an approximate one-year investment horizon.
9.Fima Mix II: A peso-denominated fund composed primarily of local assets designed to track the exchange rate, complemented by equity assets and/or crypto-related instruments (equity-linked cryptos). The equity component may be invested in ETFs, equities, and/or derivatives traded on regulated markets that are correlated with fluctuations in digital assets such as Bitcoin and Ethereum, offering opportunities for exposure to crypto-linked assets. Suitable for high-risk investors with an investment horizon longer than three years. This fund involves heightened volatility risk. See item 3.D (Risk Factors).
10.Fima Acciones: The fund’s objective is long-term capital appreciation through investments in Argentine companies included in the S&P Merval index. Its investment policy seeks to track real economic growth through the selection of equities with strong performance indicators. Suitable for high-risk investments with long-term horizons exceeding three years.
11.Fima PB Acciones: A fund composed of equities included in the S&P Merval index, which reflects the performance of domestic and international companies listed on the local market. Suitable for investors seeking to track the benchmark index through a professionally managed portfolio. Designed for high-risk investments with long-term horizons exceeding three years.
12.Fima Sustentable ESG: A peso-denominated fund composed of local assets that aim to generate medium- to long-term returns through a portfolio of ESG assets issued by entities that incorporate environmental, social, and governance criteria. The portfolio may include corporate bonds issued by companies with strong ESG practices, green and sustainable securities, SME financial trusts, and other complementary instruments. Suitable for investors with a moderate risk profile.
13.Fima Fixed Income Dollars: A U.S. dollar–denominated fixed-income fund for moderate-risk investors, seeking medium-term capital appreciation through a portfolio of corporate debt and sovereign bonds. Suitable for investors with a moderate risk profile and an investment horizon longer than two years.
14.Fima Mix Dollars: A U.S. dollar–denominated equity fund for high-risk investors, seeking long-term capital appreciation through a balanced portfolio of sovereign bonds, local corporate bonds, and international equities. Suitable for high-risk investments with horizons exceeding three years.
15.Fima Latin America Equities: A U.S. dollar–denominated equity fund. Its portfolio is primarily composed of Latin American equities. The fund is managed using the S&P Latin America 40 Index as its benchmark, which includes equities from major economic sectors in Brazil, Chile, Mexico, Colombia, and Peru, among others. Suitable for high-risk investments with long-term horizons exceeding three years.
16.Fima International Fixed Income: This alternative seeks to generate returns from a medium-term portfolio of U.S. dollar–denominated bonds, primarily from Latin American markets, with up to 25% invested in U.S. Treasury bonds. The portfolio design excludes local bonds, which helps reduce fund volatility. Suitable for moderate-risk investors with a recommended medium-term investment horizon of approximately 1.5 years.
17.Fima Abierto Pymes: The fund’s objective is to generate returns from a portfolio composed of fixed-income and/or equity instruments issued by SMEs and/or small-cap companies, with a long-term investment horizon. This fund qualifies as a “Productive Investment” under Argentine insurance regulations (SSN Communication 39647, subsection L). It can be adapted to institutional investor profiles.
18.HF Balanced: A total return fund that seeks to maximize returns by investing primarily in both public and private fixed-income instruments.
19.HF Total Return: A fund that seeks to maximize returns by investing primarily in both public and private fixed-income instruments.
20.HF Infrastructure: A fund whose objective is to invest in instruments dedicated to financing productive and infrastructure projects, both public and private. It seeks to achieve optimal results by identifying investment opportunities in specific assets.
21.HF Infrastructure II: The fund’s objective is to invest in instruments dedicated to financing real economy and infrastructure projects, both public and private, seeking to achieve optimal results by identifying investment opportunities in specific assets.
In 2025, Galicia Asset Management maintained its leadership in the industry of mutual funds in Argentina, managing a total of Ps.11,842,577 million as of December 31, 2025. This reflects an increase of 58% compared to 2024.

In 2025, Galicia Asset Management continued to expand its offering and strengthen its product and channel capabilities. Key initiatives included:

•Launch of the Money Market fund in US dollars: Fima Premium Dollars.
•Incorporation of new functionalities in the Fima account to improve operations and enhance the customer experience.

These initiatives expanded the available investment alternatives and reinforced Galicia Asset Management's value proposition, focusing on a diversified, scalable offering aligned with the needs of different types of clients.
Inviu
It is through Inviu that Grupo Financiero Galicia has developed a digital investment platform that allows both investors and independent financial advisors to manage their portfolios in an efficient, simple, and user-friendly way. This platform was launched in October 2020.

Inviu is a B2B2C company specializing in brokerage and financial services, driven by the belief that technology is key to delivering an outstanding investment experience across Latin America. Its proprietary platform enables independent financial advisors and investors to access a broad range of investment products and services, combining scalability, efficiency, and ease of use.

Inviu provides the tools and services necessary for independent financial advisors to serve more investors and grow their businesses. Through a web-based platform and advisory services, advisors can efficiently scale their operations. Inviu also expands the investment options available to clients through direct agreements with leading global players, as well as a curated selection of funds from both local and international markets, ensuring access to high-quality investment opportunities.

For investors, Inviu delivers the investment experience they seek: comprehensive advisory services from their trusted advisors, complemented by a mobile app and web platform that provide full visibility into both local and international portfolios.

In 2025, Inviu continued to consolidate its growth and advance its regional expansion.

•Sustained Financial Growth: Inviu surpassed US$3,883 million in assets under management (AUM). This result reflects sustained growth for the fourth consecutive year, reaffirming the company's position in the market.
•Regional Expansion to Peru: As a milestone in its expansion, Inviu received approval from the Lima Stock Exchange (BVL) to operate as a brokerage firm (SAB) in Peru. This license allows Inviu to enter the Andean market and advance its regional growth strategy.

The 2025 fiscal year reinforced Inviu's positioning as a regional player, leveraging organic growth, international expansion, and the development of technological capabilities.
h) Foreign Trade
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
•Guarantees and stand-by letters of credit

Additionally, digital foreign trade (COMEX) management is available through Banco Galicia's channels, with specific functionalities depending on the client's profile:

Office Banking:
•Request for international transfers.
•Request for settlement of payment orders.
•View of transactions and fees.
•Tracking of exports and imports.
•Opening of import and export letters of credit.
•Financing of exports and imports.
•Collection of export and import payments.

Online Banking:
•International transfers.
•Receiving funds from abroad.

App Galicia:
•Receiving funds from abroad.

During 2025, Banco Galicia continued to enhance its foreign trade capabilities with key improvements aimed at streamlining and simplifying operations, and providing greater traceability and transparency in Office Banking and Online Banking:

•Multi-user request signing: more than one signatory can authorize international transfers and payment order settlements in Office Banking and Online Banking, strengthening internal controls.
•Transfer drafts – Upgrade: drafts now retain all data and attachments, can be resumed at any time by any company user, and are automatically sorted by date.
•Expanded transaction details: more information, including attached documents and sworn statements, has been added to “Transactions and Authorizations” to ensure a clearer and more transparent signing process.
•Contact address book with multiple accounts: allows you to associate several accounts with the same contact, avoiding duplicates and facilitating management in Office Banking and Online Banking.
•Transactions and commissions in one place: Information on transactions related to foreign trade has been centralized, with interactive filters that improve the search and control experience.
•New notification in the Galicia App: Real-time alerts when funds are received from abroad, providing immediacy and tracking from within the application.
•Complete digitization of the document workflow: Progress towards a fully digital process that optimizes time, traceability, and efficiency in document operations.
•Ability to cancel unapproved transfers and payment orders: Users can now cancel requests that have not yet been authorized, providing greater control and flexibility in transaction management. This action can be performed directly from the "Operations and Authorizations" section.
•New and improved version for repeating transfers: A revamped version of the Repeat Transfers option allows users to reuse data from a completed transaction to quickly and easily generate a new transfer, without having to re-enter all the information.
•Receive money from abroad in the iOS App: The functionality to receive money from abroad directly from the iOS mobile application was enabled, improving the experience and availability of the service on Apple devices.

As of December 31, 2025, Banco Galicia achieved strong performance in its foreign trade operations. The total volume traded during the year reached US$65,545 million, while operations specifically related to trade business totaled US$36,199 million.

Within the digital ecosystem, the Banco Galicia COMEX Platform also showed significant activity, registering a traded volume of US$45,424 million. In terms of market share, Banco Galicia achieved a 17.8% share of total foreign trade transactions and a 21.5% share in the trade operations segment.

This performance was reflected in the BCRA ranking as of December 31, 2025, where Banco Galicia ranked first in trade operation volume, as well as first in both total traded volume and number of trade operations, consolidating its leadership in the foreign trade market.
i) Capital Market & Investment Banking
Banco Galicia's Capital Markets division comprises a full range of investment banking and structuring services that facilitate companies' access to financing and investment solutions through instruments traded in local and international markets. The offering combines advisory services, origination, and placement, focusing on supporting corporations, SMEs, and agricultural stakeholders in defining structures tailored to their liquidity, maturity, currency, and risk hedging needs.

Banco Galicia offers services related to the capital markets and investment products across two categories:

Investment products:
•Origination and structuring of syndicated and/or long-term debt.
•Financing with multinational credit entities
•Project Finance

Capital markets:
•Issuance of Negotiable Obligations
•Sub-sovereign Debt Letters and Titles
•Financial Trusts
•Takeover BID Agent

In 2025, Banco Galicia maintained its leading position in the CBONDS ranking of primary debt placement agents. During the year, the Bank led placements in the capital markets, acting as Placement Agent in 169 issuances, including Negotiable Obligations, Treasury Bills, and Financial Trusts. This volume of transactions positioned Banco Galicia as one of the most relevant players in the Argentine financial system.

The year was also marked by a strong push for sustainable finance. Banco Galicia participated in the issuance and placement of various Negotiable Obligations with a sustainable impact, including the Class 5 bonds of 360 Energy Solar S.A., intended to finance renewable energy projects and contribute to the development of a cleaner energy matrix. As of December 2025, the issued amount of this bond totaled US$15 million.

Throughout 2025, the market showed remarkable dynamism, with dollar-denominated issuances leading the way. This performance was primarily driven by macroeconomic and political factors that created a favorable environment for capital markets. Banco Galicia played a significant role in hard dollar issuances, totaling US$14.2 billion, including both new money transactions and corporate debt swaps. Among the most notable issuances were the US$1.1 billion international bond issued by YPF S.A. and the US$725 million debt securities issued by the Province of Córdoba, in both cases with Banco Galicia acting as the local placement agent.

In the local market, the bank acted as underwriter for 85 dollar-denominated bond issuances. Among the most significant were YPF's US$250 million (2-year) bonds, Banco de Galicia y Buenos Aires S.A.'s US$144 million (1-year) bonds, and Pluspetrol S.A.'s US$123 million (5-year) bonds. In all three transactions, Banco Galicia also served as bookrunner, playing a key role in their successful execution.

The peso-denominated issuances totaled Ps.1,589 billion. Notable among these were the Province of Córdoba with an ARS 110 billion issuance, Tarjeta Naranja S.A.U. with an Ps.85 billion issuance, and Arcor S.A.I.C. with an Ps.80 billion issuance.

In the area of Investment Banking, Banco Galicia structured 28 transactions, which included not only bilateral and syndicated loans and debt restructurings carried out jointly with other top-tier financial institutions, but also the issuance of guarantees for large corporate clients. During 2025, Banco Galicia structured 9 syndicated loans and 4 bilateral loans, with its own participation of US$270 billion and Ps.90 billion respectively. These were primarily in the energy and oil and gas sectors. Notable transactions included syndicated loans to Tecpetrol S.A., Vista Energy Argentina S.A.U., and Metrogas S.A.
In addition, Banco Galicia acted as guarantor on intercompany loan agreements and issued performance bonds for construction contracts, primarily in the oil and gas sector. These six transactions were included in the bank's sustainable portfolio.

Finally, committed lines of credit were secured with strategic clients to ensure liquidity in an uncertain environment, totaling Ps.112 billion across nine transactions, mainly focused on the automotive sector.
j) Benefits
Grupo Galicia offers rewards and promotional programs to support everyday spending and strengthen customer relationships. The offering combines discounts, rebates, and financing in strategic categories, with an increasingly integrated experience across digital channels and differentiated offerings for each segment, maximizing relevance, ease of use, and nationwide reach.

With the purpose of providing a straightforward and unique experience to its customers, Banco Galicia aims to strengthen its value proposition through partnerships with businesses and brands nationwide, saving promotions, and installment plans. The offering includes personalized and instant benefits designed to meet diverse consumer needs and enhance the experience on digital channels.

These offers may be specific to selected brands or complement existing partnerships (exclusive to the Bank or industry-wide). In turn, ÉMINENT and MOVE account holders have access to preferential terms, and customers who have their salary deposited with Galicia receive additional benefits.

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

In 2025, Banco Galicia deepened its benefits strategy, with a strong focus on integration with Galicia Más and expanding benefits in key categories. Throughout the year, significant offerings were highlighted in Supermarkets, Fuel, Entertainment, and Mobility—categories highly valued by users.

As part of the integration with Galicia Más, Banco Galicia worked on unifying its value proposition to offer customers better alternatives. In 2025, it incorporated new benefits and discounts, as well as options for using points. At the same time, it added savings and installment financing options, prioritizing the pillars of the Galicia Benefits experience: personalization, immediacy, and geolocation. As a result, the number of unique users who utilized benefits grew by 13% compared to the previous year.

In 2025, more than 14,000 cashback and/or installment financing benefits were offered, available in e-commerce stores and/or physical locations throughout the country. The online store expanded its digital offerings, adding over 150 sellers to create a diverse and accessible catalog of products including electronics, technology, appliances, home goods, decor, food, and more.

Throughout 2025, the benefits program was promoted through communication and positioning efforts in public spaces (subways and buses) and stadiums, raffles for sporting events (soccer, Formula 1), and experiences at events and lifestyle venues. Benefits in the Mobility, Fuel, and Supermarket categories are the most popular choices among customers. Thanks to the differentiated offering and communication efforts in the Mobility sector (benefits on subways and buses), NFC payments increased by 726% in 2025.

In this way, MODO and Nave play an important role as allies to strengthen agreements and expand the scope of the proposal nationwide.

Among the features implemented in 2025 on the Benefits Platform, the following stand out:

•Events Section: accompanies the customer before, during, and after the show with personalized promotions, countdowns, exclusive content, post-event videos, and raffles.
•Cumulative Refunds: allows easy viewing of received cashbacks and available limits.

•Travel Section in the App: centralizes everything the customer needs for travel: enabling cards for international use, useful information, purchasing travel assistance, investment options, and destination promotions.
•Benefit Notification on QR Payment: allows users to see if there is an active benefit before confirming the purchase, optimizing the use of promotions.

On the other hand, Naranja X offers a range of promotions and benefits designed to enhance the use of its payment ecosystem and support its customers' everyday spending. The initiative combines discounts and cashback with financing options in relevant categories, leveraging segmentation and self-service capabilities to improve the user experience, expand reach, and strengthen relationships with merchants and users.

In 2025, Naranja X implemented key initiatives that strengthened its promotions and benefits offering:

•More cashback promotions: The number of participating merchants and categories was expanded, increasing the reach and relevance of the offer.
•Multi-payment benefits: Promotions were introduced that allow purchases with the Naranja X Card and the cashback to be received directly in the account, enabling cross-payment experiences, simplifying the customer experience, and boosting the most profitable products.
•Subscription Plan benefits: The option to offer exclusive or incremental cashback to customers subscribed to a plan was added. The strategy included differentiated offers in supermarkets, travel, mobile top-ups, and bill payments. As part of this initiative, the Flash Promo was launched, surprising subscribers with relevant offers and generating verifiable incremental value.
•Promotional umbrellas: Massive cashback promotions were implemented, with regional reach and a presence in major supermarket chains. These multi-mode payment options and differentiated benefits for subscribers allowed Naranja X to streamline its offerings and position itself more clearly and consistently in key sectors.
•Penetration in the Greater Buenos Aires Metropolitan Area (AMBA): The regional growth strategy was supported by a strong presence in leading food brands (via QR code payments) and entertainment venues, consolidating its reach to new audiences.
•User activation campaigns: Segmented promotions were developed specifically for inactive customers or those at risk of churn, incentivizing reactivation through targeted rebates.
•Transportation promotions: In November, cashback rebates were launched for QR code payments on subways. Additionally, throughout the year, NFC use for transportation was rewarded with rebates on account statements thanks to initiatives with various brands, and several promotions were implemented with Uber.
•Promotions as enablers of the NX ecosystem: Naranja X supported the launch of the Mexico project, managing the logic of promotions, and acted as a facilitator of Mango Challenges, the gamified experience within the app.

These improvements were supported by key advancements in internal operations:

•Strengthening cashback management tools: This allowed for scaling the number of refunds and further personalization of promotions.
•New shared contribution models with merchants: These optimized profitability and contributed to the sustainability of the business.
•Improvements to the user experience of finding and understanding promotions in the App: The main Naranja X showcases were optimized to facilitate the identification and use of benefits.

In the second half of 2025, Naranja X enabled the Promotions section within the "Tu Comercio" ("Your Business") section, allowing merchants to manage their available promotions themselves. This allowed them to accept a promotion up to the day before it started, without depending on manual processes and with a much more agile operation. In addition, the acceptance process was simplified: it went from 8 clicks to just 2. This allowed more local businesses to join the promotions. The way information is displayed before accepting a promotion was also improved, with a clearer and more complete details sheet that helped businesses better understand the benefit. Finally, access to this section was opened to all businesses, regardless of size. This allows them to view their current, scheduled, or past promotions at any time without having to call the call center. This made the information more transparent and easier to access, and improved self-service overall.

k) Merchants
Grupo Galicia develops payment and management solutions for businesses that combine technology, financial services, and support. Through Nave—Grupo Galicia's offering for businesses, operated through Banco Galicia—and the Naranja X service, the Group promotes the digitalization of payments, improves the payment experience, and provides tools to boost sales, optimize business administration, and manage end-to-end operations.

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

Throughout 2025, Nave Point solidified its position as the preferred payment method, accounting for 70% of total transaction volume. This positioning was supported by the addition of new, agile, and flexible integrations, exclusive promotions, and more competitive financing plans for SMEs, expanding the value proposition and enabling businesses to access more comprehensive solutions tailored to their needs.

As of the end of December 2025, the Nave network reached 61,498 active merchants, with a cumulative payment volume of Ps.2,599 billion, equivalent to 91.19 million transactions during the year and an average monthly real growth rate of 6.60%. At the same time, Nave had 39,761 active terminals, registering an average of 245 transactions per minute, reflecting the operational scale and growing adoption of the platform.

NARANJA X

Naranja X develops payment and acceptance solutions for businesses, startups, and service providers. Its offering aims to expand acceptance of the Naranja X card while providing in-person and digital alternatives (such as terminals, mobile payments, QR codes, and payment links) that adapt to different sales methods, with fast processing and self-service tools.

The solution focuses on enabling businesses to accept Naranja X card payments and manage their operations simply, with features that support their business growth.

Naranja X offers different collection solutions that adapt to the needs of its individual clients with commercial activity:
•Toque: Toque is the Naranja X reader, which connects via Bluetooth to the merchant's mobile phone and allows them to accept payments from any card through the contactless system, chip or magnetic stripe. When merchants collect payments with Toque, the funds from their sales are deposited in the business's Naranja X account and can be used as needed.
•Payment link and QR: A QR can be read from mobile devices and allows contactless payment. The customer scans with their mobile phone camera and pays from any bank App. This payment method is faster, safer and contactless.
•TAP: TAP is an innovative solution from Naranja X designed to simplify collections. Instead of dealing with different devices, this tool allows the merchant to use a cell phone with NFC technology to collect sales with Visa and Mastercard cards. It is a universal solution for in-person collections, which adapts to all types of businesses.
•QR PIX: A QR code is generated for transactions with tourists from Brazil. The merchant enters the amount to be charged and shows it to the customer, who scans and pays. The buyer must have a PIX account.
Naranja X merchants are businesses, ventures, or service providers that register on the network to collect payments through the various available payment solutions. As of December 31, 2025:

•133,180 merchants enabled to operate with Naranja X payment solutions.
•108,693 merchants accept the Naranja X credit card as a payment method.

Throughout 2025, the focus was on further expanding card acceptance, adding more active merchants, payment methods, and new features. Among the model's main advancements are:

•Onboarding new merchants thanks to streamlined onboarding processes and a fast payment processing system. Merchants can receive their sales payments within 24 or 48 hours, improving their cash flow and facilitating the adoption of payment solutions.
•Developments to simplify daily operations, including the Payment Calendar, a tool that allows merchants to clearly view payment dates, due dates, and upcoming income.
•Strategic promotions to strengthen relationships with merchants, focusing on installment financing to boost sales.
•Evolution of Naranja X's digital solutions to simplify merchant management and offer a streamlined and modern operating experience. Support for businesses to boost their sales through marketing initiatives and app improvements.
•Integration with physical payment terminals and digital tools like Toque and QR codes, streamlining the experience between businesses and the Naranja X card.

In 2025, Naranja X launched Naranja X Businesses (Your Business), a comprehensive solution designed to support entrepreneurs and businesses in managing their sales and payments, offering a simple, digital, and centralized experience. The initiative relies on a web platform and the Naranja X app, from which businesses can accept payments via various methods, track their sales, and manage their business all in one place.

The proposal allows businesses to choose and combine different payment solutions, such as payment terminals, QR codes, mobile TAP payments, PIX payments for tourists, and the option to offer installment plans with Plan Z, adapting to the needs and characteristics of each business. It also provides management tools, including access to sales, commission, and settlement information, the configuration of financing plans, and the administration of work teams with different permission levels.

In this way, Naranja X Businesses consolidates a proposal designed to enable businesses to sell more and better manage their collections, integrating payment solutions and operational tools within the Naranja X digital ecosystem.
In 2025, Naranja X merchants used a variety of payment solutions tailored to different sales methods. QR codes were the most widely used, with 102,332 active merchants. This was followed by Toque transactions, reaching 100,483 merchants, while TAP—the solution that allows payments via NFC-enabled mobile phones—registered 39,646 merchants. Payment links were used by 2,459 merchants, and PIX, the tool designed for Brazilian tourists, accounted for 1,540 merchants.

In this way, Naranja X allows each merchant to choose the payment option that best suits their sales style. In 2025, 43,497 merchants used digital payment solutions, including digital wallets and QR codes, even without a direct link to the card. This group of merchants is currently migrating to Nave. Within this framework, progress was made in integrating Nave as a payment processor and collection solutions provider for small businesses and entrepreneurs operating through the Naranja X App. To facilitate this transition, an integrated development kit was implemented directly into the application, allowing users to continue collecting payments through the app as they have done previously, but now operating as merchants acquired by Nave. As a result, sales are now processed through Nave, and funds are credited directly to the merchants' Naranja X accounts, strengthening self-management and simplifying digital operations.
l) Electronic credit invoice
Banco Galicia offers a mechanism designed to enhance the financing conditions for micro, small and medium-sized companies. This mechanism enables these companies to boost their productivity by facilitating the early collection of credits and accounts receivable associated with the sale of goods or services on a forward-term basis.

The issuance of invoices is carried out through the ARCA (Customs Collection and Control Agency), ensuring compliance with regulatory requirements. Companies can manage their digital documents and collections account through Banco Galicia’s Office Banking platform. Within the Office Banking platform, Banco Galicia provides a special section that allows SMEs to efficiently manage digital documents and collection accounts. This section enables automatic payments or collection upon due date and allows SMEs to offer discounts and advance funds.

By leveraging this mechanism, companies can streamline their financial operations, improve cash flow, and ultimately enhance their overall productivity.
m) Integrated Collections
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

During 2025, key improvements were implemented to simplify and streamline the customer experience, reducing complexity in daily operations. As part of this effort, data format conversion tools were added, and the migration of customers operating under the Galicia Más integrated collections service (SIR, by its Spanish acronym) was completed. These customers began operating directly with Banco Galicia in a seamless and uninterrupted manner, ensuring operational continuity throughout the transition.

The automatic eCheq acceptance service was also optimized, incorporating features that allow customers to configure transaction amount limits and endorsement limits. These improvements strengthen operational control, increase security, and provide greater efficiency in daily operations.
n) Nera
Nera, operated through Grupo Galicia's joint venture with Banco Santander S.A. (see Item 4.A—Agri Tech), offers a digital payments and financing ecosystem that provides agricultural producers with valuable information and measurement alternatives. This allows them to access multiple financial and payment options, as well as customized products to finance their agricultural campaigns, purchase inputs or buy livestock.

Nera accelerates agricultural development by connecting producers, suppliers, and financial institutions on a fully digital platform that consolidates credit options, compares terms, and allows users to simulate costs and payments to choose the solution best suited to their production cycle.

In 2025, the platform expanded its offerings and capabilities. It incorporated bank loans to finance inputs, livestock, and machinery, adding Banco Santander S.A. as a new originator and investor. Existing lines of credit were also strengthened: the Signature Loan, available in pesos and dollars for immediate access, and the Future Grain Loan, backed by forward contracts—open or fixed price—that allows payment with future production in installments aligned with the harvest.

As an innovation, Nera launched the Available Grain Loan, financing guaranteed by grain already harvested and stored in silo bags. This product, developed in partnership with Banco Galicia and SiloReal (a digital agricultural asset verification platform), allows producers to obtain liquidity without selling their production and choose the optimal time to market it. SiloReal provides Remote and Recurring Verification (RRV) to securely digitize and validate agricultural assets.

To improve decision-making, the platform has incorporated new tools: an agreement search engine, a line comparison tool, and a financial simulator, which display payment alternatives and scenarios in real time. On the supplier side, it has added segmentation of commercial terms and a credit evaluator that expands opportunities with clients and prospects.
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
The following table shows our consolidated average balances, accrued interest and average yield for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2025, December 31, 2024 and December 31, 2023.

	For the Fiscal Year Ended December 31, 2025			For the Fiscal Year Ended December 31, 2024			For the Fiscal Year Ended December 31, 2023
	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate	Average Balance	Accrued Interest	Average Yield / Rate
	(in millions of Pesos, except otherwise noted)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	1,237,878	534,185	43.15	1,088,160	1,141,289	104.88	5,024,370	117,505	2.34
Others Debt Securities	209,802	185,641	88.48	30,665	6,991	22.80	97,069	159,404	164.22
Total Debt Securities at fair value through profit or loss	1,447,680	719,826	49.72	1,118,825	1,148,280	102.63	5,121,439	276,909	5.41
Repurchase Transactions	188,030	118,948	63.26	1,617,196	1,187,114	73.41	1,538,350	1,373,968	89.31
Loans and Other Financing
Loans	21,186,170	7,255,101	34.24	9,337,615	3,539,988	37.91	9,447,582	4,700,727	49.76
Financial Leases	45,513	20,869	45.85	16,949	11,321	66.80	27,618	18,572	67.24
Other Loans and Other Financing	280,093	42,528	15.18	12,276	3,860	31.44	18,122	2,360	13.03
Total Loans and Other Financing	21,511,776	7,318,499	34.02	9,366,840	3,555,168	37.95	9,493,322	4,721,659	49.74
Other Interest-Earning Assets	6,852,308	2,103,489	30.70	4,277,821	3,666,051	85.70	1,671,818	6,482,021	387.72
Total Interest-Earning Assets	29,999,794	10,260,762	34.20	16,380,682	9,556,613	58.34	17,824,929	12,854,557	72.12
Interest-Bearing Liabilities
Deposits
Savings Accounts	7,781,477	495,996	6.37	6,058,606	1,019,837	16.83	5,416,435	1,823,389	33.66
Time Deposits	9,068,676	2,726,047	30.06	3,788,431	2,051,106	54.14	6,748,167	5,708,876	84.60
Total Interest-Bearing Deposits	16,850,153	3,222,043	19.12	9,847,037	3,070,943	31.19	12,164,602	7,532,265	61.92
Financing Received from the Argentine Central Bank and Other Financial Institutions	711,373	212,815	29.92	508,953	15,382	3.02	100,486	17,119	17.04
Debt Securities and Subordinated Debt Securities	1,952,075	220,563	11.30	630,521	77,390	12.27	781,065	42,136	5.39
Other Interest-Bearing Liabilities	3,240,813	222,075	6.85	458,215	219,297	47.86	318,518	202,499	63.58
Total Interest-Bearing Liabilities	22,754,414	3,877,496	17.04	11,444,726	3,383,012	29.56	13,364,671	7,794,019	58.32
Spread and Net Yield
Interest Rate Spread			17.16			28.78			13.80
Cost of Funds Supporting Interest-Earning Assets			12.93			20.65			43.73
Net Yield on Interest-Earning Assets			21.28			37.69			28.39
____________________
(*)Rates include the CER/UVA adjustment.
ii) Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2025 compared with the fiscal year ended December 31, 2024 and (ii) the fiscal year ended December 31, 2024, compared with the fiscal year ended December 31, 2023. Differences related to both rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year Ended December 31, 2025 / Fiscal Year Ended December 31, 2024 Increase (Decrease) due to changes in			Fiscal Year Ended December 31, 2024 / Fiscal Year Ended December 31, 2023 Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	185,226	(792,330)	(607,104)	(18,625)	1,042,409	1,023,784
Others	119,637	59,014	178,651	(67,473)	(84,940)	(152,413)
Total Debt Securities at fair value through profit or loss	304,863	(733,316)	(428,453)	(86,098)	957,469	871,371
Repurchase Transactions	(923,702)	(144,464)	(1,068,166)	75,488	(262,341)	(186,854)
Loans and Other Financing
Loans	4,021,636	(306,523)	3,715,113	(54,108)	(1,106,632)	(1,160,740)
Financial Leases	11,730	(2,182)	9,548	(7,128)	(123)	(7,250)
Other Loans and Other Financing	39,607	(939)	38,668	(443)	1,942	1,499
Total Loans and Other Financing	4,072,973	(309,644)	3,763,329	(61,679)	(1,104,813)	(1,166,491)
Other Interest-Earning Assets	23,523,501	(25,086,063)	(1,562,562)	(5,628,878)	2,812,908	(2,815,970)
Total Interest-Earning Assets	26,977,635	(26,273,487)	704,148	(5,701,167)	2,403,223	(3,297,944)
Interest Bearing Liabilities
Deposits
Savings Account	441,758	(965,599)	(523,841)	249,778	(1,053,330)	(803,552)
Time Deposits	991,281	(316,339)	674,941	(2,008,826)	(1,648,945)	(3,657,771)
Total Interest-Bearing Deposits	1,433,039	(1,281,938)	151,100	(1,759,048)	(2,702,275)	(4,461,323)
Financing Received from the Argentine Central Bank and Other Financial Institutions	8,446	188,987	197,433	(2,178)	441	(1,737)
Debt Securities and Subordinated Debt Securities	148,807	(5,634)	143,173	(6,277)	41,531	35,254
Other Interest-Bearing Liabilities	3,234	(456)	2,778	38,496	(21,699)	16,798
Total Interest bearing liabilities	1,593,526	(1,099,041)	494,484	(1,729,007)	(2,682,002)	(4,411,008)
The increase of Ps.704,148 million in interest income for the fiscal year ended December 31, 2025, as compared to the previous year, is primarily attributable to a Ps.26,977,635 million increase in volume of interest-earning assets, slightly offset by lower interest rates for Ps.26,273,487 million.
The increase was due to higher net change from loans, with higher volume for Ps.4,021,636 million, offset by lower rates for Ps.306,523 million.
Additionally, there was a decrease of Ps.(1,068,166) million in repurchase transactions, due to a decrease in the volume and interest rate equal to Ps.923,702 million and Ps.144,464 million respectively.
In terms of interest expenses, the Ps.494,484 million increase for the fiscal year ended December 31, 2025, as compared to the fiscal year ended December 31, 2024, is primarily a result of a increase in the volume on time deposits of Ps.991,281 million.
iii) Debt and Equity Securities

The following table shows our holdings of debt and equity securities at the balance sheet dates stated below. Our holdings of Government securities represent mainly holdings of Banco Galicia.

	As of December 31,
	2025	2024
	(in millions of Pesos)
Debt Securities at FV through profit or loss	1,359,681	1,811,745
Argentine Government Securities	1,339,044	1,776,302
Government Bonds	872,997	1,210,199
Provincial Bonds	70,815	63,959
City of Buenos Aires Bonds	6,125	5,380
Treasury Bills	389,107	496,764
Argentine Central Bank´s Bill	7,541	3,413
Notes	7,541	3,413
Corporate Securities	220,700	169,450
Debt Securities	219,529	169,066
Debt Securities of Financial Trust	1,171	384
From Abroad Government Securities	20,637	35,443
Treasury Bills	20,637	35,443
Other Debt Securities	5,868,624	5,894,313
Measured at FV through OCI	3,235,247	3,026,159
Argentine Government Securities	3,235,247	3,019,063
Government Bonds	2,325,349	1,197,010
Treasury Bills	909,898	1,822,053
Provincial Government Bonds	—	—
City of Buenos Aires Bonds	—	—
Argentine Central Bank´s Bill	—	—
LELIQ (liquidity Bills)	—	—
Corporate Securities	—	7,096
Debt Securities	—	7,096
Measured at Amortized Cost	2,633,377	2,868,154
Argentine Government Securities	2,623,405	2,854,169
Government Bonds	1,397,728	2,700,074
Treasury Bills	1,236,629	173,018
Allowance	(10,952)	(18,923)
Argentine Central Bank´s Bills	—	—
Internal Bills	—	—
Corporate Securities	9,972	13,985
Debt Securities	9,961	13,913
Debt Securities of Financial Trusts	—	—
Others	11	72
International Government Securities	19,321	—
Treasury Bills	19,321	—
Investments in Equity Instruments	108,203	48,411
Domestic	108,203	48,411
International	12,568	6,954
Total Debt and Equity Securities	7,355,829	7,754,469

As of December 31, 2025, the increase in our holdings of debt and equity securities was mainly a result of an decrease in the volume of government bonds and Treasury Bills recorded at fair value and fair value through profit or loss. As of December 31, 2024, our government bonds and our Argentine Treasury Bills amounted to Ps.1,210,199 million and Ps.496,764 million respectively, compared to Ps.872,997 million and Ps.389,107 million as of December 31, 2025.
The amount of Government securities recorded at fair value as of December 31, 2025 in an amount of Ps.1,339,044 million corresponded to securities issued by the Government (for Ps.872,997 million), the National Treasury Bills (for Ps.389,107 million), provincial governments (for Ps.70,815 million) and the City of Buenos Aires (for Ps.6,125 million).
As of December 31, 2025, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.400,856 million), U.S. Treasury Bonds recorded at their fair value (Ps.20,220 million) and Government bonds recorded at their amortized cost (for Ps.388,106 million).
As of December 31, 2024, the decrease in our holdings of debt and equity securities was mainly a result of an decrease in the volume of Argentine Treasury Bills recorded at fair value and fair value through OCI. As of December 31, 2024, our Argentine Treasury Bills amounted to Ps.1,822,053 million.
The amount of Government securities recorded at fair value as of December 31, 2024 in an amount of Ps.1,776,302 million corresponded to securities issued by the Government (for Ps.1,210,199 million), the National Treasury Bills (for Ps.496,764 million), provincial governments (for Ps.63,959 million) and the City of Buenos Aires (for Ps.5,380 million).
As of December 31, 2024, our holding of government securities denominated in Dollars was composed of Government bonds recorded at their fair value (for Ps.376,067 million), U.S. Treasury Bonds recorded at their fair value (Ps.25,896 million) and Government bonds recorded at their amortized cost (for Ps.380,961 million).
Remaining Maturity and Weighted-Average Yield
The following table analyzes the remaining maturity and weighted-average yield of our holdings of debt securities recorded at amortized cost as of December 31, 2025. Our debt securities portfolio yields do not contain any tax equivalency adjustments.

	Fiscal Year Ended December 31, 2025
		Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
	Total Book Value	Book Value	Yield (1)	Book Value	Yield	Book Value	Yield (1)	Book Value	Yield (1)
	in millions of Pesos, except percentages)
Other Debt Securities
Measured at Amortized Cost - Domestic
Argentine Government Securities	1,397,731	897,153	5.7%	500,578	10.3%	—	—%	—	—%
Argentine Central Bank´s Bill and Bonds	1,236,630	1,236,630	29.4%	—	—	—	—%	—	—%
Corporate Securities	9,983	8,463	23.2%	1,520	17.2%	—	—%	—	—%
Debt Securities	9,972	8,452	23.2%	1,520	17.2%	—	—%	—	—%
Debt Securities of Financial Trust	—	—	—%	—	—	—	—%	—	—%
Others	11	11	—%	—	—	—	—%	—	—%
Measured at Amortized Cost - Foreign	19	19	—%	—	—	—	—%	—	—%
Total Other Debt Securities Measured at Amortized Cost	2,644,363	2,142,265		502,098		—		—

____________________
(1)Effective yield based on December 31, 2025 quoted market values.
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

	As of December 31,
	2025	2024
	(in millions of Pesos)
Principal and Interest
Non- Financial Public Sector	15,500	10,715
Argentine Central Bank	—	—
Financial Institutions	622,506	216,201
Non-Financial Private Sector and Residents Abroad (1)
Loans	24,303,385	19,081,325
Advances	991,035	824,033
Overdrafts	6,995,473	5,167,009
Mortgage Loans	1,077,040	417,857
Pledge Loans	651,398	523,093
Personal Loans	2,951,577	2,319,866
Credit Card Loans	8,682,943	8,109,849
Other Loans	2,076,610	1,169,155
Accrued Interest, Adjustment and Quotation Differences Receivable	937,197	596,179
Documented Interest	(59,888)	(45,716)
Financial Leases	49,936	41,911
Other Financing	485,072	455,555
Non-financial Private Sector and Residents Abroad	24,838,393	19,578,792
Total Gross Loans and Other Financing	25,476,399	19,805,708
Less: Allowances	(2,202,958)	(878,351)
Total	23,273,441	18,927,357
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
As of December 31, 2025, Grupo Financiero Galicia’s loan and other financing portfolio before allowances for loan and other financing losses amounted to Ps.23,273,441 million, a 23% increase as compared to the year ended December 31, 2024.

Maturity Composition of the Loan Portfolio
The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2025.

	As of December 31, 2025
	In 1 year or less	After 1 year through 5 years	After 5 years through 15 years	After 15 years	Total at December 31, 2025

Variable Rates
Financial institutions	22,027	—	—	—	22,027
Non-Financial Private Sector and Residents Abroad	1,333,554	167,658	19	—	1,501,231
Loans	1,333,554	167,658	19	—	1,501,231
Advances	38	—	—	—	38
Overdrafts	1,186,946	79,531	—	—	1,266,477
Mortgage Loans	145,265	86,320	19	—	231,604
Pledge Loans	1,304	1,806	—	—	3,110
Personal Loans	1	1	—	—	2
Total Variable Rate	1,355,581	167,658	19	—	1,523,258
Fixed Rates
Non- Financial Public Sector	15,500	—	—	—	15,500
Financial Institutions	572,684	12,592	—	—	585,276
Non-Financial Private Sector and Residents Abroad	17,771,892	2,817,267	24,624	—	20,613,783
Loans	17,771,892	2,817,267	24,624	—	20,613,783
Advances	988,058	31	—	—	988,089
Overdrafts	4,785,675	943,321	—	—	5,728,996
Mortgage Loans	15,809	31,158	1,194	—	48,161
Pledge Loans	284,931	212,762	42	—	497,735
Personal Loans	1,419,579	1,148,282	23,388	—	2,591,249
Credit Card Loans	8,452,189	230,754	—	—	8,682,943
Placements in Banks Abroad	1,237,179	—	—	—	1,237,179
Pre-financing and financing of exports	588,472	250,959	—	—	839,431
Total Fixed Rate	18,360,076	2,829,859	24,624	—	21,214,559
Adjustable Rate
Financial Institutions	9,378	5,825	—	—	15,203
Non-Financial Private Sector and Residents Abroad	316,636	387,715	296,989	309,722	1,311,062
Loans	316,636	387,715	296,989	309,722	1,311,062
Advances	2,908	—	—	—	2,908
Mortgage Loans	53,688	137,210	296,654	309,722	797,274
Pledge loans	49,057	101,440	57	—	150,554
Personal Loans	210,983	149,065	278	—	360,326
Total Adjustable Rate	326,014	393,540	296,989	309,722	1,326,265
Total Loan	20,041,671	3,391,057	321,632	309,722	24,064,082
Accrued Interest, Adjustment and Quotation Differences Receivable	937,197	—	—	—	937,197
Documented Interest	(59,888)	—	—	—	(59,888)
Allowance	(2,101,055)	—	—	—	(2,101,055)
TOTAL	18,817,925	3,391,057	321,632	309,722	22,840,336
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

Banco Galicia has appointed a Managing Director responsible for the management of this risk, and has created a Committee in charge of planning, coordinating and enforcing the compliance with the policies set by the Board of Directors. The basic principle on which the regulations regarding prevention and control of money laundering are based is in line with the “know your customer” policy in force worldwide. Such risks are regularly reviewed through internal and external audits.

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
Naranja X
Credit Risk
Credit risk for Naranja X arises from certain liquid assets, deposits with banks and financial institutions, as well as credit exposures to clients, including outstanding receivables and committed transactions.

Regarding the management of credit risk for cash, cash equivalents, and deposits with banks and financial institutions, Naranja X evaluates its credit risk or exposure pursuant to an investment and credit evaluation policy. In accordance with this policy, Naranja X (i) has certain internal credit risk rating requirements that any company in which it invests must meet, (ii) requires that the amount invested in any entity maintain a specific ratio relative to the equity of both the counterparty financial institution and Tarjeta Naranja S.A.U., and (iii) establishes upper limits on the percentage of the total investment portfolio that may be invested in any single entity.
Naranja X actively monitors the creditworthiness of its clients to minimize its overall exposure to their credit risk. Naranja X uses the following tools to evaluate and manage the creditworthiness of its clients:
•statistical models and analytical tools that determine the amount of credit that Naranja X is comfortable extending to a client based on the client’s specific financial situation and risk profile;
•guidelines for providing credit cards and loans based on the client’s creditworthiness, including verification of the identity, assessment of financial capacity, and credit history reports obtained from Credit Bureaus);
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
Naranja - Determination of Credit Limits
Credit limits are determined through a comprehensive assessment of each client's credit situation. Credit limit offers are determined through the application of various sub-policies that generate an income estimate and credit scores. The decision engine then assigns floors, caps, and multipliers based on the applicable risk segment.
Naranja - Segmentation by risk level and province
Risk categories are represented by letters (A, B, C, D, E), where segment "A" represents the lowest risk level and segment "E" is considered the highest risk level.

A high-risk level does not preclude an applicant from obtaining a credit card. However, if an applicant fails to meet the conditions for a defined risk segment within the policy, the application is rejected.
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

Banked Population

Risk Segment	POLITICS			TOP				FLOOR IN
	LSM	LCPL	LTC	LSM	LPCL	LTC	ZETA (1)	LSM	LCPL	LTC
A	1	1	1	2,000,000	2,000,000	2,000,000	2,000,000	690,000	690,000	690,000
B	0.8	0.8	0.8	1,000,000	1,000,000	1,000,000	1,000,000	600,000	600,000	600,000
E	0.5	0.5	0.5	300,000	300,000	300,000	300,000	250,000	250,000	250,000
D	0.5	0.5	0.5	400,000	400,000	400,000	400,000	278,000	278,000	278,000
C	0.5	0.5	0.5	600,000	600,000	600,000	600,000	540,000	540,000	540,000

(1) Zeta Limit: limit associated with an exclusive product of the Naranja X credit card, which allows you to opt for different payment options in installments.

Unbanked Population

Risk Segment	POLITICS			TOP				FLOOR IN
	LSM	LCPL	LTC	LSM	LPCL	LTC	ZETA (1)	LSM	LCPL	LTC
A	1	1	1	800,000	800,000	800,000	800,000	610,000	610,000	610,000
B	0.8	0.8	0.8	600,000	600,000	600,000	600,000	530,000	530,000	530,000
C	0.5	0.5	0.5	500,000	500,000	500,000	500,000	477,000	477,000	477,000
D	0.5	0.5	0.5	400,000	400,000	400,000	400,000	278,000	278,000	278,000
E	0.5	0.5	0.5	250,000	250,000	250,000	250,000	200,000	200,000	200,000
Naranja reviews credit limits periodically and a credit limit may be automatically increased for eligible cardholders meeting certain requirements, including their payment history and a decrease in their probability of default. In addition, Naranja evaluates cardholders’ applications for increases in the monthly limit and may, at its sole discretion, raise such limits based on the individual customer’s payment history and total income level. The risk of default varies for each client. Naranja evaluates the risk of uncollectibility and maintains allowances, calculated according to the criteria described in the financial statements, which are considered sufficient to cover probable losses from bad debts.
Credit cards are extended to thousands of clients active across a wide range of economic sectors. As such, Naranja considers the risk of credit concentration in any specific sector to be low. Naranja develops and executes pilots with the aim of continuously refining the credit policy and enhancing the customer experience.
Naranja Digital - Loan granting procedure
The client can apply for a loan through the Naranja X application. The requirements to be able to access the loan are the following:
•Not to be in default in risk products in the financial system.
•Not to have a payment plan.
•According to the latest information available from the BCRA, the applicant must not have a credit rating of "2" or higher with any financial institution.

The determination of the offer is made on the basis of the customer's estimated income, internal and external indebtedness and the customer's risk level.
Naranja Digital - Calculation of pre-approved amounts

The calculation of the amount to be granted depends on several variables that influence its determination:
•Income: the estimated income for each client, considered net of financial system commitments.
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
•n = Loan term (months)
•i = (Loan TNA + IVA)/12

The final amount will be the minimum between the previously calculated value, the Cap based on income, and the Maximum Amount per segment:

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

Personal loans are granted through the App. Installments are calculated using the French system and are fixed and denominated in Pesos. The final installment of a Personal Loan is composed of a principal component, an interest component, taxes, expenses, and commissions.
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

	Retail Portfolio
	December 31, 2025
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	5,846,642	537,931	214,308	6,598,881
1-30	164,178	106,856	48,982	320,016
31-60	—	185,011	44,067	229,078
61-90	—	135,413	88,186	223,599
Default	—	—	957,330	957,330
Gross Carrying amount	6,010,820	965,211	1,352,873	8,328,904
Loss allowance	(128,235)	(198,748)	(957,424)	(1,284,407)
Net Carrying amount	5,882,585	766,463	395,449	7,044,497
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				11.49%
Allowance for Financial Instruments as a Percentage of Default				134.17%
Allowance for Financial Instruments as a Percentage of Financial Instruments Portfolio				15.42%

	Retail Like Portfolio
	December 31, 2025
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	4,444,379	147,309	36,560	4,628,248
1-30	78,729	44,435	16,030	139,194
31-60	—	48,121	8,464	56,585
61-90	—	19,524	11,242	30,766
Default	—	—	126,037	126,037
Gross Carrying amount	4,523,108	259,389	198,333	4,980,830
Loss allowance	(16,512)	(18,572)	(101,712)	(136,796)
Net Carrying amount	4,506,596	240,817	96,621	4,844,034
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.53%
Allowance for Financial Instruments as a Percentage of Default				108.54%
Allowance for Financial Instruments as a Percentage of Financial Instruments Portfolio				2.75%

	Wholesale Portfolio
	December 31, 2025
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
A	10,883,795	276,725	—	11,160,520
B1	—	29,239	—	29,239
Default	—	—	41,502	41,502
Gross Carrying amount	10,883,795	305,964	41,502	11,231,261
Loss allowance	(28,228)	(1,916)	(19,052)	(49,196)
Net Carrying amount	10,855,567	304,048	22,450	11,182,065
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.37%
Allowance for Financial Instruments as a Percentage of Default				118.54%
Allowance for Financial Instruments as a Percentage of Financial Instruments Portfolio				0.44%

	Naranja X
	December 31, 2025
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
Days past due
0	4,200,065	200,705	411	4,401,181
1-30	264,954	44,056	110	309,120
31-60	—	225,552	130	225,682
61-90	—	182,136	1,658	183,794
Default	—	—	652,983	652,983
Gross Carrying amount	4,465,019	652,449	655,292	5,772,760
Loss allowance	(164,061)	(196,685)	(415,439)	(776,185)
Net Carrying amount	4,300,958	455,764	239,853	4,996,575
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				11.31%
Allowance for Financial Instruments as a Percentage of Default				118.87%
Allowance for Financial Instruments as a Percentage of Financial Instruments Portfolio				13.45%

	Retail Portfolio
	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	6,125,759	286,569	52,506	6,464,834
1-30	186,415	56,303	15,025	257,743
31-60	—	81,868	13,404	95,272
61-90	—	38,607	25,342	63,949
Default	—	—	179,088	179,088
Gross Carrying amount	6,312,174	463,347	285,365	7,060,886
Loss allowance	(233,830)	(53,113)	(196,816)	(483,759)
Net Carrying amount	6,078,344	410,234	88,549	6,577,127
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				2.54%
Allowance for Financial Instruments as a Percentage of Default				270.12%
Allowance for Financial Instruments as a Percentage of Financial Instruments Portfolio				6.85%

	Retail Like Portfolio
	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	3,004,547	56,887	10,657	3,072,091
1-30	33,088	8,211	3,501	44,800
31-60	—	4,003	657	4,660
61-90	—	2,673	1,495	4,168
Default	—	—	23,876	23,876
Gross Carrying amount	3,037,635	71,774	40,186	3,149,595
Loss allowance	(21,055)	(5,830)	(21,698)	(48,583)
Net Carrying amount	3,016,580	65,944	18,488	3,101,012
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.76%
Allowance for Financial Instruments as a Percentage of Default				203.48%
Allowance for Financial Instruments as a Percentage of Financial Instruments Portfolio				1.54%

	Wholesale Portfolio
	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
A	9,938,529	2,617	—	9,941,146
B1	1,181,585	2,336	249	1,184,170
Default	—	—	36,878	36,878
Gross Carrying amount	11,120,114	4,953	37,127	11,162,194
Loss allowance	(48,121)	(480)	(15,163)	(63,764)
Net Carrying amount	11,071,993	4,473	21,964	11,098,430
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				0.33%
Allowance for Financial Instruments as a Percentage of Default				172.90%
Allowance for Financial Instruments as a Percentage of Financial Instruments Portfolio				0.57%

	Naranja X
	December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Days past due
0	3,979,064	243,756	99	4,222,919
1-30	216,330	48,440	28	264,798
31-60	—	138,958	63	139,021
61-90	—	95,732	1,871	97,603
Default	—	—	170,106	170,106
Gross Carrying amount	4,195,394	526,886	172,167	4,894,447
Loss allowance	(143,225)	(85,937)	(107,848)	(337,010)
Net Carrying amount	4,052,169	440,949	64,319	4,557,437
Credit Quality
Default as a Percentage of Total Financial Instruments Portfolio				3.48%
Allowance for Financial Instruments as a Percentage of Default				198.12%
Allowance for Financial Instruments as a Percentage of Financial Instruments Portfolio				6.89%
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
The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	December 31,
	2025	2024	2023
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	159,483	48,232	28,604
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	2,961	1,975	1,487

____________________
(1)Recorded under “Other operating income”.
viii) Loss Experience
The following tables present the changes in the loss allowance between December 31, 2024, and December 31, 2025, and the changes in the loss allowance between December 31, 2023, and December 31, 2024.

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2024	446,230	145,361	341,525	933,116
Inflation effect	(120,316)	(72,284)	(240,106)	(432,706)
Financial instruments arising from business combinations (*)	—	—	—	—
Movements with P&L Impact	—	—	—	—
Transfer from Stage 1 to Stage 2	(24,187)	24,187	—	—
Transfer from Stage 1 to Stage 3	(33,845)	—	33,845	—
Transfer from Stage 2 to Stage 1	15,691	(15,691)	—	—
Transfer from Stage 2 to Stage 3	—	(17,804)	17,804	—
Transfer from Stage 3 to Stage 2	—	11,553	(11,553)	—
Transfer from Stage 3 to Stage 1	1,841	—	(1,841)	—
New Financial Assets Originated or Purchased	252,684	316,304	945,490	1,514,478
Changes in PDs/LGDs/EADs	127,303	92,248	271,445	490,996
Foreign exchange and other movements	(15,156)	49,246	791,768	825,858
Other movements with no P&L impact	—	—	—	—
Financial assets collected during the year	(253,044)	(168,243)	(654,747)	(1,076,034)
Loss allowance as of December 31, 2025	337,035	415,920	1,493,629	2,246,584

	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	144,523	74,319	177,341	396,183
Inflation effect	(125,910)	(57,061)	(121,842)	(304,813)
Financial instruments arising from business combinations	7,450	—	6,494	13,944
Movements with P&L Impact	—	—	—	—
Transfer from Stage 1 to Stage 2	(3,049)	3,049	—	—
Transfer from Stage 1 to Stage 3	(2,820)	—	2,820	—
Transfer from Stage 2 to Stage 1	15,648	(15,648)	—	—
Transfer from Stage 2 to Stage 3	—	(3,428)	3,428	—
Transfer from Stage 3 to Stage 2	—	7,842	(7,842)	—
Transfer from Stage 3 to Stage 1	1,036	—	(1,036)	—
New Financial Assets Originated or Purchased	349,044	140,351	286,476	775,871
Changes in PDs/LGDs/EADs	190,452	18,669	60,346	269,467
Foreign exchange and other movements	(15,036)	2,503	214,281	201,748
Write-offs	(1,648)	—	(123,633)	(125,281)
Other movements with no P&L impact	—	—	—	—
Financial assets collected during the year	(113,460)	(25,236)	(155,307)	(294,003)
Loss allowance as of December 31, 2024	446,230	145,360	341,526	933,116
ix) Deposits

The following table sets out the composition of our deposits as of December 31, 2025 and December 31, 2024.

	As of December 31,
	2025	2024
	(in millions of Pesos)
Deposits in Pesos
Checking Accounts	2,549,986	2,632,390
Savings Accounts	5,242,183	5,784,142
Time Deposits	7,378,579	5,406,661
Time Deposits UVA	42,232	116,749
Other Deposits (1)	81,238	93,373
Plus: Accrued Interest, Quotation Differences Adjustment	182,480	308,411
Total Deposits in Pesos	15,476,698	14,341,726
Deposits in foreign currency
Savings Accounts	9,994,430	9,425,730
Time Deposits	2,174,638	718,621
Other Deposits (1)	18,269	25,744
Plus: Accrued Interest, Quotation Differences Adjustment	4,905	1,410
Total Deposits in foreign currency	12,192,242	10,171,505
Total Deposits	27,668,940	24,513,231
(1)Includes other deposits originated by Decree No.616/05, reprogrammed deposits under judicial proceedings and other demand deposits.
As of December 31, 2025, our consolidated deposits increased 13% as compared to December 31 2024, mainly as a result of a Ps.568,700 million increase in foreign currency saving accounts and Ps.1,971,918 million increase in peso denominated time deposits.. These increases were mainly due to deposits received by Banco Galicia.
The following table shows the amount of uninsured deposits as of December 31, 2025 and December 31, 2024.

	As of December 31,
	2025	2024
	(in millions of Pesos)
Uninsured Deposits	17,734,543	12,400,760
For more information, see Item 5. “Operating and Financial Review and Prospects” – A.“Operating Results”- “Funding”.

The following table provides a breakdown of our consolidated deposits by contractual term and currency of denomination as of December 31, 2025.

	December 31, 2025
	Within 3 Months	After 3 Months but Within 6 Months	After 6 Months but Within 12 Months	1 year	After 1 but Within 5 years	Total
	(in millions of Pesos, except percentages)
Deposits in Pesos
Savings Accounts	5,497,032	—	—	5,497,032		5,497,032
Checking Accounts	2,315,012	—	—	2,315,012		2,315,012
Time Deposits	6,882,844	477,903	17,497	7,378,244	335	7,378,579
Total deposits in Pesos	14,694,888	477,903	17,497	15,190,288	335	15,190,623
Deposits in Pesos + UVA adjustment
Savings Accounts	73,957			73,957		73,957
Time Deposits	39,691	3,573	729	43,993		43,993
Total deposits in Pesos + UVA adjustment	113,648	3,573	729	117,950	—	117,950
Deposits in foreign currency
Savings Accounts	9,995,846			9,995,846		9,995,846
Checking Accounts	16,853			16,853		16,853
Time Deposits	2,098,554	30,906	45,178	2,174,638		2,174,638
Total deposits in foreign currency	12,111,253	30,906	45,178	12,187,337	—	12,187,337
Total deposits	26,919,789	512,382	63,404	27,495,575	335	27,495,910
Savings Accounts	15,566,835	—	—	15,566,835	—	15,566,835
Checking Accounts	2,331,865	—	—	2,331,865	—	2,331,865
Time Deposits	9,021,089	512,382	63,404	9,596,875	335	9,597,210
____________________
(1)Only principal. Includes the UVA adjustment.
The chart above shows that the highest concentration of maturities for time deposits was in the period of up to 89 days, representing 94.0% of total time deposits. As of December 31, 2025, the average term for the raising of non-adjusted Peso-denominated time deposits was 38 days, for UVA-adjusted deposits the average term was 110 days and for those in foreign currency the term was about 38 days. Foreign currency-denominated deposits, equal to Ps.12,187,337 million, represented 44.3% of total deposits.
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
•Exposures in Pesos to the National Non-financial Public Sector: 0%.
•Property, Plant and Equipment and Miscellaneous Assets: 8%.
•Family Mortgage Loans: 20% over 8%, if the loan‑to‑value ratio does not exceed 55% of the appraised value of the property.
•Retail Portfolio – non‑transactional regulatory exposures: 75% over 8%.
•Retail Portfolio – non‑ regulatory exposures: 100% over 8%.
The following table sets forth Banco Galicia´s capital required pursuant to the BCRA regulations in force for each period indicated below.

	December 31,
	2025	2024
	(in millions of Pesos, except percentages)
Minimum capital required (A)
Allocated to Credit Risk	1,635,141	878,871
Allocated to Market Risk	35,935	38,581
Allocated to Operational Risk	231,436	364,615
Total minimum capital required (A)	1,902,512	1,282,067
Computable Capital (B)
Tier I	5,811,263	2,852,154
Tier II	29,188	51,625
Total computable capital (B)	5,840,451	2,903,779
Excess over Required Capital (B)-(A)	3,937,939	1,621,712
Risk assets	23,186,086	15,703,410
Ratios (%)
Equity / Total assets	16.43	20.25
Excess / Minimum capital required	207.0	126.5
Total Capital Ratio(1)	25.19	18.49
Tier I Capital Ratio	25.06	18.16
____________________
(1)Total computable capital / risk weighted assets credit, market and operational risks.

As of December 31, 2025, the Bank’s computable capital amounted to Ps.5,840,451 million, which was PS.3,937,939 million (207%) higher than the Ps.1,902,512 million minimum capital requirement. As of December 31, 2024, this excess amounted to Ps.1,621,712 million which was 126% higher than the minimum capital requirement.
As of December 31, 2025, the minimum capital requirement increased by Ps.620,445 million as compared to December 31, 2024, mainly due to the increase in regulatory requirements on risk weighted assets. Computable capital increased by Ps.2,936,672 million as of December 31, 2025 as compared to December 31, 2024, primarily originated by an increase in accounting shareholders’ equity as a result of the inflation adjustment and by the incorporation into shareholders’ equity of Galicia Más. Banco Galicia's total capital ratio was 25.19%, increasing 626 bps as of December 31, 2024 as compared to 18.49% as of December 31, 2024.
Naranja X
Tarjetas Regionales and Tarjeta Naranja are not qualified as financial institutions under the FIL and, thus, their capital adequacy is not regulated by the BCRA and they only have to comply with the minimum capital requirement established by the Corporations Law, which as of the date of this annual report amounts to Ps.30,000,000.

Conversely, Naranja Digital is a financial institution class “B” and, based on that condition, is regulated by the BCRA and has to comply with the minimum capital requirement established by the BCRA by means of Communication "A" 8367. Such regime, based on the Basel Committee methodology, establishes the minimum capital that a financial entity must maintain to cover the different risks inherent to its activity that are incorporated in its assets, mainly: credit risk, operational risk generated by the losses resulting from the lack of adequacy or failures in the internal processes and the market risk, generated by the positions in securities and in foreign currency. As of the date of this annual report, the minimum capital requirement established by the BCRA applicable to Naranja Digital is Ps.194,773 million.
Minimum Capital Requirements of Insurance Companies
The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No.24/2025 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:
(a)By line of insurance: a fixed amount of 375,000 UVA, equivalent to Ps.640.4 million as of December 31, 2025.
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
As of December 2025, the computable capital of the companies controlled by Sudamericana amounted to Ps.336,179 million, exceeding the minimum requirement of Ps.102,019 million by Ps.234,160 million.

Sudamericana also owns Galicia Broker and Well Assistance, companies engaged in insurance brokerage across different lines of insurance. These companies are regulated under the General Corporations Law, which provides for a minimum capital requirement of Ps.30 million, as of the date of this annual report.
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
On January 6, 2002, the Argentine Congress enacted Law No.25,561 (as amended and supplemented, the “Public Emergency Law” or in Spanish “Ley de Emergencia Pública”), which, together with various decrees and BCRA rules, provided for the principal measures intended to manage the 2001-2002 financial crisis, including the introduction of the so called "Asymmetric Pesification" (Pesificacion Asimetrica) measure, and the elimination of the requirement that the BCRA’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equal to 100% of the monetary base, among others. The Public Emergency Law, which has been extended year after year and remained in force until December 31, 2017, granted the Government the power to fix the exchange rate of the Peso against foreign currencies and to issue regulations relating to the foreign exchange market. The Argentine Government did not extend the term of the Public Emergency Law following December 31, 2017. However, on December 14, 2016, the Argentine Congress enacted Law No. 27,345, which extended the state of emergency on social matters until December 31, 2019.
Following the expiration of the Public Emergency Law on December 31, 2017, Argentina remained subject to various other emergency regimes and related regulatory measures. Most recently, pursuant to Decree of Necessity and Urgency No. 70/2023, the Argentine Executive Branch declared a public emergency in economic, financial, fiscal, administrative, pension, public service charges, health and social matters through December 31, 2025, while Decree No. 942/2025 extended the national health emergency originally declared thereunder through December 31, 2026.
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

As a general rule, in order to grant their clients access to the FX Market to perform cross-border payments, financial institutions must request their clients to provide an affidavit stating compliance with the provisions and requirements of the FX Regulatory Framework. In this context, clients that are not human persons must submit the following affidavits pursuant to the terms of Section 3.16 of the Amended and Restated Text on Foreign Exchange (the “Affidavits”):

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

In addition to the above, pursuant to Section 3.16.3.3 of the Amended and Restated Text on Foreign Exchange, as part of the Affidavits, the client must include a list of persons who exercise "direct control" over it and entities that are part of the same economic group, in accordance with Sections 1.2.1.1 and 1.2.2.1 of the “Large Exposures to Credit Risk” standards of the BCRA rules, and state that, on such day and during the ninety (90) calendar days prior to such day, it has not delivered funds in local currency or other liquid local assets to said controlling entities (except for funds in foreign currency deposited in Argentine financial institutions), except for those funds directly related to usual and customary transactions between Argentine residents for the acquisition of goods and/or services (the "Local Deliveries"). This requirement shall be deemed satisfied if: (a) the client submits an affidavit stating that it has not delivered local assets to any third party (except for funds directly related to usual and customary transactions between Argentine residents for the acquisition of goods and services); (b) all the direct controlling entities and entities forming part of the same economic group submit an affidavit stating that (i) they have not performed Securities Transactions, or (ii) an affidavit stating that they have not executed Local Deliveries, within the relevant timeframes; or (c) the direct controlling entities (and entities forming part of the same economic group) who have received Local Deliveries of the client within the relevant timeframe, submit an affidavit stating that they have not performed Securities Transactions and Local Deliveries, within the relevant timeframes.
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
Dividends and Earnings. No authorization from the BCRA is required to carry out foreign exchange transactions to pay dividends and earnings to “non-residents” arising from financial statements, provided that the following requirements are met: (i) the dividends and earnings arise from closed and audited financial statements, (ii) the payment is made in accordance with the relevant corporate documents, (iii) the total amount of transfers for this reason made as of

January 17, 2020 and onward, does not exceed 30% of the value of new contributions of foreign direct investment in Argentine companies, entered and settled through the MLC as of the mentioned date, (iv) access to the FX Market for the payment of dividends cannot occur sooner than 30 calendar days following the settlement of the last contribution (v) the payer submits sufficient documentation that evidences the final capitalization of the contributions, and (vi) the payment obligation is reported to the BCRA through the “Foreign assets and liability informative regime”. There are other alternatives for the payment of dividends and earnings with are established under the FX Regulatory Framework.
In addition, legal entities are allowed to access the FX Market for the payment of dividends and earnings to non-resident shareholders corresponding to profits derived from realized gains reflected in regular, annual, audited financial statements for financial years beginning on or after January 1, 2025, provided that the payment is made in accordance with the relevant corporate documents (e.g., the shareholders resolution approving the distribution) and the payment obligation was reported to the BCRA through the “Foreign assets and liability informative regime”, among others.
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
Regarding offshore financial indebtedness where the offshore creditor is a related or affiliated entity, prior approval from the BCRA is required to pay any capital and interest on such offshore financial indebtedness. This requirement (i.e. BCRA’s prior approval) is not applicable (and the financing can be repaid on the maturity date, assuming no further relevant regulatory changes) provided the other applicable requirements are met, in the following cases (among others): (i) the indebtedness has an average life of no less than six (6) months, and the funds have been entered into Argentina and settled through the FX Market as from April 21, 2025; (ii) the indebtedness has an average life of no less than two (2) years, and the funds have been entered into Argentina and settled through the FX Market as between October 2, 2020 and April 20, 2025; (iii) access is related to compensatory interests and payment is made simultaneously with the settlement for an amount no less than the amount paid from: (a) new financial indebtedness with an average maturity of no less than two years and providing for at least one year's grace period for the payment of principal; or (b) new direct investment contributions from non-residents.
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
Foreign Currency–Settled Securities Transactions (Individuals). Individuals who have accessed the FX Market for purchase of foreign currency or cross-border payments are generally restricted, from the time of such access and for the following 90 consecutive calendar days, from entering into purchases of securities with settlement in foreign currency, whether directly, indirectly, or on behalf of or for the account of third parties. This restriction does not apply to: (i) purchases made in connection with primary subscriptions of debt securities issued by Argentine residents, provided that such securities are held in the purchaser’s portfolio for a minimum period of 15 business days (except in cases where such holding period does not apply under the applicable regulations); or (ii) purchases resulting from the reinvestment of collections in foreign currency corresponding to principal and/or interest payments on securities issued by the National

Treasury or by the BCRA, provided that such reinvestment is carried out within 15 business days following the date of collection. This restriction is not applicable to legal entities.
Notwithstanding the above-described rules, the FX Regulatory Framework sets forth additional provisions that are applicable on a case-by-case basis. This is only a brief summary of applicable regulations.
iii) BCRA Reporting Regime
The BCRA’s reporting regime was established under Communication “A” 6401 and sets forth reporting requirements with respect to debt securities and external liabilities for the financial and private non-financial sector and direct investments of companies in such sector under the “Foreign assets and liability informative regime”.
The completion and validation of the information corresponding to the foregoing must be done electronically through the ARCA website. Such information, must be reported as follows: (i) at the end of any calendar quarter, by all individuals and legal entities who have outstanding offshore financial indebtedness (or if cancelled during that period, when filing the Foreign assets and liability informative regime); and (ii) in an annual presentation, by those individuals or legal entities for whom the balance of external assets and liabilities at the end of each year reaches or exceeds the equivalent of US$50 million.
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

In the case of Banco Galicia, the last audit finished in August 2025.
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
The minimum basic capital requirement for a commercial bank, such as Banco Galicia, is a capital reserve of at least Ps.5,000 million. The minimum capital requirements related to credit risk, which are calculated according to a formula established by the BCRA, are designed to establish the minimum capital necessary to offset the risk that the counterparty does not comply with its obligation in a transaction related to the assets that are being reviewed. The minimum capital requirements related to market risks are designed to offset the eventual losses generated by a change of market rates or of credit quality, which would affect the assets and liabilities of the bank. Such market risk includes (among other risks) liquidity risk and interest rate risk. Operational risk includes the possibility of incurring a failure or deficiency in losses as a result of external events or as a result of a failure or deficiency in internal processes, human error, or internal systems.
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
In addition, through Communication “A” 8214 dated March 13, 2025, the BCRA provided that, through December 31, 2025, financial institutions that have obtained prior authorization from the BCRA—in accordance with the provisions of Section 6 of the Consolidated Text on Profit Distribution—will be permitted to distribute profits in ten (10) equal, monthly and consecutive installments, commencing on June 30, 2025 and not earlier than the penultimate business day of the following months, for up to sixty percent (60%) of the amount that would have been distributable under said consolidated text. Such profit distributions must be consistent with the objectives of monetary stability and with the information reported under the “Business Plan and Projections” Informative Regime and the Capital Self-Assessment Report.
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
•Fixed term deposits:
◦Peso-denominated: (i) up to 29 days, 28.5%; (ii) 30 to 59 days, 17.5%; (iii) 60 to 89 days, 7.5%; (iv) 90 days or more, 3.5%.
◦Foreign currency-denominated: (i) up to 29 days, 23%; (ii) 30 to 59 days, 17%; (iii) 60 to 89 days, 11%; (iv) 90 to 179 days, 5%; (v) 180 to 365 days, 2% and (vi) more than 365 days, 0%.

•Fixed term deposits adjusted by UVA/UVI (by remaining maturity):
◦(i) up to 29 days, 10.5%; (ii) from 30 to 59 days, 8.5%; (iii) from 60 to 89 days, 6.5%; (iv) 90 days or more, 3.5%.
As of December 31, 2025, Banco Galicia was in compliance with its legal reserve requirements and continued to be in compliance as of the date of this annual report.
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
Banco Galicia, in accordance with an option provided in BCRA regulations, prospectively applies the consumer portfolio classification criteria to commercial loans up to Ps.2,742,160,000. This classification is based on payment performance and borrower condition.

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
For borrowers with debt balances exceeding Ps.2,742,160,000, a portfolio review must be conducted. The frequency of such reviews depends on the bank's exposure.
•Quarterly reviews for exposures equal to or exceeding 5% of the bank's total interest-bearing portfolio.
•Semiannual reviews for exposures between Ps.2,742,160,000 and less than 5% of the total portfolio, and less than 1% individually.
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
(ii) The requirement is reduced based on cash withdrawals made through the entity's ATMs, giving greater consideration to withdrawals made at ATMs located in locations with less economic activity.
(iii) in an amount equivalent to 40% of the sum of outstanding financing granted until December 31, 2024 in local currency to small and medium companies (PyME), provided such financing is granted according to the provisions set forth in Sections 4.1 and 5.1.1 of the "Financing Line for the Productive Investment of MSME's" BCRA's rules.
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

Banco Galicia has implemented measures to combat the use of the international financial system by criminal organizations. The Bank has policies, procedures and control structures in place to monitor operations based on client profiles and risk assessments based on the information and documentation related to the economic, patrimonial and financial situation of each client to detect clients that could be considered unusual, and eventual reporting to the UIF as appropriate. The Asset Laundering Prevention Management program is charged with the implementation of such control and prevention procedures, as well as communication of such procedures and measures within the Bank, drafting of compliance manuals and employee training. Such management program is also periodically reviewed by senior management.

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

C. Organizational Structure
The following table illustrates our organizational structure as of December 31, 2025. Percentages indicate the ownership interests held by each entity.

D. Property, Plants and Equipment
The following are our main property assets, as of December 31, 2025:

Property	Address	Square meters (approx)	Main uses
Grupo Financiero Galicia
Rented	Tte. Gral. Juan D. Perón 430, 25th floor, Buenos Aires, Argentina	568	Administrative activities
Banco Galicia
Owned	Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	18,223	Administrative activities
	Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	35,300	Administrative activities
	Corrientes 6287, Buenos Aires, Argentina	12,068	Administrative activities
	Florida 229, Buenos Aires, Argentina	10,602	Administrative activities
	Bouchard 551, Buenos Aires, Argentina	8,802	Administrative activities
Naranja X
Owned	Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	La Tablada 451, Humberto Primo 450 y 454, Córdoba, Argentina	14,228	Administrative activities
	Jujuy 542, Córdoba, Argentina	507	Administrative activities
	Ruta Nacional 36, km. 8, Córdoba, Argentina	7,715	Storage
	Río Grande, Tierra del Fuego, Argentina	309	Administrative and commercial activities
	San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative and commercial activities
Rented	Av. Corrientes 6287, 7th and 8th floor, CABA, Argentina	2,369	Administrative activities
	Tte. Gral. Juan D. Perón 430, 19th floor, Buenos Aires, Argentina	94	Administrative activities
Galicia Asset Management
Rented	Tte. Gral. Juan D. Perón 430, 22nd floor, Buenos Aires, Argentina	208	Administrative activities
Galicia Warrants
Owned	Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
Galicia Seguros
Rented	Tte. Gral Juan D Perón 430, 7th floor, Buenos Aires, Argentina	804	Administrative activities
Rented	Tte. Gral Juan D Perón 430, 5, 6 and 8th floor, Buenos Aires, Argentina	2,414	Administrative activities
Owned	San Martin 910, CABA, Buenos Aires	176	Storage
Owned	San Ireneo 141, CABA, Buenos Aires	392	Storage
Galicia Securities
Rented	Tte. Gral. Juan D. Perón 430, 23rd floor, Buenos Aires, Argentina	115	Administrative activities
Inviu
Rented	Corrientes 6295, Torre Leiva, 7th floor, Buenos Aires, Argentina	926	Administrative activities

Property	Address	Square meters (approx)	Main uses
Rented	Local F Building M1, Ruta 8, Km 17500, Montevideo, Uruguay	152	Administrative activities
Nera
Rented	Corrientes 6295, Torre Leiva, 1st floor, Buenos Aires, Argentina	647	Administrative activities
As of December 31, 2025, our distribution network consisted of:
•Banco Galicia: 316 branches, located throughout Argentina’s 23 provinces, 182 of which were owned and 134 of which were leased by Banco Galicia.
•Naranja X: 104 branches, located in all the country, 0 of which was owned and 0 of which were leased by Naranja X.
•Sudamericana: 12 branches, located throughout Argentina's 8 provinces, 2 of which were owned and 10 of which were rented.
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
Despite the volatility of the Argentine economy, in 2025 we were able to maintain solvency and liquidity metrics at healthy levels, although profitability was negatively affected by a deterioration of asset quality.
Uncertainty and volatility in the Argentine economy were higher than expected, particularly after the outcome of mid-term elections in the Province of Buenos Aires, which took place at the beginning of September. Conditions began to normalize towards the end of October, following the national elections, when the ruling coalition managed to overturn the results of the provincial contests. This outcome secured a more favorable legislative balance for the government, strengthening its ability to advance structural reforms requiring congressional approval.
In addition, the normalization of global economic activity poses several challenges, including the disinflation process in many advanced economies and ongoing shifts in monetary policy, with implications for international prices and interest rates.
Further, the wars between Russia and Ukraine, and between Israel and United States of America against the Islamic Republic of Iran, add economic uncertainty, including its impact on global trade and commodity prices, which could also have an impact on the Argentine economy and on Grupo Financiero Galicia’s business.

In Argentina, beyond the challenges outlined above—such as inflation, fiscal conditions, debt management, weak economic growth, and high poverty—the authorities still face the task of stabilizing macroeconomic fundamentals. Key challenges include constraints on monetary financing, tariff normalization, the accumulation of international reserves, access to the foreign exchange market, prudent public debt management, the consolidation of a fiscal surplus, further disinflation, and the deregulation and recovery of economic activity.
Considering all the above, and the recent acquisition of HSBC's businesses in Argentina, fiscal year 2026 is expected to be challenging. Nevertheless, we believe the institution is well positioned to maintain adequate liquidity and solvency levels, recover profitability, and continue improving asset quality.
A.2 The Argentine Economy
International Factors
During 2025, global markets recorded a broad-based rally despite displaying volatility in the first half of the year. The first six months were characterized by uncertainty surrounding the sharp increase in U.S. tariffs, which triggered an abrupt sell-off in equities in April. However, the continued slowdown in inflation allowed the Federal Reserve (Fed) to implement rate cuts toward the third quarter in response to a cooling labor market. Consequently, following three 25-basis-point (bps) reductions, the Federal Reserve concluded the year with the benchmark rate within the 3.50% to 3.75% range.

This environment signaled a shift away from the dominance of U.S. assets; while the S&P 500 yielded a 17.9% return, emerging markets led performance with a 34.4% increase, driven by a 9.4% depreciation in the value of the dollar. In 2026, we believe that the potential persistence of dollar weakness, geopolitical conflicts, and global growth levels could have a material adverse effect on our business or results of operations.
Domestic Factors
Economic activity rebounded strongly in 2025, with real GDP expanding by 4.4% year‑over‑year following the contraction recorded in 2024. Growth was led by a sharp recovery in gross fixed capital formation (+16.4%), alongside solid gains in private consumption (+7.9%) and exports (+7.6%), while public consumption rose marginally (+0.2%). Imports increased markedly (+27.0%), reflecting the strength of domestic demand. Momentum carried into early 2026: according to the Monthly Economic Activity Estimator (EMAE), activity rose 1.9% year‑over‑year in January.

Labor market conditions softened despite the recovery in activity. The unemployment rate reached 7.5% of the economically active population in 4Q25, up from 6.4% a year earlier. Over the same period, the activity rate stood at 48.6%, while the employment rate reached 45.0%.

According to INDEC, urban poverty declined to 31.6% in the first half of 2025, down from 52.9% in the same period of 2024. Extreme poverty also fell sharply, with the share of the population below the indigence line decreasing from 18.1% to 6.9%.

The monetary base expanded by Ps.13,228,390 million during 2025, driven by the unwinding of LEFIs (Letras Fiscales de Liquidez, short-term Treasury instruments held by banks) and the transfer of profits from the BCRA to the Treasury. This expansion was partially absorbed through foreign currency sales to the Treasury and the “other” factor, which captures various BCRA market operations. Additional interactions with the Treasury, foreign currency sales to the private sector, repo operations, and interest payments also influenced monetary dynamics.

Year‑to‑date in 2026, the monetary base has contracted, mainly due to foreign currency sales to the Treasury and other Treasury-related operations, as well as the “other” factor. This contraction was partially offset by foreign currency purchases from the private sector in the context of the remonetization phase (a BCRA program to increase peso liquidity through unsterilized foreign currency purchases) announced by the BCRA at the beginning of 2026.

During the first half of 2025, the policy interest rate was set by the BCRA. In July 2025, the BCRA changed its monetary policy framework, eliminating the reference interest rate. This has led to higher volatility in peso-denominated interest rates, particularly during the second half of the year, amid the midterm election process. The Argentine Wholesale Rate (TAMAR), a key interbank lending rate, peaked above 65% between September and October 2025, before declining to an average of 28% in December. As of the latest data, TAMAR stands at 26.4%.

Annual inflation decelerated in 2025, reaching 31.5%—down from 117.8% in 2024 and the lowest since 2017. However, disinflation stalled in the second half of the year: monthly inflation rose to 2.8% in December, after bottoming at 1.5% in May and 1.6% in June. In February 2026, monthly inflation reached 2.9%, with year‑over‑year inflation at 33.1%.

At the beginning of 2025, the exchange rate was adjusted at a monthly pace of 2%, which was later moderated to a 1% monthly rate as of February 2025. This exchange rate regime remained in place until April 11, 2025, when the Central Bank implemented an exchange rate band system. This framework established a free‑floating exchange rate range, with the lower bound initially set at Ps./US$ 1,000, adjusted on a daily basis at an implied monthly rate of −1%. At the same time, the initial upper bound was set at Ps./US$ 1,400, with daily adjustments equivalent to a monthly rate of +1%.

Volatility intensified during the third quarter of 2025, pushing the exchange rate to the upper bound and prompting foreign currency sales by the Central Bank. The exchange rate closed 2025 at Ps./US$ 1,459.4. As of January 1, 2026, both bounds began adjusting monthly in line with lagged inflation (t‑2). As of March 30, 2026, the latest reading, the exchange rate stood at Ps./US$ 1,394.9.

During 2025, the current account of the foreign exchange balance recorded a deficit of US$ 2.2 billion, while the capital and financial accounts posted a combined surplus of US$9.4 billion. International reserves closed 2025 at US$41.2 billion, an increase of US$ 11.5 billion compared to year‑end 2024. Year‑to‑date in 2026, the BCRA has purchased foreign currency purchases from the private sector totaling US$4.0 billion as of the date of this annual report. These purchases are part of the remonetization phase initiated by the BCRA at the beginning of 2026.

In April 2025, a new Extended Fund Facility (EFF) agreement was signed with the International Monetary Fund (IMF) for an amount of US$ 20.0 billion, of which US$ 12.0 billion were disbursed in April 2025. The first review of the program, approved by the IMF Executive Board on July 31, 2025, enabled a second disbursement of US$ 2.0 billion. The second review of the arrangement is currently underway.

Fiscal performance remained strong. For the second consecutive year, fiscal accounts closed 2025 with a surplus. The cumulative primary balance reached Ps.11,769,218 million (1.4% of GDP), while the overall balance totaled Ps.1,453,819 million (0.2% of GDP). The 2026 Budget targets a primary surplus of 1.5% of GDP. As of February 2026, the primary balance—measured under IMF methodology and excluding extraordinary revenues—stood at Ps.3,496,474 million (approximately 0.3% of GDP), while the overall balance posted a surplus of Ps.209,677 million.
A.3 The Argentine Financial System
As of December 30, 2025, total loans of the financial system to the private sector amounted to Ps.118,037,557 million, representing an 81.1% year‑over‑year increase. Local‑currency consumer loans, consisting of credit card loans and personal loans, increased 65.7% year‑over‑year, totaling Ps.42,738,324 million. Local‑currency commercial loans, consisting of checking account overdrafts and drafts/bills (single and purchased/discounted loans), amounted to Ps.30,144,613 million, reflecting a 45.7% year‑over‑year increase.

Total deposits in the financial system reached Ps.195,208,841 million as of December 30, 2025, representing a 45.3% increase compared to the prior year. Deposits from the non‑financial private sector increased 48.6% year‑over‑year, totaling Ps.164,901,175 million, while public sector deposits amounted to Ps.30,307,666 million, growing 29.6% year‑over‑year. Within local‑currency private sector deposits, transactional deposits totaled Ps.53,488,223 million, representing a 31.9% year‑over‑year increase, while time deposits amounted to Ps.55,851,982 million, increasing 51.8% year‑over‑year.

As of December 31 2025, deposits and loans of the local financial system to the private sector were equivalent to 18.5% and 13.5% of GDP, respectively. These levels that remain below those observed in other countries in the region.

In December 2025, the Argentine Wholesale Rate (TAMAR) in pesos for private banks stood at 27.8%. As of March 27, 2026, the latest available data, TAMAR stood at 26.1%.

During 2025, financial institutions slightly reduced their liquidity levels—measured as the ratio of current account deposits at the BCRA, cash holdings, interest‑bearing liabilities issued by the BCRA, LEFIs (as defined in A.2 above), and securities eligible for reserve requirements, relative to total peso‑denominated deposits—compared to the same month of the previous year. This ratio stood at 42.7% as of December 31, 2025, representing a decline of 1.7 percentage points compared to December 31, 2024.

In terms of solvency, the equity of the financial system showed an interannual increase of 30%, finally totaling Ps.66,287,236 million. The profitability of the system accumulating 12 months as of December 2024 (Comprehensive Income adjusted by inflation) was equivalent to 1.02% of assets, while the return on Shareholders’ Equity was 4.44%.
The nonperforming portfolio of loans to the non-financial private sector amounted to 5.37% in December 2025, higher than the 1.48% of the previous year.
As for the composition of the financial system, as of December 31, 2025, there were 73 financial institutions: 60 banks, of which 46 were private (34 of domestic capital and 12 foreigners) and 14 were public, and 13 non-banking financial institutions.
With data as of September 2025, the latest information available, the financial system employed 91,173 people, which represented a 5% drop since December, 2024.
A.4 The Argentine Insurance Industry
As of December 31, 2025, growth in the Argentine insurance industry accelerated. Total production amounted to Ps.23,084,890 million, 9% higher than the level recorded in the previous period. Of total insurance production, 89% was related to property insurance, 9.6% to life and personal insurance, and 1.4% to retirement insurance.

Within the property insurance segment, automobile insurance continued to be the most significant category, representing 41.6% of property insurance production, followed by workers’ compensation insurance at 23.4%. Within the life insurance segment, group life insurance was the most significant category, representing 47% of life insurance production, followed by individual life insurance at 33% and personal accident insurance at 20%.
A.5 Inflation
Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.
The chart below presents a comparison of inflation rates published by INDEC, measured by the Whole Price Index and the CPI, for the fiscal years 2025, 2024, 2023, 2022 and 2021.
In addition, the chart below presents the evolution of the CER and UVA indexes, published by the BCRA and used to adjust the principal of certain of our assets and liabilities for the specified periods.

		For the Year Ended December 31,
	2025	2024	2023	2022	2021
		(in percentages)
Price Indices (1)
WPI	26.21	67.10	276.35	94.78	51.34
CPI	31.55	117.76	211.41	94.79	50.94
Adjustment Indices (2)
CER	676.81	515.52	184.93	73.50	38.64
UVA(2)	1,707.79	1300.85	463.40	185.32	97.51
____________________
(1)Data for December of each year as compared to December of the immediately preceding year.
(2)Unidad de Valor Adquisitivo (Acquisition Value Unit).
In 2025, the CPI published by INDEC reflected a 31.55% increase while the CER and UVA indexes remained at 676.81 and 1,707.79 by year-end, respectively.
A.6 Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER/UVA, as of the dates indicated.

	As of December 31,
	2025	2024	2023
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	27,800,275	26,172,343	16,699,143
In Pesos, Adjusted by the CER/UVA	2,761,525	3,909,057	4,077,115
In Foreign Currency (1)	15,210,138	12,695,599	8,489,209
Total Assets	45,771,938	42,776,999	29,265,467
Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	30,443,796	29,870,534	20,594,221
In Pesos, Adjusted by the CER/UVA	118,004	210,866	182,037
In Foreign Currency (1)	15,210,138	12,695,599	8,489,209
Total Liabilities and Shareholders’ Equity	45,771,938	42,776,999	29,265,467
____________________
(1)As of December 31, 2025, Grupo Financiero Galicia had a net liability foreign currency position of Ps.326,299 million (US$ 223.6 million) after adjusting its on-balance sheet net liability position of Ps.310,625 million (US$ 212.8 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.15,674 million (US$10.7 million), recorded off-balance sheet.

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

Two other currencies have been defined apart from the Argentine Peso: assets and liabilities adjusted by CER/UVA and foreign currency. Banco Galicia’s policy in effect establishes limits in terms of maximum “net asset positions” (assets denominated in a currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco Galicia’s RPC, on a consolidated basis. An adequate balance between assets and liabilities denominated in foreign currency characterizes the management strategy for this risk factor, seeking to achieve full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (A3 Mercados) and in forward transactions performed with customers. Transactions in foreign currency futures (specifically, dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.
A.7 Results of Operations for the Fiscal Years Ended December 31, 2025, December 31, 2024 and December 31, 2023.
We discuss below (i) our results of operations for the fiscal year ended December 31, 2025, as compared with our results of operations for the fiscal year ended December 31, 2024, and (ii) our results of operations for the fiscal year ended December 31, 2024, as compared with our results of operations for the fiscal year ended December 31, 2023.
i) Consolidated Income Statement

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except otherwise noted)
Consolidated Income Statement
Net Income from Interest	5,595,352	6,774,515	4,949,221	(17)	37
Interest Income	9,472,848	10,845,196	13,619,402	(13)	(20)
Interest Expenses	(3,877,496)	(4,070,681)	(8,670,181)	(5)	(53)
Net Fee Income	1,732,150	1,436,334	1,350,486	21	6
Fee Income	2,005,783	1,672,335	1,566,220	20	7
Fee Related Expenses	(273,633)	(236,001)	(215,734)	16	9
Net Income from Financial Instruments	787,913	1,140,476	784,622	(31)	45
Income from Derecognition of Assets Measured at Amortized Cost	12,137	270,115	120,622	(96)	124
Exchange Rate Differences on Foreign Currency	250,597	203,693	1,754,810	23	(88)
Other Operating Income	882,586	642,510	1,093,613	37	(41)
Income from Insurance Business	60,818	21,086	104,110	188	(80)
Impairment Charge	(2,947,227)	(1,135,002)	(546,240)	160	108
Net Operating Income	6,374,326	9,353,727	9,611,244	(32)	(3)
Personnel expenses	(1,233,244)	(1,356,898)	(1,006,810)	(9)	35
Administrative Expenses	(1,210,425)	(991,912)	(845,716)	22	17
Depreciation Expenses	(304,585)	(247,400)	(241,429)	23	2
Other Operating Expenses	(1,815,477)	(1,657,524)	(1,620,152)	10	2
Loss on Net Monetary Position	(1,511,508)	(3,137,295)	(4,349,995)	(52)	(28)
Operating Income	299,087	1,962,698	1,547,142	(85)	27
Share of Profit from Associates and Joint Ventures	4,764	924,265	8,393	(99)	10912
Income before Taxes	303,851	2,886,963	1,555,535	(89)	86
Income Tax from Continuing Operations	(91,239)	(771,683)	(589,661)	(88)	31
Net Income (Loss) for the Year	212,612	2,115,280	965,874	(90)	119
Net Income (Loss) for the Year Attributable to Parent Company’s Owner	212,524	2,115,458	965,881	(90)	119
Net Income (Loss) for the Year Attributable to Non-controlling Interests	88	(178)	(7)	(149)	2443
Other Comprehensive Income (Loss)	(32,669)	19,261	4,419	(270)	336
Total Comprehensive Income (Loss)	179,943	2,134,541	970,293	(92)	120
Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	179,855	2,134,720	970,301	(92)	120
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	88	(179)	(8)	(149)	2138
Ratios (%)				Change (pbs)
Return on Assets	0.47	5.87	3.30	(540)	257
Return on Shareholders’ Equity	2.70	30.81	16.72	(2,810)	1,409
				Change (%)
Basic Earnings per Share (in Pesos)	132.48	1,426.39	654.97	(91)	118

Fiscal Year 2025 compared to Fiscal Year 2024

Fiscal year 2025 was marked by a context of high volatility in interest rates, which increased the cost of funding, mainly during the second half of the year. After the national midterm elections of October 26, 2025, rates began to normalize gradually, as reflected in the fourth quarter of 2025. Regulatory changes also impacted reserve requirements. Both factors contributed to a decrease in the net interest margin in 2025 compared to 2024.

At the same time, the slowdown in inflation and the process of economic readjustment impacted the repayment capacity of certain customer segments. As a result, a deterioration in the loan portfolio's credit performance was recorded, reflected in an increase in loan loss provisions during the year.

Operating results for 2025 were also affected by costs associated with the completion of the integration of the Galicia Más businesses (formerly HSBC Argentina) into Grupo Financiero Galicia’s operating structure. These non‑recurring expenses were primarily related to restructuring activities and other integration‑related costs.
As a consequence of the factors described above,, net income for the fiscal year ended December 31, 2025 was equal to Ps.212,612 million, as compared to net income equal to Ps.2,115,280 million for the fiscal year ended December 31, 2024, a Ps.1,902,668 million or 90% decrease. Results for 2025 were negatively impacted by the non‑recurring integration expenses described above, while fiscal year 2024 included a non‑recurring gain of Ps.953,103 million related to the acquisition of the Galicia Más businesses. This gain, net of transaction‑related adjustments and provisions, amounted to Ps.701,658 million.
The results for the fiscal year ended December 31, 2024 include the consolidation of the Galicia Más businesses for one month, following the completion of the acquisition in December 2024. In contrast, the results for the fiscal year ended December 31, 2025 reflect the full-year integration of the Galicia Más operations into the Company’s consolidated financial statements. Accordingly, certain line‑by‑line comparisons in the statements of income between 2025 and 2024 may not be fully comparable, as 2024 includes a partial period of consolidation, while 2025 reflects a full year of integrated operations.
Net earnings per share for the fiscal year ended December 31, 2025, was equal to a Ps.132.48 per share, as compared to a Ps.1,426.39 per share for the fiscal year ended December 31, 2024.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2025, was equal to 0.47% and 2.70%, respectively, as compared to 5.87% and 30.81%, respectively, for the fiscal year ended December 31, 2024.
Fiscal Year 2024 compared to Fiscal Year 2023
Net income for the fiscal year ended December 31, 2024 was equal to Ps.2,115,280 million, as compared to net income equal to Ps.965,874 million for the fiscal year ended December 31, 2023, a Ps.1,149,406 million or 119% increase. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.1,669,016 million, (ii) Naranja X for Ps.299,346 million, offset by a loss of (iii) insurance services (Sudamericana Holding) for Ps.33,885 million.
Net earnings per share for the fiscal year ended December 31, 2024, was equal to a Ps.1,426.39 per share, as compared to a Ps.654.97 per share for the fiscal year ended December 31, 2023.
The return on assets and the return on shareholders’ equity for the fiscal year ended December 31, 2024, was equal to 5.87% and 30.81%, respectively, as compared to 3.30% and 16.72%, respectively, for the fiscal year ended December 31, 2023.
The increase in net income for the year ended December 31, 2024 was primarily attributable to a higher share of profit from associates and joint ventures due to the acquisition of HSBC’s businesses in Argentina, increasing from Ps.8,393 million for the year ended December 31, 2023 to Ps.924,265 million for the year ended December 31, 2024.
ii) Interest-Earning Assets

The following table shows our yields on interest-earning assets:

	As of December 31,
	2025		2024		2023
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	1,237,878	43.15	1,088,160	104.88	5,024,370	2.34
Others Debt Securities	209,802	88.48	30,665	22.80	97,069	164.22
Total Debt Securities at fair value through profit or loss	1,447,680	49.72	1,118,825	102.63	5,121,439	5.41
Repurchase Transactions	188,030	63.26	1,617,196	73.41	1,538,350	89.31
Loans and Other Financing
Loans	21,186,170	34.24	9,337,615	37.91	9,447,582	49.76
Financial Leases	45,513	45.85	16,949	66.80	27,618	67.24
Other Loans and Other Financing	280,093	15.18	12,276	31.44	18,122	13.03
Total Loans and Other Financing	21,511,776	34.02	9,366,840	37.95	9,493,322	49.74
Other Interest-Earning Assets	6,852,308	30.70	4,277,821	85.70	1,671,818	387.72
Total Interest-Earning Assets	29,999,794	34.20	16,380,682	58.34	17,824,929	72.12
Spread and Net Yield
Interest Spread, Nominal Basis (1)		17.16		28.78		13.80
Cost of Funds Supporting Interest-Earning Assets		12.93		20.65		43.73
Net Yield on Interest-Earning Assets (2)		21.28		37.69		28.39
(1)Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.
(2)Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
Fiscal Year 2025 compared to Fiscal Year 2024
The average balance of interest-earning asset increased Ps.13,619,112 million, from Ps.16,380,682 million for the fiscal year ended December 31, 2024, to Ps.29,999,794 million for the fiscal year ended December 31, 2025, representing an increase of 83% as compared to 2024. Of this increase, Ps.11,848,555 million were due to an increase in the average size of loans and an increase of Ps.2,574,487 in the volume of other interest-earning assets. The average yield on interest-earning assets was 34.20% in 2025, as compared to 58.34% in 2024, a 2,414 bps decrease, mainly attributable to a decrease in the average interest rate earned on government securities (decreasing 6,173 bps as compared to 2024).
Fiscal Year 2024 compared to Fiscal Year 2023
The average balance of interest-earning asset decreased Ps.1,444,247 million, from Ps.17,824,929 million for the fiscal year ended December 31, 2023, to Ps. 16,380,682 million for the fiscal year ended December 31, 2024, representing a decrease of 8% as compared to 2023. Of this decrease, Ps.3,936,211 million were due to a decrease in the average size of government securities, offset by an increase of Ps.2,606,003 in the volume of other interest-earning assets. The average yield on interest-earning assets was 58.34% in 2024, as compared to 72.12% in 2023, a 1,377 bps decrease, mainly attributable to a decrease in the average interest rate earned on other interest-earnings assets (decreasing 30,202 bps as compared to 2023).
iii) Interest-Bearing Liabilities

The following table shows our yields on cost of funds:

	As of December 31,
	2025		2024		2023
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	7,781,477	6.37	6,058,606	16.83	5,416,435	33.66
Time Deposits	9,068,676	30.06	3,788,431	54.14	6,748,167	84.60
Total Interest-Bearing Deposits	16,850,153	19.12	9,847,037	31.19	12,164,602	61.92
Financing Received from the Argentine Central Bank and Other Financial Institutions	711,373	29.92	508,953	3.02	100,486	17.04
Debt Securities and Subordinated Debt Securities	1,952,075	11.30	630,521	12.27	781,065	5.39
Other Interest-Bearing Liabilities	3,240,813	6.85	458,215	47.86	318,518	63.58
Total Interest-Bearing Liabilities	22,754,414	17.04	11,444,726	29.56	13,364,671	58.32
Fiscal Year 2025 compared to Fiscal Year 2024
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2025, were equal to Ps.22,754,414 million, as compared to Ps.11,444,726 million for the fiscal year ended December 31, 2024, an increase of 99% as compared to 2024. Such increase was primarily attributable to a Ps.5,280,245 million decrease in the average balance of time deposits and higher other interest-bearing liabilities for Ps.2,782,598 million. In addition, the average yield on interest-bearing liabilities was 17.04% in 2025, as compared to 29.56% in 2024, a 1,252 bps decrease, mainly attributable to a decrease in the average interest rate on other interest-bearing liabilities (decreasing 4,101 bps as compared to 2024).
Fiscal Year 2024 compared to Fiscal Year 2023
The average balance of interest-bearing liabilities for the fiscal year ended December 31, 2024, were equal to Ps.11,444,726 million, as compared to Ps.13,364,671 million for the fiscal year ended December 31, 2023, a decrease of 14% as compared to 2023. Such decrease was primarily attributable to a Ps.2,959,736 million decrease in the average balance of time deposits, which decreased to Ps.2,051,106 as of the fiscal year ended December 31, 2024 from Ps.6,748,167 million as of the fiscal year ended December 31, 2023. In addition, the average yield on interest-bearing liabilities was 29.56% in 2024, as compared to 58.32% in 2023, a 2,876 bps decrease, mainly attributable to a decrease in the average interest rate on time deposits (decreasing 3,046 bps as compared to 2023).
iv) Interest Income

Consolidated interest income was composed of the following:

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except percentages)
Cash and due from banks	1,753	951	739	84%	29%
Corporate debt securities	9,542	12,641	(11,420)	(25)%	(211)%
Government debt securities	2,024,107	4,494,420	6,295,018	(55)%	(29)%
On Loans and Other Financing Activities	7,318,498	5,062,415	5,784,462	45%	(12)%
Financial Sector	338	29	0	1066%	N/A
Non-financial Public Sector	118,623	40,017	47,202	196%	(15)%
Non-financial Private Sector	7,199,537	5,022,369	5,737,260	43%	(12)%
Advances	542,932	340,298	444,827	60%	(23)%
Mortgage loans	445,707	495,520	463,823	(10)%	7%
Pledge loans	190,215	69,864	82,817	172%	(16)%
Personal Loans	1,897,613	1,048,600	569,075	81%	84%
Credit Card Loans	2,519,702	1,844,297	1,976,399	37%	(7)%
Financial Leases	20,869	10,313	18,148	102%	(43)%
Notes	1,466,455	1,145,279	2,010,856	28%	(43)%
Pre-financing and export financing	73,515	12,583	6,202	484%	103%
Others	42,529	55,615	165,113	(24)%	(66)%
On Repurchase Transactions	118,948	1,274,768	1,550,603	(91)%	(18)%
Total Income from Interest	9,472,848	10,845,195	13,619,402	(13)%	(20)%
Fiscal Year 2025 compared to Fiscal Year 2024
Interest income for the fiscal year ended December 31, 2025, was equal to Ps.9,472,848 million, as compared to Ps.10,845,195 million for the fiscal year ended December 31, 2024, a 13% decrease. Such decrease was the result of a Ps.2,470,313 million or 55% decrease in government securities and a Ps.1,155,820 million decrease in repurchase transactions, offset by an increase of Ps.2,256,083 million in loans and other financing.
The Ps.2,470,313 million decrease in interest earned from government debt securities was primarily driven by a reduction in the volume of Peso-denominated government securities measured at amortized cost compared to 2024.
The decrease of Ps.1,155,820 million in interest from repurchase transactions was due to a lower volume from Argentina Central Bank and other Financial Institutions, which decreased from Ps.1,249,235 million in December, 2024 to Ps.6,743 million in December, 2025.
On the other hand, the increase of Ps.2,256,083 million in the interest earned from loans and other financing was due to a higher volume of personal, credit card and advances.
The average amount of loans granted for the fiscal year ended December 31, 2025 was equal to Ps.21,186,170 million, a 127% increase as compared to the Ps.9,337,615 million for the fiscal year ended December 31, 2024. The average interest rate on total loans was 34.24% for the fiscal year ended December 31, 2025, as compared to 37.91% for the fiscal year ended December 31, 2024, representing a 367 bps decrease year-over-year.
The increase in interest earnings from loans and other financing in 2025 was primarily a consequence of a Ps.849,013 million increase in personal loans, Ps.675,405 million increase in credit cards loans and a Ps.202,634 million increase in advances.
Interest income from banking activity amounted to Ps.7,163,641 million in 2025, a 19% decrease as compared to the Ps.8,823,674 million recorded in the fiscal year ended December 31, 2024.

According to BCRA information, as of December 31, 2025, Banco Galicia’s estimated market share of loans to the private sector was 15.73%, as compared to 10.93% as of December 31, 2024.
Interest income related to Naranja X amounted to Ps.2,286,167 million for the year ended December 31, 2025, a 14% increase as compared to the Ps.2,013,093 million recorded for the fiscal year ended December 31, 2024.
Interest income related to insurance activity amounted to Ps.78,651 million for the year ended December 31, 2025, a 24% increase as compared to the Ps.63,678 million recorded for the fiscal year ended December 31, 2024.
Fiscal Year 2024 compared to Fiscal Year 2023
Interest income for the fiscal year ended December 31, 2024, was equal to Ps.10,845,195 million, as compared to Ps.13,619,402 million for the fiscal year ended December 31, 2023, a 20% decrease. Such decrease was the result of a Ps.1,800,598 million or 29% decrease in government securities and a Ps.722,047 million or 12% decrease in loans and other financing.
The Ps.1,800,598 million decrease in interest earned from government debt securities was primarily driven by a reduction in the volume of Peso-denominated government securities measured at amortized cost compared to 2023. Additionally, last year's interest income from government debt securities was largely attributable to interest accrued on the portfolio of the instruments issued by the BCRA (LELIQ), which were acquired starting January 1, 2023 but were not part of the portfolio in 2024.
The decrease of Ps.722,047 million in the interest earned from loans and other financing was due to a decrease in the volume of notes loans and credit card loans.
The average amount of loans granted for the fiscal year ended December 31, 2024 was equal to Ps.9,337,615 million, a 1% decrease as compared to the Ps.9,447,582 million for the fiscal year ended December 31, 2023. The average interest rate on total loans was 37.91% for the fiscal year ended December 31, 2024, as compared to 49.76% for the fiscal year ended December 31, 2023, representing a 1,184 bps decrease year-over-year.
The decrease in interest earnings from loans and other financing in 2024 was primarily a consequence of a Ps.865,577 million decrease in notes, Ps.132,102 million decrease in credit cards loans and a Ps.109,498 million decrease in others.
Interest income from banking activity amounted to Ps.8,823,674 million in 2025, a 26% decrease as compared to the Ps.11,981,898 million recorded in the fiscal year ended December 31, 2024.
According to BCRA information, as of December 31, 2024, Banco Galicia’s estimated market share of loans to the private sector was 10.93%, as compared to 11.76% as of December 31, 2023.
Interest income related to Naranja X amounted to Ps.2,013,093 million for the year ended December 31, 2024, a 14% increase as compared to the Ps.1,769,090 million recorded for the fiscal year ended December 31, 2023.
Interest income related to insurance activity amounted to Ps.63,678 million for the year ended December 31, 2024, a 174% increase as compared to the Ps.23,207 million recorded for the fiscal year ended December 31, 2023.
The following table indicates Banco Galicia market share in the segments listed below:

	For the Year Ended December 31,
	2025	2024	2023
	(in percentages)
Total Loans	15.80	10.75	11.82
Private-Sector Loans	15.73	10.93	11.76
___________________
(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. Balances as of the last day of each year.

v) Interest Expenses
Consolidated interest expenses were comprised of the following:

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except percentages)
On Deposits	3,222,043	3,431,619	7,781,193	(6)	(56)
Non-financial Private Sector	3,222,043	3,431,619	7,781,193	(6)	(56)
Checking Accounts	36,085	14,163	3,466	155	309
Savings Accounts	495,996	297,145	187,197	67	59
Time Deposit and Term Investments	1,931,033	1,769,212	5,492,175	9	(68)
Others	758,929	1,351,099	2,098,355	(44)	(36)
On Financing Received from the Argentine Central Bank and Other Financial Institutions	212,815	175,340	237,827	21	(26)
On Repurchase Transactions	103,470	24,623	22,672	320	9
Argentine Central Bank and Other Financial Institutions	—	206	—	(100)	—
Other Financial Institutions	103,470	24,417	22,672	324	8
On Other Financial Liabilities	118,605	276,193	390,614	(57)	(29)
On Debt Securities	187,399	132,084	205,192	42	(36)
On Subordinated Debt Securities	33,164	30,822	32,683	8	(6)
Total Interest Expenses	3,877,496	4,070,681	8,670,181	(5)	(53)
Fiscal Year 2025 compared to Fiscal Year 2024
Interest expenses for the fiscal year ended December 31, 2025, were equal to Ps.3,877,496 million, as compared to Ps.4,070,681 million for the fiscal year ended December 31, 2024, representing a 5% decrease. Such decrease was primarily attributable to a decrease in interest paid on deposits for Ps.209,576 million.
Interest expenses from deposits amounted to Ps.3,222,043 million for the fiscal year ended December 31, 2025, as compared to Ps.3,431,619 million for the fiscal year ended December 31, 2024, a Ps.209,576 million decrease. This is explained by lower expenses from other deposits, offset by an increase in expenses from saving accounts. Expenses from other deposits decrease by Ps.592,170 million, while expenses from saving accounts increase by Ps.198,851 million.
The decrease in lower interest paid to time deposits and term investments was as a consequence of a decrease in the nominal annual rate.
The total average interest-bearing deposits for the fiscal year ended December 31, 2025, amounted to Ps.16,850,153 million, reflecting an increase of 71%. This increase was due to higher time deposits for Ps.5,280,245 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the fiscal year ended December 31, 2025, the average interest rate of time deposits was 19.12%, as compared to 31.19% for the fiscal year ended December 31, 2024; a 1,207 bps decrease.
Savings accounts deposits for the fiscal year ended December 31, 2025 accrued interest at an average rate of 6.37%, as compared to an average rate of 16.83% for the fiscal year ended December 31, 2024, a 1,046 bps decrease. The rate of time deposits for the fiscal year ended December 31, 2025, was 30.06%, as compared to 54.14% for the fiscal year ended December 31, 2023; a 2,408 bps decrease.
Interest expenses related to banking activity amounted to Ps.3,029,758 million for the fiscal year ended December 31, 2025, as compared to Ps.3,432,351 million for the fiscal year ended December 31, 2024, representing a 12% decrease.

According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 9.96% as of December 31, 2024, to 11.17% as of December 31, 2025.
Interest expenses related to Naranja X amounted to Ps.912,461 million for the fiscal year ended December 31, 2025, as compared to Ps.722,963 million for the fiscal year ended December 31, 2024, representing a 26% increase.
Fiscal Year 2024 compared to Fiscal Year 2023
Interest expenses for the fiscal year ended December 31, 2024, were equal to Ps.4,070,681 million, as compared to Ps.8,670,181 million for the fiscal year ended December 31, 2023, representing a 53% decrease. Such decrease was primarily attributable to a decrease in interest paid on deposits for Ps.4,349,574 million and on other financial liabilities for Ps.114,421 million.
Interest expenses from deposits amounted to Ps.3,431,619 million for the fiscal year ended December 31, 2024, as compared to Ps.7,781,193 million for the fiscal year ended December 31, 2023, a Ps.4,349,574 million decrease. This decrease was primarily due to decreased interest expenses related to time deposits and term investments, which was equal to Ps.1,931,033 million for the fiscal year ended December 31, 2024, representing a 68% decrease as compared to Ps.5,492,175 million for the fiscal year ended December 31, 2023.
The decrease in lower interest paid to time deposits and term investments was as a consequence of a decrease in the nominal annual rate and the average volume of deposits.
The total average interest-bearing deposits for the fiscal year ended December 31, 2024, amounted to Ps.9,847,037 million, reflecting a decrease of 19%. This decrease was due to a decrease in time deposits for Ps.12,164,602 million.
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
Interest expenses related to banking activity amounted to Ps.3,432,351 million for the fiscal year ended December 31, 2024, as compared to Ps.7,793,937 million for the fiscal year ended December 31, 2023, representing a 56% decrease.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 10.75% as of December 31, 2023, to 9.96% as of December 31, 2024.
Interest expenses related to Naranja X amounted to Ps.722,963 million for the fiscal year ended December 31, 2024, as compared to Ps.1,022,536 million for the fiscal year ended December 31, 2023, representing a 29% decrease.
The following table indicates Banco Galicia's market share in the segments listed below:

	For the Year Ended December 31,
	2025	2024	2023
	(in percentages)
Total Deposits	13.85	8.81	9.10
Total Deposits in Checking and Savings Accounts and Time Deposits	11.17	9.96	10.75
Private-Sector Deposits	16.55	9.83	10.56
____________________
(*)Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. Balances as of the last day of each year.

vi) Net Fee Income
Consolidated net fee income consisted of:

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except percentages)
Income From
Credit Cards	846,360	719,117	653,172	18	10
Insurance	37,112	49,390	31,210	(25)	58
Deposits and other obligations	612,552	485,713	567,086	26	(14)
Credit Loans	254,109	213,300	176,751	19	21
Loan Commitments and Financial Guarantees	30,685	15,425	6,154	99	151
Securities	127,197	124,884	81,344	2	54
Collections Management	12,245	6,409	6,494	91	(1)
Foreign and Exchange Transactions	85,523	58,097	44,009	47	32
Total fee income	2,005,783	1,672,335	1,566,220	20	7
Total fee expenses	(273,633)	(236,001)	(215,734)	16	9
Net fee income	1,732,150	1,436,334	1,350,486	21	6
Fiscal Year 2025 compared to Fiscal Year 2024
Our net fee income for the fiscal year ended December 31, 2025, was equal to Ps.1,732,150 million, as compared to Ps.1,436,334 million for the fiscal year ended December 31, 2024, a 21% increase. This increase was mainly due to an 18% increase in credit cards and to a 26% increase in deposits and other obligations.
Income from credit card transactions for the fiscal year ended December 31, 2025, was Ps.846,360 million, as compared to Ps.719,117 million for the fiscal year ended December 31, 2024, a Ps.127,243 million increase.
The total number of credit cards managed for the fiscal year ended December 31, 2025 was 15,005,261, as compared to 15,493,853 for the fiscal year ended December 31, 2024, a 3% increase.
The total fee expenses for the fiscal year ended December 31, 2025 were equal to Ps.273,633 million, as compared to Ps.236,001 million for the fiscal year ended December 31, 2024, a 16% increase. Such increase was mainly attributable to a 14% increase in expenses related to credit cards and an 11% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2025, was equal to Ps.1,057,118 million, as compared to Ps.822,970 million for fiscal year ended December 31, 2024, a 28% increase.
Net fee income related to Naranja X for the fiscal year ended December 31, 2025 amounted to Ps.703,487 million as compared to Ps.612,555 million for the fiscal year ended December 31, 2024, a 15% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
Fiscal Year 2024 compared to Fiscal Year 2023
Our net fee income for the fiscal year ended December 31, 2024, was equal to Ps.1,436,334 million, as compared to Ps.1,350,486 million for the fiscal year ended December 31, 2023, a 6% increase. This increase was mainly due to a 10% increase in credit cards and to a 54% increase in securities.
Income from credit card transactions for the fiscal year ended December 31, 2024, was Ps.719,117 million, as compared to Ps.653,172 million for the fiscal year ended December 31, 2023, a Ps.65,945 million increase.

The total number of credit cards managed for the fiscal year ended December 31, 2024 was 15,493,853, as compared to 13,078,384 for the fiscal year ended December 31, 2023, an 18% increase.
The total fee expenses for the fiscal year ended December 31, 2024 were equal to Ps.236,001 million, as compared to Ps.215,734 million for the fiscal year ended December 31, 2023, a 9% increase. Such increase was mainly attributable to a 6% increase in expenses related to credit cards and a 10% increase in expenses related to other fees, as compared to the previous fiscal year.
Net fee income related to banking activity for the fiscal year ended December 31, 2024, was equal to Ps.822,970 million, as compared to Ps.834,498 million for fiscal year ended December 31, 2023, a 1% decrease.
Net fee income related to Naranja X for the fiscal year ended December 31, 2024 amounted to Ps.612,555 million as compared to Ps.533,536 million for the fiscal year ended December 31, 2023, a 15% decrease.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.
The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(number of credit cards, except otherwise noted)			(percentages)
Banco Galicia
Visa	3,010,801	2,593,186	2,553,142	16	2
“Gold”	649,210	633,289	590,234	3	7
International	729,547	702,413	728,291	4	(4)
Domestic	1,533	6,060	10,513	(75)	(42)
“Business”	177,797	163,634	155,187	9	5
“Platinum”	576,016	430,663	439,272	34	(2)
“Signature”	876,698	657,127	629,645	33	4
American Express	632,833	642,019	661,059	(1)	(3)
“Gold”	139,960	146,514	153,977	(4)	(5)
“International”	90,829	102,224	108,967	(11)	(6)
“Platinum”	247,978	235,274	232,289	5	1
“Signature”	154,066	158,007	165,826	(2)	(5)
MasterCard	2,456,969	1,220,240	1,132,957	101	8
“Gold”	14	5	19	180	(74)
MasterCard	765,097	345,396	311,403	122	11
“Platinum”	664,511	355,749	312,545	87	14
“Black”	380,427	168,878	169,840	125	(1)
Others	646,920	350,212	339,150	85	3
Galicia Más	—	932,934	—	N/A	N/A
Tarjeta Naranja	8,904,658	10,105,474	8,731,226	(12)	16
Naranja	4,804,874	5,385,382	4,684,717	(11)	15
Visa	2,971,891	3,500,799	3,667,833	(15)	(5)
MasterCard	1,127,825	1,182,193	334,801	(5)	253
American Express	68	37,100	43,875	(100)	(15)
Total Credit Cards	15,005,261	15,493,853	13,078,384	(3)	18
Total Amount of Purchases (in millions of Pesos)	29,509,531	35,448,222	26,089,242	(17)	36

vii) Net Income from Financial Instruments
Consolidated net income from financial instruments was comprised of:

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except percentages)
From Measurement of Financial Assets at Fair Value through Profit or Loss:
Income from Government Securities	534,185	951,636	434,545	(44)	119
Income from Corporate Securities	185,641	107,502	330,437	73	(67)
Income from Derivative Instruments	22,514	8,684	49,942	159	(83)
Repurchase Transactions	19,992	8,674	49,942	130	(83)
Options	2,522	10	—	25035	—
Income from Other Financial Assets	1	(22)	5	(105)	(546)
Income from derecognition of assets measured at fair value	48,815	96,055	—	(49)	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss:	(3,243)	(23,378)	(30,307)	(86)	23
Total Net Results from Financial Instruments	787,913	1,140,477	784,622	(31)	45
Fiscal Year 2025 compared to Fiscal Year 2024
Net income from financial instruments for the fiscal year ended December 31, 2025 was equal to Ps.787,913 million, as compared to Ps.1,140,477 million for the fiscal year ended December 31, 2024, a Ps.352,564 decrease. This decrease was due to lower results from government securities for Ps.417,451 million.
The average position in debt securities for the fiscal year ended December 31, 2025 was Ps.1,447,680 million, as compared to Ps.1,118,825 million for the fiscal year ended December 31, 2024, a 29% increase.
The average yield on debt securities for the fiscal year ended December 31, 2025, was 49.72%, as compared to 102.63% for fiscal year ended December 31, 2024, a 5,291 bps decrease.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 40% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2025 amounted to Ps.317,287 million, as compared to Ps.809,301 million for the fiscal year ended December 31, 2024, a 61% decrease.
Fiscal Year 2024 compared to Fiscal Year 2023
Net income from financial instruments for the fiscal year ended December 31, 2024 was equal to Ps.1,140,477 million, as compared to Ps.784,622 million for the fiscal year ended December 31, 2023, a Ps.355,855 increase. This increase was due to higher results from government securities for Ps.517,091 million.
The average position in debt securities for the fiscal year ended December 31, 2024 was Ps.1,118,825 million, as compared to Ps.5,121,439 million for the fiscal year ended December 31, 2023, a 78% decrease.
The average yield on debt securities for the fiscal year ended December 31, 2024, was 102.63%, as compared to 5.41% for fiscal year ended December 31, 2023, a 9,723 bps increase.
These variations were mainly a result of net income from financial instruments related to Banco Galicia, which for the noted years represented 71% of our total consolidated net result from financial instruments. Banco Galicia’s net income from financial instruments for the fiscal year ended December 31, 2024 amounted to Ps.809,301 million, as compared to Ps.334,668 million for the fiscal year ended December 31, 2023, a 142% increase.

viii) Exchange Rate Differences on Foreign Currency
Fiscal Year 2025 compared to Fiscal Year 2024
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2025 were equal to Ps.250,597 million, as compared to Ps.203,693 million for the fiscal year ended December 31, 2024, a 23% or Ps.46,904 million increase.
The 2025 result includes a gain from trading of foreign currency of Ps.313,870 million, which represented an increase of 206% compared to 2024. This increase was primarily attributable to increased transactional activity following changes in Argentina’s foreign exchange regulatory framework implemented in April 2025
As of December 31, 2025, the exchange rate increased 41% as compared to December 31, 2024.
Fiscal Year 2024 compared to Fiscal Year 2023
Exchange rate differences on foreign currency for the fiscal year ended December 31, 2024 were equal to Ps.203,693 million, as compared to Ps.1,754,810 million for the fiscal year ended December 31, 2023, a 88% or Ps.1,551,117 million decrease. The exchange rate difference from the previous year was positively affected by the devaluation, with the exchange rate increasing by 356%, while in 2024, the devaluation was smaller. As of December 31, 2024, the exchange rate increased 28% as compared to December 31, 2023.
ix) Other Operating Income
The following table sets forth the various components of other operating income.

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except percentages)
Other financial income (1) (2)	14,742	36,789	32,281	(60)	14
Rental of safe deposit boxes (1)	60,450	43,293	35,130	40	23
Other fee income (1)	371,465	268,280	207,087	38	30
Other adjustments and interest on miscellaneous receivables	112,755	124,733	609,130	(10)	(80)
Recovered loans	77,690	25,664	28,416	203	(10)
Reversed allowances	3,375	1,420	72,932	138	(98)
Punitive interest	208,385	100,928	69,792	106	45
Other	33,723	41,402	38,845	(19)	7
Total other operating income	882,585	642,509	1,093,613	37	(41)
____________________
1)Item included for calculating the efficiency ratio.
2)Item included for calculating the financial margin.
Fiscal Year 2025 compared to Fiscal Year 2024
Other operating income for the fiscal year ended December 31, 2025 was equal to Ps.882,585 million, as compared to Ps.642,509 million for the fiscal year ended December 31, 2024, a 37% increase. This increase was mainly the result of an increase of punitive interest and other income from services.
Other operating income related to banking activity was equal to Ps.377,010 million, as compared to Ps.269,527 million for the fiscal year ended December 31, 2024, a 40% increase.
Other operating income related to Naranja X for the fiscal year ended December 31, 2025 was equal to Ps.217,194 million, as compared to Ps.147,252 million for the fiscal year ended December 31, 2024, a 47% increase.

Fiscal Year 2024 compared to Fiscal Year 2023
Other operating income for the fiscal year ended December 31, 2024 was equal to Ps.642,509 million, as compared to Ps.1,093,613 million for the fiscal year ended December 31, 2023, a 41% decrease. This decrease was mainly the result of a decrease in the line of other adjustments and interest on miscellaneous receivables.
Other operating income related to banking activity was equal to Ps.269,527 million, as compared to Ps.798,744 million for the fiscal year ended December 31, 2023, a 66% decrease.
Other operating income related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.147,252 million, as compared to Ps.112,455 million for the fiscal year ended December 31, 2023, a 31% decrease.
x) Income from Insurance Activities
The following table shows the results generated by insurance activities:

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except percentages)
Insurance revenue	602,365	495,238	274,383	22	80
Insurance service expense	(567,450)	(484,548)	(168,440)	17	188
Net expenses from reinsurance contracts held	25,903	10,396	(1,833)	149	(667)
Total Income from Insurance Activities	60,818	21,086	104,110	188	(80)
Fiscal Year 2025 compared to Fiscal Year 2024
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2025, was equal to Ps.60,818 million, as compared to Ps.21,086 million for the fiscal year ended December 31, 2024, a 188% increase. This increase was mainly due to higher insurance revenue, which for the fiscal year ended December 31, 2025, were equal to Ps.602,365 million, as compared to Ps.495,238 million for the fiscal year ended December 31, 2023, offset by a higher insurance service expense for Ps.82,902 million.
Fiscal Year 2024 compared to Fiscal Year 2023
Income from insurance activities (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the fiscal year ended December 31, 2024, was equal to Ps.21,086 million, as compared to Ps.104,110 million for the fiscal year ended December 31, 2023, a 80% decrease. This decrease was mainly due to higher insurance service expense, which for the fiscal year ended December 31, 2024, were equal to Ps.484,548 million, as compared to Ps.168,440 million for the fiscal year ended December 31, 2023, offset by a higher insurance revenue for Ps.107,127 million.
xi) Impairment Charge
Fiscal Year 2025 compared to Fiscal Year 2024
Impairment Charge for the fiscal year ended December 31, 2025 were equal to Ps.2,947,227 million, as compared to Ps.1,135,002 million for the fiscal year ended December 31, 2024, a 160% increase. This trend was explained by the deterioration in credit quality resulting from the increase in delinquency levels in the loan portfolio. This behavior was also reflected in other risk indicators, particularly in the non-performing loan portfolio (more than 90 days past due), which registered a growth of 485% compared to the previous year. Among the main factors that contributed to this deterioration were the abrupt change in the sign of real interest rates and the loss of purchasing power of our customers, in a context of economic readjustment.
Impairment Charge related to banking activity for the fiscal year ended December 31 2025, were equal to Ps.1,830,958 million, as compared to Ps.669,144 million for the fiscal year ended December 31, 2023, a 174% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2025 were equal to Ps.1,116,187 million, as compared to Ps.465,761 million for the fiscal year ended December 31, 2024, a 140% increase.
Fiscal Year 2024 compared to Fiscal Year 2023
Impairment Charge for the fiscal year ended December 31, 2024 were equal to Ps.1,135,002 million, as compared to Ps.546,240 million for the fiscal year ended December 31, 2023, a 108% increase. This increase was due to a an increase in our financing portfolio and the corresponding increase in impairment charges.
Impairment Charge related to banking activity for the fiscal year ended December 31 2024, were equal to Ps.669,144 million, as compared to Ps.360,231 million for the fiscal year ended December 31, 2023, a 86% increase.
Impairment Charge related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.465,761 million, as compared to Ps.186,012 million for the fiscal year ended December 31, 2023, a 150% increase. This increase was due to a larger financing portfolio.
xii) Personnel Expenses
Fiscal Year 2025 compared to Fiscal Year 2024
Personnel expenses for the fiscal year ended December 31, 2025, were equal to Ps.1,233,244 million, as compared to Ps.1,356,898 million for the fiscal year ended December 31, 2024, a 9% decrease. This decrease was primarily as a result of lower provisions for restructuring in 2025.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2025, were equal to Ps.928,210 million, as compared to Ps.1,066,714 million for the fiscal year ended December 31, 2024, a 13% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2025, were equal to Ps.246,865 million as compared to Ps.225,405 million for the fiscal year ended December 31, 2024, a 10% increase.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2025, were equal to Ps.23,618 million as compared to Ps.24,814 million for the fiscal year ended December 31, 2024, a 33%% decrease.
Fiscal Year 2024 compared to Fiscal Year 2023
Personnel expenses for the fiscal year ended December 31, 2024, were equal to Ps.1,356,898 million, as compared to Ps.1,006,810 million for the fiscal year ended December 31, 2023, a 35% increase. This increase was primarily as a result of higher provisions for restructuring.
As a result of the acquisition of HSBC businesses in Argentina, certain internal corporate reorganization processes was carried out to optimize operations and resources, offering a unified service proposition to customers. The goal of this process was to enhance operational efficiency, maximize resources, and strengthen market consolidation, ultimately creating a more agile and effective structure capable of addressing the challenges of the Argentinian market. To achieve this goal, the Group plans to implement a restructuring plan and recognized a restructuring provision of Ps.391,338 million as of December 31, 2024.
Personnel expenses related to banking activity for the fiscal year ended December 31, 2024, were equal to Ps.1,066,714 million, as compared to Ps.720,618 million for the fiscal year ended December 31, 2023, a 48% increase.
Personnel expenses related to Naranja X for the fiscal year ended December 31, 2024, were equal to Ps.225,405 million as compared to Ps.222,513 million for the fiscal year ended December 31, 2023, a 1% decrease.
Personnel expenses related to insurance activity for the fiscal year ended December 31, 2024, were equal to Ps.24,814 million as compared to Ps.36,475 million for the fiscal year ended December 31, 2023, a 32% decrease.
xiii) Administrative Expenses

The following table sets forth the components of our consolidated administrative expenses:

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except percentages)
Fees and Compensation for Services	96,715	88,506	59,336	9	49
Directors’ and Syndics’ Fees	4,337	12,946	10,363	(66)	25
Advertising and Marketing	61,851	49,575	40,969	25	21
Taxes	312,770	279,303	252,659	12	11
Maintenance and Repairs	248,959	159,948	121,043	56	32
Electricity and Communication	55,636	43,555	39,180	28	11
Entertainment and Transportation Expenses	2,935	3,013	2,317	(3)	30
Stationery and Office Supplies	5,283	4,775	3,984	11	20
Rentals	9,294	1,874	1,812	396	3
Administrative Services Hired	265,954	184,541	151,616	44	22
Security	31,338	23,088	20,082	36	15
Insurance	8,857	7,494	6,038	18	24
Armored Transportation Services	41,905	47,742	51,811	(12)	(8)
Others	64,591	85,552	84,506	(25)	1
Total Administrative Expenses	1,210,425	991,912	845,716	22	17
Fiscal Year 2025 compared to Fiscal Year 2024
Administrative expenses for the fiscal year ended December 31, 2025 were equal to Ps.1,210,425 million as compared to Ps.991,912 million for the fiscal year ended December 31, 2024, a 22% increase. This increase was primarily attributable to a (i) Ps.89,011 million in maintenance and repairs, (ii) Ps.81,413 million in administrative services hired and (iii) Ps.33,467 million in taxes.
Maintenance and repairs of assets and systems for the fiscal year ended December 31, 2025 were equal to Ps.248,959 million, as compared to Ps.159,948 million for the fiscal year ended December 31, 2024, a 56% increase.
Administrative services hired for the fiscal year ended December 31, 2025 were equal to Ps.265,954 million, as compared to Ps.184,541 million for the fiscal year ended December 31, 2024, a 44% increase.
Taxes for services for the fiscal year ended December 31, 2025 were equal to Ps.312,770 million, as compared to Ps.279,303 million for the fiscal year ended December 31, 2024, a 12% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2025 were equal to Ps.907,828 million, as compared to Ps.688,437 million for the fiscal year ended December 31, 2024, a 32% increase.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2025 were equal to Ps.257,179 million, as compared to Ps.258,175 million for the fiscal year ended December 31, 2024.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2025 were equal to Ps.16,639 million, as compared to Ps.8,422 million for the fiscal year ended December 31, 2024, a 76% decrease.
Fiscal Year 2024 compared to Fiscal Year 2023
Administrative expenses for the fiscal year ended December 31, 2024 were equal to Ps.991,912 million as compared to Ps.845,716 million for the fiscal year ended December 31, 2023, a 17% increase. This increase was primarily attributable to a (i) Ps.38,905 million in maintenance and repairs of assets and systems, (ii) Ps.32,925 million in administrative services hired, (iii) Ps.29,170 million in fees and remunerations for services and (iv) Ps.26,644 million in taxes.

Maintenance and repairs of assets and systems for the fiscal year ended December 31, 2024 were equal to Ps.159,948 million, as compared to Ps.121,043 million for the fiscal year ended December 31, 2023, a 32% increase.
Hired administrative services for the fiscal year ended December 31, 2024 were equal to Ps.184,541 million, as compared to Ps.151,616 million for the fiscal year ended December 31, 2023, a 22% increase.
Fees and remunerations for services for the fiscal year ended December 31, 2024 were equal to Ps.88,506 million, as compared to Ps.59,336 million for the fiscal year ended December 31, 2023, a 49% increase.
Taxes for services for the fiscal year ended December 31, 2024 were equal to Ps.279,303 million, as compared to Ps.252,659 million for the fiscal year ended December 31, 2023, an 11% increase.
Administrative expenses related to banking activity for the fiscal year ended December 31, 2024 were equal to Ps.688,437 million, as compared to Ps.586,013 million for the fiscal year ended December 31, 2023, a 17% increase.
Administrative expenses related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.258,175 million, as compared to Ps.219,806 million for the fiscal year ended December 31, 2023, a 17% decrease.
Administrative expenses related to insurance activity for the fiscal year ended December 31, 2024 were equal to Ps.8,422 million, as compared to Ps.19,630 million for the fiscal year ended December 31, 2023, a 57% decrease.
xiv) Other Operating Expenses

	For the Year Ended December 31,			Change (%)
	2025	2024	2023	2025/2024	2024/2023
	(in millions of Pesos, except percentages)
Turnover tax	843,335	743,124	954,968	13	(22)
On operating income (1) (2)	671,004	595,835	793,337	13	(25)
On fees (1)	162,828	123,096	121,663	32	1
On other items	9,503	24,193	39,968	(61)	(39)
Contributions to the Guarantee Fund (1) (2)	41,625	22,513	25,011	85	(10)
Charges for Other Provisions	46,091	136,405	39,352	(66)	247
Claims	51,068	32,095	44,537	59	(28)
Other Financial Expenses (1) (2)	115,659	139,918	101,691	(17)	38
Interest on leases	3,152	7,453	9,753	(58)	(24)
Credit-card-relates expenses(1)	179,545	186,437	144,406	(4)	29
Other Expenses from Services(1)	423,405	303,920	272,877	39	11
Others	78,542	55,478	27,557	42	101
Adjustment for restatement to homogeneous currency	33,054	30,180	—	100	—
Total other operating expenses	1,815,476	1,657,523	1,620,152	10	2
____________________
(1)Item included for calculating the efficiency ratio.
(2)Item included for calculating the financial margin.
Fiscal Year 2025 compared to Fiscal Year 2024
Other operating expenses for the fiscal year ended December 31, 2025 were equal to Ps.1,815,476 million, as compared to Ps.1,657,523 million of the fiscal year ended December 31, 2024, a 10% increase. This increase was primarily attributable to an increase in (i) other expenses from services, (ii) turnover tax, offset by a decrease un charges for other provisions.
Other expenses from services for the fiscal year ended December 31, 2025 was equal to Ps.423,405 million as compared to Ps.303,920 million for the fiscal year ended December 31, 2024.

Turnover tax for the fiscal year ended December 31, 2025, was equal to Ps.843,335 million as compared to Ps.743,124 million for the fiscal year ended December 31, 2024, mainly due to an increase in tax from operating income for Ps.75,169 million.
On the other hand, charges for other provisions for the fiscal year ended December 31, 2025 was equal to Ps.46,091 million as compared to Ps.136,405 million for the fiscal year ended December 31, 2024, a 66% decrease.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2025 were equal to Ps.1,161,411 million, as compared to Ps.1,086,164 million of the fiscal year ended December 31, 2024, a 7% increase.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2025 were equal to Ps.442,731 million, as compared to Ps.346,525 million for the fiscal year ended December 31, 2024, a 28% increase.
Fiscal Year 2024 compared to Fiscal Year 2023
Other operating expenses for the fiscal year ended December 31, 2024 were equal to Ps.1,657,523 million, as compared to Ps.1,620,152 million of the fiscal year ended December 31, 2023, a 2% increase. This increase was primarily attributable to a Ps.97,053 million in charges for other provisions and to Ps.27,921 million in other expenses , offset by a decrease for Ps.211,844 million in turnover tax.
Charges for other provisions for the fiscal year ended December 31, 2024 was equal to Ps.136,405 million as compared to Ps.39,352 million for the fiscal year ended December 31, 2023.
Other expenses for the fiscal year ended December 31, 2024 was equal to Ps.55,478 million as compared to Ps.27,557 million for the fiscal year ended December 31, 2023.
The turnover tax for the fiscal year ended December 31, 2024 was equal to Ps.743,124 million as compared to Ps.954,968 million for the fiscal year ended December 31, 2023.
Other operating expenses related to banking activity for the fiscal year ended December 31, 2024 were equal to Ps.1,086,164 million, as compared to Ps.1,175,628 million of the fiscal year ended December 31, 2023, a 8% decrease.
Other operating expenses related to Naranja X for the fiscal year ended December 31, 2024 were equal to Ps.346,525 million, as compared to Ps.300,846 million for the fiscal year ended December 31, 2023.
xv) Loss on Net Monetary Position
Fiscal Year 2025 compared to Fiscal Year 2024
Loss on net monetary position for the fiscal year ended December 31, 2025 was equal to Ps.1,511,508 million as compared to Ps.3,137,295 million for the fiscal year ended December 31, 2024, a 52% decrease. This decrease was due to a lower annual inflation. Inflation as of December 31, 2025 was 31.5%, 8,630 bps lower than the 117.8% inflation rate as of December 31, 2024.
Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2025 was equal to Ps.1,188,179 million as compared to Ps.2,595,182 million for the fiscal year ended December 31, 2024, a 54% decrease.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2025 was equal to Ps.208,299 million as compared to Ps.479,614 million for the fiscal year ended December 31, 2024, a 57% decrease.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2025 was equal to Ps.17,532 million as compared to Ps.25,986 million for the fiscal year ended December 31, 2024, a 167% decrease.
Fiscal Year 2024 compared to Fiscal Year 2023
Loss on net monetary position for the fiscal year ended December 31, 2024 was equal to Ps.3,137,295 million as compared to Ps.4,349,995 million for the fiscal year ended December 31, 2023, a 28% decrease. This decrease was due to a lower annual inflation. Inflation as of December 31, 2024 was 117.8%, 9,360 bps lower than the 211.4% inflation rate as of December 31, 2023.

Loss on net monetary position related to banking activity for the fiscal year ended December 31, 2024 was equal to Ps.2,595,182 million as compared to Ps.3,505,888 million for the fiscal year ended December 31, 2023, a 26% decrease.
Loss on net monetary position related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.479,614 million as compared to Ps.644,768 million for the fiscal year ended December 31, 2023, a 26% decrease.
Loss on net monetary position related to insurance activity for the fiscal year ended December 31, 2024 was equal to Ps.25,986 million as compared to Ps.55,742 million for the fiscal year ended December 31, 2023, a 147% decrease.
xvi) Share of Profit from Associates and Joint Ventures
Fiscal Year 2025 compared to Fiscal Year 2024
Share of Profit from Associates and Joint Ventures for the fiscal year ended December 31, 2025 was equal to Ps.4,764 million as compared to Ps.924,265 million for the fiscal year ended December 31, 2024, a Ps.919,501 decrease. The significant higher result recorded in 2024 is primarily attributable to the gain recognized on the acquisition of the Galicia Más businesses, as discussed in the following item below.
Fiscal Year 2024 compared to Fiscal Year 2023
Share of Profit from Associates and Joint Ventures for the fiscal year ended December 31, 2024 was equal to Ps.924,265 million as compared to Ps.8,393 million for the fiscal year ended December 31, 2023, a Ps.915,872 increase.

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
Fiscal Year 2025 compared to Fiscal Year 2024
Income tax from continuing operations for the fiscal year ended December 31, 2025 was equal to Ps.91,239 million as compared to Ps.771,683 million for the fiscal year ended December 31, 2024, a 88% decrease. This decrease was mainly attributable to a decrease in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2025 was equal to a refund of Ps.78,637 million as compared to Ps.590,754 million for the fiscal year ended December 31, 2024, a 113% decrease.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2025 was equal to Ps.44,532 million as compared to Ps.117,868 million for the fiscal year ended December 31, 2024, a 62% decrease.
Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2025 was equal to Ps.24,393 million as compared to Ps.232 million for the fiscal year ended December 31, 2024.
Fiscal Year 2024 compared to Fiscal Year 2023
Income tax from continuing operations for the fiscal year ended December 31, 2024 was equal to Ps.771,683 million as compared to Ps.589,661 million for the fiscal year ended December 31, 2023, a 31% increase. This increase was mainly attributable to an increase in the operating income.
Income tax from continuing operations related to banking activity for the fiscal year ended December 31, 2024 was equal to Ps.590,754 million as compared to Ps.444,803 million for the fiscal year ended December 31, 2023, a 33% increase.
Income tax from continuing operations related to Naranja X for the fiscal year ended December 31, 2024 was equal to Ps.117,868 million as compared to Ps.35,231 million for the fiscal year ended December 31, 2023, a 235% increase.

Income tax from continuing operations related to insurance activity for the fiscal year ended December 31, 2024 was equal to Ps.232 million as compared to Ps.5,239 million for the fiscal year ended December 31, 2023, a 104% increase.
A.8 Consolidated Assets
The main components of our consolidated assets as of the dates indicated below were as follows:

	As of December 31,
	2025		2024		2023
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and due from banks	9,367,223	21	8,872,754	21	5,717,518	20
Debt Securities	1,587,923	3	1,984,609	5	1,715,340	6
Loans and other financing	23,273,441	51	18,927,357	44	8,824,485	30
Other Financial Assets	8,868,501	19	10,192,069	24	10,746,239	37
Equity investments in subsidiaries, associates and joint businesses	12,815	—	5,377	—	7,592	—
Property, Plant and Equipment	1,195,524	3	1,309,595	3	1,017,694	3
Intangible Assets	381,324	1	400,548	1	354,114	1
Other Assets	973,136	2	1,050,820	2	882,269	3
Assets available for sale	9,564	—	19,108	—	215	—
Total Assets	45,669,451	100	42,762,237	100	29,265,466	100
Of our Ps.45,669,451 million total assets as of December 31, 2025, Ps.36,597,058 million, or 80%, corresponded to Banco Galicia and Ps.7,457,658 million, or 16%, corresponded to Naranja X (Tarjetas Regionales on a consolidated basis). The remaining were primarily attributable to Sudamericana on a consolidated basis. The composition of our assets demonstrates an increase in the amounts reflected in our main line items, as described in more detail below.
As of December 31, 2025, the line item “Cash and Due from Banks” included cash for Ps.9,367,223 million, balances held at the BCRA for Ps.6,903,203 million and balances held in correspondent banks for Ps.219,469 million. The balance held at the BCRA is used for meeting the minimum cash requirements set by the BCRA.
Our holdings of debt securities as of December 31, 2025 was Ps.1,587,923 million. Our holdings of government and private securities are shown in more detail in Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Debt and Equity Securities”.
Our total net loans and other financing were Ps.23,273,441 million as of December 31, 2025, of which Ps.18,296,588 million corresponded to Banco Galicia’s portfolio and Ps.4,996,575 corresponded to Naranja X’ portfolios, the remaining amount to secured loans held by Sudamericana. For more information on loan and other financing activities portfolios, see Item 4. “Information on the Company”—B. “Operating Overview” — “Selected Statistical Information”— “Loan and Other Financing Portfolio”.

A.9 Exposure to the Argentine Public Sector
The following table shows our total net exposure, primarily related to Banco Galicia, to the Argentine public sector as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025	2024	2023
	(in millions of Pesos)
Government securities net position	6,678,401	6,152,504	7,215,162
Debt securities at fair value	907,184	1,525,932	1,207,521
Debt securities in Pesos	770,264	660,535	(15,974)
Debt securities adjusted by CER	68,223	755,654	255,363
Debt securities in US$	68,697	72,339	51,901
DUAL Bond	—	37,404	916,231
Debt securities measurement at amortized cost	2,644,933	2,877,521	6,007,641
Debt securities in Pesos	618,284	321,718	1,646,831
Debt securities adjusted by CER	1,638,570	2,174,870	3,068,948
Debt securities in US$	388,079	380,933	185,249
LELIQ	—	—	276,504
Lediv	—	—	830,109
Debt securities measured at fair value through OCI	3,126,284	1,749,051	—
Debt securities in Pesos	2,135,384	1,612,240	—
Deb securities adjusted by CER	970,680	136,811	—
Debt securities in US$	20,220	—	—
Other Financing Assets	15,501	972	3,051,248
Repurchase agreement transactions - BCRA	—	—	3,049,521
Loans and Others Financing	15,501	972	1,438
Certificate of Participation in Trusts	—	—	289
Total (1)	6,693,902	6,153,476	10,266,410
____________________
(1)Does not include deposits with the BCRA, which constitute one of the items by which Banco Galicia complies with the BCRA’s minimum cash requirements.
As of December 31, 2025, the exposure to the public sector amounted to Ps.6,693,902 million, a decrease of 9% as compared to Ps.6,153,476 million for the year ended December 31, 2024.
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

Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to BCRA financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein. Other important sources of funding have traditionally included issuing foreign currency-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. In December 2025, Banco Galicia entered into a master loan agreement with the Inter-American Development Bank (IDB) for an aggregate amount of US$100 million. As of the date of this annual report, the outstanding debt under this agreement amounts to US$100 million (approximately Ps. 145,942 million). Such indebtedness matures in November 2032. The proceeds are intended to support lending activities to SMEs and the financing of sustainable projects.
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
Naranja X finances its operations based on its strategic placement needs and cost-of-capital optimization. Naranja X secures funding through three primary mechanisms: the issuance of debt securities in both local and international capital markets; loans and various credit facilities from local financial institutions; and payables to merchants generated in the ordinary course of business. During 2025, Naranja X issued approximately Ps.550 billion (approximately US$392 million) in negotiable obligations.

Additionally, Naranja X is increasingly funded by demand and time deposits, covering both short- and medium-term horizons. This funding source has shown significant growth, with a deposit base of Ps.2.4 trillion (approximately US$ 1.7 billion) as of December 31, 2025.

Below is a breakdown of our funding as of the dates indicated:

	As of December 31,
	2025		2024		2023
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	27,668,940	61	24,513,231	57	16,350,812	56
Checking Accounts	2,549,986	6	2,632,390	6	1,897,263	6
Savings Accounts	15,236,613	33	15,209,872	36	9,667,350	33
Time Deposits	9,553,217	21	6,125,283	14	3,324,311	11
Time Deposits - UVA	42,232	—	116,749	—	122,959	—
Others	99,507	—	119,116	—	925,120	3
Interests And Adjustments	187,385	—	309,821	1	413,809	1
Credit Lines	881,746	2	581,156	1	395,691	1
Argentine Central Bank	2,378	—	462	—	553	—
Correspondents	36,036	—	10,869	—	2,906	—
Financing from Local Financial Institutions	623,152	1	544,336	1	292,260	1
Financing from Foreign Financial Institutions	218,793	—	23,684	—	88,990	—
Financing from International Financial Institutions	1,387	—	1,805	—	10,982	—
Debt Securities (Unsubordinated and Subordinated) (1)	1,998,531	4	1,678,063	4	854,608	3
Other obligations (2)	7,360,610	16	8,034,881	19	5,885,650	20
Shareholders’ Equity	7,759,624	17	7,954,906	19	5,778,705	20
Total	45,669,451	100	42,762,237	100	29,265,466	100

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
As of December 31, 2025, deposits represented 61% of our funding, a decrease from the 57% of our funding that it represented as of December 31, 2024. Our deposit base increased 13% in 2025 as compared to 2024. During fiscal year 2025, the Ps.3,155,709 million increase in deposits was due to an increase in amounts on deposit in our time deposits from Ps.6,125,283 million in December 2024 to Ps.9,553,217 million in December 2025. For more information on deposits, see Item 4. “Information on the Company”—B. “Business Overview” — “Selected Statistical Information”—“Deposits”.
As of December 31, 2025, credit lines from international financial institutions amounted to Ps.1,387 million, which corresponded to amounts received from the BID pursuant to a loan agreement. Also as of December 31, 2025, correspondents amounted to Ps.36,036 million and financing from local financial institutions totaled Ps.623,152 million, of this total Ps.497,019 million corresponded to agreements with banks and Ps.95,531 million corresponded to amounts received from the BICE (Argentine subsidiary of development bank called BICE “Banco de Inversion y Comercio Exterior”).
Our debt securities outstanding (only principal) were Ps.1,998,531 million as of December 31, 2025, as compared to Ps.1,678,063 million as of December 31, 2024, an increase of 19%.
Of the total debt securities outstanding as of December 31, 2025, Ps.312,176 million corresponded to Peso-denominated debt issued by Banco Galicia and Naranja. The remaining Ps.1,686,356 million of outstanding debt securities corresponded to foreign currency-denominated debt in respect of subordinated debt securities due in 2026 issued by Banco Galicia, Class XVI, XXVIII, XXIX, XXX and XXXI issued by Banco Galicia and Class LXIV Serie I, Class LXV Serie II and Class LXVI Serie II issued by Naranja.

As of December 31, 2025, the breakdown of our debt was as follows:

	December 31, 2025
	Currency	Expiration	Annual Interest Rate	Total(*)
	(in millions of Pesos, except for rates)
Banco Galicia
ON Subordinated(1)	US$	07.19.26	(2)	376,191
Class XXI	Ps.	12 months	Tamar + 2,75%	80,147
Class XXV	Ps.	12 months	Tamar + 3.50%	52,125
Class XVI	US$	48 months	7.75%	478,086
Class XXVIII	US$	367 days	5.90%	45,807
Class XXIX	US$	382 days	6.25%	165,008
Class XXX	US$	381 days	6.00%	199,453
Class XXXI	US$	373 days	5.50%	103,383
Naranja
Class LXIV Serie III	Ps.	366 days	Tamar + 4.50%	84,699
Class LXV Serie I	Ps.	273 days	Tamar + 9.00%	42,975
Class LXVI Serie I	Ps.	369 days	Tamar + 4.50%	52,230
Class LXIV Serie I	US$	731 days	7.90%	48,359
Class LXV Serie II	US$	273 days	7.40%	139,988
Class LXVI Serie II	US$	278 days	6.50%	130,081
Total				1,998,532
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

i) Ratings
The following are our ratings as of the date of this annual report:

December 31, 2025
	Standard & Poor’s	Fix Scr	Fitch Ratings	Evaluadora Latinoamericana	Moody’s
Local Ratings
Grupo Financiero Galicia
Rating of Shares	1
Banco Galicia
Counterparty Rating	raAAA				AAA.ar
Debt (Long-Term / Short Term)		AAA(arg)/A1+(arg)
Subordinated Debt				AA-
Deposits (Long Term / Short Term)	raAAA/raA-1+
Deposits (Local Currency / Foreign Currency)					AAA.ar / AAA.ar
Naranja
Medium-/Long-Term Debt		A1+(arg)/ AA (arg)
International Ratings
Banco Galicia
Issuer Credit Rating
Counterparty Risk Rating (Local Currency / Foreign Currency)	B-				B3 / B3
Bank Deposits (Local Currency / Foreign Currency)					Caa1 / Caa1
Long-Term Debt (Foreign Currency)					Caa1/Caa1
Subordinated Debt Securities	CCC				Caa2
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
Banco Galicia has a program for frequent issuance of notes, approved by the CNV. This program was originally approved by the CNV on November 13, 2019; and registered under No. 11 for a maximum outstanding principal amount of US$2,100 million. On May 24, 2023, under the Resolution No.DI-2023-23-APN-GE#CNV, the CNV approved a reduction of the amount to US$500 million. Subsequently, on April 26, 2024, under the Resolution No.DI-2024-23-APN-GE#CNV, the CNV approved the increase of the maximum outstanding principal amount to US$1,000 million.
Banco Galicia also has a program arising from the merger with Banco GGAL S.A. This program is structured for the issuance and re-issuance of non-convertible, subordinated or unsubordinated negotiable bonds, with common or special collateral or floating rate collateral, including third-party or unsecured collateral, for a maximum outstanding principal amount of up to US$300 million. The program was originally approved by the CNV on June 14, 2007 for a maximum amount of US$1,000 million, and extensions of the program term have been authorized by Resolution No. 16,842 dated June 29, 2012, and by Resolution No. 18,642 dated May 4, 2017.
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
Naranja
Naranja has a Global Short-Term, Medium-Term and Long-Term Note Program (the "Program") for the issuance of up to US$1,000 million (or the equivalent amount in other currencies) that was approved by the CNV through various resolutions, including Resolution No. 19,508 on May 10, 2018. Such notes may be unsecured or secured, denominated in Pesos, U.S. Dollars or, at Naranja’s option, in other currencies, with maturities of not less than 30 days after their issuance date. Also, such notes may be offered in separate classes and/or series and may be re-issued, as applicable, in the amounts, at the prices and under the conditions to be established and specified in the applicable pricing supplement. On February 19, 2020, the Board of Directors of Tarjeta Naranja S.A.U. approved the extension of the term of the Program for 5 years. Then, on March 18, 2020, the National Securities Commission authorized said extension through Provision No. DI-2020-20-APN-GE#CNV. The latest updated version of the Program was published on the CNV website on March 14, 2022.

Additionally, Naranja applied to the CNV to be registered as a frequent issuer, which was granted by Provision No. DI-2022-39-APN-GE#CNV on July 22, 2022. The status of a frequent issuer must be renewed annually. The most recent renewal and ratification of the frequent issuer status was granted by Provision No. IF-2025-41114681-APN-GE#CNV on April 21, 2025, which also authorized an increase in the maximum issuance amount under this regime to US$ 600 million. The program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding.

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

A.11 Contractual Obligations
The table below identifies the total amounts (principal and interest) of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due as of December 31, 2025.

	December 31, 2025
	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Banco Galicia
Deposits
Time Deposits (Ps./US$)	Various	Various	8,984,783	8,984,448	335	—	—
Debt Securities
2027 Subordinated (US$) Galicia Más	2027	Badlar	137,488	—	137,488	—	—
2026 Subordinated (US$) (1)	2026	8.00%	364,298	364,298	—	—	—
Class XVI (US$)	2028	7.80%	470,004	—	470,004	—	—
Class XXI (Ps.)	2026	TAMAR +2.75%	78,946	78,946	—	—	—
Class XXV (Ps.)	2026	TAMAR +3.5%	53,376	53,376	—	—	—
Class XXVIII (US$)	2026	5.90%	45,641	45,641	—	—	—
Class XXIX (US$)	2026	6.30%	161,505	161,505	—	—	—
Class XXX (US$)	2026	0.06	210,475	210,475	—	—	—
Class XXXI (US$)	2026	5.50%	104,803	104,803	—	—	—
Loans
Other Financial Loans (US$) (2)	Various	Various	72,852	72,852	—	—	—
BID Financial Loans (US$)	2032	7.00%	145,942	—	29,188	58,377	58,377
BICE Financial Loans (Ps.)	Various	Various	93,350	3,240	23,922	16,506	49,682
BICE Financial Loans (US$)	Various	Various	—	—	—	—	—
Short-term Intrebank Loans (Ps.)	2026	62.00%	8,700	8,700	—	—	—
Short-term Intrebank Loans (u$s)	2026	3.00%	21,891	21,891	—	—	—
Repos (Ps).	2026	64.70%	432,939	432,939	—	—	—
Correspondents (u$s)	2026	—	36,036	36,036	—	—	—
BCRA (Ps.)	2026	—	2,378	2,378	—	—	—
NaranjaX
Time Deposits (Ps.)	2026	—	2,592	2,592
Financial Loans with Local Banks (Ps.)	2026	Various	497,019	497,019
Debt Securities (Ps.)	2026	Various	172,601	172,601
Debt Securities (US$.)	Various	Various	297,900	253,336	44,564
Total			12,395,519	11,507,076	705,501	74,883	108,059
Principal and interes, includes the UVA adjustments, where applicable.
(1) Interest payable in cash semi-annually, fixed rate of 7,9665%. Principal payable in full on July 19, 2026
(2) Borrowings to finance international trade operations to Bank customers.

i) Leases
The following table provides information for leases where Grupo Financiero Galicia is the lessee:

December 31, 2025
(In millions of Pesos)
Amounts recognized in the Statement of Financial Position:
Right-of-use asset (1)	45,078
Lease Liabilities (2)	(44,197)
____________________
(1)Recorded in the Property, Plant and Equipment item, for right of use of real property.
(2)Recorded in the item Other Financial Liabilities.

December 31, 2025
(In millions of Pesos)
Amounts recognized in the Statement of Income:
Charge for depreciation of right-of-use assets (1)(2)	(34,087)
Interest Expenses (3)	(3,152)
Expenses related to short-term leases (4)	(510)
Expenses related to low-value assets leases (4)	(8,785)
Sublease Income (5)	553
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
Our credit exposure related to these items as of December 31, 2025 is set forth below:

December 31, 2025
(in millions of Pesos)
Agreed Commitments	1,491,140
Export and Import Documentary Credits	87,373
Guarantees Granted	1,531,181
Responsibilities for Foreign Trade Transactions	72,274
The credit risk of these instruments is similar as the credit risk associated with credit facilities provided to individuals and companies. To provide guarantees to our customers, we may require counter-guarantees, which are classified as follows:

December 31, 2025
(in millions of Pesos)
Other Preferred Guarantees Received	23,167
Other Guarantees Received	—
In addition, checks to be debited and credited, notes, invoices and miscellaneous items subject to collection are recorded in memorandum accounts until such instruments are approved or accepted.
The risk of loss in these offsetting transactions is not significant.

December 31, 2025
(in millions of Pesos)
Checks and Drafts to be Debited	1,284
Checks and Drafts to be Credited	2,371
Values for Collection	6,244
Grupo Galicia acts as trustee pursuant to trust agreements to secure obligations in connection with financing transaction undertaken by its customers. The amount of funds and securities held in trust as of December 31, 2025 is as follows:

December 31, 2025
(in millions of Pesos)
Trust Funds	27,384
Securities Held in Custody	110,539,262
These funds and securities are not included in Grupo Galicia’s consolidated financial statements as it does not have control over the same. For additional information regarding off-balance sheet financial instruments, see Note 48 to our audited consolidated financial statements.
A.13 Principal Trends
i) Related to Argentina

The first half of 2025 was shaped by the agreement with the International Monetary Fund and initial progress toward normalizing the foreign exchange market. During the second half of the year, the electoral calendar constrained economic policymaking, delaying advances on several key fronts. Following the October 2025 midterm elections, the administration retained legislative support, which may facilitate the advancement of its structural reform agenda during the remainder of its term.

In 2026, the government is expected to resume part of the macroeconomic and structural agenda that had been postponed during the election year. In addition, reserve accumulation, the continuity of the fiscal surplus, the resumption of the disinflation process, and the consolidation of the economic recovery will be key to reinforcing confidence and ensuring the consistency of the macroeconomic framework.

Following the progress achieved on the stabilization front and the support obtained both domestically and externally, attention will increasingly turn to the BCRA's ability to accumulate international reserves on a sustained basis. The implementation of a foreign exchange purchase program aimed at increasing the money supply, together with renewed access to debt markets, would contribute toward this objective.

In 2026, we expect economic activity to return to a path of sustained growth amid a more stable macroeconomic environment. Greater predictability should help improve private‑sector expectations, gradually boosting investment and job creation and supporting the recovery in activity. The magnitude of this process will ultimately depend on the private sector’s response, which could be further encouraged if the federal government succeeds in advancing structural reforms aimed at removing investment constraints and reducing incentives for informality. A first step in this direction was taken with the approval of the Labor Modernization Law in 2025, which introduced changes to employment regulations intended to increase labor market flexibility. Nevertheless, the recovery is expected to remain uneven across sectors.

Over the medium term (two to five years), sustained export growth will continue to be a key pillar of development. Consolidating this process will require progress in enhancing competitiveness, including lower logistical costs, infrastructure modernization, and simplification of the regulatory framework. The foregoing discussion contains forward-looking statements. See 'Forward-Looking Statements' at the beginning of this annual report for important cautionary information regarding such statements.
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
iii) Related to Us

During 2026, Grupo Financiero Galicia will continue to strengthen its leading position in the financial market, focusing on business profitability driven by expansion, attraction of new customers, and inorganic growth resulting from the acquisition of the Galicia Más businesses. This integration will allow Grupo Financiero Galicia to realize synergies, gain scale, and strengthen its value proposition in an increasingly competitive market.

Building on this strategic vision at the holding level, Grupo Financiero Galicia’s outlook for 2026 reflects the differentiated roles and growth opportunities of each of its operating companies. While all subsidiaries share a common focus on value creation, operational efficiency, and sustainable growth, their perspectives are shaped by the specific dynamics of the markets in which they operate, their business models, and their strategic priorities. In this context, the following sections outline the main expectations, challenges, and initiatives for each company, highlighting how their individual performance will contribute to the Group’s overall objectives during the year.

In light of the macroeconomic outlook described above, Banco Galicia anticipates the following potential impacts on its operations.

Although Banco Galicia’s financial income may be adversely affected by a lower interest rate environment, management currently expects that it could improve compared to the previous year, primarily driven by higher business volumes, broadly consistent with the trend observed during 2025. Such volume growth is expected to be partially organic and may be supported by a potential increase in Banco Galicia's market share in deposits and loans; however, these expectations remain subject to competitive conditions and overall market demand.

Furthermore, a deceleration in inflation, if sustained, could mitigate the exposure associated with non‑monetary assets, which may have a favorable impact on Banco Galicia's financial income. The magnitude of this effect will depend on the evolution of inflation dynamics and other related macroeconomic variables.

At the same time, despite the continued existence of regulatory measures that limit price adjustments and restrict access to the foreign exchange market, Banco Galicia expects fee income to increase during 2026, primarily as a result of efficiency initiatives implemented across various business lines. Actual results, however, may vary depending on future regulatory developments and changes in customer behavior.

In parallel with these trends, and within the context of ongoing digital transformation initiatives, Banco Galicia continues to focus on improving operational efficiency. As a result, administrative expenses are expected to decrease compared to the previous year, driven by efficiency gains and cost optimization measures, although this outcome may be influenced by inflationary pressures, investment requirements, and other cost‑related factors.

With respect to credit risk, Banco Galicia expects a gradual improvement in credit performance in 2026, which could result in a reduction in loan loss charges. This trend will depend on borrower performance, portfolio dynamics, and overall economic conditions.

Overall, Banco Galicia believes that its performance in 2026 could improve compared to the prior year, subject to the realization of the projected macroeconomic scenario described above, including the maintenance of positive real monetary policy rates and continued progress toward macroeconomic stabilization. While a moderate decline in liquidity and solvency levels may occur as a consequence of business expansion, management expects such levels to remain within prudent thresholds and in compliance with the Bank’s risk management framework.

Building on the improvement trend observed toward the end of 2025, Naranja X expects this momentum to consolidate during the first quarter of 2026, providing the basis for a gradual recovery in profitability throughout the year. By the end of the fourth quarter of 2025, a reversal trend was already evident in the 30‑day roll rate for credit card financing, which declined by 260 basis points between October and December (7.8% in December 2025 compared to 10.4% in October 2025). At the same time, Naranja X’s personal loan portfolio continued to show improvement, closing the year with its lowest 30‑day roll rate (5.8%).

It remains to be seen how these dynamics will translate into the 90‑day and longer delinquency buckets in the coming months. The observed improvement reflects, in part, the progressive impact of previously implemented risk management decisions, although the business continues to operate under elevated loan loss charges. Naranja X expects these charges to gradually normalize over time. In parallel, Naranja X plans to implement an expense containment plan aimed at supporting the ongoing process of profitability recovery.

Naranja X anticipates an environment characterized by lower volatility and declining interest rates compared to 2025. Under this scenario, spreads are expected to remain more stable, while the Net Interest Margin (NIM) could experience slight compression in line with lower market rates. Conversely, Adjusted Risk Margins (RAM) are expected to gradually recover as risk charges normalize.

Over the medium term, Naranja X expects to continue developing its corporate strategy with a focus on consolidating its leadership in consumer credit products. This strategy is expected to be supported by ongoing investments in user experience, continued improvements in operational efficiency, active management of unit economics, and further revenue diversification, with the objective of achieving sustained and profitable growth.

With respect to its insurance operations, Sudamericana expects to continue enhancing its value proposition during 2026 by offering tailored coverage designed to meet the specific needs of its customers. This strategy is expected to be supported by a balanced distribution approach, leveraging both its agent network and direct channels.

During 2026, Galicia Retiro and GGAL Seguros de Retiro expect to continue offering their annuity products, maintaining their focus on serving customers seeking long‑term savings and retirement solutions.

In addition, Galicia Seguros, Seguros Galicia and GGAL Seguros expect to continue executing their respective strategic plans, with a focus on expanding their businesses through the service channels provided by Banco Galicia and Naranja X, as well as through agents, brokers, and direct channels.

More broadly, the insurance subsidiaries expect to continue focusing on a set of common strategic objectives, including: promoting business growth through the offering of complementary products aligned with the core activities of Banco Galicia and its subsidiaries and tailored to the needs of each customer segment; fostering the growth of the non‑motor insurance business while expanding the agent and broker network; improving management efficiency to support higher business volumes, including the implementation of updates to administrative systems; consolidating their position in personal insurance by leveraging synergies within the financial group and further developing open market and agent channels; maintaining ongoing efforts to contain expenses while seeking to achieve projected income levels; and promoting a positive internal work environment, with the aim of being recognized by employees as an attractive place to work.

Collectively, these initiatives are expected to contribute to increased sales and premium volumes while maintaining adequate levels of profitability. However, the achievement of these objectives remains subject to various factors, including competitive conditions, operational execution, and market developments.

With respect to Galicia Asset Management, the company expects to continue consolidating its leading position in the Argentine mutual fund industry during 2026. Management believes that the year may present opportunities for business expansion and the development of new investment products; however, the realization of such opportunities will depend on market conditions and regulatory developments.

From a client perspective, Galicia Asset Management’s strategy remains focused on continued growth in the number of investors, as well as deeper penetration among existing clients. In this regard, the company expects to further integrate and strengthen relationships with former HSBC Argentina clients, promoting greater adoption of mutual fund products and increased investment volumes through the Fondos Fima platform.

From a revenue standpoint, and considering the prevailing and expected interest rate environment, management anticipates potential downward pressure on fees for certain products. This impact is expected to be partially offset by growth in assets under management (AUM), driven by higher investment volumes and increased use of the company’s funds as both investment and transactional instruments.

In terms of commercial strategy, Galicia Asset Management expects to continue developing an integrated approach that combines a relationship‑based model for strategic segments, including corporate and high‑net‑worth clients, with scalable and efficient digital communication strategies for mass‑market segments. This approach is intended to enhance reach, operational efficiency, and overall client engagement.

In addition, the company plans to continue adopting artificial intelligence and robotic process automation technologies to strengthen its business capabilities. These initiatives are expected to support the development of new products and functionalities, as well as improve operational efficiency through the automation of key processes. The successful implementation of these initiatives, however, remains subject to technological, operational, and regulatory risks.

In line with the Group’s overall strategy for its capital markets activities, Galicia Securities’ outlook is based on management’s current expectations regarding its role and strategic priorities within Grupo Galicia.

Within the macroeconomic context described in the preceding sections, Galicia Securities expects to continue strengthening its client portfolio, with a focus on institutional, corporate, agricultural, and business clients, while further diversifying its range of products and services. The company seeks to consolidate its position across the markets in which it operates by leveraging its platforms and capabilities to support client needs under varying market conditions.

To support these objectives, Galicia Securities expects to continue investing in the development of agile systems and tools aimed at enhancing operational efficiency and service delivery. These initiatives are intended to enable clients to more effectively achieve their financial objectives, support the development of long‑term client relationships, and contribute to sustainable profitability. The effectiveness of these initiatives, however, will depend on market conditions, client activity levels, and the successful execution of the company’s strategy.

With respect to Galicia Capital, the U.S. broker‑dealer of Grupo Financiero Galicia, management expects to continue strengthening during 2026 its strategic role in facilitating access to U.S. and international capital markets. The company anticipates potential opportunities to expand its brokerage and trading activities, as well as to develop additional investment and capital markets solutions for high‑net‑worth individuals and corporate clients. The realization of these opportunities, however, will depend on global market conditions, client demand, and applicable regulatory developments.

From a client perspective, Galicia Capital’s strategy remains focused on deepening relationships with existing clients while supporting cross‑border business generated within Grupo Financiero Galicia. In this regard, the company seeks to leverage its position as a U.S.‑regulated platform to enhance service capabilities and execution efficiency.

From a revenue standpoint, management recognizes that evolving interest rate dynamics and competitive pressures may affect margins on certain activities. These effects are expected to be partially offset by higher transaction volumes, a broader range of products and services, and increased client engagement.

In terms of commercial and operating strategy, Galicia Capital expects to continue pursuing a selective, relationship‑driven approach for high‑net‑worth and corporate segments, complemented by ongoing investments in technology, automation, and process optimization. These initiatives are intended to enhance operational efficiency, risk management, and scalability.

Taken as a whole, the execution of the strategies described above across the Group’s operating companies is expected to be supported by the continued delivery of a differentiated customer experience. Management believes that such differentiation remains closely linked to ongoing digital transformation initiatives, the simplification of value propositions, and the customization of product and service offerings, which are considered key factors in sustaining customer preference and long‑term engagement. Within this framework, Grupo Financiero Galicia expects to continue promoting the development of various business initiatives, including the expansion of digital payment solutions such as MODO, the growth of companies such as Inviu and Nera, strategic transactions such as the integration of the Galicia Más businesses (formerly HSBC Argentina), as well as the continued expansion of its core banking activities. However, the achievement of these objectives is subject to various risks and uncertainties, and there can be no assurance that the Group will be able to execute these strategies as planned or that the expected outcomes will be fully realized.

In parallel, the Board of Directors remains actively engaged in monitoring the environment in which the Group operates and in adopting the measures it deems necessary to safeguard its employees, customers, and operations, while seeking to ensure business continuity and the sound execution of the Group’s strategic objectives.

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

During fiscal years 2023 and 2024, Grupo Financiero Galicia received dividends from its subsidiaries in the amount of Ps.93,595 million (equivalent to Ps.531,186 million as of December 31, 2025), and Ps.514,467 million (equivalent to Ps.832,067 million as of December 2025) and US$ 10 million, respectively.

During fiscal year 2025, Grupo Financiero Galicia received cash dividends from its subsidiaries for Ps.434,639 million (equivalent to Ps.473,324 million as of December 31, 2025).

During January, February and March of fiscal year 2026, we received dividends from Banco Galicia in the amount of Ps.121,842. Likewise, during March 2026, we received a dividend of Ps.40,000 million from Galicia Assets Management, Ps.30,000 million from Galicia Securities and Ps.1,181 million from Galicia Warrants. During April 2026, we received Ps.7,028 million from Sudamericana Holding S.A.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2025 and the fact that most of the profits for fiscal years 2024 and 2025 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 28, 2026. The proposal is to distribute a cash dividend or dividend in kind for an amount which, when inflation adjusted pursuant to Article 3, paragraph (e), of Chapter III, Title IV, “Periodic Reporting Regime of CNV Regulations,” results in Ps.190,000,000,000 (which represents 11,828.7663%) being distributed regarding 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1 each. This amount is subject to liquidity conditions, dividends received from our subsidiaries, and the financial situation to determine the payment of a cash dividend or a kind, in this case valued at market price, or in any combination of both options, in one or more opportunities.

For fiscal year 2024, the shareholders´ meeting held on April 29, 2025, approved a distribution of cash dividends for an amount of Ps.88,000 million that was effectively paid in May 2025 (equivalent to Ps.102,207 million as of December 31, 2025) which represented a dividend of 5,478.5865% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.

Additionally, said shareholders´ meeting, considering the company´s intention to distribute an additional cash dividend beyond the one proposed, and contingent upon the certainty of receiving dividends from our subsidiaries, as well as the company´s economic-financial situation, approved to delegate to the Board of Directors the authority to disaffect Discretionary Reserves for an amount of Ps.300,000,000,000, expressed in homogeneous currency at the time of the effective payment in accordance with the BCRA´s regulations, which was effectively paid as follows:

i.In July 2025, Ps. 33,978 million (equivalent to Ps.38,110 million as of December 31, 2025) which represented a dividend of 2,115.3807% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
ii.In August 2025, Ps.34,528 million (equivalent to Ps.38,014 million as of December 31, 2025) which represented a dividend of 2,149.6271% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
iii.In September, Ps.35,185 million (equivalent to Ps. 37,949 million as of December 31, 2025) which represented a dividend of 2,190.5062% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
iv.In October, Ps.35,845 million (equivalent to Ps. 37,777 million as of December 31, 2025) which represented a dividend of 2,231.5956% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
v.In November, Ps.36,589 million (equivalent to Ps. 37,630 million as of December 31, 2025) which represented a dividend of 2,277.9226% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
vi.In December, Ps.37,446 million which represented a dividend of 2,331.2702% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
vii.In January, Ps.38,372 million, which represented a dividend of 2,388.9207% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
viii.In February, Ps.39,463 million, which represented a dividend of 2,456.8919% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
ix.In March, Ps.40,601 million, which represented a dividend of 2,527.6903% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
x.In April, Ps. 41,777 million, which represented a dividend of 2,600.9002% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.

For Fiscal year 2023, the shareholders’ meeting held on April 30, 2024, approved the distribution of cash dividends for a total amount of Ps.320,000 million, that was effectively paid as follows: (i) in May 2024, Ps.65,000 million (equivalent to Ps.108,317 million as of December 31, 2025) which represented a dividend of 4,407.6998% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 and Ps.140,261 million (equivalent to Ps.233,733 million as of December 31, 2025) which represented a dividend of 9,511.2102% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 (ii) in June 2024, Ps.146,119 million (equivalent to Ps.232,837 million as of December 31, 2025) which represented a dividend of 9,908.4296% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1, (iii) in July 2024, Ps.152,807 million (equivalent to Ps.234,059 million as of December 31, 2025) which represented a dividend of 10,361.9449% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1.

For fiscal year 2023, 2024 and 2025, pursuant to what is set by paragraph added below Article 25 of Law 23,966, that was incorporated by Law 25.585 (and its subsequent amendments), when corresponding, Grupo Financiero Galicia withheld the amounts paid for said each fiscal year in its capacity as substitute taxpayer of the shareholders’ subject to the tax on personal assets. Similarly, for fiscal year 2023, 2024 and 2025, Grupo Financiero Galicia withheld, when corresponding, a rate of 7% withholding tax as provided in Articles 97 and 193 of the Income Tax Law (as restated by Decree 824/2019 and its amendments —"Dividend Policy and Dividends.”

For fiscal year 2023, Grupo Financiero Galicia made capital contributions for Ps.605 million (equivalent to Ps.2,995 million as of December 2025) and US$10 million to Sudamericana Seguros Galicia, Ps.975.2 million (equivalent to Ps.5,833 million as of December 2025) and US$ 0.017 million to Agri Tech Investments, US$ 5 million to IGAM LLC, US$ 0.034 million to Galicia Holdings US INC, US$1 million to Galicia Ventures LP and US$ 0.02 million to Galicia Investments LLC.

For fiscal year 2024, Grupo Financiero Galicia made capital contributions for Ps.490 million (equivalent to Ps.926 million as of December 2025) and US$ 0.035 million to Agri Tech Investments, US$ 5 million to IGAM LLC, US$ 5.9 million to Galicia Holdings US INC, US$ 1.4 million to Galicia Ventures LP and US$ 0.4 million to The Yield Lab Latam.

For fiscal year 2025, Grupo Financiero Galicia made capital contributions for Ps.30,9 million in favor of Agripay S.A. (equivalent to Ps.38,9 million as of December 2025), US$ 3 million in favor of Galicia Ventures LP, US$ 0.24 million to The Yield Lab Latam and US$ 0,5 million in favor of Vestly Group Corp.

Additionally, during January 2026, Grupo Financiero Galicia made a capital contribution for US$ 0,1 million in favor of Galicia Ventures LP. Likewise, during March and April 2026, Grupo Financiero Galicia made capital contribution for US$ 0.7 million in favor of Galicia Ventures Corp. Likewise, during April 2026, Grupo Financiero Galicia made a capital contribution of US$ 1.5 million in favor of Vestly Group Corp.

As of December 31, 2025, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.98.1 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.120,770.3 million and foreign currency and private negotiable obligations in an amount of US$103.2 million.
As of December 31, 2024, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.4 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.22,623.7 million (equivalent to Ps.29,762 million as of December 2025) and foreign currency and private negotiable obligations in an amount of US$102.1 million.

As of December 31, 2023, Grupo Financiero Galicia, on an individual basis, had cash and due from banks in an amount of Ps.4.1 million, short-term investments made up of special checking account deposits, mutual funds, and government securities in an amount of Ps.11,795 million (equivalent to Ps.33,788 million as of December 2025) and foreign currency in an amount of US$12.3 million.

    For a description of the notes issued by Grupo Financiero Galicia, see —Item 5.A. “Operating Results” —” Debt Programs”.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “Banco Galicia’s Liquidity Management-Banco Galicia Liquidity Management”.
B.2 Consolidated Cash Flows
Our consolidated statements of cash flows were prepared in accordance with IAS 7 (Statements of Cash Flows). See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023 included in this annual report.
As of December 31, 2025, on a consolidated basis, we had Ps.10,272,444 million in available cash (defined as total cash and cash equivalents), representing a Ps.529,397 million increase as compared to the Ps.9,743,047 million in available cash as of December 31, 2024.
As of December 31, 2024, on a consolidated basis, we had Ps.9,743,047 million in available cash (defined as total cash and cash equivalents), representing a Ps.383,251 million increase as compared to the Ps.9,359,796 million in available cash as of December 31, 2023.

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
The table below summarizes the information from our consolidated statements of cash flows for the fiscal years ended December 31, 2025, 2024 and 2023.

	December 31,
	2025	2024	2023
	(in millions of Pesos)
Net Cash generated by Operating Activities	(1,605,422)	4,607,866	4,776,239
Net Cash generated by/ (used in) Investment Activities	(222,929)	1,138,132	(234,496)
Net Cash generated by / (used in) Financing Activities	873,798	543,987	(658,195)
Exchange income on Cash and Cash Equivalents	3,779,295	1,619,765	2,962,146
Net increase in cash and cash equivalents	2,824,742	7,909,750	6,845,694
Monetary loss related to cash and cash equivalents	(2,295,346)	(7,526,499)	(9,321,387)
Cash and cash equivalents at the beginning of the year	9,743,048	9,359,796	11,835,489
Cash and cash equivalents at end of the year	10,272,444	9,743,047	9,359,796
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
Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2025.
i) Cash Flows from Operating Activities

	December 31,
	2025	2024	2023
	(in millions of Pesos)
Cash Flows from Operating Activities
Income before Taxes from Continuing Operations	303,852	2,886,963	1,555,536
Adjustment to Obtain the Operating Activities Flows:
Loan and other Receivables Loss Provisions	2,947,227	1,135,002	546,240
Depreciation Expenses	304,585	247,400	241,429
Loss on Net Monetary Position	1,511,508	3,137,295	4,349,995
Exchange rate differences on foreign currency	(250,597)	(203,693)	(1,754,810)
Other Operations	981,783	2,317,946	3,773,063
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss	396,686	(345,307)	(996,042)
Derivative Financial Instruments	(50,391)	95,620	(71,408)
Repurchase Transactions	(876,060)	732,277	43,490
Other Financial Assets	1,566,761	(1,763,802)	35,067
Net Loans and Other Financing
- Non-financial Public Sector	(6,090)	(9,278)	8,880
- Other Financial Institutions	(24,897)	255,631	(160,548)
- Non-financial Private Sector and Residents Abroad	(10,904,408)	(11,102,197)	1,674,977
Other Debt Securities	6,366	(376,032)	(2,247,265)
Financial Assets Pledged as Collateral	452,982	(716,469)	120,609
Investments in Equity Instruments	(69,035)	(33,698)	(10,542)
Other Non-financial Assets	(27,541)	(195,732)	(97,992)
Non-current Assets Held for Sale	9,544	(18,894)	(203)
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector	22,614	183,675	(182,537)
- Financial Sector	43,793	(6,657)	1,700
- Non-financial Private Sector and Residents Abroad	3,089,301	7,985,401	(2,576,399)
Liabilities at fair value through profit or loss	42,596	(129,911)	141,060
Derivative Financial Instruments	8,248	(24,967)	19,947
Other Financial Liabilities	(359,445)	547,572	554,167
Provisions	(402,346)	463,309	(33,078)
Other Non-financial Liabilities	32,145	743,767	216,592
Income Tax Collections/Payments	(354,603)	(1,197,355)	(375,689)
Net Cash used in / generated by Operating Activities	(1,605,422)	4,607,866	4,776,239
In fiscal year 2025, net cash used in operating activities taking into account the impact of inflation amounted to Ps.1,605,422 million, mainly due net cash used of Ps.10,904,408 million from loans and other financing from non-financial private sector and resident abroad. Such amount was offset by an increase of (i) Ps.3,089,301 million in cash generated from deposits from non-financial private sector and residents abroad, (ii) Ps.2,947,227 million increase in adjustments obtained from loan and other receivables loss provisions, (iii) Ps.981,783 million increase in adjustments obtained from other operations, and (iv) Ps.1,566,761 million cash generated in other financial assets.
In fiscal year 2024, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.4,607,866 million, mainly due to a Ps.7,985,401 million net increase in cash generated from deposits from the non-financial private sector and from residents abroad and Ps.547,572 million net increase in cash generated from other financial liabilities. Such amounts were offset by net cash used of Ps.11,102,197 million related to a net increase in loans and other financing from non-financial private sector and residents abroad.

In fiscal year 2023, net cash generated by operating activities taking into account the impact of inflation amounted to Ps.4,776,239 million, mainly due to a Ps.1,674,977 million net increase in cash generated from net loans and other financing to the non-financial private sector and to residents abroad and an increase from adjustments on loss on net monetary position for Ps.4,349,995 million. Such amounts were partially offset by net cash used of Ps.2,576,399 million related to deposits from non-financial private sector and residents abroad.
ii) Cash Flows from Investing Activities

	December 31,
	2025	2024	2023
	(in millions of Pesos)
Cash Flows from Investment Operations
Payments:
Purchase of PP&E and Intangible Assets (*)	(245,915)	(282,440)	(212,037)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures	(2,738)	(4,317)	(7,221)
Payments for business combinations	—	—	(31,940)
Collections:
Sale of PP&E and Intangible Assets	22,096	8,859	13,794
Dividends earned	3,628	5,941	2,908
Purchase of HSBC Argentina Holdings S.A. and subsidiaries net of cash acquired (**)	—	1,410,089	—
Net Cash generated / (used in) by Investment Activities	(222,929)	1,138,132	(234,496)
In fiscal year 2025, net cash used in investing activities amounted to Ps.222,929 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.245,915 million.
In fiscal year 2024, net cash generated in investing activities amounted to Ps.1,138,132 million and was mainly attributable to the purchase of HSBC Argentina Holdings S.A. and subsidiaries, which net of cash acquired was Ps.1,410,089 million. Such amount was partially offset by purchase of Property, Plant and Equipment (PP&E) and intangible assets for Ps.282,440 million.
In fiscal year 2023, net cash used in investing activities amounted to Ps.234,496 million and was mainly attributable to the acquisition of property, plant and equipment, intangible assets and other assets for Ps.212,037 million. Such amount was partially offset by funds received from the sale of property, plants and equipment, intangible assets and other assets for Ps.13,794 million.
iii) Cash Flows from Financing Activities

	December 31,
	2025	2024	2023
	(in millions of Pesos)
Cash Flows from Financing Activities
Payments:
Debt Securities	(941,317)	(280,207)	(450,290)
Loans from Local Financial Institutions	(2,009,392)	(1,106,251)	(961,743)
Dividends paid	(329,134)	(808,951)	(513,563)
Leases payments	(34,285)	(17,120)	(18,256)
Transactions costs related to issuance of shares	—	(1,288)	—
Collections:
Capital increase, net of issuance of shares	126,047	—	—
Debt Securities	1,704,506	1,413,381	214,908
Loans from Local Financial Institutions	2,357,373	1,344,423	1,070,749
Net Cash generated / (used in) by Financing Activities	873,798	543,987	(658,195)
In fiscal year 2025, net cash generated in financing activities amounted to Ps.873,798 million due to: (i) Ps.2,357,373 million from loans from local financial institutions and (ii) from the issuance of debt securities for Ps.1,704,506 million. Such amount was partially offset by payments on outstanding loans from local financial institutions for Ps.2,009,392 million during 2025.
In fiscal year 2024, net cash generated in financing activities amounted to Ps.543,987 million due to: (i) Ps.1,413,381 million from the issuance of debt securities and (ii) Ps.1,344,423 million received from loans from local financial institutions. Such amount was partially offset by: (i) payments on outstanding loans from local financial institutions for Ps.1,106,251 million during 2024.
In fiscal year 2023, net cash used in financing activities amounted to Ps.658,195 million due to: (i) Ps.961,743 million as consequence of payments of loans obtained from local financial institutions and (ii) Ps.450,290 million paid from the issuance of debt securities. Such amount was partially offset by: (i) funds provided by loans from local financial institutions for Ps.1,070,749 million and (ii) issuances of debt securities for Ps.214,908 million during 2023.
iv) Effect of Exchange Rate on Cash and Cash Equivalents
In fiscal year 2025, the effect of the exchange rate on consolidated cash flow amounted to Ps.3,779,295 million, a increase of Ps.2,159,530 million as compared to fiscal year 2024. The exchange rate as of December 31, 2025 was Ps.1,459.4167 per US$1.
In fiscal year 2024, the effect of the exchange rate on consolidated cash flow amounted to Ps.1,619,765 million, a decrease of Ps.1,342,381 million as compared to fiscal year 2023. The exchange rate as of December 31, 2024 was Ps.1,032.5000 per US$1.
In fiscal year 2023, the effect of the exchange rate on consolidated cash flow amounted to Ps.2,962,146 million, an increase of Ps.1,358,253 million as compared to fiscal year 2022. The exchange rate as of December 31, 2023 was Ps.808.4833 per US$1.
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
As of December 31, 2025, the consolidated gaps between maturities of Grupo Financiero Galicia's financial assets and liabilities based on contractual remaining maturity were as follows:

	December 31, 2025
	Less than one Year	1 –5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	2,614,674	—	—	—	2,614,674
Argentine Central Bank – Escrow Accounts	9,427,729	—	—	—	9,427,729
Overnight Placements in Banks Abroad	894,265	—	—	—	894,265
Loans – Public Sector	277,452	7,245	—	—	284,697
Loans – Private Sector	21,997,149	3,010,477	300,043	747,887	26,055,556
Government Securities	5,633,536	—	—	—	5,633,536
Notes and Securities	301,276	26,561	2,501	—	330,338
Financial Trusts	—	—	—	—	—
Receivables from Financial Leases	218	167	—	—	385
Other Financing	149,170	16,025	—	—	165,195
Government Securities Forward Purchase	319,280	—	—	—	319,280
Total Assets	41,614,749	3,060,475	302,544	747,887	45,725,655
Liabilities
Deposits in Savings Accounts	15,225,923	—	—	—	15,225,923
Demand Deposits	2,660,281	—	—	—	2,660,281
Time Deposits	9,600,089	335	—	—	9,600,424
Notes	1,830,417	480,339	—	—	2,310,756
Banks and International Entities	72,852	87,565	58,377	—	218,794
Local Financial Institutions	1,018,770	90,110	—	—	1,108,880
Other Financing	7,353,678	18,931	3,839	1,018	7,377,466
Total Liabilities	37,762,010	677,280	62,216	1,018	38,502,524
Asset / Liability Gap	3,852,739	2,383,195	240,328	746,869	7,223,131
Cumulative Gap	3,852,739	6,235,934	6,476,262	7,223,131
Ratio of Cumulative Gap to Cumulative Liabilities	10.2%	16.2%	16.8%	18.8%
Ratio of Cumulative Gap to Total Liabilities	10.0%	16.2%	16.8%	18.8%
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
Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2025, Banco Galicia’s liquidity structure was as follows:

December 31, 2025
(in millions of Pesos)
Legal Requirement	7,680,740
Management Liquidity	6,102,318
Total Liquidity	13,783,058
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

	As of December 31,
	2025	2024	2023
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity attributable to GFG	7,759,336	7,954,698	5,778,451
Shareholders’ Equity attributable to GFG as a Percentage of Total Assets	16.99	18.60	19.74
Total Liabilities as a Multiple of Shareholders’ Equity attributable to GFG	4.89	4.38	4.06
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	16.16	17.67	18.53
____________________
1)Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

B.5 Capital Expenditures
In the ordinary course of business, our capital expenditures are mainly related to fixed assets, construction and organizational and IT system development. Generally, our capital expenditures are not significant when compared to our total assets.
C. Research and Development, Patents and Licences
The company is not materially dependent on Research and Development, patents, or licenses.
D. Trend Information
See Item 5. “Operating and Financial Review and Prospects”-A.“Operating Results” – “Principal Trends”.
E. Off-Balance Sheet Arrangements
See Item 5. “Operating and Financial Review and Prospects”—A. “Operating Results”—“Off-Balance Sheet Arrangements” and “Contractual Obligations”.
Item 6.    Directors, Senior Management and Employees
A. Directors and Senior Management
Our Board of Directors
Our ordinary shareholders’ meeting took place on April 29, 2025. The following table sets out the members of our Board of Directors as of that date, the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	April 2028
Pablo Gutiérrez	Vice Chairman	December 9, 1959	Businessman	April 2003	April 2028
Federico Braun	Director	February 4, 1950	Businessman	September 1999	April 2026
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	April 2026
Sebastián Gutiérrez	Director	June 8, 1963	Businessman	April 2021	April 2027
Tomas Braun	Director	December 17, 1979	Businessman	April 2021	April 2026
Alejandro Asrin	Director	November 15, 1969	Lawyer	April 2021	April 2028
Claudia Estecho	Director	September 24, 1957	Accountant	April 2019	April 2027
Miguel Maxwell	Director	December 19, 1956	Accountant	April 2020	April 2027
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	April 2027
Ana M. Bertolino	Alternate Director	June 1, 1951	Lawyer	April 2019	April 2028
Pedro A. Richards	Alternate Director	November 14, 1952	Businessman	April 2021	April 2026
Daniel Llambias	Alternate Director	February 8, 1947	Businessman	April 2021	April 2026

The following is a summary of the biographies of the members of our Board of Directors:
Eduardo J. Escasany : Mr. Escasany holds a degree in Economics from the Catholic University of Argentina. He was appointed to the Board of Directors of Banco Galicia in 1975. In 1979, he was elected Vice Chairman, and from 1989 to 2002, he served as Chairman of the Board. He was Vice Chairman of the Argentine Banking Association from 1989 to 1993 and Chairman from 1993 to 2002. He was also the first Chairman of the Board of Directors of Grupo Galicia in 1999,

a position he renewed and has held since 2010. He is also a Board Member and Chairman of the Banco de Galicia y Buenos Aires Foundation (the “Foundation”).
Pablo Gutiérrez : Mr. Gutierrez holds a degree in Business Administration from the University of Buenos Aires. He has been with Banco Galicia since 1985, where he has held various positions. His areas of expertise at the Bank include, among others: Departmental Manager of Private Banking; Investment Department Manager; Risk Management Department Manager; Finance Manager; and Financial Area Manager. In April 2005, he was appointed a Director of Banco Galicia. On April 19, 2012, he was appointed Vice President of Banco Galicia, a position he held until April 2016. Mr. Gutierrez is a Director of Tarjetas Regionales S.A. and Naranja S.A.U. and a Lifetime Advisor to the Foundation. He served as an Alternate Director of Grupo Galicia from April 2003 until April 14, 2010, when he was elected as a Director. From 2010 to the present, he is Vice President of Grupo Financiero.
Federico Braun: Mr. Braun is an Industrial Engineer, graduated from the Faculty of Engineering at the University of Buenos Aires. He worked at Banco Galicia from 1984 to 2002. He is currently President of Estancia Anita, Importadora y Exportadora de la Patagonia, and Tarjetas del Mar, Vice President of the United Supermarkets Association (ASU) and the Argentine Business Association (AEA). He also serves as a board member of the Argentine Chamber of Commerce, representing ASU. He has been a member of the Board of Directors of Grupo Galicia since September 1999.
Silvestre Vila Moret : Mr. Vila Moret worked at Banco Galicia from 1997 until May 2002. He has been a member of the Board of Directors of Grupo Galicia since June 2002. He is also a Director of El Benteveo and Santa Ofelia.
Sebastián Gutiérrez : Mr. Gutiérrez holds a degree in Economics from the University of Buenos Aires. He joined Banco Galicia in 1988, where he held various positions. He was Private Banking Manager, International Sales Manager, and Executive Director of the Business Units in London and New York. In 2015, he was appointed General Manager of Galicia Seguros, a position he held until March 2021. He is currently a Director of Grupo Financiero Galicia, a position he has held since April 2021. He is also Chairman of Sudamericana Holding S.A.
Tomas Braun : Mr. Braun holds a Bachelor's degree in Economics from Torcuato Di Tella University, where he also earned a Master's degree in Finance. He also holds a Master of Business Administration from Stanford Graduate School of Business in the United States. He worked at Banco Galicia, where he held leadership roles in sales, marketing, and business development. For the past several years, he led product development as Director of Product at LendingFront, a New York-based Fintech startup. He is currently a Director of Grupo Galicia, a position he has held since April 2021. He is also a General Partner at Kalei Ventures, a venture capital firm that invests in early-stage startups in Latin America, and a Director of Tarjeta Naranja.

Alejandro Asrin : Mr. Asrin is a lawyer, a graduate of the National University of Córdoba, and a graduate of the Intensive Business Management Program at the Institute of Advanced Studies (IAE). He served as Vice President of Tarjeta Naranja from 1999 to 2002. Currently, he is a Director of Grupo Galicia, a position he has held since April 2021. He is also President of Tarjeta Naranja, Cobranzas Regionales S.A., Colores S.A., Dusner S.A., and Cafaliar S.A.; Vice President of Ruas Agropecuaria S.A.; a Director of Tarjetas Regionales and Grupo Financiero Galicia; and Vice President of Naranja Digital Compañía Financiera.

Claudia Estecho: Ms. Estecho graduated with a degree in Public Accounting from the University of Buenos Aires. She has also completed specialized training programs in Human Resources, Risk, and Executive Management at Austral University. She held various positions at Banco Galicia from 1976 to 2016 in the areas of Finance, Planning, and Risk Management. She was appointed a Director of Grupo Financiero Galicia in April 2019.
Miguel Maxwell: Mr. Maxwell is a Certified Public Accountant, graduated from the University of Buenos Aires. He completed postgraduate studies in the Senior Management Program at IAE Business School (Harvard Business School – University of Navarra). He developed his professional career at Deloitte where, after serving as an Audit Partner and leading the Audit business in Argentina, he reached the positions of CEO for Argentina and LATCO (15 countries) and a full member of the Board of Directors of Deloitte Touche Tohmatsu. He is currently a Director of Grupo Financiero Galicia, a position he has held since 2020. He is also Chairman of the Advisory Board of Llorente & Cuenca (LLYC), a Director of José M. Alladio e Hijos, a Statutory Auditor of LIAG Argentina and Importadora y Exportadora del Norte, a full member of the Boards of Directors of the Argentine Association of English Culture, the Champagnat Club, and the Rotary Club of Buenos Aires, and an Auditor of Accounts for the Harvard Club of Argentina.
Sergio Grinenco : Mr. Grinenco holds a Bachelor’s degree in Economics from the Catholic University of Argentina and a Master of Business Administration from Babson College, Wellesley, Massachusetts. He has been with

Banco Galicia since 1977. From October 1977 to April 1978, he worked in Financial Management, and between April 1978 and July 1979, he served as Head of the Financial Department. From October 1981 to August 1983, he held the position of Head of the Commercial Planning Department, followed by his role as Assistant Manager of Strategic Planning from August 1983 to July 1992. He later served as Investment Banking Manager from July 1992 to September 1998 and as Management Control Manager from September 1998 to May 2003.
From September 2001 to April 2003, he served as Alternate Director of the Bank, and from April 2003 to April 2012, he served as Vice President of the Bank. Mr. Grinenco served as Chairman of Banco Galicia from April 2012 until April 2026. He has also served as Alternate Director of Grupo Galicia since April 2003 and as Alternate Board Member of the Foundation.
Ana M. Bertolino : Ms. Bertolino is a lawyer, having graduated from the University of Buenos Aires. She joined Banco Galicia in 1972 and held positions in Wholesale Banking until 2009. She was appointed alternate director of Grupo Financiero Galicia in April 2019.
Pedro A. Richards: Mr. Richards holds a degree in Economics from the Catholic University of Argentina and a Master of Business Administration from the Sloan School of Management at the Massachusetts Institute of Technology. He joined Banco Galicia in 1990. He served on the Board of Directors of Galicia Capital Markets from 1992 to 1994 and as Vice President of Net Investment from 2001 to 2007. He also served as a Director of the National Development Bank (BANADE). In 2000, he was appointed General Manager of Grupo Financiero Galicia, a position he held until 2020. He served as Alternate Director of Grupo Financiero Galicia from 2003 to 2005, when he was appointed Director, a position he held until 2010. Subsequently, he was elected Director of Grupo Financiero Galicia from 2017 to 2021. He is currently Alternate Director of Grupo Financiero Galicia, a position he has held since April 2021. He is also a Director of Galicia Administradora de Fondos, and an Alternate Director of Sudamericana Holding, Galicia Seguros, Galicia Retiro, and Galicia Broker.
Daniel Llambias: Mr. Llambías is a Certified Public Accountant, a graduate of the University of Buenos Aires. He joined Banco Galicia in 1964. He was elected Alternate Director of Banco Galicia in 1997 and then as a Director from 2001 to 2009, when he was elected General Manager of Banco Galicia. In 2020, he was appointed Director of Grupo Financiero Galicia, a position he held until 2021. He also served as President of ADEBA from 2016 to 2017. He is currently an Alternate Director of Grupo Financiero Galicia, a position he has held since April 2021. He is also a Director of Tarjeta Naranja, Tarjetas Regionales, Galicia Seguros, and Galicia Retiro, and an Alternate Trustee of the Banco de Galicia y Buenos Aires Foundation.
Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors who act in the temporary or permanent absence of a director are currently four. The regular and alternate directors are elected by the shareholders at our annual general shareholders’ meeting.
Directors and alternate directors are elected for a maximum term of three years. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary.
Six of our directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.

The following table reflects certain data in respect of the diversity of Grupo Financiero Galicia’s Board of Directors.

Board Diversity Matrix (As of December 2025)
Country of Principal Executive Offices:			Argentina
Foreign Private Issuer			Yes
Disclosure Prohibited under Home Country Law			No
Total Number of Directors			13

	Female	Male		NonBinary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	11		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0
Our Audit Committee
Grupo Financiero Galicia complies with the provisions set forth by the Capital Markets Law and the regulations set forth by the CNV, which require that companies which make a public offering of shares should form an Audit Committee and develop a charter with regulations for its operation.
Accordingly, the Board of Directors established an Audit Committee with three members. For fiscal year 2025, Messrs. Claudia Estecho, Sebastián Gutiérrez and Miguel Maxwell were the members of the Audit Committee, with Claudia Estecho and Miguel Maxwell considered independent pursuant to the CNV and Nasdaq requirements. All members of the Audit Committee are financially literate and have extensive experience in management. Mr. Miguel Maxwell was the financial expert serving on our Audit Committee during fiscal year 2025.
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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 29, 2025. Terms expire when the annual shareholders’ meeting takes place or as set forth below.

Name	Position	Principal Occupation	Current Term Ends
Antonio Roberto Garcés	Syndic	Accountant	April 2026
Omar Severini	Syndic	Accountant	April 2026
José Luis Gentile	Syndic	Accountant	April 2026
Fernando Noetinger	Alternate Syndic	Lawyer	April 2026
Miguel Norberto Armando	Alternate Syndic	Lawyer	April 2026
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2026

The following is a summary of the biographies of the members of our Supervisory Committee:

Antonio Roberto Garcés: Mr. Garcés is a Certified Public Accountant, graduated from the University of Buenos Aires. He has been associated with Banco Galicia since 1959 and with Grupo Financiero Galicia since 2002. In April 1985, he was appointed Alternate Director of Banco Galicia. Subsequently, he was appointed Vice President of Banco Galicia in September 2001, Chairman of the Board of Directors of Banco Galicia from March 2002 to August 2002, and then Vice President again from August 2002 to April 2003, when he was elected Chairman of the Board of Directors of Banco Galicia, a position he held until 2011. From 2003 to 2010, he was Chairman of Grupo Financiero Galicia. From April 2012 to April 2019, Mr. Garcés served as a Director of Grupo Financiero Galicia. He was elected as Statutory Auditor of Banco Galicia and Grupo Financiero Galicia at the General Meeting held on April 25, 2019, and continues to serve in that capacity. In addition, he is the Principal Trustee of Naranja Digital Compañia Financiera S.A.U., Sudamericana Holding S.A., Galicia Seguros S.A.U., and Inviu S.A.U., among others. He is also the Principal Trustee of Electrigal S.A. and the Alternate Trustee of EBA Holding S.A.

Omar Severini: Mr. Severini is a Certified Public Accountant, graduated from the University of Belgrano, with experience in Branch, International, and Internal Audit areas of Financial Institutions. He holds a Master's degree in Finance with a focus on capital markets from UCEMA. He joined Banco Galicia in July 1978, serving as an administrative assistant and area manager until 1986; from 1987 to 1997 in the Audit Management - Branch Audit; from 1998 to July 1999 as a Senior in the International Area; from August 1999 to 2005 as Coordinator of the Audit Sectors, Audit Management Staff; from 2005 to 2009 as Audit Management Staff; and from 2009 to 2017 as Internal Audit Manager. He is currently the Principal Trustee of Banco Galicia and Grupo Financiero Galicia, positions he has held since 2017. Additionally, he is the Principal Trustee of Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañía Financiera, Inviú, Galicia Securities, Galicia Seguros, among others.

José Luis Gentile: Mr. Gentile graduated as a Certified Public Accountant from the University of Buenos Aires in 1982. He served as Administration and Finance Manager of Grupo Galicia from September 2000 until March 2017, when he was elected as a principal auditor of Grupo Financiero Galicia and Banco Galicia, positions he currently holds. He is also a principal auditor of Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañía Financiera, Inviú, Galicia Securities, Galicia Seguros, among others.

Fernando Noetinger: Mr. Noetinger is a lawyer, graduated from the University of Buenos Aires. He served as Alternate Trustee between September 1999 and June 2002. He is currently Alternate Trustee of Grupo Galicia and Banco Galicia, a position he has held since April 2006. Mr. Noetinger is also Chairman of Arnoar S.A. and Alternate Trustee of Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañía Financiera, Inviú, Galicia Securities, Galicia Seguros, among others.

Miguel Norberto Armando: Mr. Armando is a lawyer, graduated from the University of Buenos Aires. He currently serves as the principal trustee of EBA Holding S.A. and Electrigal S.A., and as the alternate trustee of Grupo Financiero Galicia, Banco Galicia, Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañía Financiera, Inviú, Galicia Securities, Galicia Seguros, among others.

María Matilde Hoenig: Ms. Hoenig is a lawyer, a graduate of the University of Buenos Aires, and held various positions at Banco Galicia from 1971 to 2009. She currently serves as alternate trustee for Grupo Financiero Galicia and

Banco Galicia. Additionally, she is an alternate trustee for Tarjetas Regionales, Tarjeta Naranja, Naranja Digital Compañía Financiera, Inviú, Galicia Securities, Galicia Seguros, among others.

Grupo Galicia´s Executive Officers

Our organizational structure consists of a Chief Executive Officer who reports to the Executive Committee, and to the Board of Directors, a Chief Financial Officer (CFO), Chief Risk Officer (CRO), Chief Legal Officer (CLO), Chief Human Resources Officer (CHRO) and Investor Relations Officer (IRO), each of whom reports to the Chief Executive Officer.
The Chief Executive Officer’s primary responsibilities include implementing the policies established by the Executive Committee and the Board of Directors, as well as providing recommendations to the Committee regarding future plans, budgets, and organizational structure for consideration by the Board. He is also responsible for supervising the CFO, CRO, CLO, CHRO, and IRO.

The Chief Financial Officer is responsible for designing the financial and budget planning framework to be consideration by the Executive Committee, including proposing the framework of financial policies, proposing and developing strategies of new businesses for GFG, monitoring the budget of controlled and investee companies, designing and proposing to the Executive Committee policies related to tax, and accounting services for GFG and its subsidiaries and investees, and supervising and coordinating the operation of GFG’s administrative structure.

The Chief Risk Officer is responsible for advising on the design of GFG’s risk management strategy and proposing to the Executive Committee the risk policies for subsidiaries, supervising risk management considering current regulations, and monitoring regulatory compliance with respect to controlled and investee companies, credit rating process, and fraud prevention. The Chief Risk Officer also oversees the organization’s regulatory compliance, ensuring that all legal requirements are met and that appropriate policies and controls are effectively implemented.

The Chief Legal Officer is responsible for providing strategic legal advice to senior leadership and executive team members on matters that affect the company and its operations. This role develops and manages legal policies and procedures to ensure compliance with applicable laws and regulations, identifies and assesses legal risks associated with the company’s activities, and designs strategies to mitigate those risks.

The Chief Human Resource Officer is responsible for ensuring business continuity by leading the attraction, retention, development, and mobility of GFG’s strategic management and critical talent. This includes defining Group‑wide Talent and Compensation policies for strategic roles, succession planning, executive compensation, setting the guidelines for strategic leadership incentive plans, identifying the Group’s Top 100 talent, and managing their mobility, diversity, career, and succession processes, while monitoring key metrics such as compensation, development, and attrition.

The Investor Relations Officer is responsible for coordinating the institutional and investor relations activities at GFG.

Our Chief Executive Officer is Mr. Fabian Kon. Mr. Kon is a Certified Public Accountant, graduated from the University of Buenos Aires (Argentina), and completed the CEO Program at Northwestern University’s Kellogg Graduate School of Management (United States). Before joining Banco Galicia, he worked at Pistrelli Díaz y Asociados, Accenture, Exolgan, and Tradecom. He served as General Manager at Galicia Seguros from 2006 until February 2014. In March 2014, he was appointed Area Manager of Retail Banking, a position he held until April 2016, when he was appointed General Manager of Banco Galicia. He served in that role until September 2025. In July 2020, he was appointed General Manager of Grupo Financiero Galicia. Mr. Kon is also Chairman of Sudamericana Holding, Vice President of Regional Cards, and a Director of Tarjeta Naranja.

Our Chief Financial Officer is Mr. Gonzalo Fernandez Covaro. Gonzalo Fernández Covaro is a Certified Public Accountant and holds a degree in Business Administration from the Universidad del Museo Social Argentino (UMSA). He worked as a Senior Auditor in the Financial Institutions Department of Pistrelli, Díaz y Asociados (Arthur Andersen) from 1994 to 1999. He then served as Controller at GE Compañía Financiera S.A. from 1999 to 2001. From 2001 to 2008, he was Chief Financial Officer (CFO) of GE Capital Bank S.A. in Mexico, and from 2008 to 2012, Chief Financial Officer (CFO) of HSBC Bank Panama. He also served as Chief Financial Officer (CFO) of HSBC Group Argentina from 2012 to 2024. During that period, he also held the following positions: Vice President of HSBC Bank Argentina; and Director of HSBC Argentina Holdings S.A. Vice President of HSBC Life Insurance (Argentina) S.A. and HSBC Retirement Insurance (Argentina) S.A.; President of Máxima S.A. AFJP (in liquidation); and Vice President of HSBC Participaciones

(Argentina) S.A. In January 2025 he was appointed Managing Director of the Finance & Strategic Planning of Banco Galicia and, in February 2025, Chief Financial Officer (CFO) of Grupo Galicia.

Our Chief Risk Officer is Mr. Ezequiel Valls. Ezequiel Valls is an Industrial Engineer, graduated from the Buenos Aires Institute of Technology (ITBA), and holds a postgraduate degree in Finance from Torcuato Di Tella University. He has worked at Banco Galicia since 2011, where he has held various roles in Retail Banking and Planning. In May 2024, he was appointed Managing Director of Risk, a position formerly known as Area Risk Manager. In August 2024, he was appointed Chief Risk Officer (CRO) of Grupo Financiero Galicia. He currently holds these positions.

Our Chief Legal Officer is Mr. Esteban Tresserras. Esteban Tresserras holds a Law degree from the University of Buenos Aires (UBA) and completed postgraduate studies in Business Administration at Torcuato Di Tella. He has also pursued specialized training in Compliance, Corporate Governance, and Regulatory Frameworks through programs at leading local and international institutions. He developed his professional career across the financial and corporate sectors, holding senior roles in Legal, Regulatory Affairs, and Compliance. In 2025, Mr. Tresserras joined Grupo Financiero Galicia, and was appointed Chief Legal Officer of Grupo Financiero Galicia, a position he currently holds.

Our Chief Human Resource Officer is Mr. Flavio Dogliolo. Flavio Dogliolo holds a degree in Business Administration from the Catholic University of Argentina. He also has an MBA from IAE Business School (Austral University), completed a Senior Management Program at the University of San Andrés, and a postgraduate degree in High Performance Leadership from IMD Lausanne (Switzerland). He has been with Grupo Financiero Galicia since 1998. He served as Product and Segment Manager for Personal Banking from 1998 to 2001. He then became Regional Manager for Córdoba and Northwest Argentina from 2001 to 2007, and Director of Tarjeta Naranja (Orange Card) from 2003 to 2008. Later, he held the position of Regional Manager from 2007 to 2009 and subsequently served as Branch Manager for the entire country from 2009 to 2015. In 2015, he was appointed Area Manager of Customer Experience. He subsequently served as General Manager of Galicia Seguros from 2021 to 2023. Since May 2023, he has held the position of Managing Director of People, formerly known as Area Manager of People. Since December 2025, he has been Chief People Officer (CPO) of Grupo Galicia.

Our Investor Relations Officer is Mr. Pablo Firvida. Pablo Firvida is an Industrial Engineer, graduated from the University of Buenos Aires. He earned a Master's degree in Finance from the University of CEMA and attended the Management Development Program at IAE Business School. He worked as an Economic Analyst at Compañía General de Combustibles from 1990 to 1992. Subsequently, he was an Investment Banking Associate at Banco General de Negocios from 1992 to 1996. He joined Banco Galicia in 1996, where he worked in the Capital Markets department until 2003. He was then appointed Investor Relations Manager for Grupo Financiero Galicia, a position he held until 2008. From 2008, he assumed the role of Investor Relations Manager for Banco Galicia, and in 2014, he became Head of Institutional and Investor Relations. Since 2020, he has served as Manager of Institutional and Investor Relations for Grupo Galicia.

Grupo Galicia's strategic direction

Our Strategic Management team performs management functions focused on the Group's specific business plans and goals in a comprehensive and coordinated manner. It has the function of promoting synergies between the holding companies and consolidating a shared vision of long-term sustainable value creation.

It consists of Grupo Galicia's Chief Executive Officer and Banco Galicia, Naranja X, Galicia Seguros e Inviu Chief Executive Officers.

Our Chief Executive Officer is Mr. Fabian Kon. Plese see - "Management of Grupo Galicia".

Banco Galicia's Chief Executive Officer is Diego Hernán Rivas. Diego Rivas holds a degree in Business Administration from the Universidad Argentina de la Empresa (UADE). He completed postgraduate studies in Finance at the Centro de Estudios Macroeconomicos Argentinos (CEMA). He also completed executive development programs at IMD (Switzerland), IAE Business School, and Universidad de San Andrés, as well as a postgraduate degree in Risk Management from the Wharton School (Pennsylvania). He has been with Banco Galicia since 1987, where he held positions in the Profitability and Resource Allocation Department and the Finance Department. He then served as Financial Manager for Regional Cards until January 2014. At that time, he was appointed General Manager of CFA, a position he held until 2016. From May 2016 to March 2021, he was Risk Managing Director at Banco Galicia, and between July 2020 and March 2021, he also served as Chief Risk Officer (CRO) of Grupo Galicia. In March 2021, he was appointed Finance and Strategic Planning Managing Director at Banco Galicia and Chief Financial Officer (CFO) of Grupo Galicia, positions he held until December 2024 and February 2025, respectively. In May 2024, he assumed the role of Markets Managing Director, previously known as Financial Banking, at Banco Galicia, a position he held until September 2025, when he was appointed CEO of Banco Galicia.

Naranja X's Chief Executive Officer is Pablo Caputto. Pablo Caputto is a Certified Public Accountant, graduated from the University of Buenos Aires. He holds a Master’s degree in Finance from Torcuato Di Tella University and completed the Senior Management Program at Universidad de San Andrés.Between 2009 and 2011, he served as Head of Fixed Income at Banco Galicia and subsequently held the position of Treasury Manager at the same institution until 2015. From 2016 to 2018, he served as Chief Executive Officer of Compañía Financiera Argentina S.A. (Efectivo Sí).Thereafter, between 2018 and 2021, he held several leadership roles in corporate banking and digital products for companies at Banco Galicia, and during that period also served as a member of the Board of Directors of Interbanking S.A. In 2021, he was appointed Chief Executive Officer (CEO) of Naranja X, a position he currently holds.

Galicia Seguros's Chief Executive Officer is Geronimo Fresco. Geronimo Fresco holds a degree in Economics from the Universidad Argentina de la Empresa (UADE) and completed an Senior Management Development Program (PDD) at Universidad Austral. He began his professional career at Grupo Financiero Galicia more than 25 years ago, initially in the branch network and subsequently leading teams in Corporate Banking. In 2017, he joined the Structured Finance and Project Finance area, and in 2019, he was appointed Head of Segment and Planning within the Wholesale Banking business. In 2023, he joined Galicia Seguros as Strategy and Integration Manager. In January 2025, he was appointed Chief Executive Officer (CEO) of Galicia Seguros, a position he currently holds.

Inviu's Chief Executive Officer is José Miguens. José Miguens is an Industrial Engineer, graduated from the University of Buenos Aires, and holds a Master’s degree in Operations Management from Austral University. He began his professional career in supply chain and operations-related roles, having worked at Danone between 2014 and 2016 in analytical and process management positions. He later joined Groupe PSA, where he served as Supply Chain Analyst between 2016 and 2017 and subsequently as Lead Project Manager from September 2017 to December 2018. Thereafter, he joined McKinsey & Company, where he served as Fellow Associate from December 2018 to November 2019 and later as Associate from December 2019 to August 2020, leading Service Operations projects within the financial services industry. He is a founding member of Inviu and joined the company in 2020. Between August 2020 and April 2022, he served as Chief Operating Officer (COO), with responsibility over the Operations, Commercial, Business and Marketing teams. He subsequently served as Chief Commercial Officer (CCO) from February 2022 to July 2024. In June 2024, he was appointed Chief Executive Officer (CEO) of Inviu, a position he currently holds.

Board of Directors of Banco Galicia
At the ordinary shareholders’ meeting held on April 15, 2026 the size of Banco Galicia’s board of directors was set at six members and two alternate directors. The following table sets forth the members of Banco Galicia’s board of directors as of the date hereof, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 430, 24th floor (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Gastón Bourdieu	Chairman of the Board	August 31, 1956	Agricultural Administration	April 2018	December 2028
Guillermo Juan Pando	Vicechairman	October 23, 1948	Banker	September 2001	December 2028
María Elena Casasnovas	Director	May 10, 1951	Lawyer	April 2016	December 2027
Juan Carlos L´Afflitto	Director	September 15, 1958	Accountant	April 2016	December 2027
Verónica Lagos Mármol	Director	November 14, 1972	Economist	April 2020	December 2028
Miguel Angel Peña	Director	January 22, 1962	Systems	April 2021	December 2026
Augusto Zapiola Macnab	Alternate Director	June 27, 1947	Economist	April 2013	December 2027
Carlos Lopez	Alternate Director	December 27, 1959	Foreign Trade	April 2026	December 2028

____________________
(1)In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mrs. Casasnovas and Lagos Mármol are an independent directors. Mrs. Casasnovas and Lagos Mármol are also an independent directors in accordance with the Nasdaq rules.
(2)In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Zapiola Macnab and Lopez are independent alternate directors. We would replace the independent director in case of vacancy. Messrs. Zapiola Macnab and Lopez are also independent directors in accordance with the Nasdaq rules.
The following are the biographies of the members of the board of directors of Banco Galicia:
Gastón Bourdieu: Mr. Bourdieu holds a degree in Agricultural Administration from UADE University. He joined Banco Galicia in May 1981 as a junior professional in the Credit Department. From 1983 to 1988, he served as Branch Manager for the Concordia and Tucumán branches. Subsequently, he was appointed Zonal Manager for Zone XIII; in 1994, he was appointed Departmental Deputy Manager of Project Development and Operational Control, and in 1997, he was appointed Departmental Branch Manager. Two years later, he was appointed Manager of SMEs and Agriculture. In 2004, he was appointed Corporate Banking Manager, a position he held until August 31, 2009, when he was appointed Wholesale Banking Manager. On March 31, 2014, he was appointed Area Manager of Integrated Corporate Services. He was appointed a Director of the Bank at the Ordinary and Extraordinary General Meeting held on April 24, 2018. In April 2016, he was appointed Chairman of the Board of Directors of Banco Galicia. He also serves as an alternate Director at Distrocuyo and as an alternate member of the Board of Directors of the Banco Galicia Foundation.
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
Verónica Lagos Mármol: Ms. Mármol Lagos obtained a degree in Economics from the University of San Andrés and a Master's degree in Finance from the University of CEMA. Verónica joined Banco Galicia in 1995 as a Planning and Strategy Analyst, subsequently holding various positions in Investment Banking until 2012. Additionally, she served as a Director at Capital Management Tarsus until 2016. In 2020, she was appointed Alternate Director of Banco Galicia, and in April 2026, she was appointed Director of Banco Galicia.
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
Carlos Lopez: Mr. Carlos López holds a degree in Foreign Trade from Universidad Argentina de la Empresa (UADE). He completed a Postgraduate Program in Banking Management at IAE Business School, UniversiHe began his professional career at Banco de Crédito de Cuyo, where he served as Senior Analyst in Foreign Trade Operations between 1980 and 1981. In February 1982, he joined Banco de Galicia, where he developed an extensive professional career until 2021. During that period, he served as Departmental Deputy Manager from February 1982 to July 2003, International

Banking Relationship Manager from August 2003 to April 2005, Head of the International Finance Department from May 2005 to September 2009, and Head of Financial Institutions from October 2009 to February 2021. In April 2026, he was appointed Alternate Director of Banco Galicia.
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

Name	Position	Principal Occupation	Current Term Ends
Antonio Roberto Garcés	Syndic	Accountant	April 2026
Omar Severini	Syndic	Accountant	April 2026
José Luis Gentile	Syndic	Accountant	April 2026
Fernando Noetinger	Alternate Syndic	Lawyer	April 2026
Miguel Norberto Armando	Alternate Syndic	Lawyer	April 2026
María Matilde Hoenig	Alternate Syndic	Lawyer	April 2026
For the biographies of Messrs., Omar Severini, José Luis Gentile, Antonio R. Garces, Fernando Noetinger and Miguel N. Armando and María Matilde Hoening, see “—Our Supervisory Committee”.
Banco Galicia’s Executive Officers
On August 6, 2025, Mr. Diego Hernán Rivas was appointed as the Chief Executive Officer of Banco Galicia. The Chief Executive Officer is responsible for implementing the strategic goals established by Banco Galicia’s Board of Directors and coordinating with the Managers of the Bank’s Divisions. Mr. Rivas reports to the Board of Directors.
Diego Hernan Rivas: please see “— Grupo Galicia's strategic direction”

As of the date of this annual report, the following divisions and department managers report to Banco Galicia’s Chief Executive Officer:

Division	Manager
Wholesale Banking	Marcelo Eduardo Iraola
Retail Banking	Juan Ignacio Talento
Markets	Federico Alcalde Bessia
Risk	Ezequiel Valls
Product	Jose Maria Borrajo
Technology	Erico Behmer
People	Flavio Dogliolo
Finance & Strategic Planning	Gonzalo Fernández Covaro
Wholesale Banking Area Management: It is responsible for gaining a broader understanding of the business segment and ensuring greater alignment with the current situation and future prospects. Their main responsibilities are to design, plan, and implement the vision, strategies, policies, and objectives for the Wholesale Banking business and for each customer segment and product, as well as to define and monitor sales targets. This ensures that these targets competitively meet market demands and align with the Bank's strategic objectives, guaranteeing volume, profitability, quality, and customer satisfaction within established risk levels.
Retail Banking Area Management: It is responsible for facilitating the decision-making process, improving commercial effectiveness, and fostering a stronger customer focus. Their primary responsibilities are to design, plan, and implement the vision, strategies, policies, and objectives for the Retail Banking business and for each customer segment and distribution channel, as well as to define and monitor sales targets. This ensures that these targets competitively align with market demands and the Bank's strategic objectives, guaranteeing volume, profitability, quality, and customer satisfaction within established risk levels.
Markets Area Management: It is responsible for managing the Bank's financial position, negotiating rates, funds, incentives, and campaigns with various departments, and providing regulatory, technical, and informational support for asset and liability management. This ensures control over liquidity, interest rate, currency, and market risks, as well as compliance with current policy and legal provisions. Furthermore, this role is responsible for planning, proposing, and implementing the strategy for developing and maintaining business relationships with international banks, international organizations, international investment funds, and binational chambers of commerce. The goal is to strengthen the Bank's image in international markets and guarantee the smooth operation of international business in accordance with the organization's established growth and profitability objectives.
Risk Area Management: It is responsible for implementing an effective risk management system that adheres to global best practices and optimizing the credit process to provide superior customer service. It includes actively and comprehensively monitoring and managing the various risks of the bank and its subsidiaries, and systematically evaluating and controlling the operational risks assumed by the bank to ensure adequate policies, procedures, and systems are in place to minimize them. Furthermore, this role encompasses ensuring compliance with policies, the credit rating process, and fraud prevention measures, guaranteeing the quality of the retail portfolio; designing and auditing mass decision-making tools; making decisions regarding the use and development of credit scoring models; directing actions to align with retail business strategies; and supporting the retail segment by making recommendations on business opportunities, in accordance with the strategic vision and both internal and external policies, thus acting as the bank's first line of defense within this segment. Through the Compliance Area, it is responsible for advising and determining the conduct to be followed for the Bank's business within the current regulations, in order to control internal and external regulatory compliance.
Product Area Management: It is responsible for designing, developing, and evolving customer-centric digital products that generate sustainable value, promoting financial inclusion, and positioning the bank as a leader in innovation within the financial ecosystem. It also involves integrating all bank operations into a single area to improve the efficiency of operational processes.

Technology Area Management: It is responsible for driving the bank's digital evolution through innovative, secure and scalable technological solutions that improve the customer experience, optimize operational efficiency and enable new sustainable business models.
People Area Management: It is responsible for attracting and developing new talent, fostering a motivating work environment, and maintaining an excellent work atmosphere. It also faces the challenge of aligning the employee value proposition with the workplace.
Finance & Strategic Planning Area Management: It is responsible for planning, coordinating, and controlling the development and maintenance of budgeting, planning, accounting, and tax activities to ensure that management has the information necessary for decision-making and management control, and to meet the Bank's information requirements. It also includes ensuring the availability of information that enables the Bank to obtain long-term and strategic financing. Furthermore, this role is responsible for coordinating, planning, and controlling compliance with the liquidity, interest rate, and currency mismatch strategy within established policy limits, and for formulating proposals to the ALCO (Association of Financial Advisors) regarding the management of these mismatches to maximize results within policy constraints.

Department	Manager
Internal Audit	Fernando Lapajne
Prevention of Money Laundering	Teresa del Carmen Piraino
Internal Audit Departmental Management: Its responsibility is to evaluate and monitor the effectiveness of internal control systems in order to ensure compliance with applicable laws and regulations.
Money Laundering Prevention Departmental Management: Its responsibility is to coordinate and supervise compliance with the policies established by the Board of Directors regarding the control and prevention of money laundering and terrorist financing, ensuring compliance with current regulations and international standards.
The following are the biographies of Banco Galicia’s senior executive officers mentioned above:
Marcelo Eduardo Iraola: Marcelo Iraola is a lawyer, a graduate of the University of Buenos Aires. He completed postgraduate studies in Business Administration at IAE Business School. He also completed executive development programs at the University of San Andrés and Torcuato Di Tella University. He has worked at Banco Galicia since 1988, where he has held various positions in Retail and Wholesale Banking. His most recent position was Manager of Corporate Banking, Capital Markets, and Investment Banking. In December 2017, he was appointed Managing Director of Wholesale Banking, a role formerly known as Wholesale Managing Director. Mr. Iraola is also Chairman of Galicia Warrants S.A. and Agri Tech Investments S.A.U.
Juan Ignacio Talento: Juan Ignacio Talento is an Industrial Engineer, graduated from the University of Buenos Aires. He completed a leadership development program at Stanford University. He also completed a financial technology program at Harvard University, an investment appraisal program at Ethan Hathaway (Singapore), and a management development program at IAE Business School. He began his professional career in 2005 at Tenaris Argentina as an Industrial Planning Analyst. He later served as Industrial Planning Coordinator at Tenaris Indonesia and concluded his time with the company as Strategic Planning Manager for Southeast Asia. In 2019, he joined Mercado Libre as Product Manager and, later, as Senior Business Development Manager at Mercado Pago. In 2022, he joined Naranja X as Business Development Director. He then assumed the position of Director of User Experience, Product, and Business Development. Since September 2025, he has served as Managing Director of Retail Banking at Banco Galicia.
Federico Alcalde Bessia: Federico Alcalde Bessia is an actuary, a graduate of the University of Buenos Aires, and a CFA Charterholder. He began his career at HSBC in 2007, where he served as a Senior Trader in the Rates business of Global Markets and later as a Senior Trader in Markets Treasury. He subsequently held the position of Head of Trading and Global Markets and, later, Head of Markets and Securities Services at HSBC Bank Argentina. He also served as Portfolio Manager and Quantitative Analyst at HSBC Asset Management, with responsibility for institutional client portfolios. In December 2024, he was appointed Head of Trading and Global Markets at Banco Galicia. Since September 2025, he has served as Managing Director of Markets at Banco Galicia and as a Director at A3 Mercados.
Ezequiel Valls: please see “— Management of Grupo Financiero Galicia”

Jose Maria Borrajo: Jose Borrajo is a Certified Public Accountant, graduated from the National University of Mar del Plata. He joined Galicia in 1997, where he worked in Commercial and Business Banking. In 2015, he joined the Customer Experience Management team. In 2019, he assumed the role of Lending Tribe Leader, a position he held until 2021, when he was appointed Collections and Payments Tribe Leader, with responsibility for the design, evolution, and performance of B2B payment products. In 2023, he became Head of Wholesale Business Development, leading the definition and execution of the Wholesale Banking business and commercial strategy. In March 2026, he was appointed Managing Director of Product.
Erico Behmer: Erico Behmer holds a degree in Computer Science from the University of Palermo and an Executive Postgraduate Diploma in Artificial Intelligence from IESE Business School in Barcelona (2024). He began his career at BNP Paribas Cardif, where he served as IT Development & BI Manager from September 2012 to August 2013. In September 2013, he was appointed CIO, with responsibility for the Development, Infrastructure, Cybersecurity, and Business Intelligence teams. In August 2018, he joined Grupo Financiero Galicia as CIO of Galicia Seguros, and in September 2022, he became CIO of Banco Galicia. Since September 2025, he has served as Managing Director of Technology at Banco Galicia, as a member of the Executive Committee. He leads the technology and data strategy, digital transformation, adoption of artificial intelligence, and infrastructure modernization, with a focus on efficiency, security, and scalability.
Flavio Dogliolo: please see “— Management of Grupo Financiero Galicia”
Gonzalo Fernández Covaro: please see “— Management of Grupo Financiero Galicia”.
B. Compensation
Compensation of Our Directors

Compensation for the members of the Board of Directors is determined by the shareholders at the shareholders’ meeting once the fiscal year has ended. Directors are paid an annual fee based on the functions and may receive partial advance payments during the year.

At the ordinary shareholders’ meeting held on April 29, 2025, the compensation for the Board of Directors was set at Ps.5,574,271,749 (nominal value) for the year ended December 31, 2024. For fiscal year 2025, a proposal was made to the next shareholders meeting, scheduled for April 28, 2026, to set compensations for the Board of Directors at Ps.5,675,500,000 (nominal value).
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
For the fiscal year 2025, at the ordinary shareholders meeting held on April 15, 2026, the compensation for the directors of Banco Galicia was set for a total of Ps.829,098,951.00 (nominal value).

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
C. Board Practices
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
D. Employees
The following table shows the composition of our employees:

	As of December 31,
	2025	2024	2023
Grupo Financiero Galicia	1	1	1
Banco Galicia	6,302	5,675	5,765
Branches	3,631	3,352	2,525
Head Office	2,671	2,323	3,240
Galicia Más	—	3,104	—
Naranja X	2,660	2,693	2,673
Fondos Fima	30	27	32
Sudamericana	875	697	815
Other Subsidiaries	211	243	203
Total	10,079	12,440	9,489
Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2025, approximately 41% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2025, approximately 61% of Naranja X’s work force was party to the merchant union’s Collective Bargaining Agreement No.130/75 applicable to trade employees and 3% of which were members of a labor union.
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

During the 2025 fiscal year, the banking union and the retail workers' union renegotiated their respective collective bargaining agreements. The annual agreement reached with the banking union resulted in a 31.5% salary increase, granted in stages based on December 2024 wages. The cumulative adjustments granted were as follows: January 2.2%, February through August 19.5%, September 2.1%, October 2.3%, November 2.5%, and December 2.8%.

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
E. Share Ownership
For information on the share ownership of our directors and executive officers as of March 31, 2026, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders”.
F. Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A. Major Shareholders
As of March 31, 2026, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2026, we had 1,606,253,729 shares outstanding composed of 281,221,650 class A shares and 1,325,032,079 class B shares.
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación Banco de Galicia y Buenos Aires. As of March 31, 2026, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 17.5% of our total outstanding shares) and 7.9% of our class B shares (or 6.5% of our total outstanding shares), therefore directly and indirectly owning 24% of our shares and 55.3% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2026, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650	100	51.5
Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York Mellon (1)	549,112,080	41.4	20.1
ANSES	360,987,025	27.2	13.2
EBA Holding Shareholders (2)	104,553,883	7.9	3.8
(1)Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York Mellon is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)No member holds more than 2.0% of the capital stock.

Based on information that is available to us, the table below sets forth, as of March 31, 2026, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	Class	% of Capital	% of Total Votes
The Bank of New York Mellon	549,112,080	B	34.2	20.1
EBA Holding S.A.	281,221,650	A	17.5	51.5
ANSES.	360.987.025	B	22.5	13.2
EBA Holding Shareholders.	104,553,883	B	6.5	3.8
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
As of March 31, 2026, we had 148 identified United States record shareholders (not considering The Bank of New York), of which 41 held our class B shares and 107 held our ADSs. Such United States holders, in the aggregate, held approximately 233 million of our class B shares, representing approximately 14.5 % of our total outstanding capital stock as of such date.
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
The following table presents the aggregate amounts of total financial exposure of Grupo Galicia to related parties, the number of recipients, the average amounts and the maximum assistance as of the end of the two fiscal years ended December 31, 2025 and 2024, and as of February 28, 2026, the last date for which information is available.

	February 28,	December 31,
	2026(1)	2025	2024
	(in millions of Pesos, except as noted)
Total Financial Exposure	37,775	47,605	60,091
Number of Recipient Related Parties	363	363	326
Individuals	319	319	269
Companies	44	44	57
Average Amount of Financial Exposure	131	131	185
Maximum Assistance	1,910	1,911	18,355
____________________
(1)Currency value on February 28, 2026.
Financial Assistance to Directors, Officers, and Related Parties
The financial assistance granted to our directors, officers and related parties by Banco Galicia was provided in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for compa rable transactions with other non-related parties. This assistance did not involve more than the normal risk of collectability or present other unfavorable features.
Agreements with Galicia Seguros
In June 2011, Banco Galicia entered into an agreement with Galicia Seguros S.A.U., a company indirectly controlled by Grupo Financiero Galicia, to offer insurance products on behalf of Galicia Seguros S.A.U. In accordance with SSN Resolution No. 38,052, which regulates the activities of insurance agents, on July 31, 2014, Banco Galicia accepted Galicia Seguros' proposal to act as its insurance agent and to provide administrative services related to insurance operations. It is important to note that the current contracts have a one-year term with automatic renewal.

In July 2017, Banco Galicia entered into an agreement with Galicia Broker Asesores de Seguros S.A., whereby Galicia Broker provides technological and operational support services to the insurance banking business. This agreement has been renewed and remains in effect.

Subsequently, Banco Galicia entered into further agreements with the same purpose with the insurers Seguros Galicia S.A. and GGAL Seguros S.A., following their acquisition by Grupo Financiero Galicia. Banco Galicia also entered into an annual agreement whereby Galicia Seguros S.A.U., and later Seguros Galicia S.A., insured Banco Galicia for the outstanding balances of certain loans in the event of the death of its clients. These agreements included automatic deferral of payments and were considered related-party transactions, in accordance with Article 72 of the Capital Markets Law.
Leasing Operations with Naranja
On November 15, 2007, Tarjeta Naranja S.A.U. (“TN”) entered into a leasing agreement with Banco Galicia for a property located in the city of Río Grande (Tierra del Fuego Province) for Ps.1.1 million, with a maturity date of September 21, 2018. The applicable interest rate was equivalent to the adjusted survey rate for private banks plus a margin of 5.5%. On February 19, 2020, the transfer of ownership of the property to TN was formalized in fulfillment of the leasing agreement.

On July 25, 2008, TN entered into two new leasing agreements with Banco Galicia for two properties located in the city of Córdoba, Argentina, for a total amount of Ps.12 million, with expiration dates of August 25, 2018, and August 7, 2020. On October 31, 2012, TN entered into an additional leasing agreement with Banco Galicia for another property located in the city of Córdoba, Argentina, for a total amount of Ps.15 million, with an expiration date of November 30, 2022.

In September 2015, the lease term for the aforementioned properties was extended to 121 months from that date, and the corresponding interest rates were standardized. The applied interest rate was the Adjusted Survey Rate for Private Banks plus a 6% margin. On November 14, 2025, the transfer of ownership of the aforementioned properties to TN was formalized in accordance with the lease agreement. Consequently, all lease agreements between TN and Banco Galicia were formally terminated in November 2025; therefore, there are currently no lease agreements in effect between the parties.

In August 2019, Banco Galicia entered into a license agreement with Tarjetas Regionales S.A. for the use of the Quiero and Quiero Viajes trademarks and their respective logos and logotypes, so that this company and/or its affiliates could enable their clients to participate in the “Quiero” loyalty program. On September 27, 2019, Tarjetas Regionales, with Banco Galicia's approval, sublicensed the aforementioned trademarks to Tarjeta Naranja.
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

Repayment of income tax claims

As of December 31, 2025, Banco Galicia had filed claims for the repayment of income taxes that were overpaid for the 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022 tax years, for a total of Ps.15,424 million in nominal value. The claims are based on jurisprudence establishing the unconstitutionality of rules that prevent the application of the tax inflation adjustment, which results in confiscatory situations. Due to the delay in resolving the tax code interpretation at the administrative level, these claims were initiated. As of the date of this annual report, Banco Galicia does not recognize contingent assets arising from the above-mentioned claims.

On the same matter, Galicia Más (formerly HSBC Bank Argentina S.A.) filed claims for the repayment of income taxes that were overpaid for the 2014, 2015, 2016, 2017, and 2018 tax years. These claims were rejected at the administrative level and subsequently brought before the Federal Administrative Contentious Courts, where they are currently pending. The claims are also based on jurisprudence establishing the unconstitutionality of rules that prevent the application of the tax inflation adjustment, which results in confiscatory situations. The claims for tax years 2014 through 2017 represent taxes paid in excess totaling Ps. 2,584 million in nominal value, while the claim for the tax year 2018 amounts to Ps.1,287 million in nominal value.

In addition, Galicia Más Holdings (formerly HSBC Argentina Holdings S.A.) has claims pending resolution before the Federal Administrative Contentious Courts related to the 2014, 2015, 2016, and 2017 tax years, representing taxes paid in excess totaling Ps.0.1 million in nominal value. As of the date of this annual report, Banco Galicia does not recognize contingent assets arising from the claims described above relating to Galicia Más or Galicia Más Holdings.

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
As of December 31, 2025, the original amount claimed for provincial taxes totaled approximately Ps.5,398 and municipal taxes totaled Ps.52,029. The provisions for liabilities related to the cases described above have been adjusted based on legal counsel's opinion, applicable doctrine, judicial precedents and the evolution of the cases - whether favorable or unfavorable.

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
Regarding the lawsuit for the 2018 fiscal year, Naranja X obtained a favorable first-instance judgment on August 14, 2024, followed by a favorable judgment from the Federal Chamber on November 18, 2025. The tax authority has appealed this decision to the Supreme Court.
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
Tax Impact of Cobranzas Regionales S.A.'s Merger
As part of the merger by absorption of Cobranzas Regionales S.A. into the economic group, on February 4, 2026, the Company filed a declaratory action against ARCA to resolve the uncertainty regarding the application of the inflation adjustment of tax losses for the 2023 fiscal year (totaling Ps.10,992,428). This uncertain tax position was analyzed by the Company in accordance with IFRIC 23. The Company and its advisors believe the Company has strong arguments in light of current legislation and jurisprudence on the matter.
Regulatory Fines and Provisions

On 2023, the Company was notified of a fine imposed by the “Dirección Nacional de Defensa del Consumidor y Arbitraje de Consumo.” As a result, it established a provision which, as of December 31, 2025, amounted to Ps.499,290. Although the Company has filed a direct appeal the reduction in the provision is based on legal analysis indicating that DNU 70/2023 repealed the regulations that formed the basis for the sanction. The provision is maintained to account for a potential "solve et repete" scenario (i.e., payment pending appeal).

Class Action Settlements

The Company has established a provision of Ps.619,740 for a class action initiated by the Asociación por la Defensa de los Usuarios y Consumidores (ADUC). Settlement negotiations have been initiated with the plaintiff to resolve the matter. This provision reflects a reasonable estimate of the potential losses based on the information available at the date of the financial statements.

As of the end of the 2025 fiscal year, there are no pending class action claims that would require the registration of an additional provision.
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

During 2023, for fiscal year 2022, Grupo Galicia paid total cash dividends of Ps.85,000 million dividend in five installments:

◦May, 2023: Ps.35,000 million (equivalent to Ps.219,539 million as of December 31, 2025), representing a dividend of 2,373.3768% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦June, 2023: Ps.12.500 million (equivalent to Ps.74,003 million as of December 31, 2025), representing a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦July, 2023: Ps.12.500 millions (equivalent to Ps.69,588 million as of December 31, 2025), representing a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
◦August, 2023: Ps.12.500 millions (equivalent to Ps.61,887 million as of December 31, 2025), representing a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,

◦September, 2023: Ps.12.500 millions (equivalent to Ps.54,889 million as of December 31, 2025), representing a dividend of 847.6346% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each.

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

During 2024, for fiscal year 2023, Grupo Financiero Galicia paid total cash dividends of Ps.320,000 million in 4 installments:
•May 2024: Ps.65,000 million (equivalent to Ps.108,317 million as of December 31, 2025), representing a dividend of 4,407.6997% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each, and Ps.140,261,065,758.04 million (equivalent to Ps.233,733 million as of December 31, 2025), representing a dividend of 9,511.2102% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
•June 2024: Ps.146,118,827,755.82 million (equivalent to Ps.232,837 million as of December 31, 2025), representing a dividend of 9,908.4296% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each,
•July 2024: Ps.152,806,782,631.30 million (equivalent to Ps.234,059 million as of December 31, 2025), representing a dividend of 10,361.9449% with respect to 1,474,692,091 class A and B ordinary shares, with a face value of Ps.1 each.

On March 13, 2025, by means of Communication “A” 8214, the BCRA allowed financial institutions to distribute earnings from June 30, 2025, until December 31, 2025, for up to 60% of the amount that would have corresponded under applicable regulations, in ten equal, monthly, and consecutive installments.

On May 14, 2025, the BCRA authorized Banco Galicia to pay a cash dividend for the amount of Ps.300,000 million to be paid in 10 equal, consecutive, monthly installments.

During 2025 and to the date of 2026, for fiscal year 2024, Grupo Financiero Galicia paid total cash dividends of Ps.388,000 million in 11 installments:

i.In May 2025, Ps. 88,000 million (equivalent to Ps.102,207 million as of December 31, 2025) which represented a dividend of 5,478.5865% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
ii.In July 2025, Ps. 33,978 million (equivalent to Ps.38,110 million as of December 31, 2025) which represented a dividend of 2,115.3807% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
iii.In August 2025, Ps.34,528 million (equivalent to Ps.38,014 million as of December 31, 2025) which represented a dividend of 2,149.6271% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
iv.In September, Ps.35,185 million (equivalent to Ps.37,949 million as of December 31, 2025) which represented a dividend of 2,190.5062% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
v.In October, Ps.35,845 million (equivalent to Ps.37,777 million as of December 31, 2025) which represented a dividend of 2,231.5956% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
vi.In November, Ps.36,589 million (equivalent to Ps.37,630 million as of December 31, 2025) which represented a dividend of 2,277.9226% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
vii.In December, Ps.37,446 million which represented a dividend of 2,331.2702% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
viii.In January, Ps.38,372 million, which represented a dividend of 2,388.9207% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.

ix.In February, Ps.39,463 million, which represented a dividend of 2,456.8919% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
x.In March, Ps.40,601 million, which represented a dividend of 2,527.6903% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.
xi.In April, Ps.41,777 million, which represented a dividend of 2,600.9002% with respect to 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1.

By means of Communication “A” 8410 dated March 12, 2026, the BCRA established that as from May 1, 2026, and until December 31, 2026, financial institutions may distribute earnings: (i) for up to 60% of the profits corresponding only to the 2025 fiscal year, excluding the distribution of retained earnings from previous periods; and (ii) in three equal, monthly and consecutive installments. Due to the results of the 2025 fiscal year, Banco Galicia will be unable to pay dividends.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to Grupo Financiero Galicia’s financial condition for the fiscal year ended December 31, 2025 and the fact that most of the profits for fiscal years 2024 and 2025 also corresponded to income from holdings (with just a fraction corresponding to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations Law) a proposal was made by the Board of Directors, to be treated at the next Shareholders’ Meeting to be held on April 28, 2026. The proposals made are to distribute a cash dividend or in kind for an amount which, that inflation adjusted, pursuant to Article 3, paragraph (e), of Chapter III, Title IV, “Periodic Reporting Regime of CNV Regulations,” results, in Ps. 190,000,000,000 (which represents 11,828.7663%) being distributed regarding 1,606,253,729 class A and B ordinary shares, with a face value of Ps.1 each. This amount is subject to liquidity conditions, dividends received from our subsidiaries, and the financial situation to determine the payment of a cash dividend or a kind, in this case valued at market price, or in any combination of both options, in one or more opportunities.

Pursuant to what is set forth in the paragraph without number incorporated after article 25 of Act No. 23,966, incorporated by Act. No. 25,585, when may correspond, the Company will be restored the amounts corresponding to the tax on personal assets it paid for fiscal year 2025 in its capacity as substitute taxpayer of the shareholders’ subject to the abovementioned tax. Likewise, in relation to income tax, when may correspond, the company will withhold the applicable sums.
For more information on requirements for dividend distribution, see Item 4. “Information on the Company”-B. “Business Overview”— “Argentine Banking Regulation”— “Profit Distribution”.
Naranja X
For fiscal year 2025, a proposal was made to the next shareholders meeting, scheduled for April 21, 2026, to set dividends for Ps.40,000 million, subject to the prior approval of the BCRA and payable in the manner determined by said entity.
Sudamericana Holding
On April 7, 2026, Sudamericana Holding S.A. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.7,300 million.
Galicia Asset Management
On March 13, 2026, Galicia Asset Management S.A.U. held an Ordinary Shareholders’ Meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.40,000 million.
Galicia Securities
On March 16, 2026, Galicia Securities held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.30,000 million.
Galicia Warrants
On March 30, 2026, Galicia Warrants held an ordinary shareholders’ meeting, at which shareholders approved the payment of a cash dividend in the amount of Ps.1,350 million.

B. Significant Changes
Since December 31, 2025, Grupo Financiero Galicia has experienced the following significant changes other than those already indicated in this report.
Dividends
On January 12, 2026, February 11, 2026 and March 11, 2026, Grupo Financiero Galicia paid dividends in the amounts of Ps.38,372 million, Ps.39,464 million and Ps.40,601 million, respectively.

On March 13, 2026, Galicia Asset Management S.A.U. paid dividends in the amount of Ps.40,000 million.

On March 16, 2026, Galicia Securities S.A. paid dividends in the amount of Ps.23,969 million.
N-Xers
On February 4, 2026, N-Xers S.A. de C.V., a company that is part of the Naranja X ecosystem, formally submitted to the National Banking and Securities Commission (CNBV) of Mexico the application for authorization to organize and operate as a Multiple Banking Institution, in accordance with the Mexican Credit Institutions Law. For more information, please see Item 4 - "Information of the company" - A."History and development" - "History" - "Naranja X".
Ordinary Shareholders' Meeting
On March 11, 2026, Grupo Financiero Galicia S.A. convened an Ordinary Shareholders’ Meeting to be held on April 28, 2026.

For further information regarding significant changes, please see Item 3. Key Information – Risk Factors – Risk Factors Relating to Argentina; Item 5. Operating Results and Item 5. Liquidity and Capital Resources.
Item 9.    The Offer and Listing
A. Offer and Listing Details
Shares and ADSs
Our class B shares are listed on the BYMA, the A3 Mercados S.A. and the Córdoba Stock Exchange under the symbol “GGAL”. Our class B shares are listed on the A3 Mercados S.A. since October 28, 2015. Our ADSs, each representing ten class B shares, are listed also on the Nasdaq Capital Market, under the symbol “GGAL”. Our ADSs have been listed on Nasdaq Capital Market since August 2002. Previously, our ADSs had been listed on the Nasdaq National Market since July 24, 2000.
Argentine Securities Market
The principal and oldest exchange for the Argentine securities market is the BYMA. The BYMA started operating in 1854 and handles the largest proportion of all equity trading in Argentina. Securities listed on the BYMA include corporate equity and debt securities and government securities. Debt securities listed on the BYMA may also be listed on the A3 Mercados S.A. On December 29, 2016, the CNV approved the constitution of BYMA as a new stock market, through a spin-off of certain assets of the MERVAL (formerly the largest stock market in Argentina) relating to its stock market operations and capital contributions by the Buenos Aires Stock Exchange. Following such authorization, and effective as of April 17, 2017, all securities listed on the MERVAL were automatically transferred to BYMA, as successor of MERVAL’s activities.We are member of the BYMA through INVIU S.A.U. and Galicia Securities, subsidiaries that own one share each. Additionally, the Bank, within the framework of the Capital Markets Law, was authorized by the CNV to act as a settlement and clearing agent and trading agent-comprehensive and was added as member of the BYMA.
Trading on the BYMA is conducted through a trading platform introduced during 2017 called Millenium, from 11:00 a.m. to 5:00 p.m. each business day of the year. The Millenium software is a computer trading platform system that permits trading in debt and equity securities that can be accessed by brokers directly from workstations located at their offices. As a result of an agreement between the MERVAL and the A3 Mercados S.A., equity securities are traded exclusively on the BYMA and corporate and government debt securities are traded on the A3 Mercados S.A. and the BYMA. Currently, all transactions relating to listed corporate and government debt securities can be affected by said trading platform. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement described above, equity securities. Such trades are reported on the A3 Mercados S.A..
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

As of the end of fiscal year 2025, 83 companies had equity securities listed on BYMA. Equity market activity reached a new historical high, total trading volume during the year 2025 amounted to Ps.4,051.8 trillion, more than doubling the volume recorded in 2024. When adjusted for the cumulative consumer price inflation of 31.5% during 2025, effective trading volume increased by 89% in real terms, reflecting a significant expansion in market liquidity.

As of December 30, 2025, the aggregate market capitalization of companies listed on BYMA totaled Ps.118.7 trillion, representing a 13% increase compared to year‑end 2024. Market capitalization remained highly concentrated, with the five largest domestic issuers accounting for 49.1% of total market value. In this context, Grupo Financiero Galicia ranked as the second largest listed company by market capitalization, reaffirming Grupo Financiero Galicia's position as one of the leading reference issuers in the Argentine equity market.
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
The A3 Mercados S.A. is a securities market supervised by the CNV. The A3 Mercados S.A. is mainly comprised by private banks, either composed by national or foreign capital, national banks, provincial banks, municipal banks, cooperative banks, financial companies, exchange companies and agents.
B. Market Regulations
The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies, debt issuers and mutual funds, among others. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies, while financial institutions are regulated mainly by the BCRA. The Capital Markets Law (as amended) regulates capital markets transactions as well as the supervision, control and disciplinary and regulatory powers of the CNV. The Capital Markets Law is supplemented by the CNV Rules.
In compliance with the provisions of Law No.20,643 and the Decrees No.659/74 and No.2220/80, most debt and equity securities traded on the authorized markets must be deposited or registered in Caja de Valores S.A., which is the central securities depository agent of Argentina and provides deposit facilities for securities and mainly acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions and operates the computerized exchange information system.
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
In order to offer securities to the public in Argentina, an issuer must meet certain requirements established by the CNV Rules involving certain disclosure and compliance standards for assets' operating history, management and other matters, and only securities approved by the CNV to be publicly offered may be listed on the authorized markets. This approval does not imply any certification or assurance as to the quality of the securities or the solvency of the issuer. Issuers of listed securities (with certain exclusions such as those applicable to SMEs and Civil Associations) are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding markets.
Securities can currently be freely traded on the Argentine authorized markets, however, there are certain restrictions regarding access to the local foreign exchange market (MLC) and transfers of foreign exchange abroad. See Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market”.
Regarding corporate governance practices, the CNV Rules contain specific provisions aimed at strengthening good practices in that field, emphasizing the principles established by the OECD and requiring a stronger commitment from listed companies regarding the compliance with those practices.
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
Outstanding Capital Stock
Our total subscribed and paid-in share capital as of March 31, 2026, amounted to Ps.1,606,253,729, composed of class A shares and class B shares, each with a par value of Ps.1. The following table presents the number of our shares outstanding as of March 31, 2026, and the voting interest that the shares represent.

	March 31, 2026
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

    The pricing supplements for the green bond issuances described above established certain negative covenants that Banco Galicia must comply with for the benefit of the holders of such notes, These include, among others, restrictions on mergers, acquisitions or dispositions (subject to certain exceptions), as well as restrictions on the incurrence of additional debt, all of which have been complied with to date. In connection with the merger with Galicia Más, Banco Galicia has obtained the corresponding waivers.

In December 2025, the Inter-American Investment Corporation, together with other entities, granted Banco Galicia a credit line of up to US$300,000,000, consisting of two tranches: tranche “A” of up to US$150,000,000 financed by IDB Invest, and tranche “B” of up to US$150,000,000 with the participation of institutional investors and parallel loans. Banco Galicia has drawn US$100,000,000, and the loan has not yet been amortized. This financing will enable Banco Galicia to expand access to financing for micro, small, and medium-sized enterprises (MSMEs) and to support sustainable projects in Argentina with such funds.

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

The new corporate tax rates under this framework for the fiscal period of 2025 are:

*Tax Rate (In pesos except otherwise indicated in percentages)
Net taxable profit		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	101,679,575	—	25	—
101,679,575	1,016,795,753	25,419,894	30	101,679,575
1,016,795,753	Onward	299,954,747	35	1,016,795,753

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
Personal Assets Tax
Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. Applicable wealth tax rates and minimum non-taxable asset values for the general taxpayer regime were replaced with effect from fiscal year 2021 by Law No.27,667. The following chart reflects the scheme for fiscal year 2025:

Fiscal year	Tax rate	Exempt Minimum (Ps.)
2025	*	384,728,044.57

*Tax Rate (In Pesos except percentages)
Total Value of Assets		Flat Tax	More %	Taxation over the excess of the amount
Over Ps.	Up to the amount
—	52,664,284	—	0.50	—
52,664,284	114,105,948	263,321	0.75	52,664,284
114,105,948	Onward	724,134	1.00	114,105,948

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
United States Federal Income Taxes
The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of class B shares or ADSs. This summary does not purport to address all the U.S. federal income tax considerations that may be relevant to a particular holder (including consequences under the Medicare tax on net investment income or the alternative minimum tax) or a decision to own or dispose of class B shares or ADSs. This summary applies only to beneficial owners of class B shares or ADSs that hold the class B shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks and certain other financial institutions, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. federal income tax purposes) 10% or more (by voting power or value) of our shares, holders whose functional currency is not the Dollar, persons that hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. federal income tax purposes, and individual retirement accounts and other tax deferred accounts) may be subject to special tax rules. This summary does not address tax consequences to holders who received class B shares pursuant to the Acquisition. This summary does not address the U.S. federal estate and gift tax consequences of the ownership and disposition of class B shares or ADSs. Moreover, the summary below does not address the U.S. state, local or non-U.S. income or other tax consequences of an investment in class B shares or ADSs, or any aspect of U.S. federal taxation other than income taxation.
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
The application of the PFIC rules is unclear both generally and specifically with respect to banks. Although interest income generally is treated as passive income for this purpose, the IRS has issued a notice and certain proposed Treasury Regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). However, the IRS notice and proposed Treasury Regulations are inconsistent in certain respects. Because final Treasury Regulations have not been issued, there can be no assurance that Grupo Financiero Galicia or its subsidiaries will satisfy the Active Bank Exception for any given taxable year.
Based on certain estimates of its gross income and gross assets (which estimates are inherently imprecise), the nature of its business, and reliance on the Active Bank Exception, Grupo Financiero Galicia believes that it was not a PFIC for the taxable year ended December 31, 2025. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.
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
The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of class B shares or ADSs.
THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF CLASS B SHARES OR ADSs. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR TAX ADVISOR CONCERNING THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.
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
Item 11.    Quantitative and Qualitative Disclosures About Market Risk
A. General
Market risks faced by us arise from fluctuations in interest rates and foreign exchange rates. Our market risk primarily stems from the operations of Banco Galicia as a financial intermediary. While our subsidiaries are also subject to market risk, the extent of these risks is not significant and, therefore, not discussed in detail here. Policies regarding these risks are applied at the level of our operating subsidiaries.

In compliance with BCRA regulations and based on best practices and international standards, Banco Galicia has a Risk Management Division responsible for identifying, monitoring, and actively managing the various risks to which it is exposed, including credit, financial, and operational risks. The objective of the Risk Management Division is to ensure that Banco Galicia’s Board of Directors is fully aware of the risks to which the bank is exposed. The Risk Management Division also creates and proposes the policies and procedures necessary to mitigate and control these risks.

The Risk Management Committee of Banco Galicia is composed of six members of the Board of Directors, the Chief Executive Officer, and the Managing Directors of Risk and Finance & Strategic Planning. It is the highest corporate body to which the Board delegates comprehensive risk management. This Committee has executive responsibility for defining and enforcing risk management policies, procedures, and controls. The Risk Management Committee is also responsible for setting specific limits for exposure to each risk, approving temporary excesses over these limits when appropriate, and monitoring each risk position and compliance with policies.

See Item 6. “Directors, Senior Management and Employees”—“Functions of the Board of Directors of Banco Galicia”. Liquidity management is discussed in Item 5 “Operating and Financial Review and Prospects”—B.“Liquidity and Capital Resources”. Credit risk management is discussed in Item 4. “Information on the Company”—B.“Business Overview”—“Selected Statistical Information”—“Credit Review Process” and other sections under Item 4. “Information on the Company”—B.“Business Overview”—“Selected Statistical Information” describing Grupo Galicia’s financial instruments portfolio and financial instruments loss experience.

The following sections contain information on Banco Galicia’s sensitivity to interest-rate risk and exchange-rate risk. These sections include forward-looking statements that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements.
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

The policy currently in force defines this gap as the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated with the sensitivity to interest rates of the structure of Banco Galicia's assets and liabilities.

To manage and limit the sensitivity of the economic value and results of Banco Galicia with respect to variations in interest rates inherent to the structure of certain assets and liabilities, the following limits have been determined:

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

By adhering to these limits, Banco Galicia aims to mitigate the risks associated with interest rate fluctuations and maintain financial stability.

i) Limit on the GBM for the First Year
The effect of interest rate fluctuations on the GBM for the first year is calculated using the methodology known as scenario simulation. On a monthly basis, the GBM for the first year is simulated in a base scenario and in a “+550 bps” scenario for Peso currency, “+100 bps” scenario for dollar currency and “+200 bps” scenario for UVA currency. To prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, based on the historical performance observed for the different balance sheet items. The GBM for the first year in the “+550 bps”, “+100 bps” and “+200 bps” scenarios is compared to the GBM for the first year in the “base” scenario. The resulting difference is related to the annualized accounting GBM for the last calendar trailing quarter available, for Banco Galicia on a consolidated basis.

The limit on a potential loss was established at 20% of the GBM for the first year, as defined above. At fiscal year-end, the negative difference between the GBM for the first year corresponding to the “+400/100/200 bps” scenario and that corresponding to the “base” scenario accounted for -2.4% of the GBM for the first year.

The tables below show as of December 31, 2025 in absolute and percentage terms, the change in Banco Galicia’s consolidated GBM for the first year, as compared to the GBM of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 bps from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio primarily represents securities issued by the Government.

Net Portfolio
	Gross Brokerage Margin (1)
	December 31, 2025
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	134,411	2.39%
150	108,802	1.94%
100	83,267	1.48%
50	57,805	1.03%
Static
(50)	(1,709)	(0.03)%
(100)	(21,868)	(0.39)%
(150)	(42,150)	(0.75)%
(200)	(62,379)	(1.11)%
(1)Net interest of the first year

Net Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2025
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	8,827	0.16%
150	6,610	0.12%
100	4,400	0.08%
50	2,197	0.04%
Static
(50)	(2,190)	(0.04)%
(100)	(4,374)	(0.08)%
(150)	(6,551)	(0.12)%
(200)	(8,721)	(0.16)%
(1)Net interest of the first year

Net Non -Trading Portfolio
	Gross Brokerage Margin (1)
	December 31, 2025
	(In millions of Pesos, except percentages)
Change in Interest Rates in bps	Variation	% Change in the GBM
200	125,584	2.24%
150	102,192	1.82%
100	78,867	1.40%
50	55,608	0.99%
Static
-50	482	0.01%
-100	(17,494)	(0.31)%
-150	(35,599)	(0.63)%
-200	(53,658)	(0.95)%
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

The limit on interest rate risk exposure, expressed as the difference between the net present value of assets and liabilities in the “base” scenario and the “critical” scenario cannot exceed 12% of the consolidated Tier 1 capital. As of December 31, 2025, the “Value at Risk” was -4.6% of the Tier 1 capital.

C. Foreign Exchange Rate Risk
Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of +30% of Banco Galicia’s RPC. At the end of the fiscal year 2025, Banco Galicia’s net asset position in foreign currency represented -0.9% (minus 0.9%).
As of December 31, 2025, Banco Galicia had a net assets foreign currency position of Ps.253,687 million (US$173.8 million) after adjusting its on-balance sheet net assets position of Ps.51,208 million (US$35.1 million) by net forward purchases of foreign currency without delivery of the underlying liability, for Ps.202,479 million (US$138.7 million), recorded off-balance sheet.
The table below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2025. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position As of December 31,
	2025
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of Pesos, except percentages)
40%	(355,162)	(101,475)	40
30%	(329,793)	(76,106)	30
20%	(304,424)	(50,737)	20
10%	(279,056)	(25,369)	10
Static (2)	(253,687)	—	—
-10%	(228,318)	25,369	(10)
-20%	(202,950)	50,737	(20)
-30%	(177,581)	76,106	(30)
-40%	(152,212)	101,475	(40)
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

The management of the Bank’s currency risk mismatch involves the monitoring of foreign currency-denominated assets and liabilities that may change in the short- and or mid-term. One of the available market instruments for the management of currency mismatches of assets and liabilities are “currency futures” transactions, which are traded on the A3 Mercados.
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
The table below shows the composition of the Grupo Financiero Galicia’s Shareholders’ Equity as of December 31, 2025, by currency and type of adjustment:

	December 31, 2025
	Assets	Liabilities	Gap
	(in millions of Pesos)
Financial Assets and Liabilities	43,261,274	36,519,538	6,741,736
Pesos - Adjusted by UVA	2,761,525	118,004	2,643,521
Pesos - Unadjusted	25,289,611	21,502,021	3,787,590
Foreign Currency (1)	15,210,138	14,899,513	310,625
Other Assets and Liabilities	2,483,861	1,458,766	1,025,095
Total Gap	45,745,135	37,978,304	7,766,831
Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	43,261,274	36,519,538	6,741,736
Pesos - Adjusted by the UVA	2,761,525	118,004	2,643,521
Pesos - Unadjusted, Including Shareholders’ Equity (2)	23,541,414	19,769,498	3,771,916
Foreign Currency (1) (2)	16,958,335	16,632,036	326,299
Other Assets and Liabilities	2,483,861	1,458,766	1,025,095
Total Adjusted Gap	45,745,135	37,978,304	7,766,831
(1)In Pesos, at an exchange rate of Ps.1,459.4167 per US$1.
(2)Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts.
As of December 31, 2025, considering the adjustments from forward transactions recorded under memorandum accounts, Grupo Financiero Galicia had net asset positions in foreign currency and Pesos adjusted and non-adjusted.
The paragraphs below describe the composition of the different currency mismatches of assets and liabilities as of December 31, 2025:
i) Assets and Liabilities Denominated in Foreign Currency
As of December 31, 2025, Grupo Financiero Galicia’s assets denominated in foreign currency were mainly comprised of the following: (i) Ps. 7,627,036 million in cash and balances with the Central Bank of Argentina (BCRA) and correspondent banks; (ii) Ps. 6,390,520 million in loans to the non-financial private sector and residents abroad (principal plus interest, net of allowances), and other financing, including Ps. 2,081 million in receivables from financial leases; (iii) Ps. 540,420 million in government and private securities; (iv) Ps. 428,239 million in debt securities; (v) Ps. 178,006 million in other financial assets, including Ps. 6,105 million related to Prisma; (vi) Ps. 22,065 million in investments, including equity instruments and investments in subsidiaries, associates and joint ventures; and (vii) Ps. 16,490 million in assets pledged as collateral, including forward purchases of government securities.
The liabilities denominated in foreign currency consisted mainly of: (i) Ps. 12,192,242 million in deposits (principal, interest and exchange rate differences); (ii) Ps. 1,686,615 million in subordinated and non-subordinated notes issued by Banco Galicia and Naranja; (iii) Ps. 698,929 million in other financial liabilities, mainly collections on behalf of third parties, including Ps. 329,493 million related to such collections, Ps. 30,470 million in lease liabilities, Ps. 14,012 million related to securities transactions, and amounts related to sales of government securities and foreign currency pending settlement; (iv) Ps. 278,117 million in borrowings from banks and international credit organizations; and (v) Ps. 43,611 million recorded under “Other Non-financial Liabilities”.
A net assets position of Ps.310,625 million stemmed from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset were recorded in memorandum accounts, which, in terms of their notional value, were equal to a net liability position of Ps.10,740 million. Therefore, as of that date, the net position in foreign currency adjusted to reflect these transactions was a net asset position of Ps 326,299 million, equivalent to US$223.6 million.
Grupo Financiero Galicia has set limits as regards foreign currency mismatches at -9% of the computable regulatory capital (RPC) for the Bank's net liability position and +30% for net asset positions. At the fiscal year-end, Banco Galicia’s net liability position in foreign currency represented 4.4% of its RPC.
ii) Non-Adjusted Peso-Denominated Assets and Liabilities
Grupo Financiero Galicia’s non-adjusted Peso-denominated assets at December 31, 2025 were mainly comprised of the following: (i) Ps. 15,032,600 million for loans (principal plus interest, net of allowances), including Ps. 47,045 million for receivables from financial leases and Ps. 34,346 million for miscellaneous receivables; (ii) Ps. 5,724,954 million for the holding of government and private securities, including Ps. 45,200 million for BOTE 2027; (iii) Ps. 2,234,133 million for cash and balances held at the BCRA and correspondent banks (including the balance of escrow accounts); and (iv) Ps. 989,314 million for assets pledged as collateral, including forward purchases of government securities.
Grupo Financiero Galicia’s non-adjusted Peso-denominated liabilities at December 31, 2025 were mainly comprised of the following: (i) Ps. 15,358,694 million for deposits (principal plus interest); (ii) Ps. 3,048,987 million for liabilities payable to stores related to credit card transactions of Banco Galicia and regional credit card companies; (iii) Ps. 970,548 million for liabilities arising from insurance contracts; (iv) Ps. 733,823 million for other financial liabilities; (v) Ps. 603,628 million for debt incurred with local financial institutions (almost entirely related to regional credit card companies); (vi) Ps. 357,331 million for repurchase agreement transactions; (vii) Ps. 311,916 million for notes issued by Banco Galicia and regional credit card companies; (viii) Ps. 58,320 million for amounts payable for transactions pending settlement and forward transactions; and (ix) Ps. 40,431 million for obligations payable to third parties arising from securities transactions.
The net asset position in non-adjusted Peso-denominated assets and liabilities was Ps. 3,771,916 million on December 31, 2025.
iii) Peso-Denominated Assets and Liabilities Adjusted by UVA
At December 31, 2025, the net asset position amounted to Ps. 2,643,521 million, which is primarily comprised of Ps.1,925,073 million for loans, mainly UVA mortgage loans, Ps.793,209 million for the holding of adjustable government securities (LECER) and Ps.43,243 million for miscellaneous receivables, mainly employee loans and receivables arising from the sale of Prisma.
With respect to liabilities, Ps.73,958 million related to balances of the unemployment fund of construction workers and Ps.44,046 million was related to UVA‑adjusted time deposits.
iv) Other Assets and Liabilities
As of December 31, 2025, “Other Assets—Liabilities” mainly included the following:(i) Ps. 1,695,980 million for property, plant and equipment, miscellaneous and intangible assets; (ii) Ps. 436,984 million for miscellaneous receivables; (iii) Ps. 229,812 million recorded in “Other Non‑financial assets”; and (iv) Ps. 9,564 million for non‑current assets held for sale.
As of December 31, 2025, liabilities mainly included the following: (i) Ps. 1,082,795 million recorded in “Other Non‑financial Liabilities”; (ii) Ps. 260,562 million for provisions for other contingencies; and (iii) Ps. 115,409 million for current income tax liabilities.

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

(i) Confidence level: A 99% confidence level is used for the VaR model analysis..
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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models operate. The policy also establishes the maximum losses authorized for equity securities, foreign-currency, BCRA’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Risk	Policy on Limits
(in millions of Pesos)
Total risk (currency + fixed-income instruments + interest rate derivatives)	174,337

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

Banco Galicia has defined their policy by setting maximum exposure limits, measured as a percentage of their RPC (Regulatory Capital), and considering whether the counterparty is deemed investment grade:

Risk	Required Credit Rating	Investment Grade	Not Investment Grade
- Jurisdictional Risk	- International Rating Agency	- No limit	- No limit
- Counterparty Risk	- International Banking Relations - Credit Division	- Maximum limit: 25% - The limit is distributed between financial and foreign trade transactions, thus absorbing local counterparty margin	'- Maximum Limit per Economic Group: 5% - Only foreign trade transactions

G. Overseas Foreign Currency Transfer Risk
With a view towards mitigating the risk resulting from potential changes in domestic laws that may affect overseas foreign currency transfers and to meet incurred liabilities, a policy was devised to set a limit for liabilities transferred abroad, as a proportion to total consolidated liabilities. This ratio was fixed at 15%.

As of December 31, 2025, such exposure was 5.13% of total liabilities.
H. Risk Exposures in the Non-Financial Public Sector
The BCRA imposes restrictions on financing for the non-financial public sector and establishes limits regarding the agencies that can be aided, the types of permitted loans and maximum amounts that can be granted. These maximum amounts are set based on Banco Galicia' RPC (Regulatory Capital).

Banco Galicia provides two types of financial assistance to this sector:

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
Grupo Financiero Galicia received a payment of US$84,215.49 for fiscal year 2025, US$204,234 for fiscal year 2024 and US$190,087 for fiscal 2023 in relation to continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses for filing annual and interim financial reports, relevant information reports, processing dividend distribution, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, and telephone and conference calls), accounting fees and legal fees.
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
We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year ending December 31, 2026, to the one we received for the fiscal year ended December 31, 2025 and 2024.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
(a) Disclosure Controls and Procedures.
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as of December 31, 2025). We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with or submit to the SEC under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is communicated to our management, including our Chief Executive Officer and Chief Financial and Compliance Officer, as appropriate, to allow timely decisions regarding the required disclosure. Our Chief Executive Officer and Chief Financial and Compliance Officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance of their reliability. Notwithstanding the effectiveness of our disclosure controls and procedures, these disclosure controls and procedures cannot provide absolute assurance of achieving their objectives because of their inherent limitations. Disclosure controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our disclosure controls and procedures.
(b) Management’s Annual Report on Internal Control over Financial Reporting.
1)Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. Internal control over financial reporting includes those policies and procedures that:
a.pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
b.provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Grupo Galicia are being made only in accordance with authorizations of our management and directors; and
c.provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.
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
3)Based on our assessment, we and our management have concluded that our internal control over financial reporting was effective as of December 31, 2025.
4)The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm. See Item 18. “Financial Statements–Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.
(d) Changes in Internal Control over Financial Reporting During the Year Ended December 31, 2025.
During the period covered by this report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.    Audit Committee Financial Expert
Mr. Miguel Maxwell was the financial expert serving on our Audit Committee for fiscal year ended December 31, 2025. For more information about Mr. Maxwell, please see Item 6. “Directors, Senior Management and Employees”- “Our Board of Directors”.
Item 16B.    Code of Ethics
We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. During fiscal year 2019, in lieu of the new corporate governance requirements introduced by the CNV, the Company adopted a new Code of Ethics. In fiscal year 2021, we modified our Code of Ethics to introduce a new Ethical line managed by KPMG, that is now assisting the company to receive and manage eventual complaints and/or any irregular circumstance. Additionally, we did not grant any waivers to our code of ethics during the fiscal year ended December 31, 2025. In June 2009, we adopted a Code of Best Practices in Corporate Governance in accordance with Argentine legal requirements. During fiscal year 2019, the CNV issued Rule No. 797/2019 (modifying Rule No. 606 and the previous 516) which established new standards for the filing of the Code of Good Practices in Corporate Governance that received some minor modifications for fiscal year 2023, 2024 and 2025 in lieu of some improvements introduced. Our Code of Ethics and our Code of Corporate governance are attached hereto as Exhibits 11.1 and 11.2.
Item 16C.    Principal Accountant Fees and Services
The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2025, and 2024.

	2025	2024
	(in thousands of Pesos)
Audit Fees	8,370,648	4,550,069
Audit Related Fees	1,312,981	744,737
Tax Fees	1,222,820	768,451
All Other Fees	90,106	—
Total	10,996,555	6,063,257
Audit Fees
Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and IFRS requirements for the fiscal years ended December 31, 2025 and December 31, 2024.
Audit-Related Fees
Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2025 and 2024.
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
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F.    Change in Registrant’s Certifying Accountant.
Not applicable.
Item 16G.    Corporate Governance
See Item 6. “Directors, Senior Management and Employees”—“Board Practices” for a summary of ways in which the Company’s corporate governance practices differ from those followed by U.S. companies.
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

3.     Classification of information and assets

•Asset and Information Classification: Asset protection and cyber defense are crucial components of our cybersecurity strategy. Effective measures to protect data and information are established through asset and information classification processes. These processes help in identifying and categorizing assets based on their sensitivity and criticality.
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
•Ongoing Risk Management Process: Develop a continuous risk management process that includes the identification, assessment, mitigation and monitoring of progress.
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

6.     Security Measures destined to protection

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

•Scoring system: We have a User Scoring system designed to analyze staff behavior and verify compliance with policies and standards related to information security and data protection.
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
The members of the Cybersecurity and Fraud Prevention Committee are:
•Board of Directors: Mrs. María Elena Casasnovas
•Board of Directors: Mr. Gastón Bourdieu
•Board of Directors: Mr. Miguel A. Peña
•Managing Director Risk: Ezequiel Valls
•Managing Director Technology: Erico Behmer
•CISO & Fraud Prevention: Pedro Adamovic
•Chief Technology Officer: Diego Revello
•Head of Audit: Fernando Lapajne
•Head of Non Financial Risk & Technology: Damian Buey
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
Committee Members.

The members of the Operational and Technological Risk Committee are:
•Managing Director Technology: Erico Behmer
•Managing Director Risk: Ezequiel Valls
•Managing Director Product: Jose Maria Borrajo
•CISO & Fraud Prevention: Pedro Adamovic
•Head of Non Financial Risk & Technology: Damian Buey
•Head of Audit: Fernando Lapajne
•Head of Legal: Esteban Tresserras
•Head of Compliance: Maria Cecilia Auferil
•Head of AML & Corporate Risk: Teresa del Carmen Piraino
•Non Financial Risk Manager: Nicolas Jouly
•Technology Risk Manager: Oscar Spognardi

Relevant experience of the Committee members.

Ms. Casasnovas: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Board of Directors of Banco Galicia”.

Mr. Bourdieu: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Board of Directors of Banco Galicia”.

Mr. Peña: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Board of Directors of Banco Galicia”.

Mr. Valls: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Grupo Galicia’s Executive Officers”.

Mr. Jose Maria Borrajo: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Banco Galicia’s Executive Officers”.

Ms. Piraino: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Banco Galicia’s Executive Officers”.

Mr. Fernando Lapajne: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Banco Galicia’s Executive Officers”.

Mr. Esteban Tresserras: See “Item 6. Director, Senior Management and Employees— A. Directors ans Senior Management—Grupo Galicia's Executive Officers”.

Ms. Maria Cecilia Auferil obtained degree in law from the University of Buenos Aires. She completed a postgraduate degree in AML and Financial Crime Prevention from University of Buenos Aires, and obtained a certification in ethics and anti-bribery and corruption in University UCEMA. She has been associated with Banco Galicia since 2012.

Mr. Pedro Adamovic obtained a degree in Computer Systems Engineering from Computer Technology at the Open Interamerican University. He has been working at Banco Galicia since 2019.

Mr. Diego Revello holds a degree in the field of Computer Science from the University of Buenos Aires (FCEyN-UBA). With a career at Banco Galicia since 1992, he has held key leadership positions in Technology and Telecommunications, currently serving as CTO (Chief Technology Officer).

Mr. Damian Buey holds a degree in Business Administration from the University of Buenos Aires. With a career in banking, Mr. Buey started in 1997 at Banco Roberts, later on HSBC, and held various positions in positions including expenses planning, accounting, IT Quality and Regional IT Strategy in various locations including Argentina, the UK, and Mexico. Mr. Buey was appointed CIO for HSBC Argentina and integrated to Banco Galicia as Head of Non Financial and IT Risk.

Naranja X.

Information Security and Technology Committee.
Committee Functions:
•Schedule and convene Committee meetings, ensuring the timely distribution of relevant documentation for informed discussion.
•Formally and periodically report to the Board of Directors on the topics discussed, decisions made, and progress on the action plans defined by the Committee.
•Prepare, review, approve, and maintain the minutes of each Committee meeting, which must be sequentially numbered, dated, and signed by all members present.
•Ensure regulatory compliance with the requirements related to information asset management established in the various current and applicable regulations, as well as the company's internal policies.
•Approve the Information Security Policy and other policies associated with the Information Security Management System (ISMS), ensuring their alignment with the company's strategic objectives, applicable legal, regulatory, and contractual requirements, and industry best practices.
•Monitor the status of implementation and compliance with the Information Security Policy and the ISMS, including the status of implemented controls, relevant incidents, audit results and continuous improvement activities, reporting to the Board of Directors and promoting corrective actions when necessary.
•Monitor and evaluate the operation of the information technology management framework and contribute to improving its effectiveness.
•Monitor and evaluate the operation and effectiveness of the information security management framework.
•Approve and oversee the methodologies, measurement systems, and metrics that support business objectives, such as Key Performance Indicators (KPIs), Key Risk Indicators (KRIs), and other relevant metrics.
•Oversee the definition, prioritization, approval, and implementation of the Strategic and Operational Information Technology and Security Plans, ensuring the appropriate allocation of resources.
•Monitor the results of the risk management framework related to information technology and security and verify that mitigation plans are executed according to the defined timelines.
•Oversee the effectiveness of the Business Continuity Plan (BCP) and Disaster Recovery Plans (DRP) with regard to technological resilience.
•Ensure that continuity and recovery plans are tested periodically to validate their effectiveness.
•Monitor the implementation of corrective and preventive actions stemming from the findings and recommendations of internal and external audits related to technology and information security, paying particular attention to high-risk observations.
•Oversee the comprehensive management of cyber incidents and associated reports, as well as other relevant reports from the Information Security area.
•Maintain fluid and timely communication with regulatory bodies, providing the necessary information on cyber incidents and other relevant technology and information security matters.
•Approve and act as the primary sponsor of Information Security Awareness and Training Plans, aimed at all levels of the company, to foster a proactive security culture.
Committee Members.
The members of the Information Security and Technology Committee are:
•Board of Directors: Miguel Ángel Peña
•Senior Technology Manager: Gonzalo Martin Ozan
•Senior Information Security Manager: Oscar Martin Gutierrez
•Technology, Operational, and AML Risk Manager: Jose Domenech
•Government Security Officer: Andrea Aceleste Vera
•Senior Risk Manager: Mariano Omar Tittarelli
•Development Manager: Claudio Heinzmann
•Senior Legal & Compliance Manager: Vacant
Relevant experience of the Committee members:

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

Ms. Andrea Celeste Vera obtained a degree in Information Systems Engineering from the National Technological University. She completed a Master degree in Cybersecurity at the International University of Valencia.

Mr. Claudio Heinzmann obtained the degree of Argentina.Engineer in Information Systems from the National Technological University.
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

PART III
Item 17.    Financial Statements
Not applicable.
Item 18.    Financial Statements
Report of the Independent Registered Public Accounting Firm as of and for the fiscal year ended December 31, 2025.

Consolidated Statement of Financial Position for the years ended December 31, 2025 and 2024.

Consolidated Statement of Income for the years ended December 31, 2025, 2024 and 2023.

Consolidated Statement of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023.

Consolidated Statement of Cash Flows for the years ended December 31, 2025, 2024 and 2023.

Consolidated Statement of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-175 of this annual report.

Item 19.    Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales). *****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of July 19, 2016, among Banco de Galicia y Buenos Aires S.A.., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.***

4.1
Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A., and the other parties signatory thereto.**

4.2	Bond Subscription Agreement, dated as of March 23, 2018, between Banco de Galicia y Buenos Aires S.A. and International Finance Corporation.****
4.3+	Stock Purchase Agreement, dated as of April 9, 2024, among Grupo Financiero Galicia, Banco de Galicia y Buenos Aires S.A., HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited. *******

4.4	Loan Agreement, dated as of December 4, 2025, between Banco de Galicia y Buenos Aires S.A. and Inter-American Investment Corporation.

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics. *****

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97	Executive Compensation Clawback Policy. ******

101	Interactive data files

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101
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
******* Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2024.

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
Date: April 16, 2026

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Valuation of the expected credit loss allowance

As described in Notes 2.b and 45 to the consolidated financial statements, the Company’s expected credit loss allowance was Ps. 2,246,584,458 thousand as of December 31, 2025. Management assesses impairment by estimating the expected credit loss allowance in accordance with IFRS 9. Management’s models to determine the expected credit loss allowance involve significant judgement in relation to making assumptions about macroeconomic scenarios to determine the forward-looking factor.

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
April 16, 2026.
We have served as the Company’s auditor since 1999.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025 AND ENDED DECEMBER 31, 2025, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.25	12.31.24
Assets
Cash and Due from Banks	3, 4 and 5	9,367,222,727	8,872,753,639
Cash		2,244,551,011	3,816,895,353
Financial Institutions and Correspondents		7,122,671,716	5,055,858,286
Argentine Central Bank (BCRA)		6,903,202,640	4,799,709,412
Other, Local and Foreign Financial Institutions		219,469,076	256,148,874
Debt Securities at fair value through profit or loss	3, 4 and 6	1,587,923,268	1,984,609,209
Derivative Financial Instruments	3, 4 and 7	55,865,119	5,474,158
Repurchase Transactions	3, 4 and 8	726,099,832	—
Other Financial Assets	3, 4 and 9	578,069,414	2,284,186,382
Loans and Other Financing	3, 4 and 10	23,273,441,117	18,927,356,587
Non-financial Public Sector		15,500,430	10,714,750
Other Financial Institutions		622,506,030	216,200,953
Non-financial Private Sector and Residents Abroad		24,838,393,044	19,578,791,997
Expected credit loss allowance		(2,202,958,387)	(878,351,113)
Other Debt Securities	3, 4 and 11	5,887,946,563	5,894,312,403
Financial Assets Pledged as Collateral	3, 4 and 12	1,499,749,362	1,952,730,949
Current Income Tax Assets	13	103,036,671	275,250
Investments in Equity Instruments	3, 4 and 14	120,770,829	55,364,705
Equity investments in Associates and Joint Ventures	15	12,814,800	5,377,403
Property, Plant and Equipment	16 and 17	1,195,523,954	1,309,595,295
Intangible Assets	18	381,323,558	400,547,888
Deferred Income Tax Assets	19 and 41	474,873,250	556,812,480
Insurance Contract Assets	20	64,177,493	45,047,540
Reinsurance Contract Assets	20	77,776,604	71,638,586
Other Non-financial Assets	21	253,272,059	377,046,673
Non-current Assets Held for Sale	22	9,564,118	19,108,203
Total Assets		45,669,450,738	42,762,237,350
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025 AND ENDED DECEMBER 31, 2025, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.25	12.31.24
Liabilities
Deposits	3, 4 and 23	27,668,939,952	24,513,231,226
Non-financial Public Sector		395,841,887	373,227,578
Financial Sector		45,096,465	1,303,351
Non-financial Private Sector and Residents Abroad		27,228,001,600	24,138,700,297
Liabilities at fair value through profit or loss	3, 4 and 24	54,443,078	11,846,653
Derivative Financial Instruments	3, 4 and 7	18,340,612	10,092,756
Repurchase Transactions	3, 4 and 8	677,097,037	567,875,904
Other Financial Liabilities	3, 4 and 25	4,237,874,913	4,631,605,767
Financing Received from the Argentine Central Bank and Other Financial Institutions	3, 4 and 26	881,745,712	581,156,334
Debt Securities	3, 4 and 27	1,622,340,367	1,327,992,931
Current Income Tax Liabilities	41	123,173,086	211,528,639
Subordinated Debt Securities	3, 4 and 28	376,190,745	350,069,829
Provisions	29 and 46	126,479,776	528,826,174
Deferred Income Tax Liabilities	19 and 41	26,245,063	180,430,505
Insurance Contracts Liabilities	20	970,548,854	876,301,784
Other Non-financial Liabilities	30	1,126,407,179	1,016,372,493
Total Liabilities		37,909,826,374	34,807,330,995
Shareholders’ Equity
Capital Stock	31	1,606,254	1,588,514
Paid-in capital	31	797,658,490	697,387,566
Capital Adjustments		2,327,914,382	2,302,155,642
Reserves		6,022,272,695	4,394,294,644
Retained Deficit		(1,596,035,918)	(1,582,250,889)
Other Comprehensive Income		(6,603,800)	26,064,566
Income for the Year		212,523,704	2,115,458,228
Shareholders’ Equity Attributable to Parent Company´s Owners		7,759,335,807	7,954,698,271
Shareholders’ Equity Attributable to Non-controlling Interests	50	288,557	208,084
Total Shareholders’ Equity		7,759,624,364	7,954,906,355
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2025
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.25	12.31.24	12.31.23
Interest Income	32	9,472,848,055	10,845,195,942	13,619,402,361
Interest Expense	32	(3,877,496,285)	(4,070,681,275)	(8,670,181,083)
Net Income from Interest		5,595,351,770	6,774,514,667	4,949,221,278
Fee Income	32	2,005,783,257	1,672,335,055	1,566,219,850
Fee related Expenses	32	(273,632,913)	(236,000,777)	(215,733,846)
Net Fee Income		1,732,150,344	1,436,334,278	1,350,486,004
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	32	787,913,420	1,140,476,332	784,622,129
Income from Derecognition of Assets Measured at Amortized Cost		12,137,043	270,115,476	120,622,084
Exchange rate differences on foreign currency	33	250,596,951	203,693,157	1,754,809,706
Other Operating Income	34	882,585,086	642,508,531	1,093,613,011
Insurance Business Result	35	60,818,239	21,086,417	104,110,212
Impairment Charge	36	(2,947,227,349)	(1,135,001,964)	(546,240,196)
Net Operating Income		6,374,325,504	9,353,726,894	9,611,244,228
Personnel Expenses	37	(1,233,243,524)	(1,356,897,583)	(1,006,810,214)
Administrative Expenses	38	(1,210,424,932)	(991,912,371)	(845,715,610)
Depreciation Expenses	39	(304,585,252)	(247,400,451)	(241,428,954)
Other Operating Expenses	40	(1,815,475,947)	(1,657,523,030)	(1,620,151,723)
Loss on net monetary position		(1,511,508,497)	(3,137,295,161)	(4,349,995,302)
Operating Income		299,087,352	1,962,698,298	1,547,142,425
Share of profit from Associates and Joint Ventures(*)	15	4,764,265	924,264,958	8,393,403
Income before Taxes from Continuing Operations		303,851,617	2,886,963,256	1,555,535,828
Income Tax from Continuing Operations	41	(91,239,578)	(771,682,938)	(589,661,660)
Net Income from Continuing Operations		212,612,039	2,115,280,318	965,874,168
Net Income for the Year		212,612,039	2,115,280,318	965,874,168
Net Income for the Year Attributable to parent company´s owners		212,523,704	2,115,458,228	965,881,373
Net Income for the Year Attributable to Non-controlling Interests	50	88,335	(177,910)	(7,205)
(*) Includes bargain purchase gain on acquisition of subsidiaries. See Note 15.3.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2025

Items	Notes	12.31.25	12.31.24	12.31.23
Earnings per Share
Net Income Attributable to parent company´s owners		212,523,704	2,115,458,228	965,881,373
Net Income Attributable to parent company´s owners Adjusted by dilution effects		212,523,704	2,115,458,228	965,881,373
Weighted-Average of Ordinary Shares Outstanding for the Year		1,604,164	1,483,089	1,474,692
Diluted Weighted-Average of Ordinary Shares Outstanding for the Year		1,604,164	1,483,089	1,474,692
Basic Earnings per Share	43	132.48	1,426.39	654.97
Diluted Earnings per Share	43	132.48	1,426.39	654.97
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2025
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.25	12.31.24	12.31.23
Net Income for the Year		212,612,039	2,115,280,318	965,874,168
Items of Other Comprehensive Income (OCI) that may be Reclassified to Profit or Loss for the Year
Currency Translation Adjustment		7,889,762	223,021	2,495,526
Income / (Expense) from Financial Instruments at Fair Value through OCI (Item 4.1.2a, IFRS 9)		(40,579,124)	19,037,483	1,923,692
Income/Expenses from financial instruments at fair value through OCI	32	(52,951,289)	45,643,262	2,686,681
Income tax	41	12,372,165	(26,605,779)	(762,989)
Share of Other Comprehensive Income of associates and joint ventures accounted for using the equity method		20,221	—	—
Profit for the year attributable to the share of Other Comprehensive Income of associates and joint ventures accounted for using the equity method	15	20,221	—	—
Total Other Comprehensive Income / (Expense) that may be Reclassified to Profit or Loss for the Year		(32,689,362)	19,260,504	4,419,218
Total Other Comprehensive Income / (Expense)		(32,669,141)	19,260,504	4,419,218
Total Other Comprehensive Income / (Expense) Attributable to Parent company´s owners		(32,668,366)	19,261,598	4,419,218
Total Other Comprehensive (Expense) Attributable to Non-controlling Interests	50	(775)	(1,094)	—
Total Comprehensive Income		179,942,898	2,134,540,822	970,293,386
Total Comprehensive Income Attributable to Parent company´s owners		179,855,338	2,134,719,826	970,300,591
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	50	87,560	(179,004)	(7,205)
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025, AND ENDED DECEMBER 31, 2025, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company´s owners	Total Shareholders’ Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.24		1,588,514	697,387,566	2,302,155,642	21,671,611	4,392,955	132,728,262	4,261,566,382	533,207,339	7,954,698,271	208,084	7,954,906,355
April 29, 2025 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	106,462,162	1,916,155,079	(2,022,617,241)	—	—	—
Distribution of Profits
Cash dividends	42 and 50	—	—	—	—	—	—	(394,639,190)	(106,626,016)	(501,265,206)	(7,087)	(501,272,293)
August 20, 2024 Shareholder´s Meeting
Capital increase	31	17,740	100,270,924	25,758,740	—	—	—	—	—	126,047,404	—	126,047,404
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	212,523,704	212,523,704	88,335	212,612,039
Other Comprehensive Income for the Year	50	—	—	—	(40,578,349)	7,909,983	—	—	—	(32,668,366)	(775)	(32,669,141)
Balances as of 12.31.25		1,606,254	797,658,490	2,327,914,382	(18,906,738)	12,302,938	239,190,424	5,783,082,271	(1,383,512,214)	7,759,335,807	288,557	7,759,624,364
(*) The balance of Retained Earnings as of December 31, 2024 has been adjusted by $(21,873,427) in accordance with IFRS 3 Business Combinations. See Note 15.
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025, AND ENDED DECEMBER 31, 2025, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.23		1,474,692	17,281,187	2,087,554,600	2,633,034	4,169,934	84,567,148	4,199,798,976	(619,028,603)	5,778,450,968	254,178	5,778,705,146
April 30, 2024 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	48,161,114	792,254,054	(840,415,168)	—	—	—
Distribution of Profits
Use of Reserve and distribution of cash dividends	42	—	—	—	—	—	—	(730,486,648)	(122,807,118)	(853,293,766)	(225)	(853,293,991)
August 20, 2024 Shareholder´s Meeting
Capital increase	31	113,822	680,106,379	214,601,042	—	—	—	—	—	894,821,243	—	894,821,243
Business combination	15	—	—	—	—	—	—	—	—	—	133,135	133,135
Total Comprehensive Income for the Year
Net Income for the Year	43 and 50	—	—	—	—	—	—	—	2,115,458,228	2,115,458,228	(177,910)	2,115,280,318
Other Comprehensive Income for the Year	50	—	—	—	19,038,577	223,021	—	—	—	19,261,598	(1,094)	19,260,504
Balances as of 12.31.24		1,588,514	697,387,566	2,302,155,642	21,671,611	4,392,955	132,728,262	4,261,566,382	533,207,339	7,954,698,271	208,084	7,954,906,355
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025, AND ENDED DECEMBER 31, 2025, IN COMPARATIVE FORMAT
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

		Capital Stock	Paid-in Capital		Other Comprehensive Income		Reserves
Changes	Notes	Outstanding	Share Premium	Equity Adjustments	Accumulated Profit (Loss) from Financial Instruments at Fair Value through OCI	Other	Legal Reserve	Others Reserves	Retained Earnings	Total Shareholders’ Equity Attributable to parent company's owners	Total Shareholders' Equity Attributable to Non-Controlling Interests	Total Shareholders’ Equity
Balances as of 12.31.22		1,474,692	17,281,187	2,087,554,600	709,342	1,674,408	61,613,995	4,386,583,242	(1,125,846,946)	5,431,044,520	168	5,431,044,688
April 25, 2023 Shareholder´s Meeting
Reserve creation		—	—	—	—	—	22,953,153	362,828,226	(385,781,379)	—	—	—
Distribution of Profits
Distribution of cash dividends	42	—	—	—	—	—	—	(549,612,504)	(73,281,651)	(622,894,155)	(168)	(622,894,323)
Other Reserves		—	—	—	—	—	—	12	—	12	—	12
Business combination	50	—	—	—	—	—	—	—	—	—	261,383	261,383
Total Comprehensive Income for the Year
Net Loss for the Year	43 and 50	—	—	—	—	—	—	—	965,881,373	965,881,373	(7,205)	965,874,168
Other Comprehensive Income for the Year		—	—	—	1,923,692	2,495,526	—	—	—	4,419,218	—	4,419,218
Balances as of 12.31.23		1,474,692	17,281,187	2,087,554,600	2,633,034	4,169,934	84,567,148	4,199,798,976	(619,028,603)	5,778,450,968	254,178	5,778,705,146
____________________
The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2025
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

Items	Notes	12.31.25	12.31.24	12.31.23
CASH FLOWS FROM OPERATING ACTIVITIES
Income before Taxes from Continuing Operations		303,851,617	2,886,963,256	1,555,535,828
Adjustment to Obtain the Operating Activities Flows:
Impairment Charge	36	2,947,227,349	1,135,001,964	546,240,196
Depreciation Expenses	39	304,585,252	247,400,451	241,428,954
Loss on Net Monetary Position		1,511,508,497	3,137,295,161	4,349,995,302
Exchange rate differences on foreign currency		(250,596,951)	(203,693,157)	(1,754,809,706)
Other Operations	5	981,783,009	2,317,945,911	3,773,063,388
Net (Increases)/Decreases from Operating Assets:
Debt securities measured at fair value through profit or loss		396,685,941	(345,306,889)	(996,042,129)
Derivative Financial Instruments		(50,390,961)	95,620,284	(71,408,149)
Repurchase Transactions		(876,059,957)	732,276,503	43,489,660
Other Financial Assets		1,566,760,674	(1,763,802,313)	35,066,557
Loans and Other Financing
- Non-financial Public Sector		(6,089,556)	(9,277,716)	8,880,050
- Other Financial Institutions		(24,897,042)	255,630,895	(160,547,763)
- Non-financial Private Sector and Residents Abroad		(10,904,408,292)	(11,102,196,994)	1,674,977,083
Other Debt Securities		6,365,840	(376,031,915)	(2,247,264,697)
Financial Assets Pledged as Collateral		452,981,587	(716,469,086)	120,608,600
Investments in Equity Instruments		(69,034,521)	(33,697,638)	(10,542,085)
Other Non-financial Assets		(27,540,761)	(195,731,970)	(97,991,916)
Non-current Assets Held for Sale		9,544,085	(18,893,583)	(203,459)
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		22,614,309	183,674,958	(182,536,722)
- Financial Sector		43,793,114	(6,656,580)	1,699,593
- Non-financial Private Sector and Residents Abroad		3,089,301,303	7,985,400,906	(2,576,398,895)
Liabilities at fair value through profit or loss		42,596,425	(129,910,951)	141,059,796
Derivative Financial Instruments		8,247,856	(24,967,013)	19,947,003
Other Financial Liabilities		(359,445,767)	547,571,281	554,167,088
Provisions		(402,346,398)	463,309,421	(33,078,106)
Other Non-financial Liabilities		32,143,685	743,766,693	216,592,489
Income Tax Payments		(354,602,764)	(1,197,355,407)	(375,688,570)
NET CASH (USED IN) / GENERATED BY OPERATING ACTIVITIES (A)		(1,605,422,427)	4,607,866,472	4,776,239,390
CASH FLOWS FROM INVESTMENT ACTIVITIES
Payments:
Purchase of PP&E and Intangible Assets (*)		(245,914,779)	(282,439,785)	(212,037,487)
Capital Contributions and purchase of shares in Investments in Subsidiaries, Associates, and Joint Ventures		(2,738,004)	(4,316,833)	(7,220,804)
Payments for business combinations		—	—	(31,940,399)
Collections:
Sale of PP&E and Intangible Assets		22,095,254	8,858,772	13,794,728
Dividends earned		3,628,397	5,941,083	2,907,843
Purchase of HSBC Argentina Holdings S.A. and subsidiaries net of cash acquired (**)	15	—	1,410,089,065	—
NET CASH (USED IN) / GENERATED BY INVESTMENT ACTIVITIES (B)		(222,929,132)	1,138,132,302	(234,496,119)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Debt Securities		(941,317,483)	(280,207,265)	(450,289,950)
Loans from Local Financial Institutions		(2,009,391,569)	(1,106,251,456)	(961,743,051)
Dividends paid (***)	42	(329,134,222)	(808,950,547)	(513,563,451)
Leases payments	16	(34,285,087)	(17,120,087)	(18,256,119)
Transaction costs related to issuance of shares		—	(1,288,200)	—
Collections:
Capital increase, net of issuance costs		126,047,404	—	—
Debt Securities		1,704,506,242	1,413,380,966	214,908,474
Loans from Local Financial Institutions		2,357,372,699	1,344,423,293	1,070,749,493
NET CASH GENERATED BY / (USED IN) FINANCING ACTIVITIES (C)		873,797,984	543,986,704	(658,194,604)
EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS (D)		3,779,294,802	1,619,765,340	2,962,145,520
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		2,824,741,227	7,909,750,818	6,845,694,187
MONETARY LOSS RELATED TO CASH AND CASH EQUIVALENTS		(2,295,345,843)	(7,526,498,649)	(9,321,387,609)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	5	9,743,047,871	9,359,795,702	11,835,489,124
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5	10,272,443,255	9,743,047,871	9,359,795,702
(*) In purchases of Property, plant and equipment, $3,408,337 were eliminated, corresponding to contracts for rights of use of real estate and $(6,420,116) for cancellation of contracts for rights of use of real estate, corresponding to non-cash transactions.
(**) During fiscal year 2004, the cash consideration paid for the acquisition of HSBC Argentina Holdings S.A. and subsidiaries amounted to $(478,873,748), Cash and cash equivalent acquired as part of the acquisition amounted to $1,888,962,813 (Note 15.3).
(***)|Represents cash outflows paid, expressed in closing currency. Note 42 provides details on the composition of dividends paid and the respective dates on which such dividends were made available to shareholders.

The accompanying Notes and Schedules are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025 AND ENDED DECEMBER 31, 2025, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

NOTE 1. ACCOUNTING POLICIES AND BASIS FOR PREPARATION
Grupo Financiero Galicia S.A. (hereinafter, “the Company”, and jointly with its subsidiaries, “the Group”) is a financial services holding company incorporated on September 14, 1999, under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A. (hereinafter, “Banco Galicia” or “the Bank”) which is a private bank offering a wide range of financial services, both to individuals and companies. Likewise, the Company has a controlling interest in: Tarjetas Regionales S.A. (hereinafter, “Naranja X”), which maintains investments related to the issuance of credit cards and services for managing personal and commercial finance; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Asset Management S.A.U., a mutual fund management company; Galicia Warrants S.A., a warrant issuing company; IGAM LLC, a company engaged in assets management; Galicia Securities S.A.U. a settlement and compensation agent and Trading Agent – Own Portfolio; Galicia Investments LLC, Galicia Ventures LP and Galicia Ventures Corp, companies dedicated to facilitating investment initiatives within the Open Innovation and Corporate Venturing program;Galicia Holdings US Inc., parent company of Galicia Capital US LLC, a company dedicated to reaching new customers by incorporating a wide range of financial instruments and enabling the development of innovative credit products, and Vestly Group Corp., the parent company of Vestly Capital LLC and Vestly Advisory LLC, companies engaged in activities related to financial services and investment advisory services.
As a result of the acquisition of the HSBC Argentina Holdings S.A. and subsidiaries, the Group also controls, directly and indirectly, GGAL Holdings S.A., Banco GGAL S.A., GGAL Participaciones S.A.U., GGAL Asset Management S.A. S.G.F.C.I., GGAL Seguros S.A. and GGAL Seguros de Retiro S.A.
These consolidated financial statements were approved and authorized for publication through Minutes of Board of Directors’ Meeting No. 769 dated April 16, 2026.
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
The Group has presented its local financial statements under rules of the Argentine Central Bank on March 4, 2026, those rules are based on IFRS Accounting Standards, with certain exceptions. Shareholders’ equity under the rules of the Argentine Central Bank is presented in Note 52.8.
Management believes that these consolidated financial statements fairly present the Group’s financial position, financial performance and cash flows, in accordance with IFRS.
The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Groups´ accounting policies.
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
These consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative instruments) measured at fair value.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(c)    New Accounting Standards, amendments and interpretations issued by the IASB and adopted by the Group.
The Group has applied the following standards for the first time as of January 1, 2025:

Amendments to IAS 21 - Lack of Exchangeability
Item	The amendment provides guidance for entities to apply a consistent approach to the assessment of whether a currency is convertible at the measurement date and for a specific purpose, and if not, the determination of the exchange rate to be used for measurement purposes and the disclosures to be provided in their financial statements. A currency is convertible when there is the possibility of exchanging it for another currency, with normal administrative delays, and the transaction occurs through markets or exchange mechanisms that create enforceable rights and obligations.
Publication date	August 2023.
Effective date	As of January 2025.
Impact	No significant impact on the Group's consolidated financial statements.

Amendments to the Illustrative Examples of IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 – Disclosure of Uncertainties in the Financial Statements
Item	The amendments incorporate illustrative examples demonstrating how to disclose the effects of uncertainties in the financial statements in accordance with the applicable IFRS.
Although the examples focus on scenarios related to climate change, the underlying principles are applicable to any type of relevant uncertainty.
They do not introduce new requirements nor amend existing standards; therefore, they do not require retrospective application or transitional provisions. Their objective is to clarify and enhance the application of existing disclosure requirements
Publication date	November, 2025
Effective date	Effective
Impact	No significant impact on the Group's consolidated financial statements.
(d)    New accounting standards and amendments issued by the IASB that have not been adopted by the Group
The new standards, amendments and interpretations published are detailed below; however, they have not yet come into force for fiscal years commenced January 1, 2025, and have not been early adopted by the Group:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments
Item	These amendments clarify the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain liabilities settled through an electronic cash transfer system; they also clarify and add guidance for evaluating whether a financial asset meets the criterion of generating solely payments of principal and interest (SPPI); add new disclosures for certain instruments under contractual terms that may change cash flows (such as some instruments characterized by being linked to the achievement of environmental, social and governance [ESG] objectives); and update disclosures for equity instruments designated at fair value through Other Comprehensive Income.
Publication date	May, 2024
Effective date	As of January 2026
Impact	No impact on the Group's consolidated financial statements.

Amendments to IFRS 9 and IFRS 7: Contracts for electricity dependent on nature
Item	These amendments allow for a more accurate accounting representation of renewable energy contracts in the financial statements through the following changes: clarifying the application of the “own use” requirements; allowing, in certain cases, hedge accounting when these contracts are used as hedging instruments; and introducing new disclosures to better understand the impact of these contracts on financial performance and cash flows.
Publication date	December, 2024
Effective date	Annual periods commenced as of January 2026. Early application is permitted.
Impact	It is estimated that the application of this standard will not generate a significant impact on the Group's equity.

IFRS 18: Presentation and Information to be Disclosed in the Financial Statements
Item	This new standard places special emphasis on the presentation of the Statement of Income. The new, essential concepts introduced by IFRS 18 relate to: The structure of the Statement of Income; disclosure requirements in the financial statements for certain yield measurements that are not reported in an entity's financial statements (i.e., yield measurements defined by the companies' management); and improvements in the principles of aggregation and disaggregation of accounting items in the primary financial statements and the explanatory notes, in general.
Publication date	April, 2024
Effective date	Annual periods commenced as of January 2027. Early application is permitted.
Impact	The impact on the Group's consolidated financial statements is being evaluated.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Annual improvements: IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7
Item	Annual improvements are limited to changes that clarify the wording of an Accounting Standard or correct relatively minor unintended consequences, omissions or conflicts between the requirements of Accounting Standards. The 2024 amendments relate to the following standards:
IFRS 1 First-time Adoption of International Financial Reporting Standards;
IFRS 7 Financial Instruments: Disclosures and its corresponding Application Guidance;
IFRS 9 Financial Instruments
IFRS 10 Consolidated Financial Statements; and
IAS 7 Statement of Cash Flows.
Publication date	July, 2024
Effective date	Annual periods commenced as of January 2026. Early application is permitted.
Impact	The impact on the Group's consolidated financial statements is being evaluated.

IFRS 19: Subsidiaries under No Public Responsibility - Disclosures
Item	This voluntary standard allows eligible subsidiaries to replace the disclosures required in each specific IFRS with reduced disclosures, also established in the standard. It seeks to balance the information needs of the users of the financial statements of these entities while saving costs for those responsible for preparing them. A subsidiary will be eligible if: it is under no public responsibility; and its parent company presents consolidated financial statements for public use in compliance with IFRS standards.
Publication date	May, 2024
Effective date	January 2027. Early application is permitted.
Impact	The impact on the Group's consolidated financial statements is being evaluated.

IFRS 19: Subsidiaries under No Public Responsibility - Disclosure Requirements
Item
The amendments to IFRS 19 reduce the disclosure requirements for eligible subsidiaries without public accountability, aligning the Standard with IFRS and amendments issued between February 2021 and May 2024.
The amendments cover, among other matters, IFRS 18, amendments to IAS 7 and IFRS 7, amendments to IAS 12, amendments to IAS 21, and amendments to IFRS 9.
Going forward, IFRS 19 will be amended concurrently with the issuance or revision of other IFRS by the IASB.

Publication date	August, 2025
Effective date	These amendments allow IFRS 19 to incorporate all changes effective up to 1 January 2027, which is the date on which the Standard becomes effective.
Impact	The impact on the Group's consolidated financial statements is being evaluated.

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
For the purpose of consolidating its financial statements, the Group used the subsidiaries’ financial statements for the year ended December 31, 2025. The accounting policies applied by Sudamericana Holding SA., GGAL Seguros S.A. and GGAL Seguros de Retiro S.A. are established by the National Insurance Superintendency and have been adjusted to those applied by the Group in preparing its consolidated financial statements.
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
As of December 31, 2025, and December 31, 2024 balances in U.S. Dollars were translated at the reference exchange rate (Ps.1,459.4167 and Ps.1,032.50, respectively) established by the Argentine Central Bank. Foreign currencies other than the US dollar have been translated into this currency using exchange rates reported by the Argentine Central Bank.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
•Hold the instruments for trading.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Such instruments are measured at fair value through profit and loss, except where the Group’s management has elected, at initial recognition, to irrevocably designate an equity investment at fair value through other comprehensive income. This option is available when instruments are not held for trading. The gains or losses of these instruments are recognized in other comprehensive income and are not subsequently reclassified to profit or loss, including on disposal. Dividends that result from such instrument will be charged to income when the Group’s right to receive payments is established.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For certain properties, which are not in use, an impairment was recognized due to a decline in real estate price, as their carrying amount exceeded the fair value. The determination of the fair values as at October 31, 2025 was performed by external valuers. The external valuers used the ‘direct comparison’ methodology for the calculation of the property valuations. This method of calculating fair value corresponds to Level 3. As at December 31, 2025, the Group has recognized impairment on the value of real estate in the amount of Ps.810,569.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
For certain properties, which are not in use, an impairment was recognized as their carrying amount exceeded the fair value. The determination of the fair values as at October 31, 2025 was performed by external valuers. The external valuers used the ‘direct comparison’ methodology for the calculation of the property valuations. This method of calculating fair value corresponds to Level 3. As at December 31, 2025, the Group has recognized impairment on the value of real estate in the amount of Ps.7,009,944.
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
1.23.    ASSETS AND LIABILITIES ARISING FROM INSURANCE AND REINSURANCE CONTRACTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The Group has defined a methodology for the determination of discount rates, taking into account the general indications of the standard.
For the long term insurance business acquired in 2024 the Group has used the following yield curves to discount the estimate of future cash flows:

Currency	Ps.	US$	Ps. CER
Maturity (years)	12.31.25	12.31.25	12.31.25
1	33.92%	4.05%	6.49%
2	25.88%	3.93%	6.28%
3	23.28%	3.96%	6.97%
4	21.03%	4.01%	7.04%
5	19.29%	4.08%	7.08%
6	17.88%	4.16%	7.12%
7	16.91%	4.24%	7.16%
8	16.29%	4.31%	7.28%
9	15.82%	4.38%	7.39%
10	15.33%	4.46%	7.38%
15	12.25%	4.76%	5.84%
20	10.38%	4.90%	4.70%
25	9.25%	4.91%	4.00%
30	8.50%	4.85%	3.54%
35	7.97%	4.77%	3.22%
40	7.57%	4.69%	2.97%
45	7.26%	4.62%	2.78%
50	7.02%	4.56%	2.63%

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Currency	Ps.	US$	Ps. CER
Maturity (years)	12.31.24	12.31.24	12.31.24
1	32.55%	4.50%	7.53%
2	31.16%	4.41%	8.26%
3	29.07%	4.38%	8.10%
4	26.64%	4.36%	7.53%
5	24.78%	4.34%	7.41%
6	22.93%	4.37%	7.28%
7	21.26%	4.37%	7.15%
8	20.10%	4.40%	7.12%
9	19.22%	4.38%	7.12%
10	18.43%	4.39%	7.03%
15	14.74%	4.45%	5.52%
20	12.60%	4.42%	4.46%
25	11.32%	4.30%	3.82%
30	10.47%	4.15%	3.39%
35	9.87%	4.05%	3.08%
40	9.42%	3.98%	2.85%
45	9.07%	3.93%	2.68%
50	8.80%	3.89%	2.53%

For P&C business business the Group has used the following yield curves to discount the estimate of future cash flows:

Currency	Ps.	Ps.
Maturity (years)	12.31.25	12.31.24
1	18.1%	24.9%
2	15.1%	21.9%
3	13.0%	19.9%
4	11.5%	18.2%
5	10.2%	16.5%
10	6.8%	10.8%
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The Group has applied judgment to identify impairment indicators for property, plant and equipment and intangible assets. Grupo Galicia has determined impairment indicators for its real estate assets this year due to a decrease in their market value and has recorded an impairments loss of Ps.7,820,513 for certain properties not assigned to its main operations, included in the “Other non-financial assets” and “Property, plant and equipment” lines of the consolidated statement of financial position. At the end of this year, the carrying amounts of the rest of the non-financial assets and property plant and equipment did not exceed their recoverable value, determined as the higher of their fair value less costs to sell and their value in use.
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
As of the indicated dates, the Group maintains the following portfolios of financial instruments:

Portfolio of Instruments as of 12.31.25	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	9,367,222,727	—
Debt Securities at fair value through profit or loss	1,587,923,268	—	—
Derivative Financial Instruments	55,865,119	—	—
Repurchase Transactions	—	726,099,832	—
Other Financial Assets	390,383,381	187,686,033	—
Loans and Other Financing	—	23,273,441,117	—
Other Debt Securities	—	2,652,698,866	3,235,247,697
Financial Assets Pledged as Collateral	240,908,514	1,258,840,848	—
Investments in Equity Instruments	120,770,829	—	—
Liabilities
Deposits	—	27,668,939,952	—
Liabilities at fair value through profit or loss	54,443,078	—	—
Derivative Financial Instruments	18,340,612	—	—
Repurchase Transactions	—	677,097,037	—
Other Financial Liabilities	—	4,237,874,913	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	881,745,712	—
Debt Securities	—	1,622,340,367	—
Subordinated Debt Securities	—	376,190,745	—

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.24	Fair Value through Profit or Loss	Amortized Cost	Fair Value through OCI
Assets
Cash and Due from Banks	—	8,872,753,639	—
Debt Securities at fair value through profit or loss	1,984,609,209	—	—
Derivative Financial Instruments	5,474,158	—	—
Repurchase Transactions	—	—	—
Other Financial Assets	438,625,169	1,845,561,213	—
Loans and Other Financing	32,683,512	18,894,673,075	—
Other Debt Securities	—	2,868,154,374	3,026,158,029
Financial Assets Pledged as Collateral	22,116,189	1,759,443,196	171,171,564
Investments in Equity Instruments	55,364,705	—	—
Liabilities
Deposits	—	24,513,231,226	—
Liabilities at fair value through profit or loss	11,846,653	—	—
Derivative Financial Instruments	10,092,756	—	—
Repurchase Transactions	—	567,875,904	—
Other Financial Liabilities	—	4,631,605,767	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	—	581,156,334	—
Debt Securities	—	1,327,992,931	—
Subordinated Debt Securities	—	350,069,829	—

NOTE 4. FAIR VALUES
The Group classifies the fair values of the financial instruments in 3 levels, according to the quality of the data used for their determination
Fair Value Level 1: The fair value of financial instruments traded in active markets (as publicly traded derivative instruments, debt securities or instruments available for sale) is based on the quoted market prices as of the date of the reporting period. If the quoted price is representative within the 5 business days of the valuation date, and there is an active market for the instrument, this will be included in Level 1.
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
As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.
All the modifications to the valuation methods are previously discussed and approved by the Group’s key personnel.
The Group’s financial instruments measured at fair value at the end of the reporting period are detailed below:

Portfolio of Instruments as of 12.31.25	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	7,541,146	—	—
Government Securities	1,349,496,354	—	10,185,231
Corporate Securities	154,338,012	51,410,607	14,951,918
Derivative Financial Instruments	2,418,894	53,446,225	—
Other Debt Securities	3,235,247,697	—	—
Other Financial Assets	373,695,004	59,746	16,628,631
Financial Assets Pledged as Collateral	240,908,514	—	—
Investments in Equity Instruments	59,135,245	—	61,635,584
Total Assets	5,422,780,866	104,916,578	103,401,364
Liabilities
Liabilities at fair value through profit or loss (*)	54,443,078	—	—
Derivative Financial Instruments	—	18,340,612	—
Total Liabilities	54,443,078	18,340,612	—
Total	5,368,337,788	86,575,966	103,401,364
(*)They include the operations of obligations for operations with Government Securities of third parties.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Portfolio of Instruments as of 12.31.24	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Argentine Central Bank’s Bills and Notes	3,413,002	—	—
Government Securities	1,758,107,299	15,044,726	38,593,297
Corporate Securities	75,184,677	88,488,526	5,777,682
Derivative Financial Instruments	—	5,474,158	—
Other Debt Securities	1,832,446,818	1,190,617,674	3,093,537
Other Financial Assets	413,514,403	57,122	25,053,644
Loans and Other Financing	—	32,683,512	—
Financial Assets Pledged as Collateral	41,840,333	151,447,420	—
Investments in Equity Instruments	12,657,601	—	42,707,104
Total Assets	4,137,164,133	1,483,813,138	115,225,264
Liabilities
Liabilities at fair value through profit or loss (*)	11,846,653	—	—
Derivative Financial Instruments	—	10,092,756	—
Total Liabilities	11,846,653	10,092,756	—
Total	4,125,317,480	1,473,720,382	115,225,264
(*)Include the operations of obligations for operations with Government Securities of third parties.
The evolution of instruments included in Level 3 Fair Value is detailed below:

Level 3	12.31.24	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.25
Government Securities	38,593,297	(22,998,436)	49,346,749	(61,869,015)	14,816,519	(7,703,883)	10,185,231
Corporate Securities	5,777,682	8,063,579	19,589,571	(19,376,074)	3,127,128	(2,229,968)	14,951,918
Other Debt Securities	3,093,537	(3,138,179)	—	—	786,551	(741,909)	—
Other Financial Assets	25,053,644	552,960	19,526,601	(29,910,970)	7,572,858	(6,166,462)	16,628,631
Investments in Equity Instruments	42,707,104	(3,923,486)	14,537,217	—	19,898,282	(11,583,533)	61,635,584
Total	115,225,264	(21,443,562)	103,000,138	(111,156,059)	46,201,338	(28,425,755)	103,401,364
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
The transfers occurred due to the transfer to Level 3 of the instruments that do not have observable market prices at the end of the period for a total of Ps.62,629,549, due to the transfer to Level 1 of the instruments that were in Level 3 for a total of Ps.(80,893,543) and due to the transfer to Level 2 of the instruments that were in Level 3 for a total of Ps.(3,179,568).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Level 3	12.31.23	Transfers(*)	Recognition	Derecognition	Income (Loss)	Inflation Effect	12.31.24
Government Securities	—	33,392,910	9,277,383	(2,201,549)	4,608,364	(6,483,811)	38,593,297
Corporate Securities	710,941	4,464,926	6,314,083	(4,018,431)	(324,022)	(1,369,815)	5,777,682
Derivative Financial Instruments	—	—	2,972,043	—	121,494	—	3,093,537
Other Financial Assets	—	—	27,439,736	(3,137,304)	751,212	—	25,053,644
Investments in Equity Instruments	19,845,713	—	22,497,737	(5,374,418)	19,940,139	(14,202,067)	42,707,104
Total	20,556,654	37,857,836	68,500,982	(14,731,702)	25,097,187	(22,055,693)	115,225,264
(*)Include the movements of levels of financial instruments classified as fair value Level 3, as described below.
The transfers occurred due to the movement to Level 3 of instruments that do not have observable valuation prices at the end of the period, totaling Ps.40,683,580; the movement to Level 1 of instruments that were previously in Level 3 but had observable market quotations at the end of the period, totaling Ps.(2,197,922), and the movement to Level 2 of instruments that were in Level 3, and for which, to obtain a representative price, the last market yield to maturity (YTM) was accrued, totaling Ps.(627,822).
The Group included below the fair value of the instruments not carried at fair value as of the year-end.

Items of Assets/Liabilities as of 12.31.25	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	9,367,222,727	9,367,222,727	9,367,222,727	—	—
Repurchase Transactions	726,099,832	726,099,832	726,099,832	—	—
Loans and Other Financing	23,273,441,117	23,344,477,902	—	—	23,344,477,902
Other Financial Assets	187,686,033	248,839,669	154,387,067	—	94,452,602
Other Debt Securities	2,652,698,866	2,553,649,645	2,553,649,645	—	—
Financial Assets Pledged as Collateral	1,258,840,848	1,258,802,610	1,258,802,610	—	—
Liabilities
Deposits	27,668,939,952	27,641,637,543	—	—	27,641,637,543
Repurchase Transactions	677,097,037	677,097,037	677,097,037	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	881,745,712	859,008,115	—	—	859,008,115
Debt Securities	1,622,340,367	1,618,759,825	1,618,759,825	—	—
Subordinated Debt Securities	376,190,745	374,863,858	374,863,858	—	—
Other Financial Liabilities	4,237,874,913	4,237,874,913	—	—	4,237,874,913

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Items of Assets/Liabilities as of 12.31.24	Book Value	Fair Value	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3
Assets
Cash and Due from Banks	8,872,753,639	8,872,753,639	8,872,753,639	—	—
Loans and Other Financing	18,894,673,075	18,994,218,505	—	—	18,994,218,505
Other Financial Assets	1,845,561,213	2,128,694,177	2,064,027,218	—	64,666,959
Other Debt Securities	2,868,154,374	2,631,897,558	881,536,302	—	1,750,361,256
Financial Assets Pledged as Collateral	1,759,443,196	1,697,781,605	1,697,781,605	—	—
Liabilities
Deposits	24,513,231,226	24,514,996,202	—	4,093,407,121	20,421,589,081
Repurchase Transactions	567,875,904	567,875,904	567,875,904	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	581,156,334	579,827,723	—	14,708	579,813,015
Debt Securities	1,327,992,931	1,323,434,146	1,320,994,427	—	2,439,719
Subordinated Debt Securities	350,069,829	346,691,827	—	—	346,691,827
Other Financial Liabilities	4,631,605,767	4,606,077,924	—	385,458,264	4,220,619,660

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
Cash and cash equivalents break down as follows:

	12.31.25	12.31.24	12.31.23
Cash and Due from Banks	9,367,222,727	8,872,753,639	5,717,518,496
Argentine Central Bank’s Bills and Notes Maturing within 90 days(1)	—	—	76,037,501
Receivables from Repurchase transactions(2)	—	—	3,324,790,950
Loans to Financial Institutions(3)	—	54,329,638	17,187,922
Overnight Placements in Foreign Banks(3)	894,642,085	406,848,599	50,359,231
Mutual Funds(4) (5)	10,578,443	149,934,737	139,755,592
Time Deposits Maturing within 90 days(1)	—	—	34,146,010
Transactions for Cash Sales of Government Securities to be settled with the B.C.R.A. (4) (6)	—	259,181,258	—
Total Cash and Cash Equivalents	10,272,443,255	9,743,047,871	9,359,795,702
(1)Included within Debt Securities at Fair Value through Profit or Loss.
(2)Included within Repurchase Transactions with original maturities of less than three months.
(3)Included within Loans and Other Financing with maturities of less than three months.
(4)Included within Other Financial Assets with maturities of less than three months.
(5)Mutual funds are comprised of assets with a liquidity of less than three months.
(6)Includes transactions involving the sale of government securities to be settled, agreed on a one‑day basis, with the Argentine Central Bank.
The reconciliation of financing activities as of December 31, 2025, 2024 and 2023 is presented below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Balances at 12.31.24	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.25
Lease Liabilities	70,662,225	(34,285,087)	—	7,819,750	44,196,888
Debt Securities	1,327,992,931	(941,317,483)	1,704,506,242	(468,841,323)	1,622,340,367
Subordinated Debt Securities	350,069,829	—	—	26,120,916	376,190,745
Financing Received from the Argentine Central Bank and Other Financial Institutions	581,156,334	(2,009,391,569)	2,357,372,699	(47,391,752)	881,745,712
Total	2,329,881,319	(2,984,994,139)	4,061,878,941	(482,292,409)	2,924,473,712

Item	Balances at 12.31.23	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.24
Lease Liabilities	84,395,031	(17,120,087)	—	3,387,281	70,662,225
Debt Securities	265,597,819	(280,207,265)	1,413,380,966	(70,778,589)	1,327,992,931
Subordinated Debt Securities	589,009,699	—	—	(238,939,870)	350,069,829
Financing Received from the Argentine Central Bank and Other Financial Institutions	395,690,863	(1,106,251,456)	1,344,423,293	(52,706,366)	581,156,334
Total	1,334,693,412	(1,403,578,808)	2,757,804,259	(359,037,544)	2,329,881,319

Item	Balances at 12.31.22	Cash flow payments	Cash flow receipts	Other movements	Balances at 12.31.23
Lease Liabilities	68,471,208	(18,256,119)	—	34,179,942	84,395,031
Debt Securities	600,396,157	(450,289,950)	214,908,474	(99,416,862)	265,597,819
Subordinated Debt Securities	405,046,690	—	—	183,963,009	589,009,699
Financing Received from the Argentine Central Bank and Other Financial Institutions	334,261,698	(961,743,051)	1,070,749,493	(47,577,277)	395,690,863
Total	1,408,175,753	(1,430,289,120)	1,285,657,967	71,148,812	1,334,693,412
The composition of the item "Other Operations" within the section of adjustments to obtain activities cash flows is detailed below:

Items	12.31.25	12.31.24	12.31.23
Monetary position	4,859,384,205	4,389,203,488	4,971,392,307
Exchange rate	(3,528,697,851)	(1,416,072,183)	(1,207,335,814)
Others non-cash items	(348,903,345)	(655,185,394)	9,006,895
Total	981,783,009	2,317,945,911	3,773,063,388
Non-cash transactions:
On December 6, 2024 Grupo Financiero Galicia S.A. and Banco Galicia acquired, directly and indirectly, 99.99383% of the capital stock and votes of HSBC Bank Argentina S.A. and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A. and HSBC Seguros de Retiro (Argentina) S.A. for a total amount of Ps.1,051,367,753 (Note 15).
As of December 31, 2024 the following transactions did not result in cash movements:
•Issuance of shares of Ps.896,109,444,
•Issuance of a Negotiable Obligation without public offering in favor of HSBC Latin America B.V. in the amount of Ps.108,443,593 (US$81,158, at the exchange rate in effect on the cancellation date),
•Liability in favor of HSBC Latin American B.V. in the amount of Ps.19,133,177 (US$14,319, at the exchange rate in effect on the cancellation date) and,
•Effects of inflation: Ps.27,681,539.
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

NOTE 7. DERIVATIVE FINANCIAL INSTRUMENTS
FORWARD EXCHANGE CONTRACT WITH NO DELIVERY OF THE UNDERLYING ASSET
A3 Mercados S.A. have trading areas for the closing, recording and settlement of forward financial transactions between their Agents, including Banco Galicia. In general, the settlement of these transactions is made without delivering the underlying asset. The settlement is carried out daily in Argentine pesos for the difference, if any, between the closing price traded of the underlying asset and the closing price or value of the underlying asset of the previous day, the price difference impacting on Income.
The transactions are recorded in Off-balance Sheet Items The accrued balances pending settlement are disclosed in the “Derivative Financial Instruments” line, in Assets and/or Liabilities, as appropriate.
INTEREST RATE SWAPS
These transactions, which are bilaterally negotiated whit clients, involve the monthly or quarterly settlement in Argentine pesos of the difference between the cash flows calculated at a variable interest rate (TAMAR) and the cash flows calculated at a fixed interest rate, or vice versa, based on the agreed notional amount. The resulting price difference is recognized in profit or loss.
The amounts of transactions as of December 31, 2025, and 2024 are as follows:

	Underlying Asset	Type of Settlement	12.31.25(*)	12.31.24(*)
Currency Forward Transactions
Purchases	Foreign currency	Daily difference	1,918,748,061	1,216,882,192
Sales	Foreign currency	Daily difference	761,912,214	788,034,656
Customers´ Purchases	Foreign currency	Daily difference	35,483,532	222,082,841
Customers´ Sales	Foreign currency	Daily difference	813,753,825	573,462,598
Repurchase Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	444,977,522	256,813,768
Forward Sales	Government Securities	With delivery of the underlying asset	684,167,496	324,843,130
Customer swaps
Variable‑to‑fixed interest rate swaps	Others	Others	29,000,000	—
(*)Notional values.
For further details, refer to Schedule O.

NOTE 8. REPURCHASE TRANSACTIONS

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of the indicated dates, the Group maintains the following repurchase transactions:

	12.31.25	12.31.24
Debtors for Reverse Repurchase Transactions of Government Securities	722,869,068	—
Interest Accrued Receivable for Reverse Repurchase Transactions	3,230,764	—
Total Repurchase Transactions—Assets	726,099,832	—

	12.31.25	12.31.24
Creditors for Repurchase Transactions of Government Securities	356,158,948	478,715,177
Interest Accrued Payable for Repurchase Transactions	318,229,741	88,055,196
Creditors arising from Securities Lending Activities	1,172,002	940,072
Interest Accrued Payable for Securities Lending Activities	1,536,346	165,459
Total Repurchase Transactions—Liabilities	677,097,037	567,875,904
The notional values of the assets transferred in repurchase transactions are presented in Note 7 and Schedule O.

	12.31.25	12.31.24
Reverse Repurchase Transactions recorded in Off-Balance Sheet Items	—	—
Forward purchases for Repurchase transactions recorded in Financial Assets Pledged as Collateral	209,956,196	—

NOTE 9. OTHER FINANCIAL ASSETS
As of the indicated dates, the balances of “Other Financial Assets” were as follows:

	12.31.25	12.31.24
Receivables from Spot Sales of Foreign Currency Pending Settlement	—	57,038,868
Receivables from Spot Sales of Government Securities Pending Settlement	44,409,764	1,550,526,304
Sundry Debtors	130,401,492	199,026,497
Mutual Funds	373,568,761	412,881,158
Premiums from financial guarantee contracts	5,522,449	11,853,651
Interest accrued receivable	6,995,546	28,217,679
Fiduciary Participation Certificates	16,814,620	25,744,011
Balances from claims pending recovery	503,101	75,105
Others	879,894	748,485
Minus: Allowances	(1,026,213)	(1,925,376)
Total	578,069,414	2,284,186,382
The credit rating quality analysis of Other Financial Assets as of December 31, 2025, was as follows:

	Debtors for Sale of Foreign Currency	Debtors for Cash sale of Government Securities to be Settled	Sundry Debtors	Mutual Funds	Premiums from financial guarantee contracts	Interest accrued receivable	Fiduciary participation certificates	Balances from claims pending recovery
Not yet due	—	44,409,764	130,243,011	373,568,761	5,522,449	6,995,546	16,814,620	1,382,995
Impaired/Uncollectible	—	—	158,481	—	—	—	—	—
Allowances	—	—	(1,026,213)	—	—	—	—	—
Total	—	44,409,764	129,375,279	373,568,761	5,522,449	6,995,546	16,814,620	1,382,995

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The main factors considered by the Group to determine the impaired assets are their due date status and the possibility to realize the related collateral, if appropriate.
Related-party information is disclosed in Note 51.

NOTE 10. LOANS AND OTHER FINANCING
The composition of the Loans and Other Financing portfolio as of the indicated dates is detailed below:

	12.31.25	12.31.24
Non-financial Public Sector	15,500,430	10,714,750
Financial Institutions	622,506,030	216,200,953
Loans	622,506,030	216,200,953
Non-financial Private Sector and Residents Abroad	24,838,393,044	19,578,791,997
Loans	24,303,384,802	19,081,325,437
Advances	991,035,406	824,033,399
Notes	6,995,472,679	5,167,009,079
Mortgage Loans	1,077,039,628	417,856,780
Pledge Loans	651,398,112	523,092,926
Personal Loans	2,951,576,717	2,319,865,727
Credit Card Loans	8,682,943,178	8,109,849,045
Other Loans	2,076,610,333	1,169,154,669
Accrued Interest, Adjustments and Quotation Differences Receivable	937,197,131	596,179,415
Documented Interest	(59,888,382)	(45,715,603)
Financial Leases	49,936,071	41,911,187
Other Financing	485,072,171	455,555,373
Less: Allowances	(2,202,958,387)	(878,351,113)
Total	23,273,441,117	18,927,356,587
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. FINANCIAL ASSETS PLEDGED AS COLLATERAL
The Financial Assets Pledged as Collateral valuated in accordance with their underlying asset for the years under analysis are detailed below:

	12.31.25	12.31.24
Deposits as Collateral	560,878,600	746,637,356
Special Accounts as Collateral—Argentine Central Bank	493,946,007	618,672,282
Forward Purchases of monetary regulatory instruments	444,977,522	587,511,180
Less: Allowances	(52,767)	(89,869)
Total	1,499,749,362	1,952,730,949
The restricted availability assets are detailed in Note 52.2.

NOTE 13. CURRENT INCOME TAX ASSETS
As of the indicated dates, the balances of Current Income Tax Assets correspond to:

	12.31.25	12.31.24
Tax Advances	103,036,671	275,250
Total	103,036,671	275,250

NOTE 14. INVESTMENTS IN EQUITY INSTRUMENTS
The Group’s “Investments in Equity Instruments” are detailed in Schedule A.

NOTE 15. EQUITY INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES
15.1    Equity Investments in Subsidiaries
The interest and shareholding percentages in companies over which the Group exerts control, and which are consolidated by the Group, are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Direct and Indirect Shareholding		Equity Investment %
Company	12.31.25	12.31.24	12.31.25	12.31.24
Banco de Galicia y Buenos Aires S.A.	754,748,461	668,549,353	99.998%	100.00%
Banco GGAL S.A. (1)	—	1,244,048,856	—%	99.99%
Galicia Asset Management S.A.U.	158,500,537	20,000	100.00%	100.00%
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99%	99.99%
Galicia Capital US LLC	1,000	1,000	100.00%	100.00%
Galicia Holdings US Inc.	1,000	1,000	100.00%	100.00%
Galicia Investments LLC	100	100	100.00%	100.00%
Galicia Retiro Compañía de Seguros S.A.U.	1,933,542,601	27,727,278	100.00%	100.00%
Galicia Securities S.A.U.	95,392,000	95,392,000	100.00%	100.00%
Galicia Seguros S.A.U.	846,328,042	1,830,887	100.00%	100.00%
Galicia Ventures Corp.	10,000	—	100.00%	—%
Galicia Ventures LP	1,000	1,000	100.00%	100.00%
Galicia Warrants S.A.	1,000,000	1,000,000	100.00%	100.00%
GGAL Asset Management S.A. S.G.F.C.I. (1)	—	1,791,487	—%	100.00%
GGAL Holdings S.A. (1)	—	748,712,987,065	—%	100.00%
GGAL Participaciones S.A.U. (1)	—	11,513,929	—%	100.00%
GGAL Seguros S.A.	37,855,000	37,855,000	100.00%	100.00%
GGAL Seguros de Retiro S.A.	49,803,430	49,803,430	100.00%	100.00%
IGAM LLC	100	100	100.00%	100.00%
INVIU S.A.U.	809,611,333	809,611,333	100.00%	100.00%
INVIU Capital Markets Limited	1	1	100.00%	100.00%
INVIU Manager Investment Ltd.	1	1	100.00%	100.00%
INVIU México S.A.P.I. de C.V.	1,500	1,500	100.00%	100.00%
INVIU Perú S.A.B. S.A.C.	2,439,992,000	2,439,992,000	100.00%	100.00%
INVIU Technology Limited	1	1	100.00%	100.00%
INVIU Uruguay Agente de Valores S.A.U.	300,000,000	300,000,000	100.00%	100.00%
Vestly Advisory LLC	100	—	100.00%	—%
Vestly Asset Management LLC	100	100	100.00%	100.00%
Vestly Capital LLC	100	—	100.00%	—%
Vestly Group Corp.	10,000	—	100.00%	—%
Vestly México S.A. de C.V.	1,500	1,500	100.00%	100.00%
Naranja Digital Compañía Financiera S.A.U.	26,816,107,017	1,712,567,500	100.00%	100.00%
NHI(UK) Limited	19,000,000	19,000,000	100.00%	100.00%
N-xers S.A. de C.V.	405,816,000	405,816,000	100.00%	100.00%
Sudamericana Holding S.A.	358,395,538	32,717,429	100.00%	100.00%
Seguros Galicia S.A.	66,055,068,160	4,512,697,946	99.44%	99.43%
Tarjeta Naranja S.A.U.	2,896	2,896	100.00%	100.00%
Tarjetas Regionales S.A.	1,756,704,458	1,756,704,458	100.00%	100.00%
Well Assistance S.A.U.	100,000	100,000	100.00%	100.00%
(1) See Corporate reorganization in this Note.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following are the balances of subsidiaries, according to IFRS as of the indicated dates:

	12.31.25
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (1)
Banco de Galicia y Buenos Aires S.A.(2)	36,595,915,549	30,577,566,473	6,018,349,076	(95,790,639)
Galicia Asset Management S.A.U. (2)	125,322,634	37,764,945	87,557,689	126,697,506
Galicia Broker Asesores de Seguros S.A. (3)	6,887,205	2,687,921	4,199,284	5,715,161
Galicia Capital US LLC	5,621,487	2,640,303	2,981,184	53,439
Galicia Holding US Inc.	7,201,874	—	7,201,874	414,522
Galicia Investments LLC	73,654	—	73,654	148
Galicia Retiro Compañía de Seguros S.A.U. (3)	8,308,805	5,841,278	2,467,527	791,225
Galicia Securities S.A.U.	362,071,946	277,976,154	84,095,792	34,813,987
Galicia Seguros S.A.U. (3)	110,153,718	56,099,439	54,054,279	20,743,743
Galicia Ventures Corp. (4)	14,594	—	14,594	—
Galicia Ventures LP	7,365,435	—	7,365,435	14,834
Galicia Warrants S.A.	15,827,703	5,205,710	10,621,993	700,183
GGAL Seguros de Personas S.A. (3)	336,166,663	268,797,840	67,368,823	(1,693,759)
GGAL Seguros de Retiro S.A. (3)	483,405,197	430,930,768	52,474,429	6,996,820
IGAM LLC	23,701,651	4,136	23,697,515	(3,391,252)
INVIU S.A.U.	170,262,880	157,700,445	12,562,435	(5,048,364)
INVIU Capital Markets Limited	5,375,450	3,345,514	2,029,936	(1,081,781)
INVIU Management Investment Ltd.	1,348,906	1,103,490	245,416	(714,373)
INVIU México S.A.P.I. de C.V.	111	—	111	32
INVIU Perú S.A.B. S.A.C.	1,631,387	260,917	1,370,470	(951,980)
INVIU Technology Limited	868,177	617,912	250,265	149,247
INVIU Uruguay Agente de Valores S.A.U.	11,809,734	6,974,633	4,835,101	2,826,208
Naranja Digital Compañía Financiera S.A.U.	2,950,260,726	2,703,596,949	246,663,777	99,421,998
NHI(UK) Limited	27,527,479	107,616	27,419,863	(1,603,099)
N-xers S.A. de C.V.	29,701,562	837,811	28,863,751	1,688,176
Seguros Galicia S.A. (3)	342,865,025	311,147,808	31,717,217	9,824,582
Sudamericana Holding S.A. (2)(3)	218,907,328	328,080	218,579,248	43,494,580
Tarjeta Naranja S.A.U.	4,555,797,354	3,800,129,509	755,667,845	(42,398,661)
Tarjetas Regionales S.A.	1,032,412,613	15,113,522	1,017,299,091	59,729,135
Vestly Asset Management LLC	1,315,187	1,155,068	160,119	160,016
Vestly Capital LLC (5)	729,681	—	729,681	1,223
Vestly Group Corp. (5)	729,681	—	729,681	16,449
Vestly México S.A. de C.V.	107	—	107	31
Well Assistance S.A.U. (3)	952,118	302,260	649,858	1,283,018
____________________
(1) Income attributable to the shareholders of the parent.
(2) See Corporate reorganization in this Note.
(3) Results for the 12-month period ended December 31, 2025.
(4) Results for the 1-month period ended December 31, 2025.
(5) Results for the 2-month period ended December 31, 2025.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.24
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss) (1)
Banco de Galicia y Buenos Aires S.A.(2)	28,481,203,198	22,696,983,427	5,784,219,771	1,783,832,873
Banco GGAL S.A.(2)	7,429,115,223	5,480,336,732	1,948,778,491	(215,400,361)
Galicia Asset Management S.A.U. (2)	112,412,994	41,950,708	70,462,286	89,781,445
Galicia Broker Asesores de Seguros S.A. (3)	3,753,056	1,259,917	2,493,139	3,283,102
Galicia Capital US LLC	4,900,853	1,973,108	2,927,745	(1,652,530)
Galicia Holding US Inc.	6,787,353	—	6,787,353	(2,509,086)
Galicia Investments LLC	32,068	—	32,068	(15,600)
Galicia Retiro Compañía de Seguros S.A.U. (3)	8,055,000	7,485,516	569,484	(1,681,651)
Galicia Securities S.A.U.	215,947,948	166,666,142	49,281,806	31,914,465
Galicia Seguros S.A.U. (3)	64,960,593	32,797,850	32,162,743	4,008,182
Galicia Ventures LP	3,206,817	—	3,206,817	(1,365,943)
Galicia Warrants S.A.	16,303,577	5,124,920	11,178,657	1,362,198
GGAL Asset Management S.A. S.G.F.C.I. (2)	29,789,029	6,311,998	23,477,031	835,691
GGAL Holdings S.A. (2)	2,146,958,968	5,198,406	2,141,760,562	(225,033,689)
GGAL Participaciones S.A.U. (2)	9,635,523	2,360,871	7,274,652	(3,509,470)
GGAL Seguros de Personas S.A. (3)	313,541	244,479	69,062	9,091
GGAL Seguros de Retiro S.A. (3)	464,620	419,142	45,478	3,639
IGAM LLC	27,092,625	3,849	27,088,776	(15,338,391)
INVIU S.A.U.	165,935,404	153,787,880	12,147,524	(10,053,263)
INVIU Capital Markets Limited	2,964,575	340,055	2,624,520	147,837
INVIU Management Investment Ltd.	160,529	30,559	129,970	(5,094)
INVIU México S.A.P.I. de C.V.	104	—	104	89
INVIU Perú S.A.B. S.A.C.	897,252	234,400	662,852	(174,657)
INVIU Technology Limited	336,377	203,489	132,888	125,982
INVIU Uruguay Agente de Valores S.A.U.	4,047,437	2,038,544	2,008,893	3,886
Naranja Digital Compañía Financiera S.A.U.	2,124,168,495	2,013,490,846	110,677,649	66,902,317
NHI(UK) Limited	27,175,576	—	27,175,576	78,403
N-xers S.A. de C.V.	27,176,226	—	27,176,226	53,459
Seguros Galicia S.A. (3)	335,598,896	320,109,190	15,489,706	(29,378,034)
Sudamericana Holding S.A. (2)(3)	54,814,230	1,447,872	53,366,358	(21,852,996)
Tarjeta Naranja S.A.U.	4,547,310,253	3,670,485,904	876,824,349	244,042,332
Tarjetas Regionales S.A.	1,061,335,980	25,008,180	1,036,327,800	307,039,880
Vestly Asset Management LLC	135	—	135	21
Vestly México S.A. de C.V.	99	—	99	86
Well Assistance S.A.U. (3)	95,397	28,712	66,685	60,016
____________________
(1)    Income attributable to the shareholders of the parent.
(2)    See Corporate reorganization in this Note.
(3) Results for the 12-month period ended December 31, 2024.
Participation in other controlled companies
During fiscal year 2025, the Board of Directors resolved to incorporate two companies in the Unites States of America, namely Galicia Ventures Corp. and Vestly Group Corp., incorporated in the State of Delaware.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Company	Equity Investment %	Place of Business	12.31.25	12.31.24
Play Digital S.A.	19.79%	CABA	3,318,167	5,377,403
The movements of such investment are as follows:

Company	12.31.24	Contributions	Purchase of shares	Profit Sharing in income (loss) for the Year	12.31.25
Play Digital S.A.	5,377,403	—	1,254,054	(3,313,290)	3,318,167

Company	12.31.23	Contributions	Sales of shares	Profit Sharing in income (loss) for the Year	12.31.24
Play Digital S.A.	7,592,355	748,243	4,001,834	(6,965,029)	5,377,403
The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	Profit Sharing in income (loss) for the Year (*)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Play Digital S.A.	53,625,005	42,911,244	10,713,761	3,685,141
(*) Balances according to financial statements as of September 30, 2025, restated in closing currency; the use of financial statements as of December 31, 2025 would not have resulted in material differences.
For more details see Schedule E.
Participations in joint ventures are described in Note 15.4
15.3         Business combinations
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Holdings S.A., HSBC Participaciones (Argentina) S.A. and HSBC Bank Argentina S.A. through a share purchase agreement.
Banco Galicia was the purchaser of 57.89% of the Direct Equity Interests, and Grupo Financiero Galicia S.A. was the purchaser of the remaining 42.11%.
Banco Galicia and Grupo Financiero Galicia S.A. simultaneously acquired, directly and indirectly, 99.99383%of the capital stock and voting rights of HSBC Bank Argentina S.A., and 100% of HSBC Argentina Holdings S.A., HSBC Participaciones (Argentina) S.A., HSBC Global Asset Management S.A., HSBC Seguros de Vida (Argentina) S.A., and HSBC Seguros de Retiro (Argentina) S.A.
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
The transaction amount at the closing currency exchange rate amounted to Ps.1,530,241,501.
The fair value share of the acquired net assets at closing currency amounts to Ps.2,358,986,431, as detailed below:

Item	Fair value
GGAL Holdings S.A. (ex - HSBC Argentina Holdings S.A.)	2,358,744,850
GGAL Participaciones S.A.U. (ex - HSBC Participaciones S.A.)	61,088
Banco GGAL S.A. (ex - HSBC Bank Argentina S.A.)	180,493
Total	2,358,986,431
The acquisition of the business at a value lower than its market value was due to a combination of strategic and negotiation factors. The seller’s intention to concentrate its operations in fewer countries led them to sell their companies in Argentina and accept the price paid. This purchase represents an investment that allows us to obtain valuable assets and key capabilities at a reduced cost, thus strengthening our competitive position. Since the price paid is lower than the fair value of the assets acquired, Grupo Galicia recorded a provisional gain of Ps.953,103,414 in “Share of profit from Associates and Joint Ventures”.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IFRS 3 Business Combinations allows one year from the date of purchase to make adjustments to the provisional amounts of acquired assets and liabilities, if new information is identified during that period about events or circumstances that existed at the acquisition date, when such information results in an adjustment to the provisional amounts of the identifiable assets or liabilities in the business combination. During the measurement period, adjustments related to events and circumstances existing at the acquisition date have been identified and recognized as adjustments to the amounts initially recorded.
Adjustments made to the provisional purchase price allocation were as follows:
▪Prepaid expenses
During the review following initial recognition, disbursements were detected, which corresponded to prepaid expenses related to the system disconnection process with the selling group, which should not have been classified as assets at the time of acquisition, therefore, the adjustment to the fair value of assets as of the acquisition date was a decrease of Ps.(14,806,328). Comparative information was restated to reflect this amount.
▪Expenses for branch closures
In addition, formal plans have been identified to close certain branches that were formalized at the time of acquisition and of which there was no prior knowledge. Liabilities related to present obligations should have been be recognized at the time of the business combination. Consequently, the adjustment related to related to the recognition of the fair value of the provision related to the closures as of the acquisition date was Ps.(4,623,034). Comparative information was restated to reflect this amount.
▪Recoverability of GGAL Holdings' tax loss
During the post-acquisition assessment process, it was concluded that the tax loss carryforward initially recorded by GGAL Holdings was not recoverable, mainly due to the lack of capacity to generate future taxable income for that holding company on an individual basis. The adjustment to the fair value of assets as of the acquisition date was a decrease of Ps.(2,444,459). Comparative information was restated to reflect this amount.
▪Minority interest
The non-controlling interest attributable to the adjustments detailed above amounts to Ps.394.
▪Impact on the result of the transaction
As a result of the adjustments made, taking into a account their tax impacts, the result for the acquisition originally recognized was reduced by Ps.(21,873,427), bringing the final gain to Ps.931,229,987. The adjustments identified correspond to situations existing at the acquisition date and, therefore, have been treated as measurement period adjustments at the initial moment of the business combination. Consequently, the fair value of the net assets acquired amounted to Ps.2,337,113,004. The comparative figures for assets and results were adjusted to reflect their updated amounts.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Provisional fair value of assets and liabilities	Measurement period adjustments	Final fair value of assets and liabilities
Assets
Cash and Due from Banks	1,724,452,957	—	1,724,452,957
Debt Securities at Fair Value through Profit or Loss	113,054,349	—	113,054,349
Derivative Financial Instruments	9,413,866	—	9,413,866
Repurchase Transactions	1,968,408	—	1,968,408
Other Financial Assets	380,424,366	—	380,424,366
Loans and Other Financing	2,719,514,036	—	2,719,514,036
Other Debt Securities	1,814,720,924	—	1,814,720,924
Financial Assets Pledged as Collateral	213,543,110	—	213,543,110
Investments in Equity Instruments	13,297,483	—	13,297,483
Investment in Associates and Joint Ventures	142,635,641	—	142,635,641
Property, Plant and Equipment	281,950,649	—	281,950,649
Intangible Assets Core Deposits	48,709,200	—	48,709,200
Intangible Assets	24,547,008	—	24,547,008
Deferred Income Tax Assets	88,166,389	8,017,506	96,183,895
Other Non-financial Assets	136,664,072	(22,778,967)	113,885,105
Non-current Assets Held for Sale	19,081,107	—	19,081,107
Total Assets	7,732,143,565	(14,761,461)	7,717,382,104
Liabilities
Deposits	4,571,892,867	—	4,571,892,867
Derivative Financial Instruments	6,824,933	—	6,824,933
Repurchase Transactions	16,048,520	—	16,048,520
Other Financial Liabilities	311,095,102	—	311,095,102
Financing from the Argentine Central Bank and Other Financial Institutions	8,307,708	—	8,307,708
Subordinated Debt Securities	124,358,484	—	124,358,484
Provisions	38,305,039	7,112,360	45,417,399
Deferred Income Tax Liabilities	59,090,271	—	59,090,271
Other Non-Financial Liabilities	237,100,681	—	237,100,681
Total Liabilities	5,373,023,605	7,112,360	5,380,135,965
Net Assets	2,359,119,960	(21,873,821)	2,337,246,139
Non-controlling Interest (*)	(133,529)	394	(133,135)
Net assets acquired	2,358,986,431	(21,873,427)	2,337,113,004
(*) Non-controlling Interest is proportionate to Purchase Price Allocation.
On December 6, 2024, Grupo Galicia cancelled its obligations with HLA for a total of Ps. 1,489,951,660. This settlement was made through a bank transfer of Ps.466,265,446, the issuance of shares for Ps. 896,109,444 (see Note 31), the issuance of a non-publicly offered negotiable obligation for Ps.108,443,593 (US$81,158, at the exchange rate in effect on the settlement date, in closing currency) (see Note 27), and a liability of Ps. 19,133,177 (US$14,319, at the exchange rate in effect on the settlement date, in closing currency). The amounts corresponding to the non-publicly offered negotiable obligation and the liability, which relate to the price adjustment agreed upon in the transaction, were cancelled in February 2025 through the capital increase (see Note 31).

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The Corporate Reorganization consisted of a spin-off-merger and mergers by absorption, in accordance with the provisions of: (a) Article 88, first paragraph, subsection I, and Article 82 of the General Companies Law No. 19,550, and its amendments ("LGS"), (b) Articles 146, 151, and 152 of General Resolution 15/2024 of the IGJ, and (c) framing it as three simultaneous and interconnected business reorganizations free of taxes between entities of the same economic group under Article 80 of the Income Tax Law, consolidated text by Decree 824/2019 and its amendments (the "LIG").
As a result of the foregoing, GGAL Holdings S.A. was spun off, dissolved without liquidation, and absorbed through a merger process by Banco Galicia, Galicia Asset Management S.A.U. and Sudamericana Holding S.A.
Accordingly, GGAL Holdings S.A. transferred:
▪99.985% of its equity interests in Banco GGAL S.A. to Banco Galicia.
▪56.439% of its equity interests in GGAL Asset Management S.A. to Galicia Asset Management S.A.U.
▪98% of its equity interests in GGAL Seguros S.A. and GGAL Seguros de Retiro S.A., and 100% of its equity interests in GGAL Participaciones S.A.U. to Sudamericana Holding S.A.
Furthermore, the mergers by absorption contemplated in the Corporate Reorganization were carried out as follows:
▪Unification of the banking business: Banco Galicia absorbed Banco GGAL S.A., which was dissolved without liquidation, resulting in a single banking entity.
▪Unification of the mutual fund management business: Galicia Asset Management S.A.U. absorbed GGAL Asset Management S.A., which was dissolved without liquidation, thereby consolidating the business into a single entity.
▪Absorption of GGAL Participaciones S.A.U.: Sudamericana Holding S.A. absorbed GGAL Participaciones S.A.U., which was dissolved without liquidation.
On April 23, 2025, the Shareholders’ Meetings of Banco Galicia, Galicia Asset Management S.A.U. and Sudamericana Holding S.A. approved the comprehensive corporate reorganization, within the framework of an economic group in accordance with Section 80 of the Income Tax Law (consolidated text 2019).
Additionally, as a result of the aforementioned reorganization, Articles 1 and 4 of the Bylaws were amended, establishing the change of the corporate name from Banco de Galicia y Buenos Aires S.A.U. to Banco de Galicia y Buenos Aires S.A., and the increase in share capital to 101 ordinary shares class A with a par value of Ps. 1 each and 5 votes per share, and 754,761,922 ordinary shares class B with a par value of Ps.1 each and 1 vote per share. All shares are book-entry shares.
Likewise, the Shareholders’ Meeting of Galicia Asset Management S.A.U. approved an increase in share capital in the amount of Ps.54,687, from Ps.103,814 to Ps.158,501 , and the issuance of 54,687,482 ordinary shares, with a par value of Ps.1 each and entitlement to one vote per share (Class “B” shares), with an issuance premium totaling Ps.28,161,993.
Finally, the Shareholders’ Meeting of Sudamericana Holding S.A. approved a share capital increase of Ps.246,344, from Ps.112,052 to Ps.358,396, and the issuance of 246,343,511 ordinary shares, with a par value of Ps.1 each and entitlement to one vote per share (Class “B” shares), with an issuance premium totaling Ps.105,745,127.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
On May 22, 2025, the Central Bank of the Argentine Republic (BCRA) issued Resolution “RESOL-2025-122-E-GDEBCRA-SDD#BCRA”, pursuant to which it authorized Banco de Galicia y Buenos Aires S.A., under the terms of Section 7 of the Financial Institutions Law, to merge by absorption, as the surviving entity, with Banco GGAL S.A., in accordance with the provisions set forth in the “Prior Spin-off and Merger Commitment and Merger by Absorption”, which was required to be completed within 180 (one hundred eighty) days from that date.
On June 19, 2025, the relevant procedures before the competent authorities were completed. As a result, the BCRA issued Communication “C” No. 100461, which provided for the completion of the merger by absorption of Banco GGAL S.A., whereby its branches were integrated into those of Banco de Galicia y Buenos Aires S.A.
Accordingly, as of June 23, 2025, the Bank and Banco GGAL S.A. (formerly HSBC Bank Argentina S.A.) began operating as a unified financial institution, integrating the operations previously carried out by Banco GGAL S.A., a company that was dissolved —without liquidation— within the framework of the Corporate Reorganization process. Likewise, the transfer in favor of the Bank of the public offering authorization previously granted to Banco GGAL S.A. by the Argentine Securities Commission (Comisión Nacional de Valores) became effective.
On August 22, 2025, the corporate reorganizations of Galicia Asset Management S.A.U. and Sudamericana Holding S.A. were registered with the Public Registry of Commerce.
15.4         Participations in joint ventures
On February 25, 2025, Grupo Financiero Galicia and Banco Santander S.A. entered into an agreement for the implementation of a joint venture with the aim of boosting the growth and expansion of Nera's business, which includes the companies Agri Tech Investments Argentina S.A.U. (“Nera Argentina”), Nera Paraguay S.A., and Nera Uruguay S.A. By means of this agreement it was decided to establish the holding company in Spain, which will be the controlling company of the joint venture companies, and of which Grupo Financiero Galicia and Banco Santander S.A. will share equally the political and economic control.
Since the execution of the agreement, Banco Santander S.A. held rights as if it were a joint controller over Agri Tech Investments LLC and the companies comprising the joint venture.
On December 23, 2025, the final closing of the transaction took place, through which a shareholders’ agreement was executed between Grupo Financiero Galicia S.A. and Banco Santander S.A., pursuant to which both entities hold a 50% equity interest in the holding company. As part of this process, the company was relocated to Spain, thereby also changing its corporate name to Nera Agro Holdings S.L.
On the same date, an extraordinary and universal general shareholders’ meeting was held, approving the doubling of the company’s share capital, with Banco Santander S.A. becoming the subscriber of the newly issued shares and, on equal terms with Grupo Financiero Galicia S.A., sharing control and participation in the results of the company.

Company	Equity Investment %	Place of Business	12.31.25	12.31.24
Nera Agro Holding S.L.	50.00%	Spain	9,496,633	—
The movements of such investment are as follows:

Company	12.31.24	Addition (*)	Profit Sharing in income (loss) for the Year (**)	12.31.25
Nera Agro Holding S.L.	—	1,819,130	7,677,503	9,496,633
(*) As a result of the aforementioned agreement, control over Nera Agro Holding S.L. (formerly Agri Tech Investments LLC) was lost. It was not treated as a discontinued operation because it was not material.
(**) The result includes the share in other comprehensive income. It also comprises the equity result corresponding to a 100% interest from January through November and a 50% interest in December, in accordance with the new ownership structure, and incorporate the effect of the admission of the new shareholder during the year, which did not give rise to cash flows or consideration for the Group.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The basic information regarding Grupo Financiero Galicia’s associates is detailed as follows:

	Profit Sharing in income (loss) for the Year (*)
Company	Assets	Liabilities	Shareholders’ Equity	Net Income (Loss)
Nera Agro Holding S.L.	4,026,158	231,899	3,794,259	1,975,129
(*) Balances according to financial statements as of September 30, 2025, restated in closing currency; the use of financial statements as of December 31, 2025 would not have resulted in material differences.
For further details, see Schedule E.

NOTE 16. LEASES
This Note provides information for leases where the Group is the lessee:
(i) Amounts recognized in the Statement of Financial Position:

	12.31.25	12.31.24
Right-of-use asset (1)	45,078,215	74,143,103
Real estate	45,078,215	74,143,103
Lease Liabilities (2)	(44,196,888)	(70,662,225)
(1)     Recorded in Property, Plant and Equipment.
(2)     Recorded in Other Financial Liabilities, see Note 25.
Additions to the right-of-use assets during the financial year were Ps.10,536,503.
The maturity of lease liabilities is disclosed in Note 45.
(ii) Amounts recognized in the Statement of Income:

	12.31.25	12.31.24
Charge for depreciation of right-of-use assets (1)(2)	(34,087,436)	(16,608,184)
Interest Expenses (3)	(3,151,970)	(7,453,232)
Expenses related to short-term leases (4)	(509,644)	(172,910)
Expenses related to low-value assets leases (4)	(8,784,502)	(1,701,340)
Sublease Income (5)	553,211	280,004
(1)Depreciation for right of use of Real Property.
(2)Recorded in Depreciation Expenses, see Note 39.
(3)Recorded in Other Operating Expenses, Lease Interest, see Note 40.
(4)Recorded in Administrative Expenses, see Note 38.
(5)Recorded in Other Operating Income, see Note 34.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The roll forward of right -of-use assets and lease liabilities during the years 2025 and 2024 is as follows:

Right-of-use assets	12.31.25	12.31.24
Balances at the beginning of the year	74,143,103	50,920,893
Acquisitions through business combinations (*)	—	30,665,607
Additions	10,536,503	13,970,951
Cancellation of contracts	(5,513,955)	(4,806,164)
Depreciation of the year	(34,087,436)	(16,608,184)
Balances at the end of the year	45,078,215	74,143,103
(*) See Note 15

Lease liabilities(1)	12.31.25	12.31.24
Balances at the beginning of the year	70,662,225	84,395,030
Acquisitions through business combinations	—	19,333,246
New contracts	10,536,503	13,970,952
Cancellation of contracts	(11,770,914)	(16,125,851)
Lease payments	(34,285,087)	(17,120,087)
Leases financial cost	3,151,970	7,453,232
Translation differences and inflation adjustment	5,902,191	(21,244,297)
Balances at the end of the year	44,196,888	70,662,225
(1)Recorded in the item Other Financial Liabilities, see Note 25.
The total cash flows related to leases was Ps.(34,285,087).

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. DEFERRED INCOME TAX ASSETS/LIABILITIES
Changes in “Deferred Income Tax Assets and Liabilities” during the fiscal years ended December 31, 2025, and December 31, 2024, are as follows:
Deferred Income Tax Assets

Item	12.31.24	Charge to Income	12.31.25
Valuation of Securities	—	156,189	156,189
Derivate Instruments	2,227,834	(1,750,099)	477,735
Other Financial Assets	47,625,187	(47,625,187)	—
Loans and Other Financing	265,640,829	191,806,252	457,447,081
Property, Plant and Equipment	—	—	—
Intangible Assets	—	—	—
Tax Loss Carryforwards	79,351,699	(65,185,593)	14,166,106
Insurance Contract Assets	20,216,120	(20,216,120)	—
Reinsurance Contract Assets	—	—	—
Other Non-financial Assets	15,011,612	(12,480,629)	2,530,983
Non-current Assets Held for Sale	—	—	—
Other Financial Liabilities	2,920,154	14,089,979	17,010,133
Debt Securities	—	—	—
Subordinated Debt Securities	4,033,038	(4,033,038)	—
Provisions	137,453,438	(59,466,387)	77,987,051
Insurance Contracts Liabilities	55,366,249	52,408,243	107,774,492
Reinsurance Contracts Liabilities	69,822,538	(69,822,538)	—
Other Non-financial Liabilities	131,284,989	(101,922,804)	29,362,185
Foreign Currency Exchange Differences	225,771	346,247	572,018
Inflation adjustment deferral	882,837	1,154,852	2,037,689
Others	12,935,145	(10,103,048)	2,832,097
Totals	844,997,440	(132,643,681)	712,353,759
Net deferred tax assets in subsidiaries with net liability position	(288,184,960)	50,704,451	(237,480,509)
Deferred tax assets	556,812,480	(81,939,230)	474,873,250

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Income Tax Liabilities

Item	12.31.24	Charge to Income	12.31.25
Valuation of Securities	(160,211,723)	118,242,178	(41,969,545)
Derivate Instruments	—	—	—
Other Financial Assets	(30,566,535)	23,815,453	(6,751,082)
Loans and other financing	(11,923,664)	11,923,664	—
Property, Plant and Equipment	(104,939,412)	3,847,856	(101,091,556)
Intangible Assets	(73,546,757)	(27,845,608)	(101,392,365)
Tax Loss Carryforwards	—	—	—
Insurance Contract Assets	(20,802,071)	20,802,071	—
Reinsurance Contract Assets	(17,431,566)	17,431,566	—
Other Non-financial Assets	(6,676,309)	4,655,023	(2,021,286)
Non-current Assets Held for Sale	—	—	—
Other Financial Liabilities	(4,812,134)	4,812,134	—
Debt Securities	(819,494)	32,494	(787,000)
Subordinated Debt Securities	(8,176,897)	8,173,056	(3,841)
Provisions	—	—	—
Insurance Contracts Liabilities	—	—	—
Reinsurance Contracts Liabilities	(24,127,995)	24,127,995	—
Other Non-financial Liabilities	(865,554)	(7,320,231)	(8,185,785)
Foreign Currency Exchange Differences	—	(29,171)	(29,171)
Inflation adjustment deferral	(5,812)	5,812	—
Others	(3,709,542)	2,215,601	(1,493,941)
Totals	(468,615,465)	204,889,893	(263,725,572)
Net deferred tax liabilities in subsidiaries with net asset position	288,184,960	(50,704,451)	237,480,509
Deferred tax liabilities	(180,430,505)	154,185,442	(26,245,063)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Income Tax Assets

Item	12.31.23	Inclusions (*)	Charge to Income	12.31.24
Valuation of Securities	427,101,846	—	(427,101,846)	—
Derivative Instruments	—	2,227,834	—	2,227,834
Other Financial Assets	—	9,652,336	37,972,851	47,625,187
Loans and other financing	151,576,010	24,194,686	89,870,133	265,640,829
Property, plant and equipment	—	—	—	—
Intangible assets	—	—	—	—
Tax Loss Carryforwards	7,022,131	50,846,619	21,482,949	79,351,699
Insurance Contract Assets	—	—	20,216,120	20,216,120
Reinsurance Contract Assets	—	—	—	—
Other Non-financial Assets	5,005,521	15,011,612	(5,005,521)	15,011,612
Non-current Assets Held for Sale	—	—	—	—
Other Financial Liabilities	2,014,084	—	906,070	2,920,154
Debt Securities	—	—	—	—
Subordinated Debt Securities	—	4,088,449	(55,411)	4,033,038
Provisions	34,585,186	21,877,457	80,990,795	137,453,438
Insurance Contracts Liabilities	51,215	55,366,249	(51,215)	55,366,249
Reinsurance Contracts Liabilities	68,319,179	—	1,503,359	69,822,538
Other Non-financial Liabilities	39,386,130	6,820,332	85,078,527	131,284,989
Foreign Currency Exchange Differences	286,511	—	(60,740)	225,771
Inflation adjustment deferral	4,865,402	689,254	(4,671,819)	882,837
Others	—	—	12,935,145	12,935,145
Totals	740,213,215	190,774,828	(85,990,603)	844,997,440
Net deferred tax assets in subsidiaries with net liability position	(196,635,156)	(67,215,022)	(24,334,782)	(288,184,960)
Deferred tax assets	543,578,059	123,559,806	(110,325,385)	556,812,480
(*) See Note 15.3.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Deferred Income Tax Liabilities

Item	12.31.23	Inclusions (*)	Charge to Income	12.31.24
Valuation of Securities	(2,612,058)	(16,183,999)	(141,415,666)	(160,211,723)
Derivative Instruments	(2,223,827)	(2,227,834)	4,451,661	—
Other Financial Assets	(11,771,026)	(19,577,926)	782,417	(30,566,535)
Loans and other financing	—	(11,923,664)	—	(11,923,664)
Property, Plant and Equipment	(113,815,083)	16,497,326	(7,621,655)	(104,939,412)
Intangible Assets	(87,373,367)	(16,574,658)	30,401,268	(73,546,757)
Tax Loss Carryforwards	—	—	—	—
Insurance Contract Assets	(20,802,071)	—	—	(20,802,071)
Reinsurance Contract Assets	(1,372,077)	(5,464,422)	(10,595,067)	(17,431,566)
Other Non-financial Assets	—	—	(6,676,309)	(6,676,309)
Non-current Assets Held for Sale	—	—	—	—
Other Financial Liabilities	—	4,084,347	(8,896,481)	(4,812,134)
Debt Securities	(235,796)	—	(583,698)	(819,494)
Subordinated Debt Securities	(11,779)	(8,176,897)	11,779	(8,176,897)
Provisions	—	—	—	—
Insurance Contracts Liabilities	—	—	—	—
Reinsurance Contracts Liabilities	(1,503,359)	—	(22,624,636)	(24,127,995)
Other Non-financial Liabilities	—	—	(865,554)	(865,554)
Foreign Currency Exchange Differences	—	—	—	—
Inflation adjustment deferral	(13,863)	—	8,051	(5,812)
Others	(4,617,874)	(443,374)	1,351,706	(3,709,542)
Totals	(246,352,180)	(59,991,101)	(162,272,184)	(468,615,465)
Net deferred tax liabilities in subsidiaries with net asset position	196,635,156	67,215,022	24,334,782	288,184,960
Deferred tax liabilities	(49,717,024)	7,223,921	(137,937,402)	(180,430,505)
(*) See Note 15.3.
In addition, the expiration dates of tax loss carryforwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2021	695,890	2026	173,973
2022	2,550,641	2027	637,660
2023	185,621	2028	50,118
2024	23,331,461	2029	7,354,468
2025	18,307,045	2030	5,949,887
	45,070,658		14,166,106

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. ASSETS/LIABILITIES FOR INSURANCE AND REINSURANCE CONTRACTS
Assets and Liabilities related to insurance and reinsurance contracts as of the indicated dates are detailed as follows:

			Total as
	Life	Non Life	12.31.25
Insurance contract assets	32,407,291	31,770,202	64,177,493
Insurance contract liabilities	(229,591,953)	(740,956,901)	(970,548,854)
Reinsurance contract assets	48,350	77,728,254	77,776,604

			Total as
	Life	Non Life	12.31.24
Insurance contract assets	20,274,503	24,773,037	45,047,540
Insurance contract liabilities	(611,293,387)	(265,008,397)	(876,301,784)
Reinsurance contract assets	345,940	71,292,646	71,638,586

	12.31.25	12.31.24
Insurance contract assets	64,177,493	45,047,540
Insurance contract liabilities	(970,548,854)	(876,301,784)
Liabilities for remaining coverage	(569,904,352)	(534,725,520)
Estimates of the present value of cash flows	(363,927,705)	(388,263,887)
Risk adjustment	(67,165,309)	(74,342,513)
Contractual service margin	(197,996,207)	(134,740,293)
Loss component	(5,373,314)	(1,785,278)
Premium reserve - Simplified Model	64,558,183	64,406,451
Liabilities for incurred claims	(336,467,009)	(296,528,724)
Estimates of the present value of cash flows	(325,305,319)	(291,149,633)
Risk adjustment	(11,161,690)	(5,379,091)
Reinsurance contract assets	77,776,604	71,638,586
Reinsurance contract liabilities	—	—
Liabilities for remaining coverage	8,437,814	24,739,649
Premium reserve - Simplified Model	8,437,814	24,739,649
Liabilities for incurred claims	69,338,790	46,898,937
Estimates of the present value of cash flows	68,548,792	46,702,778
Risk adjustment	789,998	196,159

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	57,773,048	(3,301)	(12,512,237)	(209,970)	45,047,540
Opening insurance contract liabilities	(590,713,290)	(1,781,977)	(278,637,397)	(5,169,120)	(876,301,784)
Net balance as at December 31, 2024	(532,940,242)	(1,785,278)	(291,149,634)	(5,379,090)	(831,254,244)
Insurance revenue	602,365,118	—	—	—	602,365,118
Incurred claims and other directly attributable expenses	(774,408)	—	(556,979,523)	(8,219,954)	(565,973,885)
Changes that relate to past service – changes in the FCF relating to the LIC	—	—	37,194,494	1,175,269	38,369,763
Losses on onerous contracts and reversal of those losses	—	(4,856,911)	—	—	(4,856,911)
Insurance acquisition cash flows amortization	(34,989,451)	—	—	—	(34,989,451)
Insurance service expenses	(35,763,859)	(4,856,911)	(519,785,029)	(7,044,685)	(567,450,484)
Insurance service result	566,601,259	(4,856,911)	(519,785,029)	(7,044,685)	34,914,634
IAS 29 + Finance expenses from insurance contracts held	(100,029,029)	1,268,875	50,889,296	1,262,085	(46,608,773)
Total amounts recognized in comprehensive income	466,572,230	(3,588,036)	(468,895,733)	(5,782,600)	(11,694,139)
Cash flows
Premiums received	(530,355,825)	—	—	—	(530,355,825)
Claims and other directly attributable expenses paid	—	—	434,740,048	—	434,740,048
Insurance acquisition cash flows	32,192,799	—	—	—	32,192,799
Total cash flows	(498,163,026)	—	434,740,048	—	(63,422,978)
Acquisitions	—	—	—	—	—
Net balance as at December 31, 2025	(564,531,038)	(5,373,314)	(325,305,319)	(11,161,690)	(906,371,361)
Closing insurance contract liabilities	(637,159,464)	(5,213,967)	(317,053,855)	(11,121,568)	(970,548,854)
Closing insurance contract assets	72,628,426	(159,347)	(8,251,464)	(40,122)	64,177,493
Net balance as at December 31, 2025	(564,531,038)	(5,373,314)	(325,305,319)	(11,161,690)	(906,371,361)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	24,739,649	—	46,702,778	196,159	71,638,586
Opening reinsurance contract liabilities	—	—	—	—	—
Net balance as at December 31, 2024	24,739,649	—	46,702,778	196,159	71,638,586
Reinsurance expenses	(39,173,333)	—	—	—	(39,173,333)
Incurred claims recovery	—	—	60,183,680	534,862	60,718,542
Changes that relate to past service - changes in the FCF relating to incurred claims recovery	—	—	4,255,051	103,345	4,358,396
Loss recovery component	—	—	—	—	—
Net income (expenses) from reinsurance contracts held	(39,173,333)	—	64,438,731	638,207	25,903,605
IAS 29 + Finance results from reinsurance contracts held	(2,088,717)	—	(8,391,560)	(44,368)	(10,524,645)
Total amounts recognized in comprehensive income	(41,262,050)	—	56,047,171	593,839	15,378,960
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	27,045,967	—	—	—	27,045,967
Recoveries from reinsurance	(2,085,752)	—	(34,201,157)	—	(36,286,909)
Total cash flows	24,960,215	—	(34,201,157)	—	(9,240,942)
Acquisitions	—	—	—	—	—
Net balance as at December 31, 2025	8,437,814	—	68,548,792	789,998	77,776,604
Closing reinsurance contract liabilities	—	—	—	—	—
Closing reinsurance contract assets	8,437,814	—	68,548,792	789,998	77,776,604
Net balance as at December 31, 2025	8,437,814	—	68,548,792	789,998	77,776,604

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening insurance contract assets	42,545,767	(1,100,688)	(12,925,176)	(384,230)	28,135,673
Opening insurance contract liabilities	15,447,217	(120,170)	(313,487,363)	(4,635,086)	(302,795,402)
Net balance as at December 31, 2023	57,992,984	(1,220,858)	(326,412,539)	(5,019,316)	(274,659,729)
Insurance revenue	495,238,443	—	—	—	495,238,443
Incurred claims and other directly attributable expenses	—	—	(392,432,262)	(3,239,663)	(395,671,925)
Charges that relate to past service - changes in the FCF relating to the LIC	—	—	19,733,777	446,859	20,180,636
Losses on onerous contracts and reversal of those losses	—	(1,224,643)	—	—	(1,224,643)
Insurance acquisition cash flows amortization	(107,832,141)	—	—	—	(107,832,141)
Insurance service expenses	(107,832,141)	(1,224,643)	(372,698,485)	(2,792,804)	(484,548,073)
Insurance service result	387,406,302	(1,224,643)	(372,698,485)	(2,792,804)	10,690,370
IAS 29 + Finance expenses from insurance contracts held	(80,176,438)	660,223	111,772,580	2,433,030	34,689,395
Total amounts recognized in comprehensive income	307,229,864	(564,420)	(260,925,905)	(359,774)	45,379,765
Cash flows
Premiums received	(393,257,517)	—	—	—	(393,257,517)
Claims and other directly attributable expenses paid	—	—	296,188,810	—	296,188,810
Insurance acquisition cash flows	73,794,978	—	—	—	73,794,978
Total cash flows	(319,462,539)	—	296,188,810	—	(23,273,729)
Acquisitions	(578,700,551)	—	—	—	(578,700,551)
Net balance as at December 31, 2024	(532,940,242)	(1,785,278)	(291,149,634)	(5,379,090)	(831,254,244)
Closing insurance contract liabilities	(590,713,290)	(1,781,977)	(278,637,397)	(5,169,120)	(876,301,784)
Closing insurance contract assets	57,773,048	(3,301)	(12,512,237)	(209,970)	45,047,540
Net balance as at December 31, 2024	(532,940,242)	(1,785,278)	(291,149,634)	(5,379,090)	(831,254,244)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	LRC		LIC
	Excluding LC	LC	Present value of future cash flows	Risk adj. for non-fin. risk	Total
Opening reinsurance contract assets	22,578,222	535,717	58,765,748	95,304	81,974,991
Opening reinsurance contract liabilities	(10,737,449)	—	4,445,000	94,376	(6,198,073)
Net balance as at December 31, 2023	11,840,773	535,717	63,210,748	189,680	75,776,918
Reinsurance expenses	(30,423,691)	—	—	—	(30,423,691)
Incurred claims recovery	—	—	35,532,954	77,231	35,610,185
Changes that relate to past service - changes in the FCF relating to incurred claims recovery	—	—	5,418,759	36,802	5,455,561
Loss recovery component	—	(246,008)	—	—	(246,008)
Net income (expenses) from reinsurance contracts held	(30,423,691)	(246,008)	40,951,713	114,033	10,396,047
IAS 29 + Finance results from reinsurance contracts held	(1,487,740)	(289,709)	(36,578,948)	(107,554)	(38,463,951)
Total amounts recognized in comprehensive income	(31,911,431)	(535,717)	4,372,765	6,479	(28,067,904)
Cash flows
Premiums paid net of ceding commissions and other directly attributable expenses paid	44,810,307	—	—	—	44,810,307
Recoveries from reinsurance	—	—	(20,880,735)	—	(20,880,735)
Total cash flows	44,810,307	—	(20,880,735)	—	23,929,572
Acquisitions	—	—	—	—	—
Net balance as at December 31, 2024	24,739,649	—	46,702,778	196,159	71,638,586
Closing reinsurance contract liabilities	—	—	—	—	—
Closing reinsurance contract assets	24,739,649	—	46,702,778	196,159	71,638,586
Net balance as at December 31, 2024	24,739,649	—	46,702,778	196,159	71,638,586

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expected recognition of the contractual service margin
An analysis of the expected recognition of the CSM remaining at the end of the reporting period in profit or loss is provided in the following table:

	Total CSM for insurance contracts issued(*)
Number of years until expected to be recognized	12.31.25	12.31.24
1	(20,050,094)	(13,175,946)
2	(19,547,302)	(12,713,319)
3	(17,422,050)	(11,208,033)
4	(15,569,560)	(9,961,188)
5	(13,926,254)	(8,911,095)
6–10	(49,976,876)	(32,345,188)
>10	(61,504,071)	(45,175,748)
Total	(197,996,207)	(133,490,517)
(*) Figures refers to acquired business in 2024, the remaining operation was not disclosed as it is not material.

NOTE 21. OTHER NON-FINANCIAL ASSETS
“Other Non-financial Assets” break down as follows:

	12.31.25	12.31.24
Payments on behalf of third parties	21,528,249	21,645,065
Advances of fees to Directors and Syndics	2,955,275	2,621,562
Advances to Personnel	14,245	36,703,021
Tax Credits	39,839,404	133,798,715
Payments made in Advance	41,991,689	77,000,904
Advances for Purchase of Assets	8,203,874	7,847,270
Investment properties (*)	20,291,062	15,244,754
Other Sundry Assets Measured at Cost	98,264,698	54,840,107
Assets Taken in Defense of Credits	576,630	576,630
Contract Assets	15,966,426	23,749,857
Others	3,640,507	3,018,788
Total	253,272,059	377,046,673
(*) Changes in “Investment Properties” are detailed in Schedule F.
Related-party information is disclosed in Note 51.

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	12.31.25	12.31.24
Property, Plant and Equipment
Real Estate	9,564,118	19,108,203
Total	9,564,118	19,108,203

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23. DEPOSITS
Deposits break down as follows as of the indicated dates:

	12.31.25	12.31.24
In Pesos	15,476,697,922	14,341,725,780
Checking Accounts	2,549,985,819	2,632,389,785
Savings Accounts	5,242,183,113	5,784,141,573
Time Deposits	7,378,579,214	5,406,661,451
Time Deposits – UVA	42,232,395	116,748,826
Others	81,237,730	93,373,053
Interest and Adjustments	182,479,651	308,411,092
In Foreign Currency	12,192,242,030	10,171,505,446
Checking Accounts	3	—
Savings Accounts	9,994,430,129	9,425,729,993
Time Deposits	2,174,637,967	718,621,123
Others	18,268,961	25,744,373
Interest and Adjustments	4,904,970	1,409,957
Total	27,668,939,952	24,513,231,226
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25. OTHER FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.25	12.31.24
Creditors for Purchase to be Settled	39,979,209	49,299,271
Collections and Other Transactions on Behalf of Third Parties	429,821,781	378,654,594
Obligations for Purchase Financing	3,048,986,700	3,214,060,031
Creditors for Purchase of Foreign Currency to be Settled	—	82,777,551
Accrued Fees Payable	28,112,674	24,383,268
Sundry Items Subject to Minimum Cash	70,248,265	104,232,088
Sundry Items not Subject to Minimum Cash(*)	534,261,567	647,332,598
Lease Liabilities(**)	44,196,888	70,662,225
Cash or equivalents for purchases or cash sales to be settled	9,816,450	15,703,458
Financial Liabilities for guarantees and sureties granted (financial guarantee contracts)	841,320	9,507,685
Other Financial Liabilities(***)	31,610,059	34,992,998
Total	4,237,874,913	4,631,605,767
(*) It mainly includes amounts corresponding to transactions with clearing houses.
(**) See Note 16.
(***) Includes the PCE of contingent commitments and revocable agreed-upon current account advances.
The breakdown of Other Financial Liabilities per remaining terms is detailed in Schedule I.

NOTE 26. FINANCING RECEIVED FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS
The account breaks down as follows as of the indicated dates:

	12.31.25	12.31.24
Argentine Central Bank Financing	2,378,397	462,231
Correspondents	36,036,307	10,868,751
Financing from Local Financial Institutions	623,152,300	544,336,242
Financing from Foreign Financial Institutions	218,793,345	23,683,803
Financing from International Financial Institutions	1,385,363	1,805,307
Total	881,745,712	581,156,334
The breakdown of loans per remaining terms is detailed in Schedule I.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table details the credit lines with local and international financial institutions and entities as of the indicated dates:

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.25(**)
Local Institutions
BICE	Sundry dates	Ps.	1646 days	55.12	Sundry dates	95,531,084
Agreements with Banks(1)	Sundry dates	Ps.	221 days	36.15	Sundry dates	497,019,157
Calls taken with entities within the private sector	12.30.25	Ps.	3 days	62.00	01.02.26	8,700,000
Calls taken with entities within the private sector	12.26.25	US$	7 days	3.00	01.02.26	21,902,059
Argentine Central Bank	12.31.25	Ps.	3 days	0.00	01.05.26	2,378,397
International Institutions
Correspondents	12.30.25	US$	3 days	0.00	01.02.26	36,036,307
BID Lines US$	12.15.25	US$	2527 days	7.00	12.15.32	145,941,670
Pre-financing	Sundry dates	US$	147 days	6.90	Sundry dates	74,237,038
Total						881,745,712
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Mainly correspond to Naranja X’ credit lines.

Financial Institutions and/or Agencies	Placement Date	Currency	Term(*)	Rate(*)	Maturity	Amount as of 12.31.24(**)
Local Institutions
BICE	Sundry dates	Ps.	1646 days	40.00	Sundry dates	51,405,016
Agreements with Banks(1)	Sundry dates	Ps.	218 days	40.23	Sundry dates	472,771,367
Calls taken with entities within the private sector	12.26.24	Ps.	7 days	32.00	01.02.25	6,577,438
Calls taken with entities within the private sector	12.27.24	US$	7 days	3.00	01.03.25	13,582,421
Argentine Central Bank	12.30.24	Ps.	3 days	—	01.02.25	462,231
International Institutions
Correspondents	12.30.24	US$	3 days	—	01.02.25	10,868,751
Pre-financing	Sundry dates	US$	129 days	6.95	Sundry dates	25,489,110
Total						581,156,334
(*)    Weighted average.
(**)    It includes principal and interest.
(1)    Mainly correspond to Naranja X’ credit lines.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27. DEBT SECURITIES
The following is a breakdown of the Global Programs for the Issuance of Debt securities outstanding:

Company	Authorized Amount(*)		Type of Debt Securities	Program Term	Approval Date by Shareholders’ Meeting	CNV Approval
Grupo Financiero Galicia S.A.	US$	100,000	Simple debt securities not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended by Resolution No. 17343 dated 05.08.14, Provision No. DI-2019-63-APN-GE#CNV dated 08.06.19 and Provision No. DI-2024-47-APN-GE#CNV dated 06.18.24. Authorization of Increase, Resolution No. 17,064 dated 04.25.13.
Banco de Galicia y Buenos Aires S.A.	US$	2,100,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15, 11.09.16, 04.28.20 and 03.25.25	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 and Resolution No. DI-2020-53-APN-GE#CNV dated 11.24.20. Increase of the amount approved by Resolutions No. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18.
Banco de Galicia y Buenos Aires S.A.	US$	1,000,000	Simple debt securities not convertible into shares	—	04.25.19	Frequent Issuer Registration No. 11, granted by Resolution No. RESCFC-2019-2055-APN-DIR#CNV, dated 11.13.19 of CNV´s Board of Directors. Decrease in the amount approved by Resolution No. DI-2023-23-APN-GE#CNV dated 05.24.23. Increase in the amount approved by Resolution No. DI-2024-23-APN-GE#CNV dated 04.26.24.
Banco de Galicia y Buenos Aires S.A. (**)	US$	300,000	Simple debt securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.30.07, 05.02.12, 04.24.16, 01.26.17, 12.14.17, 02.28.18 and 04.08.22	Resolution No. 15654 dated 06.14.07 and extended through Resolution No. 16842 dated 06.29.12, Resolution No. 18642 dated 05.04.17 and Resolution No. DI-2022-29-APN-GE#CNV dated 06.03.22. Increase of the amount approved by Resolution No. RESFC-2018-19399-APN-DIR#CNV dated 03.15.18. Decrease in the amount approved by Resolution No. DI-2022-29-APN-GE#CNV dated 06.03.22.
Tarjeta Naranja S.A.U.	US$	1,000,000	Simple debt securities, not convertible into shares	5 years	07.14.05, 03.03.06, 10.31.07, 04.01.11, 03.08.12, 03.19.15 and 04.04.18	Resolution No. 15220 dated 10.26.05 and extended through Resolution No. 17676 dated 05.21.15 and No. DI2020-20-APNGE#CNV dated 03.18.20. Increase of the amount approved by Resolutions No. 15.361 dated 03.23.06, 15.785 dated 11.16.07, 16.571 dated 05.24.11, 16.822 dated 05.23.12 and 19.508 dated 05.10.18.
Tarjeta Naranja S.A.U.	US$	600,000	Simple debt securities, not convertible into shares	—	05.19.22	Frequent Issuer Registration, granted by Resolution No.DI-2022-39-APN-GE#CNV, dated 07.22.22 of CNV´s Board of Directors. Decrease in the amount approved by Resolution No. DI-2024-25-APN-GE#CNV dated 04.26.24.
(*) Or its equivalent in any other currency.
(**) Program arising from the merger with Banco GGAL S.A.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2025, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date	Rate		Book Value(*) as of 12.31.25
Banco de Galicia y Bs.As. S.A.	02.06.25	Ps.	XXI	79,786,900	12 months	02.10.26	Tamar +	2.75%	80,147,000
Banco de Galicia y Bs.As. S.A.	04.29.25	Ps.	XXV	53,701,755	12 months	04.30.26	Tamar +	3.50%	52,124,711
Tarjeta Naranja S.A.U.	04.25.25	Ps.	LXIV Serie III	85,072,998	366 days	04.30.26	Tamar +	4.50%	84,698,545
Tarjeta Naranja S.A.U.	08.26.25	Ps.	LXV Serie I	59,967,719	273 days	05.28.26	Tamar +	9.00%	42,975,004
Tarjeta Naranja S.A.U.	11.20.25	Ps.	LXVI Serie I	81,764,469	369 days	11.30.26	Tamar +	4.50%	52,230,444
Banco de Galicia y Bs.As. S.A.	10.03.24	US$	XVI	325,000	48 months	10.10.28		7.75%	478,085,962
Banco de Galicia y Bs.As. S.A.	05.23.25	US$	XXVIII	31,296	367 days	05.29.26		5.90%	45,806,911
Banco de Galicia y Bs.As. S.A.	08.12.25	US$	XXIX	110,915	382 days	08.31.26		6.25%	165,007,864
Banco de Galicia y Bs.As. S.A.	11.12.25	US$	XXX	144,324	381 days	11.30.26		6.00%	199,452,758
Banco de Galicia y Bs.As. S.A.	12.18.25	US$	XXXI	71,864	373 days	12.30.26		5.50%	103,383,135
Tarjeta Naranja S.A.U.	04.25.25	US$	LXIV Serie I	32,684	731 days	04.30.27		7.90%	48,358,880
Tarjeta Naranja S.A.U.	08.26.25	US$	LXV Serie II	95,711	273 days	05.28.26		7.40%	139,988,090
Tarjeta Naranja S.A.U.	11.20.25	US$	LXVI Serie II	90,095	278 days	08.31.26		6.50%	130,081,063
Total									1,622,340,367
(*)    It includes principal and interest.
On June 21, 2018, Banco de Galicia y Buenos Aires S.A. issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of December 31, 2025, the Green Bond had been fully redeemed. As of December 31, 2024, its carrying amounted to Ps.9,187,790.
On December 6, 2024, Grupo Financiero Galicia S.A. issued a Negotiable Obligation without public offering in favor of HSBC Latin America B.V. for the amount of US$81,158 (Ps.110,231,859), which was cancelled on February 13, 2025, with the proceeds of the capital increase.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2024, net of repurchases of Own Debt:

Company	Placement Date	Currency	Class N°	Face Value	Term	Maturity Date		Rate	Book Value(*) as of 12.31.24
Banco de Galicia y Bs.As. S.A.	09.17.24	Ps.	XIV	44,640,963	6 months	02.08.25	Badlar +	4.50%	59,658,928
Banco de Galicia y Bs.As. S.A.	09.17.24	Ps.	XV	42,106,850	6 months	03.31.25	Badlar +	3.95%	61,081,470
Banco de Galicia y Bs.As. S.A.	12.02.24	Ps.	XVIII	23,496,247	152 days	04.30.25		3.00%	30,367,003
Banco de Galicia y Bs.As. S.A.	12.20.24	Ps.	XX	35,088,750	12 months	12.27.25	Tamar +	2.70%	42,137,391
Tarjeta Naranja S.A.U.	02.01.24	Ps.	LXI	35,000,000	366 days	02.05.25	Badlar +	3.50%	47,699,211
Tarjeta Naranja S.A.U.	08.22.24	Ps.	LXII	30,000,000	273 days	05.26.25	Badlar +	5.50%	39,537,686
Banco de Galicia y Bs.As. S.A.	10.03.24	US$	XVI	325,000	48 months	10.10.28		7.75%	442,888,634
Banco de Galicia y Bs.As. S.A.	11.01.24	US$	XVII	83,478	177 days	04.30.25		2.00%	112,109,913
Banco de Galicia y Bs.As. S.A.	12.02.24	US$	XIX	97,749	6 months	06.04.25		4.25%	131,666,835
Tarjeta Naranja S.A.U.	11.21.24	US$	LXIII	179,163	367 days	11.28.25		6.25%	241,426,211
Total									1,208,573,282
(*)    It includes principal and interest.
The repurchases of Own Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.25	Book Value(*) as of 12.31.25
Banco de Galicia y Bs.As. S.A.	XXI	2,196,696	2,896,590
Banco de Galicia y Bs.As. S.A.	XXV	3,700,000	4,147,417
Banco de Galicia y Bs.As. S.A.	XXX	8,259,529	12,639,947
Banco de Galicia y Bs.As. S.A.	XVI	83	86,423
Banco de Galicia y Bs.As. S.A.	XXVIII	57	82,216
Banco de Galicia y Bs.As. S.A.	XXIX	4,776	377,821
Banco de Galicia y Bs.As. S.A.	XXXI	1,032	1,540,810
Tarjeta Naranja S.A.U.	LXIV	5,120,858	6,188,094
Tarjeta Naranja S.A.U.	LXVI	9,670,050	10,433,324
Tarjeta Naranja S.A.U.	LXV	5,594,958	7,807,681
Total			46,200,323
(*)    It includes principal and interest.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Company	ON Class	Nominal Value as of 12.31.24	Book Value(*) as of 12.31.24
Banco de Galicia y Bs.As. S.A.	XIV	1,700,000	2,434,804
Banco de Galicia y Bs.As. S.A.	XV	330,000	514,204
Banco de Galicia y Bs.As. S.A.	XVI	311	514,523
Banco de Galicia y Bs.As. S.A.	XVII	1,231	1,959,735
Banco de Galicia y Bs.As. S.A.	XIX	881	1,394,592
Banco de Galicia y Bs.As. S.A.	XX	2,250,000	2,959,847
Tarjeta Naranja S.A.U.	LXI	854,376	1,271,189
Tarjeta Naranja S.A.U.	LXII	1,027,871	1,409,677
Tarjeta Naranja S.A.U.	LXIII	848	1,342,460
Total			13,801,031
(*) It includes principal and interest.
Related-party information is disclosed in Note 51.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28. SUBORDINATED DEBT SECURITIES
Subordinated Debt Securities with Public Offering
The Company has the following subordinated debt securities not convertible into shares issued under the Global Programs detailed in Note 27 as of the close of the fiscal year:

Company	Placement Date	Currency	ON Class	Nominal Value		Term		Maturity Date	Rate	Book Value as of 12.31.25(*)	Book Value as of 12.31.24(*)
Banco de Galicia y Buenos Aires S.A.	07.19.16	US$	II	USD	250000	120 months	(1)	07.19.26	(2)	376,190,745	350,069,829
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
The repurchases of Own Subordinated Debt securities as of the indicated dates are as follows:

Company	ON Class	Nominal Value as of 12.31.25	Book Value(*) as of 12.31.25
Banco de Galicia y Buenos Aires S.A.	II	733	1,105,438
Total			1,105,438
Subordinated Negotiable Obligations without public offering
As of December 31, 2025, the Group holds in its portfolio non-convertible into shares, subordinated, without public offer, and privately negotiable obligations issued by the absorbed company Banco GGAL S.A. for a nominal value of US$100,000, bearing an interest rate of 5.25% per annum and maturing on October 30, 2027.
Related-party information is disclosed in Note 51.

NOTE 29. PROVISIONS
The account breaks down as follows as of the indicated dates:

	12.31.25	12.31.24
For Administrative, Disciplinary and Criminal Penalties	71	—
For Termination Benefits(*)	15,096,545	430,346,372
Others	111,383,160	98,479,802
Total	126,479,776	528,826,174
(*)As a result of the acquisition of the companies of GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A.), a merger by absorption process was carried out as described in Note 15, with the purpose of optimizing operations and resources, providing a unified service proposal to customers. The purpose of this process is to achieve operating efficiency, maximization of resources and market consolidation, with the main objective of creating a more agile and effective structure that responds to the challenges of the Argentine market. With this objective in mind, a restructuring plan was communicated to the employees, which had different stages of execution. Based on this plan, the Group made a provision for the Restructuring Plan for Ps.378,183,286 as of December 31, 2024, which was charged to income within the Personnel Benefits line.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Changes in the “Provisions” account for fiscal year 2025 are detailed in Schedule J.
See Note 46 for further details.

NOTE 30. OTHER NON-FINANCIAL LIABILITIES
The account breaks down as follows as of the indicated dates:

	12.31.25	12.31.24
Creditors for sale of assets	7,825,035	8,784,734
Tax withholdings and collections payable	197,542,296	186,632,723
Dividends payable in cash	156,772,985	—
Payroll and Social Contributions Payable	3,832,292	11,817,649
Withholdings on Payroll Payable	75,041,946	60,818,269
Fees to Directors and Syndics	181,526,630	158,470,409
Value-Added Tax	5,682,565	10,281,096
Sundry Creditors	1,548,101	1,995,021
Taxes Payable	2,063,345	11,601,354
Obligations Arising from Contracts with Customers (*)	200,060,740	283,592,427
Retirement payment orders pending settlement	47,974,343	16,165,434
Other Non-financial Liabilities	246,536,901	266,213,377
Total	1,126,407,179	1,016,372,493
(*)Including Liabilities for Quiero! Customer Loyalty Program.
Contract liability resulting from contracts with customers includes the liabilities for the “Quiero!” Customers Loyalty Program. The Group estimates the fair value of the points assigned to customers under the above-mentioned program. This value is estimated by means of the use of a mathematical model that considers certain assumptions of redemption rates, the fair value for the exchanged points based on the combination of available products and the customers’ preferences, as well as breakage. As of June 30, 2023, purchases ceased to accrue Quiero! points. Accumulated points may be redeemed until their expiry, in accordance with the program’s usual schedule. As of December 31, 2025, Ps.424,967 was recorded for non-exchanged points, whereas as of December 31, 2024, such amount totaled Ps.723,900.
Additionally, as of the end of the previous financial year, the Group had recognized a liability of Ps. 3,885,210 related to the Rewards program offered by Banco GGAL S.A., corresponding to customer points accumulated and pending redemption for travel, purchase orders and products. As a result of the merger, this program was discontinued and migrated to the Quiero! points.
The following table shows the estimated use of the liabilities recorded as of this fiscal year-end.

	Terms
Item	Up to 12 Months	Up to 24 Months	Over 24 Months	Total
Liabilities –“Quiero!” Customers Loyalty Program	424,967	—	—	424,967

NOTE 31. CAPITAL STOCK
As part of the acquisition of HSBC's businesses in Argentina, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A., held on August 20, 2024, resolved to approve the increase in share capital through the issuance of up to a maximum of 115,582,280 Class B ordinary, book-entry shares, with one (1) vote per share and a

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
nominal value of Ps.1 (one peso) each, and with dividend rights on the same terms as the ordinary, book-entry shares in circulation at the time of issuance.
On October 17, 2024, through Joint Resolution No. RESFC-2024-22904-APN-DIR#CNV, the Board of Directors of the CNV authorized the public offering of 115,582,280 Class B ordinary, book-entry shares, with a nominal value of one peso (NV Ps.1) each, with one vote per share.
On December 5, 2024, 113,821,610 Class B ordinary shares, with a nominal value of one peso (NV Ps.1) each, with one vote per share, were issued. These new shares were delivered on December 6, 2024, to HSBC Holding plc as payment for the aforementioned acquisition.
The capital increase amounted to Ps. 681,199,458 (equivalent to Ps.896,109,444 in closing currency), and the related expenses amounted to Ps. 979,257 (equivalent to Ps.1,288,201 in closing currency), being deducted from the additional paid-in capital.
On December 27, 2024 the aforementioned capital increase was registered in the Public Registry of Commerce.
Additionally, the mentioned Shareholders' Meeting held on August 20, 2024, resolved to approve a second capital increase, up to a maximum, in combination with the first increase, of 162,035,894 Class B ordinary, book-entry shares, with one (1) vote per share and a nominal value of Ps.1 (one peso) each, and with dividend rights on the same terms as the ordinary, book-entry shares in circulation at the time of issuance.
This second capital increase was carried out in order to use the amount of the Pre-emptive Subscription Offer to make a total or partial payment of the HSBC Loans, in benefit of HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited, as a consequence of the transaction price adjustment determined on December 6, 2024.
On February 13, 2025, 17,740,028 Class B ordinary shares, with of one peso (NV Ps.1) each, with one vote per share, were issued, allowing Grupo Galicia to pay and capitalize the credits in benefit of HSBC for the price adjustment of the transaction.
As of the date, the capital increase amounted to Ps.100,962,767 (equivalent to Ps.126,894,647 in closing currency), and the related expenses amounted to Ps.674,103 (equivalent to Ps.847,243 in at the closing rate), and were deducted from the share premium in these consolidated financial statements.
On May 7, 2025, the aforementioned capital increase was registered with the Public Registry of Commerce.
The capital stock structure is detailed in Schedule K.
The Company has no treasury shares in portfolio.
The Company’s shares are listed on Bolsas y Mercados Argentinos (BYMA), A3 Mercados S.A. and the National Association of Securities Dealers Automated Quotation (NASDAQ).

NOTE 32. INCOME STATEMENT BREAKDOWN
Breakdown of: Interest Income, Fee Income and Net Income from Financial Instruments Measured at Fair Value through Profit or Loss are detailed in Schedule Q.

NOTE 33. EXCHANGE RATE DIFFERENCES ON FOREIGN CURRENCY
The account breaks down as follows as of the indicated dates:

Arising from:	12.31.25	12.31.24	12.31.23
For Trading of foreign currency	313,870,472	102,471,774	74,218,636
For Valuation of Assets and Liabilities in Foreign Currency	(63,273,521)	101,221,383	1,680,591,070
Total	250,596,951	203,693,157	1,754,809,706

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34. OTHER OPERATING INCOME
The account breaks down as follows as of the indicated dates:

	12.31.25	12.31.24	12.31.23
Other Adjustments and Interest on sundry Credits	112,755,470	124,733,362	609,129,533
Rental of Safety Deposit Boxes	60,450,194	43,292,706	35,130,194
Other Financial Income	14,742,148	36,789,282	32,280,981
Other Income from Services	371,464,654	268,280,344	207,087,224
Recovered loans	77,690,472	25,663,945	28,415,727
Reversed allowances(*)	3,374,836	1,420,311	72,931,604
Punitive interest	208,385,158	100,927,853	69,792,193
Others	33,722,154	41,400,728	38,845,555
Total	882,585,086	642,508,531	1,093,613,011
(*) As of December 31, 2025, this item includes recoveries from Other provisions in liabilities of Ps.2,407,248 and from Other financial assets of Ps.967,588.

NOTE 35. INSURANCE BUSINESS RESULT
The following items are included in the account as of the indicated dates:

	12.31.25	12.31.24	12.31.23
Insurance revenue	602,365,118	495,238,443	274,382,591
Insurance service expense	(567,450,484)	(484,548,073)	(168,439,579)
Net expenses from reinsurance contracts held	25,903,605	10,396,047	(1,832,800)
Total	60,818,239	21,086,417	104,110,212

NOTE 36. IMPAIRMENT CHARGE
The following items are included in the account as of the indicated dates:

	12.31.25	12.31.24	12.31.23
Expected credit loss allowance	(2,812,682,658)	(1,119,786,999)	(529,586,977)
Direct charge offs	(134,544,691)	(15,214,965)	(16,653,219)
Total	(2,947,227,349)	(1,135,001,964)	(546,240,196)
The changes in the expected credit loss allowance between the beginning and the end of the annual period are detailed in Note 45.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37. PERSONNEL EXPENSES
The following are the items included in the account as of the indicated dates:

	12.31.25	12.31.24	12.31.23
Payroll	(636,334,446)	(550,716,590)	(531,638,137)
Social Contributions on Payroll	(161,595,979)	(130,990,629)	(124,821,012)
Personnel Compensations and Rewards	(362,187,017)	(628,861,805)	(288,567,490)
Services for Personnel	(30,383,230)	(20,311,828)	(23,552,204)
Other Short-term Personnel Expenses	(27,074,356)	(21,519,746)	(36,627,543)
Other Long-term Personnel Expenses	(15,668,496)	(4,496,985)	(1,603,828)
Total	(1,233,243,524)	(1,356,897,583)	(1,006,810,214)

NOTE 38. ADMINISTRATIVE EXPENSES
The Group presented its statement of comprehensive income by function. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.
The table below provides the required additional information about expenses by nature and function as of the indicated dates:

	12.31.25	12.31.24	12.31.23
Fees and Remunerations for Services	(96,715,371)	(88,506,203)	(59,336,282)
Directors’ and Syndics’ Fees	(4,337,182)	(12,946,170)	(10,363,305)
Advertising and Marketing	(61,850,754)	(49,574,929)	(40,969,057)
Taxes	(312,769,828)	(279,303,355)	(252,658,846)
Maintenance and Repairs of Assets and Systems	(248,958,959)	(159,947,942)	(121,043,285)
Electricity and Communications	(55,636,022)	(43,555,013)	(39,180,345)
Representation and Travel Expenses	(2,934,614)	(3,012,515)	(2,317,207)
Stationery and Office Supplies	(5,282,543)	(4,774,854)	(3,983,730)
Rentals	(9,294,146)	(1,874,250)	(1,811,507)
Administrative Services under Contract	(265,954,084)	(184,541,255)	(151,616,096)
Security	(31,337,948)	(23,087,638)	(20,082,138)
Insurance	(8,856,621)	(7,493,559)	(6,037,787)
Armored Transportation Services	(41,904,647)	(47,741,590)	(51,811,036)
Others	(64,592,213)	(85,553,098)	(84,504,989)
Total	(1,210,424,932)	(991,912,371)	(845,715,610)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39. DEPRECIATION EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.25	12.31.24	12.31.23
Depreciation of Property, Plant and Equipment	(177,502,333)	(116,109,599)	(123,792,974)
Amortization of Organization and Development Expenses	(100,995,644)	(121,226,219)	(116,068,519)
Depreciation of other intangible assets	(17,658,507)	(2,267,598)	(3,151)
Others (*)	(8,428,768)	(7,797,035)	(1,564,310)
Total	(304,585,252)	(247,400,451)	(241,428,954)
(*) "Other" include the depreciation of various assets and losses from sale or depreciation of property, plant and equipment.

NOTE 40. OTHER OPERATING EXPENSES
The account breaks down as follows as of the indicated dates:

	12.31.25	12.31.24	12.31.23
Turnover Tax	(843,335,275)	(743,123,510)	(954,967,718)
Contributions to the Deposit Insurance Scheme	(41,625,051)	(22,512,917)	(25,011,459)
Charges for Other Provisions	(46,090,770)	(136,405,070)	(39,351,874)
Claims	(51,068,052)	(32,094,696)	(44,537,439)
Other Financial Expenses	(115,659,319)	(139,918,332)	(101,690,806)
Interest on leases	(3,151,970)	(7,453,232)	(9,752,510)
Credit-card-relates expenses	(179,544,778)	(186,437,298)	(144,406,256)
Other Expenses from Services	(423,405,082)	(303,919,912)	(272,876,654)
Others	(78,542,690)	(55,477,896)	(27,557,007)
Adjustment for monetary restatement of dividends(*)	(33,052,960)	(30,180,167)	—
Total	(1,815,475,947)	(1,657,523,030)	(1,620,151,723)
(*) It corresponds to the restatement of declared dividends paid in installments in current currency.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41. INCOME TAX/DEFERRED TAX
The following is a reconciliation of income tax charged to income as of December 31, 2025, as compared to the previous fiscal year:

	12.31.25	12.31.24	12.31.23
Income Before Income Tax for the Year (*)	258,810,311	2,932,829,539	1,560,718,035
Current Tax Rate	35%	35%	35%
Income for the Year at Tax Rate	(90,583,608)	(1,026,490,339)	(546,251,312)
Permanent Differences at Tax Rate
- Income for Equity Instruments	1,674,570	323,492,737	2,937,690
- Untaxed Income	29,838,824	5,091,553	21,277,120
- Donations and Other Non-deductible Expenses	(1,383,097)	(1,662,838)	(1,827,216)
- Other	558,321,264	1,132,186,712	1,033,205,204
- Inflation effect	(11,021,081)	(340,168,568)	(20,766,570)
- Tax inflation adjustment	(565,714,285)	(890,737,974)	(1,078,999,565)
Total Income Tax Charge for the Year	(78,867,413)	(798,288,717)	(590,424,649)
(*) It comprises the result of continuing operations together with other comprehensive income, both before tax.

	12.31.25	12.31.24	12.31.23
Current Income Tax	(244,327,347)	(355,466,720)	(844,295,551)
Deferred Tax Charge(*)	73,829,951	(248,262,787)	454,991,485
Update of the charge tax for inflation effects	5,137,320	1,028,390	4,053,579
Tax Return adjustment from previous fiscal year	86,492,663	(195,587,600)	(205,174,162)
Total Income Tax Charge for the Year	(78,867,413)	(798,288,717)	(590,424,649)
(*)See Note 19. The difference in the change in deferred tax is attributable to Nera Agro Holding SL’s opening balances, which were not classified as a discontinued operation due to their immateriality.

	12.31.25	12.31.24	12.31.23
Current Income Tax	(244,327,347)	(355,466,720)	(844,295,551)
Tax Advances	121,154,261	143,938,081	63,962,369
Current Income Tax Liabilities	(123,173,086)	(211,528,639)	(780,333,182)
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Tax rates
On June 16, 2021, Law 27,630 was enacted establishing a new graduated income tax rate structure for capital companies, with three segments in relation to the level of accumulated taxable net earnings, to be applied for fiscal years commencing on or after January 1, 2021, this date included.
The new tax rate in the framework of this treatment are:
For the fiscal year beginning on 01.01.25 and ended 12.31.25:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	101,680	—	25%	—
101,680	1,016,796	25,420	30%	101,680
1,016,796	Onwards	299,955	35%	1,016,796
For the fiscal year beginning on 01.01.24 and ended 12.31.24:

Accumulated taxable net earnings
Over Ps.	At Ps.	Will pay Ps	Plus %	On the surplus of Ps.
—	34,704	—	25%	—
34,704	347,035	8,676	30%	34,704
347,035	Onwards	102,375	35%	347,035
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

NOTE 42. DIVIDENDS
The Ordinary and Extraordinary Shareholders' Meeting held on April 29, 2025 approved the distribution of cash dividends in the amount of Ps.88,000,000 (equivalent to Ps.106,626,016 at December 31, 2025), which represented Ps.54.79 (amount stated in Argentine pesos) per share.
In addition, at said Meeting, the use of the Reserve for the eventual distribution of profits for up to Ps.300,000,000 in December 2024 currency (equivalent to Ps.394,646,277 at December 31, 2025) was approved, delegating to the Board of Directors the power to pay it on one or more occasions, subject to approval and to the terms and conditions that the subsidiary Banco Galicia obtains from the Argentine Central Bank with respect to the payment of dividends.
As a result of the authorization granted by the BCRA to Banco Galicia for the distribution of cash dividends, Grupo Financiero Galicia S.A. released in May an amount of Ps.299,994,609 in December 2024 currency (equivalent to Ps.394,639,190 at December 31, 2025) from the aforementioned Reserve, to be allocated to the distribution of retained earnings, which will be carried out in ten consecutive installments.
Furthermore, the amount corresponding to the distribution of retained earnings attributable to non‑controlling interests amounts to Ps.5,391, expressed in homogeneous December 2024 currency (equivalent to Ps.7,087 at December 31, 2025), determined based on the applicable ownership percentages (see Note 50).
Dividend payments made are detailed below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Date of payment	Amount	Amount in closing currency
05.14.25	88,000,000	102,206,898
07.11.25	33,978,381	38,110,466
08.12.25	34,528,465	38,014,374
09.10.25	35,185,087	37,949,471
10.13.25	35,845,087	37,776,618
11.12.25	36,589,217	37,630,280
12.11.25	37,446,115	37,446,115
Total	301,572,352	329,134,222
As of the date of issuance of these consolidated financial statements, the Group has no outstanding dividend installments payable.
The Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2024, approved the distribution of cash dividends in the amount of Ps.65,000,000 (equivalent to Ps.122,807,118 at December 31, 2025), which represented Ps.44.08 (figure expressed in Argentine pesos) per share.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.386,635,827 (equivalent to Ps.730,486,648 at December 31, 2025) was approved, delegating to the Board of Directors the power to pay it on one or more occasions until the annual meeting that discusses the income of the current fiscal year.
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.14.24	65,000,000	108,317,395
05.23.24	140,261,066	233,734,050
06.28.24	146,118,828	232,838,384
07.24.24	152,806,783	234,060,718
Total	504,186,677	808,950,547
The Ordinary and Extraordinary Shareholders' Meeting held on April 25, 2023, approved the distribution of cash dividends in the amount of Ps.10,000,000 (equivalent to Ps.73,281,651 at December 31, 2025), which represented Ps.6.78 (figure expressed in Argentine pesos) per share.
Additionally, at the same Shareholders´ Meeting, the distribution of cash dividends in the amount of Ps.75,000,000 (equivalent to Ps.549,612,504 on December 31, 2025) was approved, delegating to the Board of Directors the power to pay it on one or more occasions until the annual meeting that discusses the income of the current fiscal year.
Dividend payments made are detailed below:

Date of payment	Amount	Amount in closing currency
05.09.23	35,000,000	219,540,349
06.12.23	12,500,000	74,003,447
07.10.23	12,500,000	69,588,181
08.08.23	12,500,000	61,888,267
09.11.23	12,500,000	54,889,937
Total	85,000,000	479,910,181

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 43. EARNINGS PER SHARE
Earnings per share are calculated by dividing income attributable to parent company´s owners by the weighted average number of outstanding ordinary shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	12.31.25	12.31.24	12.31.23
Net Income for the Year Attributable to Parent Company´s Owners	212,523,704	2,115,458,228	965,881,373
Weighted Average Ordinary Shares	1,604,164	1,483,089	1,474,692
Earnings per Share	132.48	1,426.39	654.97

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
b.Naranja X: This segment represents the results of operations of brand credit cards, consumer finance and digital banking services business. Includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Naranja Digital Companía Financiera S.A.U.,Tarjeta Naranja S.A.U. and NHI UK Limited.
c.Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A.U., Galicia Seguros S.A.U., Galicia Broker Asesores de Seguros S.A., Well Assistance S.A.U., Seguros Galicia S.A., GGAL Seguros de Retiro S.A. and GGAL Seguros de Personas S.A.
d.Other Businesses: This segment shows the results of operations of Galicia Asset Management S.A.U., Galicia Warrants S.A., Galicia Securities S.A.U., IGAM LLC, Galicia Investments LLC, Galicia Ventures LP, Galicia Ventures Corp., Galicia Holdings LLC, Vestly Group Corp. and Grupo Financiero Galicia S.A., the last net of eliminations of the income from equity investments.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The relevant segment reporting as of the indicated dates is as follows:

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.25
Net Income from interest	4,133,882,609	1,373,706,122	78,650,742	7,933,882	1,178,415	5,595,351,770
Net fee Income	1,057,117,580	703,486,998	—	601,298	(29,055,532)	1,732,150,344
Net Income from Financial Instruments measured at fair value through Profit or Loss	317,286,517	170,283,679	117,303,327	171,866,712	11,173,185	787,913,420
Income from Derecognition of Assets Measured at Amortized Cost	4,500,194	7,636,824	—	25	—	12,137,043
Exchange rate Differences on Foreign Currency	261,097,802	(62,858,943)	6,935,059	45,423,033	—	250,596,951
Other Operating Income	377,010,139	217,194,155	27,752,705	294,054,466	(33,426,379)	882,585,086
Insurance Business Result	—	—	11,784,300	—	49,033,939	60,818,239
Impairment Charge	(1,830,957,567)	(1,116,186,751)	(83,031)	—	—	(2,947,227,349)
Personnel Expenses	(928,210,339)	(246,865,294)	(23,617,858)	(34,550,033)	—	(1,233,243,524)
Administrative Expenses	(907,828,210)	(257,179,331)	(16,638,524)	(30,831,634)	2,052,767	(1,210,424,932)
Depreciation Expenses	(264,354,619)	(36,036,540)	(2,048,322)	(2,145,771)	—	(304,585,252)
Other Operating Expenses	(1,161,410,829)	(442,731,114)	(117,637,391)	(92,740,218)	(956,395)	(1,815,475,947)
Loss on net monetary position	(1,188,179,232)	(208,298,953)	(17,531,893)	(97,498,419)	—	(1,511,508,497)
Operating Income	(130,045,955)	102,150,852	64,869,114	262,113,341	—	299,087,352
Share of profit from Associates and Joint Ventures	(2,919,687)	—	—	7,683,952	—	4,764,265
Income before Taxes from Continuing Operations	(132,965,642)	102,150,852	64,869,114	269,797,293	—	303,851,617
Income Tax from Continuing Operations	78,636,929	(44,531,613)	(24,393,231)	(100,951,663)	—	(91,239,578)
Net Income from Continuing Operations	(54,328,713)	57,619,239	40,475,883	168,845,630	—	212,612,039
Net Income for the Year	(54,328,713)	57,619,239	40,475,883	168,845,630	—	212,612,039
Other Comprehensive Income (Loss)	(43,286,650)	5,444,479	2,707,526	2,465,504	—	(32,669,141)
Total Comprehensive Income Attributable to Parent company´s owners	(97,610,937)	63,063,718	43,091,423	171,311,134	—	179,855,338
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(4,426)	—	91,986	—	—	87,560

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.24
Net Income from interest	5,391,323,426	1,290,129,937	63,677,984	(1,476,691)	30,860,011	6,774,514,667
Net fee Income	822,969,896	612,554,571	—	11,862,369	(11,052,558)	1,436,334,278
Net Income from Financial Instruments measured at fair value through Profit or Loss	809,300,872	141,004,021	32,101,295	164,580,963	(6,510,819)	1,140,476,332
Income from Derecognition of Assets Measured at Amortized Cost	233,757,355	36,358,121	—	—	—	270,115,476
Exchange rate Differences on Foreign Currency	186,614,669	3,961,457	7,217,086	5,899,945	—	203,693,157
Other Operating Income	269,526,597	147,252,298	24,415,301	223,530,624	(22,216,289)	642,508,531
Insurance Business Result	—	—	1,503,288	—	19,583,129	21,086,417
Impairment Charge	(669,143,673)	(465,761,146)	(161,594)	64,449	—	(1,135,001,964)
Personnel Expenses	(1,066,713,625)	(225,405,322)	(24,814,448)	(39,964,188)	—	(1,356,897,583)
Administrative Expenses	(688,437,388)	(258,174,544)	(8,421,857)	(38,272,358)	1,393,776	(991,912,371)
Depreciation Expenses	(205,998,863)	(38,566,067)	(370,645)	(2,464,876)	—	(247,400,451)
Other Operating Expenses	(1,086,164,279)	(346,525,428)	(155,415,784)	(69,479,710)	62,171	(1,657,523,030)
Loss on net monetary position	(2,595,181,592)	(479,614,140)	25,985,933	(88,485,362)	—	(3,137,295,161)
Operating Income	1,401,853,395	417,213,758	(34,283,441)	165,795,165	12,119,421	1,962,698,298
Share of profit from Associates and Joint Ventures	857,904,691	—	—	66,360,267	—	924,264,958
Income before Taxes from Continuing Operations	2,259,758,086	417,213,758	(34,283,441)	232,155,432	12,119,421	2,886,963,256
Income Tax from Continuing Operations	(590,754,296)	(117,867,754)	232,435	(63,293,323)	—	(771,682,938)
Net Income from Continuing Operations	1,669,003,790	299,346,004	(34,051,006)	168,862,109	12,119,421	2,115,280,318
Net Income for the Year	1,669,003,790	299,346,004	(34,051,006)	168,862,109	12,119,421	2,115,280,318
Other Comprehensive Income (Loss)	20,489,617	(570,826)	(96,423)	(561,864)	—	19,260,504
Total Comprehensive Income Attributable to Parent company´s owners	1,689,506,694	298,775,178	(33,981,712)	168,300,245	12,119,421	2,134,719,826
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(13,287)	—	(165,717)	—	—	(179,004)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.23
Net Income from interest	4,187,960,646	746,553,638	23,206,988	(688,719)	(7,811,275)	4,949,221,278
Net fee Income	834,497,567	533,536,047	—	11,303,936	(28,851,546)	1,350,486,004
Net Income from Financial Instruments measured at fair value through Profit or Loss	334,668,371	277,411,851	(33,272,959)	191,771,636	14,043,230	784,622,129
Income from Derecognition of Assets Measured at Amortized Cost	121,310,781	(708,902)	—	20,205	—	120,622,084
Exchange rate Differences on Foreign Currency	1,525,779,769	14,135,214	155,954,849	58,939,874	—	1,754,809,706
Other Operating Income	798,743,996	112,455,266	34,250,869	169,639,514	(21,476,634)	1,093,613,011
Insurance Business Result	—	—	60,858,704	—	43,251,508	104,110,212
Impairment Charge	(360,231,114)	(186,012,472)	3,390	—	—	(546,240,196)
Personnel Expenses	(720,617,806)	(222,512,730)	(36,475,235)	(27,204,443)	—	(1,006,810,214)
Administrative Expenses	(586,013,129)	(219,805,868)	(19,630,339)	(22,630,670)	2,364,396	(845,715,610)
Depreciation Expenses	(200,870,001)	(34,884,751)	(3,468,420)	(2,205,782)	—	(241,428,954)
Other Operating Expenses	(1,175,628,195)	(300,846,321)	(101,829,910)	(41,852,116)	4,819	(1,620,151,723)
Loss on net monetary position	(3,505,888,207)	(644,767,613)	(55,742,149)	(143,597,333)	—	(4,349,995,302)
Operating Income	1,253,712,678	74,553,359	23,855,788	193,496,102	1,524,498	1,547,142,425
Share of profit from Associates and Joint Ventures	(5,576,532)	—	13,969,935	—	—	8,393,403
Income before Taxes from Continuing Operations	1,248,136,146	74,553,359	37,825,723	193,496,102	1,524,498	1,555,535,828
Income Tax from Continuing Operations	(444,802,723)	(35,231,179)	(5,238,965)	(104,388,793)	—	(589,661,660)
Net Income from Continuing Operations	803,333,423	39,322,180	32,586,758	89,107,309	1,524,498	965,874,168
Net Income for the Year	803,333,423	39,322,180	32,586,758	89,107,309	1,524,498	965,874,168
Other Comprehensive Income (Loss)	—	1,355,265	568,582	2,495,371	—	4,419,218
Total Comprehensive Income Attributable to Parent company´s owners	803,333,423	40,677,445	33,162,545	91,602,680	1,524,498	970,300,591
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	—	—	(7,205)	—	—	(7,205)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.25
ASSETS
Cash and Due from Banks	9,073,773,343	204,977,246	4,012,622	477,325,840	(392,866,324)	9,367,222,727
Debt Securities at fair value through profit or loss	786,284,556	—	645,278,986	189,312,771	(32,953,045)	1,587,923,268
Derivative Financial Instruments	64,619,410	—	—	2,418,894	(11,173,185)	55,865,119
Repurchase Transactions	—	805,468,147	—	—	(79,368,315)	726,099,832
Other Financial Assets	131,891,734	171,431,501	179,602,375	255,154,490	(160,010,686)	578,069,414
Loans and Other Financing	18,296,588,441	4,996,574,982	—	55,059,539	(74,781,845)	23,273,441,117
Other Debt Securities	4,917,894,891	803,553,348	180,851,040	138,807,593	(153,160,309)	5,887,946,563
Financial Assets Pledged as Collateral	1,357,625,703	127,815,194	—	14,308,465	—	1,499,749,362
Current Income Tax Assets	101,050,547	—	1,986,124	—	—	103,036,671
Investments in Equity Instruments	109,058,976	—	4,364,453	7,347,400	—	120,770,829
Equity Investments in Associates and Joint Ventures	3,318,167	—	—	9,496,633	—	12,814,800
Property, Plant and Equipment	1,098,167,416	85,353,440	9,021,870	2,981,228	—	1,195,523,954
Intangible Assets	329,742,564	26,419,143	22,902,729	2,259,122	—	381,323,558
Deferred Income Tax Assets	157,183,879	192,342,593	121,702,283	3,644,495	—	474,873,250
Insurance Contract Assets	—	—	64,177,493	—	—	64,177,493
Reinsurance Contract Assets	—	—	77,776,604	—	—	77,776,604
Other Non-financial Assets	160,294,237	43,722,038	8,959,418	40,296,366	—	253,272,059
Non-current Assets Held for Sale	9,564,118	—	—	—	—	9,564,118
TOTAL ASSETS	36,597,057,982	7,457,657,632	1,320,635,997	1,198,412,836	(904,313,709)	45,669,450,738
LIABILITIES
Deposits	25,566,662,220	2,520,303,653	—	—	(418,025,921)	27,668,939,952
Liabilities at Fair Value Through Profit or Loss	54,313,754	560,487	—	—	(431,163)	54,443,078
Derivative Financial Instruments	15,838,112	13,675,685	—	—	(11,173,185)	18,340,612
Repurchase Transactions	434,474,772	321,990,580	—	—	(79,368,315)	677,097,037
Other Financial Liabilities	1,583,345,763	2,292,324,155	—	422,639,364	(60,434,369)	4,237,874,913
Financing Received from the Argentine Central Bank and Other Financial Institutions	384,726,555	510,331,776	—	603,694	(13,916,313)	881,745,712
Debt Securities	1,145,779,565	522,761,125	—	—	(46,200,323)	1,622,340,367
Current Income Tax Liabilities	—	61,786,801	11,026,997	50,359,288	—	123,173,086
Subordinated Debt Securities	516,103,776	—	—	—	(139,913,031)	376,190,745
Provisions	122,046,795	2,176,106	2,182,527	74,348	—	126,479,776
Deferred Income Tax Liabilities	—	—	19,151,225	7,093,838	—	26,245,063
Insurance Contracts Liabilities	—	—	970,548,854	—	—	970,548,854
Other Non-financial Liabilities	754,275,161	193,892,206	108,985,004	204,105,897	(134,851,089)	1,126,407,179
TOTAL LIABILITIES	30,577,566,473	6,439,802,574	1,111,894,607	684,876,429	(904,313,709)	37,909,826,374

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Bank	Naranja X	Insurance	Other Businesses	Adjustments	Total as of 12.31.24
ASSETS
Cash and Due from Banks	8,666,494,690	86,914,441	12,842,266	310,026,900	(203,524,658)	8,872,753,639
Debt Securities at fair value through profit or loss	1,346,223,991	—	557,876,757	94,309,491	(13,801,030)	1,984,609,209
Derivative Financial Instruments	7,402,132	—	—	—	(1,927,974)	5,474,158
Repurchase Transactions	53,652,807	—	—	—	(53,652,807)	—
Other Financial Assets	807,135,520	1,122,165,074	202,927,638	162,038,582	(10,080,432)	2,284,186,382
Loans and Other Financing	14,518,123,943	4,557,435,961	(44,089,450)	26,495,646	(130,609,513)	18,927,356,587
Other Debt Securities	5,465,624,108	329,461,862	99,226,433	125,390,696	(125,390,696)	5,894,312,403
Financial Assets Pledged as Collateral	1,629,560,126	296,428,542	—	26,742,281	—	1,952,730,949
Current Income Tax Assets	—	—	275,250	—	—	275,250
Investments in Equity Instruments	41,339,794	—	3,274,241	10,750,670	—	55,364,705
Equity Investments in Associates and Joint Ventures	5,377,403	—	—	—	—	5,377,403
Property, Plant and Equipment	1,206,960,879	90,775,884	8,373,425	3,485,107	—	1,309,595,295
Intangible Assets	348,729,863	23,330,375	23,767,214	4,720,436	—	400,547,888
Deferred Income Tax Assets	312,524,378	102,350,608	126,535,162	15,402,332	—	556,812,480
Insurance Contract Assets	—	—	45,047,540	—	—	45,047,540
Reinsurance Contract Assets	—	—	71,638,586	—	—	71,638,586
Other Non-financial Assets	278,131,153	27,552,689	9,694,164	61,668,472	195	377,046,673
Non-current Assets Held for Sale	19,108,203	—	—	—	—	19,108,203
TOTAL ASSETS	34,706,388,990	6,636,415,436	1,117,389,226	841,030,613	(538,986,915)	42,762,237,350
LIABILITIES
Deposits	22,860,606,664	1,865,674,570	—	—	(213,050,008)	24,513,231,226
Liabilities at Fair Value Through Profit or Loss	—	—	—	15,939,439	(4,092,786)	11,846,653
Derivative Financial Instruments	6,311,515	5,709,216	—	—	(1,927,975)	10,092,756
Repurchase transactions	512,647,180	108,881,336	—	—	(53,652,612)	567,875,904
Other Financial Liabilities	1,867,302,542	2,469,277,743	49,085	296,645,876	(1,669,479)	4,631,605,767
Financing Received from the Argentine Central Bank and Other Financial Institutions	108,384,967	597,475,423	—	19	(124,704,075)	581,156,334
Debt Securities	898,875,668	332,686,434	—	110,231,859	(13,801,030)	1,327,992,931
Current Income Tax Liabilities	107,316,937	58,544,705	9,121,036	36,545,961	—	211,528,639
Subordinated Debt Securities	475,460,525	—	—	—	(125,390,696)	350,069,829
Provisions	551,446,404	2,139,771	(29,511,890)	4,751,889	—	528,826,174
Deferred Income Tax Liabilities	150,332,367	—	18,818,597	11,279,541	—	180,430,505
Insurance Contracts Liabilities	—	—	876,361,677	—	(59,893)	876,301,784
Other Non-financial Liabilities	689,837,200	162,511,403	82,815,374	81,846,877	(638,361)	1,016,372,493
TOTAL LIABILITIES	28,228,521,969	5,602,900,601	957,653,879	557,241,461	(538,986,915)	34,807,330,995
The information by geographic segments as of the indicated dates is presented below:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	United States	Uruguay	Adjustments	Total as of 12.31.25
Net Income from interest	5,594,099,871	73,484	—	1,178,415	5,595,351,770
Net fee Income	1,769,797,112	—	(8,591,236)	(29,055,532)	1,732,150,344
Net Income from Financial Instruments measured at fair value through Profit or Loss	769,031,443	95,814	7,612,978	11,173,185	787,913,420
Income from Derecognition of Assets Measured at Amortized Cost	12,137,043	—	—	—	12,137,043
Exchange rate Differences on Foreign Currency	250,578,560	—	18,391	—	250,596,951
Other Operating Income	906,083,820	3,134,399	6,793,246	(33,426,379)	882,585,086
Insurance Business Result	11,784,300	—	—	49,033,939	60,818,239
Impairment Charge	(2,947,227,349)	—	—	—	(2,947,227,349)
Personnel Expenses	(1,230,260,469)	(1,489,697)	(1,493,358)	—	(1,233,243,524)
Administrative Expenses	(1,209,819,896)	(1,114,406)	(1,543,397)	2,052,767	(1,210,424,932)
Depreciation Expenses	(304,132,399)	(336,217)	(116,636)	—	(304,585,252)
Other Operating Expenses	(1,813,837,911)	(681,641)	—	(956,395)	(1,815,475,947)
Loss on net monetary position	(1,511,508,497)	—	—	—	(1,511,508,497)
Operating Income	296,725,628	(318,264)	2,679,988	—	299,087,352
Share of profit from Associates and Joint Ventures	4,768,574	(4,309)	—	—	4,764,265
Income before Taxes from Continuing Operations	301,494,202	(322,573)	2,679,988	—	303,851,617
Income Tax from Continuing Operations	(91,239,578)	—	—	—	(91,239,578)
Net Income from Continuing Operations	210,254,624	(322,573)	2,679,988	—	212,612,039
Net Income for the Year	210,254,624	(322,573)	2,679,988	—	212,612,039
Other Comprehensive Income (Loss)	(30,947,095)	(752,077)	(969,969)	—	(32,669,141)
Total Comprehensive Income Attributable to Parent company´s owners	179,219,969	(1,074,650)	1,710,019	—	179,855,338
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	87,560	—	—	—	87,560

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.24
Net Income from interest	6,743,654,656	—	30,860,011	6,774,514,667
Net fee Income	1,452,026,108	(4,639,272)	(11,052,558)	1,436,334,278
Net Income from Financial Instruments measured at fair value through Profit or Loss	1,142,259,049	4,728,102	(6,510,819)	1,140,476,332
Income from Derecognition of Assets Measured at Amortized Cost	270,115,476	—	—	270,115,476
Exchange rate Differences on Foreign Currency	203,238,019	455,138	—	203,693,157
Other Operating Income	661,586,441	3,138,379	(22,216,289)	642,508,531
Insurance Business Result	1,503,288	—	19,583,129	21,086,417
Impairment Charge	(1,135,001,964)	—	—	(1,135,001,964)
Personnel Expenses	(1,355,296,878)	(1,600,705)	—	(1,356,897,583)
Administrative Expenses	(992,139,740)	(1,166,407)	1,393,776	(991,912,371)
Depreciation Expenses	(247,282,012)	(118,439)	—	(247,400,451)
Other Operating Expenses	(1,657,585,201)	—	62,171	(1,657,523,030)
Loss on net monetary position	(3,136,708,772)	(586,389)	—	(3,137,295,161)
Operating Income	1,950,368,470	210,407	12,119,421	1,962,698,298
Share of profit from Associates and Joint Ventures	924,264,958	—	—	924,264,958
Income before Taxes from Continuing Operations	2,874,633,428	210,407	12,119,421	2,886,963,256
Income Tax from Continuing Operations	(771,682,938)	—	—	(771,682,938)
Net Income from Continuing Operations	2,102,950,490	210,407	12,119,421	2,115,280,318
Net Income for the Year	2,102,950,490	210,407	12,119,421	2,115,280,318
Other Comprehensive Income (Loss)	19,260,504	—	—	19,260,504
Total Comprehensive Income Attributable to Parent company´s owners	2,122,389,998	210,407	12,119,421	2,134,719,826
Total Comprehensive (Expense) / Income Attributable to Non-controlling Interests	(179,004)	—	—	(179,004)

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	United States	Uruguay	Adjustments	Total as of 12.31.25
ASSETS
Cash and Due from Banks	9,750,978,338	2,171,038	6,939,675	(392,866,324)	9,367,222,727
Debt Securities at fair value through profit or loss	1,614,075,560	3,908,658	2,892,095	(32,953,045)	1,587,923,268
Derivative Financial Instruments	67,038,304	—	—	(11,173,185)	55,865,119
Repurchase Transactions	805,468,147	—	—	(79,368,315)	726,099,832
Other Financial Assets	735,804,076	2,276,024	—	(160,010,686)	578,069,414
Loans and Other Financing	23,348,187,197	—	35,765	(74,781,845)	23,273,441,117
Other Debt Securities	6,041,106,872	—	—	(153,160,309)	5,887,946,563
Financial Assets Pledged as Collateral	1,497,931,141	203,067	1,615,154	—	1,499,749,362
Current Income Tax Assets	103,036,671	—	—	—	103,036,671
Investments in Equity Instruments	113,450,343	7,320,486	—	—	120,770,829
Equity Investments in Associates and Joint Ventures	12,741,146	73,654	—	—	12,814,800
Property, Plant and Equipment	1,193,885,500	1,327,739	310,715	—	1,195,523,954
Intangible Assets	381,323,558	—	—	—	381,323,558
Deferred Income Tax Assets	474,873,250	—	—	—	474,873,250
Insurance Contract Assets	64,177,493	—	—	—	64,177,493
Reinsurance Contract Assets	77,776,604	—	—	—	77,776,604
Other Non-financial Assets	253,255,729	—	16,330	—	253,272,059
Non-current Assets Held for Sale	9,564,118	—	—	—	9,564,118
TOTAL ASSETS	46,544,674,047	17,280,666	11,809,734	(904,313,709)	45,669,450,738
LIABILITIES
Deposits	28,086,965,873	—	—	(418,025,921)	27,668,939,952
Liabilities at Fair Value Through Profit or Loss	54,874,241	—	—	(431,163)	54,443,078
Derivative Financial Instruments	29,513,797	—	—	(11,173,185)	18,340,612
Repurchase Transactions	756,465,352	—	—	(79,368,315)	677,097,037
Other Financial Liabilities	4,292,066,957	1,184,110	5,058,215	(60,434,369)	4,237,874,913
Financing Received from the Argentine Central Bank and Other Financial Institutions	895,662,025	—	—	(13,916,313)	881,745,712
Debt Securities	1,668,540,690	—	—	(46,200,323)	1,622,340,367
Current Income Tax Liabilities	123,173,086	—	—	—	123,173,086
Subordinated Debt Securities	516,103,776	—	—	(139,913,031)	376,190,745
Provisions	126,479,776	—	—	—	126,479,776
Deferred Income Tax Liabilities	26,245,063	—	—	—	26,245,063
Insurance Contracts Liabilities	970,548,854	—	—	—	970,548,854
Other Non-financial Liabilities	1,257,886,257	1,455,593	1,916,418	(134,851,089)	1,126,407,179
TOTAL LIABILITIES	38,804,525,747	2,639,703	6,974,633	(904,313,709)	37,909,826,374

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Argentina	Uruguay	Adjustments	Total as of 12.31.24
Cash and Due from Banks	9,074,595,579	1,682,718	(203,524,658)	8,872,753,639
Debt Securities at fair value through profit or loss	1,997,858,973	551,266	(13,801,030)	1,984,609,209
Derivative Financial Instruments	7,402,132	—	(1,927,974)	5,474,158
Repurchase Transactions	53,652,807	—	(53,652,807)	—
Other Financial Assets	2,294,266,814	—	(10,080,432)	2,284,186,382
Loans and Other Financing	19,057,893,663	72,437	(130,609,513)	18,927,356,587
Other Debt Securities	6,019,703,099	—	(125,390,696)	5,894,312,403
Financial Assets Pledged as Collateral	1,951,429,385	1,301,564	—	1,952,730,949
Current Income Tax Assets	275,250	—	—	275,250
Investments in Equity Instruments	55,364,705	—	—	55,364,705
Equity Investments in Associates and Joint Ventures	5,377,403	—	—	5,377,403
Property, Plant and Equipment	1,309,168,297	426,998	—	1,309,595,295
Intangible Assets	400,547,888	—	—	400,547,888
Deferred Income Tax Assets	556,812,480	—	—	556,812,480
Insurance Contract Assets	45,047,540	—	—	45,047,540
Reinsurance Contract Assets	71,638,586	—	—	71,638,586
Other Non-financial Assets	377,031,280	15,198	195	377,046,673
Non-current Assets Held for Sale	19,108,203	—	—	19,108,203
TOTAL ASSETS	43,297,174,084	4,050,181	(538,986,915)	42,762,237,350
LIABILITIES
Deposits	24,726,281,234	—	(213,050,008)	24,513,231,226
Liabilities at Fair Value Through Profit or Loss	15,939,439	—	(4,092,786)	11,846,653
Derivative Financial Instruments	12,020,731	—	(1,927,975)	10,092,756
Repurchase Transactions	621,528,516	—	(53,652,612)	567,875,904
Other Financial Liabilities	4,632,785,291	489,955	(1,669,479)	4,631,605,767
Financing Received from the Argentine Central Bank and Other Financial Institutions	705,860,409	—	(124,704,075)	581,156,334
Debt Securities	1,341,793,961	—	(13,801,030)	1,327,992,931
Current Income Tax Liabilities	211,528,639	—	—	211,528,639
Subordinated Debt Securities	475,460,525	—	(125,390,696)	350,069,829
Provisions	528,826,174	—	—	528,826,174
Deferred Income Tax Liabilities	180,430,505	—	—	180,430,505
Insurance Contracts Liabilities	876,361,677	—	(59,893)	876,301,784
Other Non-financial Liabilities	1,015,433,967	1,576,887	(638,361)	1,016,372,493
TOTAL LIABILITIES	35,344,251,068	2,066,842	(538,986,915)	34,807,330,995

NOTE 45. CAPITAL MANAGEMENT AND RISK POLICIES
The tasks related to risk management and internal control thereof the companies controlled by Grupo Financiero Galicia are defined and carried out rigorously by each of them.
Corporate risk management is monitored by the Audit Committee, which also gathers and analyzes the information submitted by the main controlled companies.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As concerns risks, Banco Galicia embraces a policy that takes into consideration several aspects of the business and operations, abiding by the main guidelines of internationally accepted standards.
The specific function of the integral management of risks faced by Banco Galicia has been assigned to the Risk Management Area, ensuring its independence from the rest of the business areas by depending directly from the Bank’s General Management. Likewise, in order to have timely information and an agile and efficient structure that allows responding and adapting to the prevailing macro and microeconomic variables, the functions of granting and recovering credits, both for companies and individuals, are in charge of managers directly reporting to the Risk Management Area, thus seeking greater efficiency in decision-making.
Additionally, the control and prevention of the risks of money laundering, terrorist financing, and other illicit activities, are in charge of the Anti Money Laundering Management, reporting to the Board of Directors, thus ensuring the Board of Directors is fully knowledgeable of the risks the Bank is exposed to, being in charge of designing and proposing the required policies and procedures for their identification, evaluation, follow-up, control, and mitigation of risk.
The Risk Appetite framework has been specified as the risk level that would eventually be assumed in order to meet the business objectives. The Risk Appetite monitors, through a series of metrics and associated thresholds, the main risks assumed by the Bank, and divides them into the following dimensions: (i) Capital Strategic; (ii) Financial & Solvency Risk; (iii) Credit Risk; (iv) Operational Risk; (v) Cybersecurity Risk, (vi) Technology Risk, (vii) Model & Data Risk, (viii) Compliance Risk, and (ix) Reputational & ESG Risk.
Additionally, the Risks Management Area monitors the risk appetite set up, and conducts prospective analysis of the risk levels, aligning management to the strategy and the business plan defined by the Board of Directors. It also promotes corporate policies aimed at mitigating verified (or potential) deviations from the accepted risk levels.
Capital Risk
The Group goals are to generate returns to its shareholders, benefits to other groups of interest and keep the best capital structure. The latter will be given by the needs for investment in subsidiaries and new ventures, keeping the expected profitability levels and complying with the liquidity and solvency goals set.
The subsidiary Banco Galicia determines the minimum capital requirement for each risk, in accordance with Argentine Central Bank regulations. The capital risk management is cross-sectional with respect to the other risks. Senior management is responsible for monitoring, overseeing, adjusting and ensuring compliance with its stated goals concerning capital management.
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
As of December 31, 2025, and December 31, 2024, Banco Galicia complied with the minimum capital requirement established by the Argentine Central Bank regulations. The balances of these items for Banco Galicia are detailed below, in accordance with the regulations and the currency in force each year.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Computable Regulatory Capital (RPC, as per the initials in Spanish) is made up of Core Capital and Supplementary Capital. Banco Galicia’s balance for such items as of December 31, 2025, and December 31, 2024, is as follows:

	12.31.25	12.31.24
Basic Shareholders’ Equity	6,573,446,687	6,170,810,792
(Deductible Items)	(762,183,358)	(982,150,688)
Equity Tier 1	5,811,263,329	5,188,660,104
Complementing shareholders’ Equity	29,188,334	51,625,000
Equity Tier 2	29,188,334	51,625,000
Regulatory Capital (RPC)	5,840,451,663	5,240,285,104
The breakdown of the minimum capital requirement determined for the Group is shown below:

	12.31.25	12.31.24
Credit Risk	1,635,140,661	1,431,086,626
Market Risk	35,935,254	71,490,398
Operational Risk	231,436,449	479,696,205
Minimum Capital Requirement	1,902,512,364	1,982,273,229
Integration	5,840,451,663	5,240,285,104
Excess	3,937,939,299	3,258,011,875
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
•Brokerage of Debt Instruments Issued by the Argentine Central Bank.
•Brokerage of Third-party Debt securities.
•Brokerage of Shares.
For the fiscal year 2025, a limit of 3% of TIER1 was set for all operations, with a closing amount of Ps.174,337,899. At the close of the fiscal year, Banco Galicia's trading portfolio position exposed to price variations amounted to Ps. 1,955,114,000 (Ps. 596,859,000 of fixed income and Ps. 1,358,255,000 of currency). For each percentage of negative variation in prices, the impact on results was a decrease of Ps. 19,551,140.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
The Group’s exposure to the foreign exchange risk as of year-end by type of currency is shown below:

	Balances as of 12.31.25
Currency	Monetary Financial Assets (*)	Monetary Financial Liabilities (**)	Derivatives	Net Position
US Dollar	15,130,566	(14,824,149)	266,740	573,157
Euro	63,443	(27,317)	—	36,126
Canadian Dollar	895	(737)	—	158
Real	558	—	—	558
Swiss Franc	50	(640)	—	(590)
Others	7,264	(3,059)	—	4,205
Total	15,202,776	(14,855,902)	266,740	613,614
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

	Balances as of 12.31.24
Currency	Monetary Financial Assets (*)	Monetary Financial Liabilities (**)	Derivatives	Net Position
US Dollar	12,648,174	(12,172,223)	373,047	848,998
Euro	31,937	(18,260)	—	13,677
Canadian Dollar	2,368	(62)	—	2,306
Real	462	—	—	462
Swiss Franc	474	(495)	—	(21)
Others	2,649	(774)	—	1,875
Total	12,686,064	(12,191,814)	373,047	867,297
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Balances as of 12.31.25		Balances as of 12.31.24
Currency	Change	Income (Loss)	Shareholders’ Equity	Income (Loss)	Shareholders’ Equity
US Dollar	10%	57,316	630,473	84,900	933,898
	-10%	(57,316)	515,841	(84,900)	764,098
Euro	10%	3,613	39,739	1,368	15,045
	-10%	(3,613)	32,513	(1,368)	12,309
Canadian Dollar	10%	16	174	231	2,537
	-10%	(16)	142	(231)	2,075
Real	10%	56	614	46	508
	-10%	(56)	502	(46)	416
Swiss Franc	10%	(59)	(649)	(2)	(23)
	-10%	59	(531)	2	(19)
Others	10%	421	4,626	188	2,063
	-10%	(421)	3,784	(188)	1,687
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
The Group’s exposure to the interest rate risk is detailed below. This table shows the residual value of assets and liabilities, classified by the sooner of the interest renegotiation date or the maturity date, which do not represent contractual maturities.

	Term (in Days)
Assets and Liabilities at Variable Rate	Up to 30	From 30 to 90	From 90 to 180	From 180 to 365	More than 365	Total
As of 12.31.25
Total Financial Assets	15,558,050,055	3,247,456,198	3,236,041,855	3,112,157,331	19,960,652,648	45,114,358,087
Total Financial Liabilities	22,046,811,895	1,837,307,242	1,125,439,081	1,071,438,963	14,620,034,877	40,701,032,058
Net Amount	(6,488,761,840)	1,410,148,956	2,110,602,774	2,040,718,368	5,340,617,771	4,413,326,029
As of 12.31.24
Total Financial Assets	12,128,309,168	3,291,636,079	3,230,996,369	2,310,794,170	12,259,831,488	33,221,567,274
Total Financial Liabilities	21,022,767,650	1,300,855,811	1,006,662,285	224,788,858	7,735,476,260	31,290,550,864
Net Amount	(8,894,458,482)	1,990,780,268	2,224,334,084	2,086,005,312	4,524,355,228	1,931,016,410

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows the sensitivity to potential additional changes in interest rates in the next fiscal year, considering the breakdown as of December 31, 2025. The percentage change budgeted by the Group for fiscal year 2025 was determined considering 100 bps and changes are considered reasonably possible on the basis on an observation of market conditions.

	Additional Changes to the Interest Rate		Increase/(Decrease) in Income before Income Tax in Pesos	Increase/(Decrease) in Shareholders’ Equity in %
Decrease in Interest Rate	(100)	bp	(28,149,469)	(0.6)%
Increase in Interest Rate	100	bp	28,149,469	0.6%
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The table below shows an analysis of maturities of assets and liabilities, determined based on the remaining period as of December 31, 2025, and December 31, 2024, based on undiscounted cash flows:

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.25
Assets
Debt Securities measured at Fair Value through Profit or Loss	1,535,498,635	14,327,465	26,968,126	29,231,949	2,517,013	1,608,543,188
Derivative Financial Instruments	55,865,119	—	—	—	—	55,865,119
Repurchase Transactions	726,099,832	—	—	—	—	726,099,832
Other Financial Assets	558,173,993	662,961	803,456	18,429,003	—	578,069,413
Loans and Other Financing	9,975,742,992	7,257,518,827	3,596,840,792	4,467,013,155	1,591,711,756	26,888,827,522
Other Debt Securities	5,913,251,123	—	—	—	—	5,913,251,123
Financial Assets Pledged as Collateral	1,499,749,362	—	—	—	—	1,499,749,362
Investments in Equity Instruments	120,770,829	—	—	—	—	120,770,829
Liabilities
Deposits	26,020,961,909	1,643,419,405	89,771,741	152,478,250	—	27,906,631,305
Liabilities at fair value through profit or loss	54,443,078	—	—	—	—	54,443,078
Derivative Financial Instruments	18,340,612	—	—	—	—	18,340,612
Repurchase Transactions	357,331,063	—	—	—	—	357,331,063
Other Financial Liabilities	3,766,521,020	721,907,412	5,699,017	819,174	32,402,248	4,527,348,871
Lease liabilities	1,908,403	4,752,814	6,090,383	15,443,151	10,617,358	38,812,109
Financing Received from the Argentine Central Bank and Other Financial Institutions	314,611,407	325,849,876	138,562,530	442,795,416	—	1,221,819,229
Debt Securities	33,965,048	484,772,418	683,044,869	590,482,560	—	1,792,264,895
Subordinated Debt Securities	25,083,190	1,319,556	378,807,977	—	—	405,210,723

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Less than 1 Month	1 to 6 Months	6 to 12 Months	12 Months to 5 Years	More than 5 Years	Total as of 12.31.24
Assets
Debt Securities measured at Fair Value through Profit or Loss	1,953,839,654	4,803,454	4,155,934	34,793,363	13100425	2,010,692,830
Derivative Financial Instruments	5,474,158	—	—	—	—	5,474,158
Other Financial Assets	2,521,067,111	1,630,050	1,975,490	48,261,884	—	2,572,934,535
Loans and Other Financing	25,660,905,483	7,327,138,094	3,239,823,299	5,154,992,163	1,062,166,854	42,445,025,893
Other Debt Securities	5,921,720,187	1,148,331	4,300,186	2,754,027	—	5,929,922,731
Financial Assets Pledged as Collateral	1,952,730,948	—	—	—	—	1,952,730,948
Investments in Equity Instruments	55,364,705	—	—	—	—	55,364,705
Liabilities
Deposits	23,665,280,509	838,610,512	74,916,290	3,371,658	—	24,582,178,969
Liabilities measured at Fair Value trough Profit or Loss	11,846,653	—	—	—	—	11,846,653
Derivative Financial Instruments	7,171,037	2395045	526674	—	—	10,092,756
Repurchase transactions	512,647,180	—	—	—	—	512,647,180
Other Financial Liabilities	3,816,295,008	773,244,800	5,953,831	19,938,430	5,886,637	4,621,318,706
Lease Liabilities	1,794,895	4,830,052	6,274,630	16,538,068	13,819,366	43,257,011
Financing Received from the Argentine Central Bank and Other Financial Institutions	191,909,800	313,093,140	103,511,873	43,000,185	9840268	661,355,266
Debt Securities	23,437,484	653,751,457	314,558,653	554,549,425	—	1,546,297,019
Subordinated Debt Securities	13,461,454	—	13,461,454	364,895,658	—	391,818,566
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2025, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.25
AAA	—	—	—	—	—	20,636,579	5,230,477	25,867,056
AAA(arg)	—	—	—	—	—	—	3,569,348	3,569,348
Aaa.ar	—	—	—	—	—	—	449,973	449,973
AA+	—	—	—	—	—	—	2,998,318	2,998,318
AA+.ar	—	—	—	—	—	—	329,325	329,325
AA	—	—	6,125,408	—	—	—	9,081,669	15,207,077
AA(arg)	—	—	—	—	—	—	446	446
AA-	—	7,180,855	—	—	—	—	750,860	7,931,715
AA-(arg)	—	—	—	—	—	—	4,691	4,691
A+	—	—	—	—	—	—	37,446,624	37,446,624
A1(arg)	—	—	—	—	—	—	136	136
A1+	—	—	—	—	—	—	20,924,898	20,924,898
A	—	—	—	—	—	—	135,430,367	135,430,367
A-	—	—	—	—	—	—	995,500	995,500
BBB+	—	16,335,919	—	—	—	—	17,244	16,353,163
BBB	—	—	—	—	—	—	2,444,633	2,444,633
CCC	872,997,405	47,298,422	—	389,106,997	7,541,146	—	288,846	1,317,232,816
D	—	—	—	—	—	—	737,157	737,157
D(arg)	—	—	—	—	—	—	25	25
Total	872,997,405	70,815,196	6,125,408	389,106,997	7,541,146	20,636,579	220,700,537	1,587,923,268

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The credit quality of debt securities as of December 31, 2024, is as follows:

	Government Securities
Rating	Government Bonds	Provincial Bonds	Autonomous City of Buenos Aires Bonds	Treasury Bills	Argentine Central Bank’s Bills	Foreign government bonds	Private Securities	Total as of 12.31.24
AAA	—	—	—	—	—	35,443,044	18,011,623	53,454,667
AAA(arg)	—	—	—	—	—	—	27,528,195	27,528,195
Aaa.ar	—	—	—	—	—	—	27,748,573	27,748,573
AA+	—	—	—	—	—	—	15,036,622	15,036,622
AA+(arg)	—	—	—	—	—	—	3,314,604	3,314,604
AA+.ar	—	—	—	—	—	—	78,844	78,844
AA(arg)+	—	—	—	—	—	—	5,358,181	5,358,181
AA	—	—	—	—	—	—	13,042,022	13,042,022
AA(arg)	—	—	—	—	—	—	13,644,644	13,644,644
AA.ar	—	—	—	—	—	—	60,235	60,235
AA-	—	—	—	—	—	—	410,893	410,893
AA-(arg)	—	—	—	—	—	—	375,261	375,261
AA(arg)-	—	—	—	—	—	—	134,031	134,031
A+	—	—	—	—	—	—	4,023,520	4,023,520
A+.ar	—	—	—	—	—	—	1,063,666	1,063,666
A1(arg)	—	—	—	—	—	—	623,196	623,196
A1(arg)+	—	—	—	—	—	—	5,452,943	5,452,943
A1+	—	—	—	—	—	—	4,812,152	4,812,152
A-1.ar	—	—	—	—	—	—	5,382,645	5,382,645
A	—	—	—	—	—	—	165,686	165,686
A(arg)	—	—	—	—	—	—	4,425,475	4,425,475
A2(arg)	—	—	—	—	—	—	295,461	295,461
A-	—	—	—	—	—	—	369,627	369,627
A-(arg)	—	—	—	—	—	—	453,331	453,331
A-.ar	—	—	—	—	—	—	1,265,712	1,265,712
BBB+	—	—	—	—	—	—	379,100	379,100
BBB(arg)	—	—	—	—	—	—	3,720	3,720
BB(arg)	—	—	—	—	—	—	15,800	15,800
raB+	—	—	—	—	—	—	924,890	924,890
B	—	—	—	—	—	—	1,643	1,643
B-	—	—	—	—	—	—	146	146
BB-	—	—	—	—	—	—	11,653,356	11,653,356
C(arg)	—	—	—	—	—	—	41,222	41,222
CCC+	—	—	—	—	—	—	37	37
CCC	1,210,199,283	63,959,291	5,379,564	496,764,140	3,413,002	—	1,449,857	1,781,165,137
D(arg)	—	—	—	—	—	—	1,903,972	1,903,972
Total	1,210,199,283	63,959,291	5,379,564	496,764,140	3,413,002	35,443,044	169,450,885	1,984,609,209
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
•Lifetime Expected Credit Losses: ECL during the entire life of the financial asset, which results of calculating the probability of default of an asset throughout its life, up until its maturity. Instruments in Stage 2 or 3 have their ECL measured based on lifetime ECL.
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
The population of individual cases can be divided as follows:
•For impaired loans that meet the following conditions: commercial portfolio, debt of more than one million dollars, and BCRA classification "C" or higher, an individual report is prepared in which the recovery expectation and its complement, the LGD, are analyzed to determine the expected credit losses.
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

Scenario Probabilities	Base	Optimistic	Pessimistic
Retail, Retail like and Wholesale	70%	15%	15%
Naranja	70%	15%	15%
In order to take time value of money into account, Grupo assumes expected losses will take place according to the PD behavior.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Key macroeconomic variables used in the scenarios described below are shown in the table:

Macroeconomic Variable Projections (%)		QI - 2026(*)	QII - 2026(*)	QIII - 2026(*)	QIV - 2026(*)
GDP	Base	2.2%	3.6%	4.5%	5.5%
	Optimistic	2.5%	4.2%	5.5%	6.8%
	Pessimistic	0.2%	-0.4%	-1.5%	-2.6%
Unemployment Rate	Base	-1.2%	-6.5%	-7.6%	-2.8%
	Optimistic	-5.0%	-10.5%	-11.4%	-6.9%
	Pessimistic	36.8%	33.0%	30.4%	38.9%
Real Salary	Base	2.1%	2.7%	3.7%	3.7%
	Optimistic	2.8%	4.2%	6.0%	6.8%
	Pessimistic	-0.8%	-3.2%	-5.0%	-7.8%
Badlar rate	Base	-15.7%	-28.8%	-55.8%	-27.2%
	Optimistic	-31.9%	-43.6%	-65.4%	-43.7%
	Pessimistic	23.2%	6.8%	-32.8%	12.5%
Consumer Price Index (CPI)	Base	26.4%	24.2%	21.7%	18.1%
	Optimistic	25.5%	22.4%	19.0%	14.6%
	Pessimistic	34.0%	39.6%	45.1%	49.3%
(*) These variations were calculated based on annual basis.
Grupo Galicia has also carried out sensitivity analysis to assess the impact of volatility on macroeconomic variables on the result of the expected credit losses.

Scenario 1 (change in the probability of the macroeconomic scenarios)	Base scenario	Sensitivity
Regular scenario	70%	45%
Positive scenario	15%	10%
Negative scenario	15%	45%
Grupo Financiero Galicia ECL	2,246,584,458	2,288,176,312
Retail, Retail like and Wholesale ECL	1,470,398,269	1,490,146,664
Naranja ECL	776,186,189	798,029,648

Scenario 2 (change in forecast GDP, inflation, nominal exchange rate, unemployment, current account)	Regular scenario	Positive scenario	Negative scenario
Macroeconomic scenario probability	70%	15%	15%

		Sensitivity
GDP	1%	1%	1%
Unemployment Rate	10%	10%	10%
Real Salary	-5%	-5%	-5%
Tamar rate	5%	2%	5%
CPI	2%	2%	2%
Grupo Financiero Galicia ECL		2,283,113,065
Retail, Retail like and Wholesale RCL		1,474,764,395
Naranja ECL		808,348,670

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
The following table contains an analysis of the credit risk exposure of financial instruments for which an ECL allowance is recognized.

	Retail Portfolio
	December 31, 2025				December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	5,846,641,621	537,930,784	214,307,602	6,598,880,007	6,464,834,125
1-30	164,177,950	106,855,956	48,982,267	320,016,173	257,743,443
31-60	—	185,010,898	44,066,682	229,077,580	95,272,033
61-90	—	135,413,433	88,186,439	223,599,872	63,948,640
Default	—	—	957,330,439	957,330,439	179,088,266
Gross Carrying amount	6,010,819,571	965,211,071	1,352,873,429	8,328,904,071	7,060,886,507
Loss allowance	(128,234,811)	(198,747,799)	(957,424,314)	(1,284,406,924)	(483,759,140)
Net Carrying amount	5,882,584,760	766,463,272	395,449,115	7,044,497,147	6,577,127,367

	Retail like Portfolio
	December 31, 2025				December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	4,444,378,930	147,308,669	36,559,943	4,628,247,542	3,072,091,164
1-30	78,728,657	44,434,975	16,030,606	139,194,238	44,799,941
31-60	—	48,121,782	8,463,531	56,585,313	4,660,049
61-90	—	19,524,215	11,242,234	30,766,449	4,167,569
Default	—	—	126,037,232	126,037,232	23,875,832
Gross Carrying amount	4,523,107,587	259,389,641	198,333,546	4,980,830,774	3,149,594,555
Loss allowance	(16,511,375)	(18,572,257)	(101,712,430)	(136,796,062)	(48,582,801)
Net Carrying amount	4,506,596,212	240,817,384	96,621,116	4,844,034,712	3,101,011,754

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Wholesale Portfolio
	December 31, 2025				December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
A	10,883,794,573	276,724,958	—	11,160,519,531	9,941,145,975
B1	—	29,238,797	—	29,238,797	1,184,170,492
Default	—	—	41,501,563	41,501,563	36,877,848
Gross Carrying amount	10,883,794,573	305,963,755	41,501,563	11,231,259,891	11,162,194,315
Loss allowance	(28,228,041)	(1,915,622)	(19,051,620)	(49,195,283)	(63,764,628)
Net Carrying amount	10,855,566,532	304,048,133	22,449,943	11,182,064,608	11,098,429,687

	Naranja X
	December 31, 2025				December 31, 2024
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total	Total
Days past due
0	4,200,065,053	200,704,721	411,425	4,401,181,199	4,222,918,639
1-30	264,954,064	44,055,863	110,347	309,120,274	264,797,670
31-60	—	225,552,334	129,845	225,682,179	139,020,661
61-90	—	182,136,102	1,658,261	183,794,363	97,602,619
Default	—	—	652,983,156	652,983,156	170,106,257
Gross Carrying amount	4,465,019,117	652,449,020	655,293,034	5,772,761,171	4,894,445,846
Loss allowance	(164,061,186)	(196,684,764)	(415,440,239)	(776,186,189)	(337,009,882)
Net Carrying amount	4,300,957,931	455,764,256	239,852,795	4,996,574,982	4,557,435,964

	Retail Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	6,125,758,558	286,569,299	52,506,268	6,464,834,125	2,792,339,222
1-30	186,415,602	56,302,588	15,025,253	257,743,443	74,433,547
31-60	—	81,868,323	13,403,710	95,272,033	26,271,788
61-90	—	38,607,105	25,341,535	63,948,640	22,466,721
Default	—	—	179,088,266	179,088,266	111,755,084
Gross Carrying amount	6,312,174,160	463,347,315	285,365,032	7,060,886,507	3,027,266,362
Loss allowance	(233,830,017)	(53,113,226)	(196,815,897)	(483,759,140)	(204,629,696)
Net Carrying amount	6,078,344,143	410,234,089	88,549,135	6,577,127,367	2,822,636,666

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Retail like Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	3,004,547,336	56,886,863	10,656,965	3,072,091,164	1,870,068,089
1-30	33,087,463	8,211,237	3,501,241	44,799,941	28,926,845
31-60	—	4,003,254	656,795	4,660,049	8,522,210
61-90	—	2,672,997	1,494,572	4,167,569	5,773,426
Default	—	—	23,875,832	23,875,832	32,328,764
Gross Carrying amount	3,037,634,799	71,774,351	40,185,405	3,149,594,555	1,945,619,334
Loss allowance	(21,054,928)	(5,830,028)	(21,697,845)	(48,582,801)	(38,717,511)
Net Carrying amount	3,016,579,871	65,944,323	18,487,560	3,101,011,754	1,906,901,823

	Wholesale Portfolio
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
A	9,938,529,239	2,616,736	—	9,941,145,975	11,835,371,882
B1	1,181,584,757	2,336,380	249,355	1,184,170,492	6,396,631
Default	—	—	36,877,848	36,877,848	3,898,052
Gross Carrying amount	11,120,113,996	4,953,116	37,127,203	11,162,194,315	11,845,666,565
Loss allowance	(48,120,878)	(480,352)	(15,163,398)	(63,764,628)	(30,802,889)
Net Carrying amount	11,071,993,118	4,472,764	21,963,805	11,098,429,687	11,814,863,676

	Naranja X
	December 31, 2024				December 31, 2023
	ECL Staging
	Stage 1	Stage 2	Stage 3
	12-month	Lifetime	Lifetime	Total	Total
Days past due
0	3,979,063,696	243,755,725	99,218	4,222,918,639	2,501,724,347
1-30	216,329,836	48,440,300	27,534	264,797,670	109,899,234
31-60	—	138,958,066	62,595	139,020,661	35,383,470
61-90	—	95,731,684	1,870,935	97,602,619	14,592,983
Default	—	—	170,106,257	170,106,257	52,441,640
Gross Carrying amount	4,195,393,532	526,885,775	172,166,539	4,894,445,846	2,714,041,674
Loss allowance	(143,224,254)	(85,937,309)	(107,848,319)	(337,009,882)	(122,033,535)
Net Carrying amount	4,052,169,278	440,948,466	64,318,220	4,557,435,964	2,592,008,139
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
This table provides information on balance sheet items and their collateral in offsets as well as loan and other credit-related commitments.
Assets Subject to Impairment

Item	Carrying Amount	Loss Allowances	Net Gross Carrying Amount	Collateral´s Fair Value
Advances	991,035,406	(35,415,739)	955,619,667	—
Documents	6,995,472,679	(18,204,977)	6,977,267,702	—
Mortgage Loans	1,077,039,628	(15,337,268)	1,061,702,360	4,944,761,171
Pledge Loans	651,398,112	(14,485,450)	636,912,662	3,382,207,287
Personal Loans	2,951,576,717	(763,210,696)	2,188,366,021	—
Credit Card Loans	8,682,943,178	(1,258,335,668)	7,424,607,510	—
Financial Leases	49,936,071	(811,107)	49,124,964	—
Other Financial Assets	188,712,246	(1,026,213)	187,686,033	—
Other Debt Securities	2,663,650,710	(10,951,844)	2,652,698,866	—
Financial Assets Pledged as Collateral	1,258,893,615	(52,767)	1,258,840,848	—
Others	4,803,097,545	(128,752,729)	4,674,344,816	612,445,637
Total as at December 31, 2025	30,313,755,907	(2,246,584,458)	28,067,171,449	8,939,414,095
The following table shows information about the mortgage portfolio LTV distribution.

Mortgages Portfolio -LTV Distribution	Exposure
Lower than 50%	436,146
50 to 60%	469,348
60 to 70%	10,589
70 to 80%	14,859
80 to 90%	3,537
90 to 100%	1,210
Higher than 100%	3,018
Total	938,707
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

The following tables explain the changes in the loss allowance between the beginning and the end of the fiscal year due to these factors:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2024	233,830,017	53,113,226	196,815,897	483,759,140
Inflation effect	(54,631,437)	(33,236,014)	(167,844,570)	(255,712,021)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(15,443,298)	15,443,298	—	—
Transfer from Stage 1 to Stage 3	(23,935,979)	—	23,935,979	—
Transfer from Stage 2 to Stage 1	9,843,703	(9,843,703)	—	—
Transfer from Stage 2 to Stage 3	—	(11,725,131)	11,725,131	—
Transfer from Stage 3 to Stage 2	—	11,017,469	(11,017,469)	—
Transfer from Stage 3 to Stage 1	1,410,568	—	(1,410,568)	—
New Financial Assets Originated or Purchased	24,660,826	141,562,442	605,284,414	771,507,682
Changes in PDs/LGDs/EADs	21,271,605	(52,806,113)	(9,260,049)	(40,794,557)
Changes in the calculation methodology	(32,411,836)	55,293,013	(839)	22,880,338
Foreign exchange and other movements	(9,575,982)	45,134,359	717,040,780	752,599,157
Other movements with no P&L impact
Financial assets collected during the year	(26,783,376)	(15,205,047)	(407,844,392)	(449,832,815)
Loss Allowance as of December 31, 2025	128,234,811	198,747,799	957,424,314	1,284,406,924

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2024	21,054,928	5,830,028	21,697,845	48,582,801
Inflation effect	(5,690,273)	(3,394,338)	(19,788,388)	(28,872,999)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(979,609)	979,609	—	—
Transfer from Stage 1 to Stage 3	(593,456)	—	593,456	—
Transfer from Stage 2 to Stage 1	1,527,004	(1,527,004)	—	—
Transfer from Stage 2 to Stage 3	—	(809,841)	809,841	—
Transfer from Stage 3 to Stage 2	—	425,259	(425,259)	—
Transfer from Stage 3 to Stage 1	100,771	—	(100,771)	—
New Financial Assets Originated or Purchased	14,330,564	14,153,246	84,546,141	113,029,951
Changes in PDs/LGDs/EADs	16,521,628	3,813,974	355,893	20,691,495
Changes in the calculation methodology	(20,751,505)	(3,294,598)	—	(24,046,103)
Foreign exchange and other movements	(1,366,931)	3,889,002	72,692,549	75,214,620
Other movements with no P&L impact
Financial assets collected during the year	(7,641,746)	(1,493,080)	(58,668,877)	(67,803,703)
Loss Allowance as of December 31, 2025	16,511,375	18,572,257	101,712,430	136,796,062

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2024	48,120,878	480,352	15,163,398	63,764,628
Inflation effect	(12,034,497)	(334,466)	(4,550,595)	(16,919,558)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(46,312)	46,312	—	—
Transfer from Stage 1 to Stage 3	(2,443)	—	2,443	—
Transfer from Stage 2 to Stage 1	17,924	(17,924)	—	—
Transfer from Stage 2 to Stage 3	—	(213,503)	213,503	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	28,378,249	1,913,871	6,524,404	36,816,524
Changes in PDs/LGDs/EADs	3,913,705	913,405	1,000,476	5,827,586
Changes in the calculation methodology	(7,002,985)	(955,335)	—	(7,958,320)
Foreign exchange and other movements	(4,212,954)	222,987	2,034,380	(1,955,587)
Other movements with no P&L impact
Financial assets collected during the year	(28,903,524)	(140,077)	(1,336,389)	(30,379,990)
Loss Allowance as of December 31, 2025	28,228,041	1,915,622	19,051,620	49,195,283

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2024	143,224,254	85,937,309	107,848,319	337,009,882
Inflation effect	(47,959,996)	(35,318,843)	(47,922,515)	(131,201,354)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(7,717,857)	7,717,857	—	—
Transfer from Stage 1 to Stage 3	(9,312,646)	—	9,312,646	—
Transfer from Stage 2 to Stage 1	4,301,883	(4,301,883)	—	—
Transfer from Stage 2 to Stage 3	—	(5,055,613)	5,055,613	—
Transfer from Stage 3 to Stage 2	—	110,619	(110,619)	—
Transfer from Stage 3 to Stage 1	329,294	—	(329,294)	—
New Financial Assets Originated or Purchased	185,314,668	158,673,628	249,135,053	593,123,349
Changes in PDs/LGDs/EADs	85,595,701	140,326,581	279,349,042	505,271,324
Other movements with no P&L impact
Financial assets collected during the year	(189,714,115)	(151,404,891)	(186,898,006)	(528,017,012)
Loss Allowance as of December 31, 2025	164,061,186	196,684,764	415,440,239	776,186,189

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	43,261,010	43,849,217	117,519,469	204,629,696
Inflation effect	(46,948,740)	(29,040,207)	(80,600,857)	(156,589,804)
Financial instruments arising from business combinations (*)	5,047,101	—	2,064,684	7,111,785
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(826,029)	826,029	—	—
Transfer from Stage 1 to Stage 3	(689,672)	—	689,672	—
Transfer from Stage 2 to Stage 1	9,807,734	(9,807,734)	—	—
Transfer from Stage 2 to Stage 3	—	(1,206,306)	1,206,306	—
Transfer from Stage 3 to Stage 2	—	7,673,729	(7,673,729)	—
Transfer from Stage 3 to Stage 1	809,418	—	(809,418)	—
New Financial Assets Originated or Purchased	154,515,745	39,874,463	193,773,349	388,163,557
Changes in PDs/LGDs/EADs	69,589,815	6,862,924	3,874,074	80,326,813
Foreign exchange and other movements	6,230,968	1,788,874	176,442,219	184,462,061
Write-offs	(1,121,014)	—	(105,386,838)	(106,507,852)
Other movements with no P&L impact
Financial assets collected during the year	(5,846,319)	(7,707,763)	(104,283,034)	(117,837,116)
Loss Allowance as of December 31, 2024	233,830,017	53,113,226	196,815,897	483,759,140
(*) See Note 15 business combinations.

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	7,677,283	6,685,045	24,355,184	38,717,512
Inflation effect	(6,871,456)	(4,186,132)	(14,312,874)	(25,370,462)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(119,060)	119,060	—	—
Transfer from Stage 1 to Stage 3	(30,805)	—	30,805	—
Transfer from Stage 2 to Stage 1	849,976	(849,976)	—	—
Transfer from Stage 2 to Stage 3	—	(157,064)	157,064	—
Transfer from Stage 3 to Stage 2	—	163,618	(163,618)	—
Transfer from Stage 3 to Stage 1	46,328	—	(46,328)	—
New Financial Assets Originated or Purchased	20,633,231	4,802,134	18,202,128	43,637,493
Changes in PDs/LGDs/EADs	1,397,461	455,805	610,514	2,463,780
Foreign exchange and other movements	(241,847)	729,676	32,886,365	33,374,194
Write-offs	—	—	(16,994,771)	(16,994,771)
Other movements with no P&L impact
Financial assets collected during the year	(2,286,183)	(1,932,138)	(23,026,624)	(27,244,945)
Loss Allowance as of December 31, 2024	21,054,928	5,830,028	21,697,845	48,582,801

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	21,923,426	6,119,184	2,760,280	30,802,890
Inflation effect	(15,069,990)	(3,131,857)	(1,462,465)	(19,664,312)
Financial instruments arising from business combinations (*)	2,403,092	—	4,429,798	6,832,890
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(3)	3	—	—
Transfer from Stage 1 to Stage 3	(3)	—	3	—
Transfer from Stage 2 to Stage 1	262,474	(262,474)	—	—
Transfer from Stage 2 to Stage 3	—	(1,193,721)	1,193,721	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	71,867,062	156,909	7,797,412	79,821,383
Changes in PDs/LGDs/EADs	(1,345,301)	313,596	(139,630)	(1,171,335)
Foreign exchange and other movements	(21,025,557)	(15,724)	4,952,716	(16,088,565)
Write-offs	(526,975)	—	(1,251,296)	(1,778,271)
Other movements with no P&L impact
Financial assets collected during the year	(10,367,347)	(1,505,564)	(3,117,141)	(14,990,052)
Loss Allowance as of December 31, 2024	48,120,878	480,352	15,163,398	63,764,628
(*) See Note 15 business combinations.

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2023	71,661,287	17,665,594	32,706,654	122,033,535
Inflation effect	(57,019,897)	(20,703,109)	(25,466,235)	(103,189,241)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(2,103,632)	2,103,632	—	—
Transfer from Stage 1 to Stage 3	(2,099,138)	—	2,099,138	—
Transfer from Stage 2 to Stage 1	4,727,594	(4,727,594)	—	—
Transfer from Stage 2 to Stage 3	—	(870,529)	870,529	—
Transfer from Stage 3 to Stage 2	—	4,698	(4,698)	—
Transfer from Stage 3 to Stage 1	180,053	—	(180,053)	—
New Financial Assets Originated or Purchased	102,028,599	95,517,767	66,702,876	264,249,242
Changes in PDs/LGDs/EADs	120,809,631	11,036,377	56,001,426	187,847,434
Other movements with no P&L impact
Financial assets collected during the year	(94,960,243)	(14,089,527)	(24,881,318)	(133,931,088)
Loss Allowance as of December 31, 2024	143,224,254	85,937,309	107,848,319	337,009,882

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	123,106,039	93,215,370	157,573,757	373,895,166
Inflation effect	(86,950,742)	(80,051,873)	(170,472,062)	(337,474,677)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(5,025,135)	5,025,135	—	—
Transfer from Stage 1 to Stage 3	(2,422,472)	—	2,422,472	—
Transfer from Stage 2 to Stage 1	6,561,472	(6,561,472)	—	—
Transfer from Stage 2 to Stage 3	—	(3,824,341)	3,824,341	—
Transfer from Stage 3 to Stage 2	—	2,585,633	(2,585,633)	—
Transfer from Stage 3 to Stage 1	2,642,651	—	(2,642,651)	—
New Financial Assets Originated or Purchased	38,296,596	43,725,349	170,647,325	252,669,270
Changes in PDs/LGDs/EADs	(10,062,955)	(1,763,960)	(8,779,487)	(20,606,402)
Foreign exchange and other movements	(12,720,482)	10,150,167	25,679,883	23,109,568
Other movements with no P&L impact
Financial assets collected during the year	(10,163,962)	(18,650,791)	(58,148,476)	(86,963,229)
Loss Allowance as of December 31, 2023	43,261,010	43,849,217	117,519,469	204,629,696

	Stage 1	Stage 2	Stage 3
Retail Like Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	39,787,330	7,616,707	24,610,530	72,014,567
Inflation effect	(26,023,473)	(8,528,119)	(31,500,992)	(66,052,584)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,150,416)	1,150,416	—	—
Transfer from Stage 1 to Stage 3	(242,450)	—	242,450	—
Transfer from Stage 2 to Stage 1	518,081	(518,081)	—	—
Transfer from Stage 2 to Stage 3	—	(232,581)	232,581	—
Transfer from Stage 3 to Stage 2	—	70,485	(70,485)	—
Transfer from Stage 3 to Stage 1	63,876	—	(63,876)	—
New Financial Assets Originated or Purchased	9,043,705	7,486,927	37,022,441	53,553,073
Changes in PDs/LGDs/EADs	424,956	123,724	(721,150)	(172,470)
Foreign exchange and other movements	(584,404)	1,276,323	4,649,676	5,341,595
Other movements with no P&L impact
Financial assets collected during the year	(14,159,922)	(1,760,756)	(10,045,991)	(25,966,669)
Loss Allowance as of December 31, 2023	7,677,283	6,685,045	24,355,184	38,717,512

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	25,077,593	3,804,584	2,418,845	31,301,022
Inflation effect	(21,981,895)	(6,538,936)	(3,483,201)	(32,004,032)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(314,944)	314,944	—	—
Transfer from Stage 1 to Stage 3	(52,713)	—	52,713	—
Transfer from Stage 2 to Stage 1	822	(822)	—	—
Transfer from Stage 2 to Stage 3	—	—	—	—
Transfer from Stage 3 to Stage 2	—	—	—	—
Transfer from Stage 3 to Stage 1	—	—	—	—
New Financial Assets Originated or Purchased	35,867,946	4,640,054	5,996,386	46,504,386
Changes in PDs/LGDs/EADs	(366,449)	67,345	(778,000)	(1,077,104)
Foreign exchange and other movements	(6,468,605)	5,250,354	146,794	(1,071,457)
Other movements with no P&L impact
Financial assets collected during the year	(9,838,329)	(1,418,339)	(1,593,257)	(12,849,925)
Loss Allowance as of December 31, 2023	21,923,426	6,119,184	2,760,280	30,802,890

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Loss Allowance as of December 31, 2022	70,243,682	29,414,050	47,254,159	146,911,891
Inflation effect	(78,096,695)	(26,534,582)	(39,756,280)	(144,387,557)
Movements with P&L Impact
Transfer from Stage 1 to Stage 2	(1,219,781)	1,219,781	—	—
Transfer from Stage 1 to Stage 3	(1,448,381)	—	1,448,381	—
Transfer from Stage 2 to Stage 1	3,447,425	(3,447,425)	—	—
Transfer from Stage 2 to Stage 3	—	(1,256,522)	1,256,522	—
Transfer from Stage 3 to Stage 2	—	141,503	(141,503)	—
Transfer from Stage 3 to Stage 1	953,137	—	(953,137)	—
New Financial Assets Originated or Purchased	28,861,889	8,548,920	12,450,119	49,860,928
Changes in PDs/LGDs/EADs	44,997,582	20,358,820	44,189,427	109,545,829
Foreign exchange and other movements	9,137,786	1,470,897	1,321,078	11,929,761
Other movements with no P&L impact
Financial assets collected during the year	(5,215,357)	(12,249,848)	(34,362,112)	(51,827,317)
Loss Allowance as of December 31, 2023	71,661,287	17,665,594	32,706,654	122,033,535

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table further explains changes in the gross carrying amount of specific segment portfolio to help explain their significance to the changes in the loss allowance:

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2024	6,312,174,160	463,347,315	285,365,032	7,060,886,507
Transfers:
Transfers from Stage 1 to Stage 2	(240,098,185)	240,098,185	—	—
Transfers from Stage 1 to Stage 3	(300,655,233)	—	300,655,233	—
Transfers from Stage 2 to stage 1	104,013,957	(104,013,957)	—	—
Transfers from Stage 2 to Stage 3	—	(91,868,635)	91,868,635	—
Transfers from Stage 3 to Stage 2	—	18,060,809	(18,060,809)	—
Transfers from Stage 3 to Stage 1	2,664,442	—	(2,664,442)	—
Financial assets derecognized during the period other than write-offs	(645,046,034)	(8,308,328)	(139,311,879)	(792,666,241)
New financial assets originated or purchased	1,655,844,052	464,480,768	770,715,724	2,891,040,544
Foreign exchange and other movements	635,743,373	94,537,462	132,743,775	863,024,610
Inflation Effect	(1,513,820,961)	(111,122,548)	(68,437,840)	(1,693,381,349)
Gross carrying amount as of December 31, 2025	6,010,819,571	965,211,071	1,352,873,429	8,328,904,071

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2024	3,037,634,799	71,774,351	40,185,405	3,149,594,555
Transfers:
Transfers from Stage 1 to Stage 2	(42,246,025)	42,246,025	—	—
Transfers from Stage 1 to Stage 3	(20,551,784)	—	20,551,784	—
Transfers from Stage 2 to Stage 1	17,596,983	(17,596,983)	—	—
Transfers from Stage 2 to Stage 3	—	(5,748,011)	5,748,011	—
Transfers from Stage 3 to Stage 2	—	744,724	(744,724)	—
Transfers from Stage 3 to Stage 1	229,782	—	(229,782)	—
Financial assets derecognized during the period other than write-offs	(1,523,844,849)	(25,222,124)	(24,778,021)	(1,573,844,994)
New financial assets originated or purchased	3,774,421,975	187,504,300	142,775,101	4,104,701,376
Foreign exchange and other movements	8,369,297	22,900,686	24,463,261	55,733,244
Inflation Effect	(728,502,591)	(17,213,327)	(9,637,489)	(755,353,407)
Gross carrying amount as of December 31, 2025	4,523,107,587	259,389,641	198,333,546	4,980,830,774

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2024	11,120,113,996	4,953,116	37,127,203	11,162,194,315
Transfers:
Transfers from Stage 1 to Stage 2	(37,411,411)	37,411,411	—	—
Transfers from Stage 1 to Stage 3	(129,475)	—	129,475	—
Transfers from Stage 2 to Stage 1	255,250	(255,250)	—	—
Transfers from Stage 2 to Stage 3	—	(1,776,056)	1,776,056	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(10,875,248,236)	(1,725,646)	(703,564)	(10,877,677,446)
New financial assets originated or purchased	14,494,344,447	270,149,438	9,355,439	14,773,849,324
Foreign exchange and other movements	(2,132,698,766)	(1,605,374)	2,721,008	(2,131,583,132)
Inflation Effect	(1,685,431,232)	(1,187,884)	(8,904,054)	(1,695,523,170)
Gross carrying amount as of December 31, 2025	10,883,794,573	305,963,755	41,501,563	11,231,259,891

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2024	4,195,393,532	526,885,775	172,166,539	4,894,445,846
Transfers:
Transfers from Stage 1 to Stage 2	(138,576,259)	138,576,259	—	—
Transfers from Stage 1 to Stage 3	(172,838,133)	—	172,838,133	—
Transfers from Stage 2 to Stage 1	48,909,347	(48,909,347)	—	—
Transfers from Stage 2 to Stage 3	—	(37,200,912)	37,200,912	—
Transfers from Stage 3 to Stage 2	—	179,374	(179,374)	—
Transfers from Stage 3 to Stage 1	189,264	—	(189,264)	—
Financial assets derecognized during the period other than write-offs	(229,879,674)	(225,365,939)	(105,596,776)	(560,842,389)
New financial assets originated or purchased	2,262,387,399	610,870,537	584,847,232	3,458,105,168
Financial instruments written off	(474,589,700)	(208,414,254)	(164,742,285)	(847,746,239)
Inflation Effect	(1,025,976,659)	(104,172,473)	(41,052,083)	(1,171,201,215)
Gross carrying amount as of December 31, 2025	4,465,019,117	652,449,020	655,293,034	5,772,761,171

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Retail Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	2,222,785,961	653,833,097	150,647,304	3,027,266,362
Financial instruments arising from business combinations (*)	1,282,880,440	—	27,018,559	1,309,898,999
Transfers:
Transfers from Stage 1 to Stage 2	(24,812,573)	24,812,573	—	—
Transfers from Stage 1 to Stage 3	(23,664,488)	—	23,664,488	—
Transfers from Stage 2 to Stage 1	199,689,983	(199,689,983)	—	—
Transfers from Stage 2 to Stage 3	—	(9,263,670)	9,263,670	—
Transfers from Stage 3 to Stage 2	—	11,010,451	(11,010,451)	—
Transfers from Stage 3 to Stage 1	1,690,724	—	(1,690,724)	—
Financial assets derecognized during the period other than write-offs	(177,972,971)	(58,989,967)	(53,052,719)	(290,015,657)
New financial assets originated or purchased	1,941,373,254	278,468,436	214,025,269	2,433,866,959
Financial instruments written off	—	—	(105,732,257)	(105,732,257)
Foreign exchange and other movements	2,092,252,586	116,750,483	113,699,919	2,322,702,988
Inflation Effect	(1,202,048,756)	(353,584,105)	(81,468,026)	(1,637,100,887)
Gross carrying amount as of December 31, 2024	6,312,174,160	463,347,315	285,365,032	7,060,886,507
(*) See Note 15.3 business combinations.

	Stage 1	Stage 2	Stage 3
Retail like Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	1,589,934,683	309,542,545	46,142,106	1,945,619,334
Transfers:
Transfers from Stage 1 to Stage 2	(5,029,117)	5,029,117	—	—
Transfers from Stage 1 to Stage 3	(1,234,594)	—	1,234,594	—
Transfers from Stage 2 to Stage 1	38,358,512	(38,358,512)	—	—
Transfers from Stage 2 to Stage 3	—	(2,154,315)	2,154,315	—
Transfers from Stage 3 to Stage 2	—	355,543	(355,543)	—
Transfers from Stage 3 to Stage 1	117,999	—	(117,999)	—
Financial assets derecognized during the period other than write-offs	(536,704,119)	(91,121,042)	(17,661,379)	(645,486,540)
New financial assets originated or purchased	2,701,238,487	51,131,647	30,167,459	2,782,537,593
Financial instruments written off	—	—	(22,734,941)	(22,734,941)
Foreign exchange and other movements	110,768,141	4,745,793	26,309,821	141,823,755
Inflation Effect	(859,815,193)	(167,396,425)	(24,953,028)	(1,052,164,646)
Gross carrying amount as of December 31, 2024	3,037,634,799	71,774,351	40,185,405	3,149,594,555

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Stage 1	Stage 2	Stage 3
Wholesale Portfolio	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	11,619,634,708	222,107,872	3,923,985	11,845,666,565
Financial instruments arising from business combinations (*)	1,498,172,805	—	22,214,647	1,520,387,452
Transfers:
Transfers from Stage 1 to Stage 2	(1)	1	—	—
Transfers from Stage 1 to Stage 3	(41)	—	41	—
Transfers from Stage 2 to Stage 1	8,151,869	(8,151,869)	—	—
Transfers from Stage 2 to Stage 3	—	(10,844,926)	10,844,926	—
Transfers from Stage 3 to Stage 2	—	—	—	—
Transfers from Stage 3 to Stage 1	—	—	—	—
Financial assets derecognized during the period other than write-offs	(7,198,233,723)	(80,497,366)	(2,296,680)	(7,281,027,769)
New financial assets originated or purchased	14,432,420,324	1,943,978	8,693,583	14,443,057,885
Financial instruments written off	—	—	(1,173,861)	(1,173,861)
Foreign exchange and other movements	(2,956,290,495)	508,362	(2,957,400)	(2,958,739,533)
Inflation Effect	(6,283,741,450)	(120,112,936)	(2,122,038)	(6,405,976,424)
Gross carrying amount as of December 31, 2024	11,120,113,996	4,953,116	37,127,203	11,162,194,315
(*) See Note 15.3 business combinations.

	Stage 1	Stage 2	Stage 3
Naranja X	12-month	Lifetime	Lifetime	Total
Gross carrying amount as of December 31, 2023	2,593,184,347	68,415,687	52,441,640	2,714,041,674
Transfers:
Transfers from Stage 1 to Stage 2	(16,799,875)	16,799,875	—	—
Transfers from Stage 1 to Stage 3	(50,389,805)	—	50,389,805	—
Transfers from Stage 2 to Stage 1	19,415,441	(19,415,441)	—	—
Transfers from Stage 2 to Stage 3	—	(3,264,692)	3,264,692	—
Transfers from Stage 3 to Stage 2	—	7,446	(7,446)	—
Transfers from Stage 3 to Stage 1	252,634	—	(252,634)	—
Financial assets derecognized during the period other than write-offs	(106,449,531)	(14,974,243)	(25,515,678)	(146,939,452)
New financial assets originated or purchased	3,035,631,682	511,935,583	115,997,248	3,663,564,513
Financial instruments written off	(27,549,103)	(1,111,171)	(695,292)	(29,355,566)
Inflation Effect	(1,251,902,258)	(31,507,269)	(23,455,796)	(1,306,865,323)
Gross carrying amount as of December 31, 2024	4,195,393,532	526,885,775	172,166,539	4,894,445,846
Use of information
Grupo Financiero Galicia, according to IFRS 9 standards, uses all information available, past, present and future to identify and estimate expected credit loss.
Operational Risk
Operational risk is defined as the risk of losses resulting from inadequacies or failures in internal processes, staff actions, or systems, or from external events. This concept includes legal risk but excludes strategic and reputational risk.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The primary objective is to manage the Operational Risk inherent in its products, activities, processes, and systems, as well as the risks arising from services provided by suppliers.
Since effective management of this risk helps prevent future losses resulting from operational events, the Group also ensures that, prior to launching or introducing new products, activities, processes, or systems, their operational risks are properly assessed.
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
Risk associated with the possibility of incurring losses related to strategic, financial, operational, regulatory, legal, and reputational consequences arising from the use, ownership, operation, involvement, or adoption of information technology solutions.
It also manages the risk associated with relevant information systems, technology processes, and information security. It further encompasses risks arising from outsourced activities and services provided by vendors.
Reputational Risk & ESG
Reputational risk is the risk associated with a negative perception of the Group by various stakeholders, which adversely affects the Group’s ability to maintain existing business relationships, establish new ones, and continue to access sources of funding.
ESG (environmental, social, and governance) risk is the risk associated with the possibility of any environmental, social, or governance event or condition occurring that, if it were to occur, could have an actual or potential negative effect on the Group.
Stakeholders are at the center of management and are taken into account when establishing any type of mitigation measure.
The Group defined an internal policy to reduce the occurrence of reputational events with negative impacts by establishing a governance model with defined roles and responsibilities and identifying critical scenarios requiring management and

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
visibility. Additionally, environmental, social, and governance criteria were integrated into strategic processes, alongside the monitoring of indicators and emerging risks.
Contacts were established with key business areas, creating a working framework based on synergy and ongoing communication with the aim of fostering a risk culture throughout the organization.
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
Compliance Risk
Compliance risk refers to the risk associated with legal or regulatory sanctions, material financial losses, or reputational damage that the entity may suffer as a result of its failure to comply with laws, regulations, standards, and codes of conduct applicable to its activities. This risk includes, among others, money laundering and terrorist financing.
With regard to the control and prevention of money laundering and terrorist financing, Banco Galicia complies with the regulations established by the BCRA, the Financial Information Unit (UIF), and Law No. 25246 and its amendments, which establishes the UIF as a functionally autonomous entity within the Ministry of Finance and Public Revenue. This agency is responsible for analyzing, processing, and transmitting the information received, in order to prevent and deter both money laundering and terrorist financing.
Banco Galicia has promoted the implementation of measures designed to combat the use of the international financial system by criminal organizations. To this end, it has policies, procedures, and control structures that are applied using a “risk-based approach,” which allows for the monitoring of transactions, according to the “customer profile,” defined individually based on information and documentation regarding the customer’s economic, asset, and financial situation, in order to detect transactions that should be considered unusual and, where appropriate, report them to the Financial Intelligence Unit (UIF). The framework for managing this activity is the Anti-Money Laundering (“AML”) Department, which is responsible for implementing control and prevention procedures, as well as communicating them to the rest of the organization through the drafting of relevant manuals and the training of all employees. Furthermore, these management practices are periodically reviewed by the internal audit department.
Banco Galicia has appointed a Director as Compliance Officer, in accordance with FIU Resolution 30/17 and its amendments, who is responsible for ensuring compliance with and the implementation of relevant procedures and obligations.
The Group contributes to the prevention and mitigation of the risks associated with these transactional criminal activities by participating in the process of adopting international regulatory standards.
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
Model and Data Risk

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Risk associated with the possibility of adverse consequences arising from decisions based on incorrect, improperly used, or misinterpreted model results, as well as from deficiencies in data quality or the use of inappropriate assumptions.

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
Likewise, in connection with the refund claim corresponding to fiscal year 2016, on May 15, 2025, the Court of Appeals issued a favorable ruling. In this regard, it dismissed the appeals filed by the parties and upheld the first‑instance judgment. It also imposed legal costs in both instances in the order incurred. On May 30, 2025, the National Treasury filed a Federal Extraordinary Appeal against the judgment dated May 15, 2025. Subsequently, the Court ordered that the appeal filed by the National Treasury be served upon the plaintiff. With respect to fiscal year 2017, on June 12, 2025, the Court of Appeals resolved to uphold the appealed judgment and imposed legal costs in both instances in the order incurred. On June 30, 2025, the National Treasury filed a Federal Extraordinary Appeal against the Court of Appeals’ judgment. The corresponding response has been submitted, and the proceedings are currently pending further developments.
Identical claims were filed by other Group subsidiaries before the ARCA: Tarjetas Cuyanas S.A., (Tarjeta Naranja S.A.U. predecessor company), for 2014 and 2016 periods, for an amount of Ps.145,478, nominal value; Tarjeta Naranja S.A.U., for 2014 and 2016 periods, for a total amount of Ps.580,164, nominal value; and for 2015, 2017, and 2018 periods, for an amount of Ps.149,763, Ps.326,498, and Ps.973,843, nominal value, respectively. Considering the delay in the resolution by the Customs Collection and Control Agency, the corresponding judicial claims were filed. On May 26, 2020, Tarjeta Naranja S.A.U. filed before the AFIP a claim for the repetition of the Income Tax corresponding to 2019 period for Ps.1,364,949 in nominal value. Regarding the lawsuit filed by Tarjeta Naranja S.A.U. for fiscal year 2018, a favorable first instance ruling was obtained on August 14, 2024. Subsequently, a favorable ruling was issued by the Federal Court of Appeals on November 18, 2025, which was appealed by the National Treasury through a complaint appeal before the Supreme Court of Justice of the Nation.
Additionally, as a result of the completion of the merger by absorption of Banco GGAL S.A. and GGAL Holdings S.A., refund claims were jointly filed for fiscal years 2014, 2015, 2016 and 2017 for each entity, while the refund claim corresponding to fiscal year 2018 was filed separately solely by Banco GGAL S.A. These claims were rejected at the administrative stage and were subsequently brought before the Federal Administrative Litigation Courts, where they are currently pending. All claims are based on the governing premise of confiscatory taxation arising from the inability to apply the tax inflation adjustment mechanism for the respective fiscal years. The refund claims for fiscal years 2014 to

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
2017 filed by Banco GGAL S.A. represent an excess tax payment of Ps. 2,583,570, while the claim corresponding to fiscal year 2018 amounts to Ps.1,287,535. In turn, the refund claims filed by GGAL Holdings S.A. amount to Ps. 124,897.
At the closing of these Consolidated Financial Statements, the Group does not record contingent assets derived from the aforementioned presentations.
b) Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia and GGAL Holdings S.A. regarding the collection of certain fees, interest rates and financial charges.
The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.
c) Penalties Imposed on Banco de Galicia y Buenos Aires S.A. and Summary Proceedings Commenced by the Argentine Central Bank
The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 52.
The provisions for contingencies recorded are as follows:

	12.31.25	12.31.24
Other Contingencies	111,226,977	98,334,848
For Commercial Lawsuits/Legal matters	32,876,731	40,695,715
For Labor Lawsuits	4,689,679	1,119,283
For Claims and Credit Cards	200	263
For Other Contingencies	73,660,367	56,519,587
For Termination Benefits(*)	15,096,545	430,346,372
Difference for Dollarization of Judicial Deposits—Communication “A” 4686	156,183	144,954
Administrative, Disciplinary and Criminal Penalties	71	—
Total	126,479,776	528,826,174
(*)     As a result of the acquisition of the companies of GGAL Holdings S.A. (formerly HSBC Argentina Holdings S.A.), a merger by absorption process was carried out as described in Note 15, with the purpose of optimizing operations and resources, providing a unified service proposal to customers. The purpose of this process is to achieve operating efficiency, maximization of resources and market consolidation, with the main objective of creating a more agile and effective structure that responds to the challenges of the Argentine market. With this objective in mind, a restructuring plan was communicated to the employees, which had different stages of execution. Based on this plan, the Group made a provision for the Restructuring Plan for Ps.378,183,286 as of December 31, 2024, which was charged to income within the Personnel Benefits line.

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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The financial instruments subject to offsetting, master netting agreements and similar agreements as of December 31, 2025 and 2024 are as follows:

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.25	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	24,818,487	—	24,818,487	(11,734,456)	13,084,031
Transfers from customers of other banks(*)	92,941,522	—	92,941,522	(90,629,214)	2,312,308
Consumption of foreign credit cards(*)	101,507,543	—	101,507,543	(30,728,781)	70,778,762
Total	219,267,552	—	219,267,552	(133,092,451)	86,175,101
Financial Liabilities
Derivate Instruments	13,148,707	—	13,148,707	(11,734,456)	1,414,251
Transfers from customers of other banks(**)	90,629,214	—	90,629,214	(90,629,214)	—
Consumption of foreign credit cards(**)	30,728,781	—	30,728,781	(30,728,781)	—
Total	134,506,702	—	134,506,702	(133,092,451)	1,414,251
(*) Included within Loans and Other Financing.
(**) Included within Other Non-financial Liabilities.

	Offsetting effects on Statement of Financial Position			Related amounts not offset
12.31.24	Gross Amount	Offset Amount	Net amounts in Statement Financial Position	Subject to netting agreements	Total Net Amount
Financial Assets
Derivate Instruments	7,405,426	—	7,405,426	(5,328,996)	2,076,430
Transfers from customers of other banks(*)	104,908,084	(9,930,882)	94,977,202	(39,803,419)	55,173,783
Consumption of foreign credit cards(*)	65,616,939	—	65,616,939	(22,050,095)	43,566,844
Total	177,930,449	(9,930,882)	167,999,567	(67,182,510)	100,817,057
Financial Liabilities
Derivate Instruments	6,237,507	—	6,237,507	(5,328,996)	908,511
Transfers from customers of other banks(**)	52,947,787	(9,930,882)	43,016,905	(39,803,419)	3,213,486
Consumption of foreign credit cards(**)	22,050,095	—	22,050,095	(22,050,095)	—
Total	81,235,389	(9,930,882)	71,304,507	(67,182,510)	4,121,997
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
The credit exposure for these transactions is detailed below.

	12.31.25	12.31.24
Agreed Credits	1,491,140,062	1,413,849,992
Documentary Export and Import Credits	87,373,197	160,742,661
Guarantees Granted	1,531,180,928	1,212,848,062
Liabilities for Foreign Trade Operations	72,274,408	97,428,762

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The expected credit loss related to the items mentioned above, recognized as part of Other Financial Liabilities, as of the indicated dates were as follows:

	12.31.25	12.31.24
For Agreed Credits	1,270,774	1,278,165
For Documentary Export and Import Credits	120,317	2,734,240
For Guarantees Granted	29,832,953	17,847,860
For Liabilities for Foreign Trade Operations	345,860	752,430
The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	12.31.25	12.31.24
For Agreed Credits	1,284,082	3,138,064
For Documentary Export and Import Credits	2,371,319	3,281,525
For Guarantees Granted	6,244,273	6,085,315
The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.
To grant guarantees to our customers, we may require counter-guarantees, which, classified by type, amount to:

	12.31.25	12.31.24
Other Preferred Guarantees Received	23,167,028	34,738,596
Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices, and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.
The risk of loss in these offsetting transactions is not significant.

	12.31.25	12.31.24
Values to be Debited	262,475,591	346,295,481
Values to be Credited	258,171,493	321,781,787
Values for Collection	2,748,985,937	1,925,323,367
The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	12.31.25	12.31.24
Trust Funds	27,383,989	30,040,705
Securities Held in Escrow	110,539,261,551	57,581,781,191
These trusts are not included in the consolidation since the Group does not exert control on them.

NOTE 49. TRANSFER OF FINANCIAL ASSETS
All portfolio sales carried out by the Group are without recourse; therefore, the Group has transferred the rights to the cash flows from the financial assets or entered into a qualifying pass-through arrangement while (i) also transferring substantially all risks and rewards of ownership of the assets or (ii) neither transferring substantially all risks and rewards of ownerships, but not retaining control. As a consequence those assets qualify for full derecognition.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
When this derecognition takes place, the difference between the book value and the value in the offsetting entry is charged to Income.

NOTE 50. NON-CONTROLLING INTEREST
The following tables provide information about each subsidiary that has a non-controlling interest.
The non-controlling equity investment percentages and votes as of the indicated dates are as follows:

Company	Place of Business	12.31.25	12.31.24
Galicia Broker Asesores de Seguros S.A.	CABA - Argentina	0.006%	0.006%
Seguros Galicia S.A.	CABA - Argentina	0.566%	0.566%
Banco GGAL S.A.	CABA - Argentina	—%	0.006%
Banco de Galicia y Buenos Aires S.A.	CABA - Argentina	0.002%	—%
Changes in the Group’s non-controlling interests as of the indicated dates were as follows:

Company	Balances as of 12.31.24	Corporate Reorganization	Cash Dividends	Profit Sharing in income (loss) for the Year	Balances as of 12.31.25
Galicia Broker Asesores de Seguros S.A.	135	—	—	320	455
Seguros Galicia S.A.	88,101	—	—	91,666	179,767
Banco GGAL S.A.	119,848	(119,848)	—	—	—
Banco de Galicia y Buenos Aires S.A.		119,848	(7,087)	(4,426)	108,335
Total	208,084	—	(7,087)	87,560	288,557

Company	Balances as of 12.31.23	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balances as of 12.31.24
Galicia Broker Asesores de Seguros S.A.	176	—	(225)	184	135
Seguros Galicia S.A.	254,002	—	—	(165,901)	88,101
Banco GGAL S.A.	—	133,135	—	(13,287)	119,848
Total	254,178	133,135	(225)	(179,004)	208,084

Company	Balances as of 12.31.22	Purchases / Contributions / Sales	Cash Dividends	Profit Sharing in income (loss) for the Year	Balances as of 12.31.23
Galicia Broker Asesores de Seguros S.A.	168	—	(168)	176	176
Seguros Galicia S.A.	—	261,383	—	(7,381)	254,002
Total	168	261,383	(168)	(7,205)	254,178
Summary information on subsidiaries is detailed in Note 15.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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
51.1.    Controlling Entity
The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	51.48% of voting rights	Financial and Investment Operations	Autonomous City of Buenos Aires – Argentina	17.51%
51.2.    Key Personnel’s Compensation
The compensation earned by the Group’s key personnel as of December 31, 2025 and December 31, 2024 amounts to Ps.52,069,602 and Ps.58,787,291 respectively.
51.3.    Key Personnel’s Structure
Key personnel’s structure as of the indicated dates is as follows:

	12.31.25	12.31.24
Regular Directors	132	131
General Manager	6	6
Area and department Managers	94	177
Total	232	314
51.4.    Related Party Transactions
The following table shows the total credit assistance granted by the Group to key personnel, syndics, majority shareholders, as well as all individuals who are related to them by a family relationship of up to the second degree of consanguinity or

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
first degree by affinity (pursuant to the Argentine Central Bank’s definition of related individual) and any entity affiliated with any of these parties, not required to be consolidated.

	12.31.25	12.31.24
Total Amount of Credit Assistance	47,604,731	60,090,550
Number of Addressees (quantities)	363	326
- Natural Persons	319	269
- Legal Entities	44	57
Average Amount of Credit Assistance	131,143	184,327
Maximum Assistance	1,910,968	18,355,917
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
In compliance with the provisions of Communication “A” 7404 of the BCRA, the total amount of financial assistance for all items granted to the group of persons related by a personal relationship, under the terms set forth in section 1.2.2.2.2. on “Large exposures to Credit Risk” rules, amounts to:

Financial Institution	Ratio with respect to Tier 1 Capital	12.31.25
Banco de Galicia y Buenos Aires S.A.	0.50%	27,314,210
Naranja Digital Compañía Financiera S.A.U.	1.45%	79,552,286
The information about the credit assistance granted to affiliates based on the quality of receivables, their documentation and preferred guarantees is stated in Schedule N.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
51.5.    Amounts of Related Party Transactions
The amounts of related party transactions conducted as of the indicated dates are as follows:

	12.31.25	12.31.24
Assets
Cash and Due from Banks	392,866,324	203,524,658
Debt Securities at Fair Value through Profit or Loss	32,953,045	13,801,030
Derivative Financial Instruments	11,173,185	1,927,974
Repurchase Transactions	79,368,315	53,652,807
Other Financial Assets	160,010,686	10,080,432
Loans and Other Financing	74,781,845	130,609,513
Other Debt Securities	153,160,309	125,390,696
Other Non-financial Assets	—	(195)
Total Assets	904,313,709	538,986,915
Liabilities
Deposits	418,025,921	213,050,008
Liabilities at fair value through profit or loss	431,163	4,092,786
Derivative Financial Instruments	11,173,185	1,927,975
Repurchase Transactions	79,368,315	53,652,612
Other Financial Liabilities	60,434,369	1,669,479
Financing Received from the Argentine Central Bank and other Financial Institutions	13,916,313	124,704,075
Debt Securities Issued	46,200,323	13,801,030
Subordinated Debt Securities	139,913,031	125,390,696
Liabilities for Insurance Contracts	—	59,893
Other Non-financial Liabilities	134,851,089	638,361
Total Liabilities	904,313,709	538,986,915

	12.31.25	12.31.24	12.31.23
Income (Loss)
Net Income (Loss) from Interest	(1,178,415)	(30,860,011)	7,811,275
Net Fee Income (Expense)	29,055,532	11,052,558	28,851,546
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	(11,173,185)	6,510,819	(14,043,230)
Other Operating Income (Expense)	33,426,379	22,216,289	21,476,634
Insurance Business Result	(49,033,939)	(19,583,129)	(43,251,508)
Administrative Expenses	(2,052,767)	(1,393,776)	(2,364,396)
Other Operating Expenses	956,395	(62,171)	(4,819)

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
52.2.    RESTRICTED ASSETS
As of December 31, 2025, and 2024, the ability to freely dispose of the following assets is restricted, as follows:
Banco de Galicia y Buenos Aires S.A.
a)    Cash and Government Securities

	12.31.25	12.31.24
For transactions in A3 Mercados S.A. and BYMA	256,968,378	302,230,199
For appraisals from repo transactions	25,882,039	58,124,488
For debit / credit cards transactions	185,846,429	188,655,968
For attachments	66,199	876,398
Liquid offsetting entry required to operate as CNV agent	2,694,668	3,154,180
Guarantees for the Regional Economies Competitiveness Program	10,105	10,319
For other transactions (includes guarantees linked to rental contracts)	4,791,169	496,230
For forward purchases of repurchase transactions	442,894,546	256,813,768
For surety guarantees	23,328,466	207,363,041
b)    Special Guarantees Accounts
Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	12.31.25	12.31.24
Escrow Accounts	415,209,902	495,884,580
c)    Equity Investments
The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.
d)    Contributions to Risk Fund
Banco de Galicia y Buenos Aires S.A., in its capacity as sponsoring partner is committed to maintaining the contributions made to them for two (2) years.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	12.31.25	12.31.24
Garantizar S.G.R.	26,452,199	27,560,816
Don Mario S.G.R.	1,700,000	2,894,073
Móvil S.G.R.	2,532,700	3,331,735
Potenciar S.G.R.	3,820,000	6,601,581
Bind Garantías S.G.R.	550,000	723,518
Aval Ganadero S.G.R.	480,000	631,434
Campo Aval S.G.R.	100,000	131,549
Argentina Ciudad S.G.R.	200,000	—
Neuquén PYMES S.G.R.	100,000	—
INVIU S.A.U.

	12.31.25	12.31.24
Liquid offsetting entry required to operate as CNV agents	578,400	544,162
Guarantees linked to surety bonds	9,297,237	1,772,220
IGAM L.L.C.

	12.31.25	12.31.24
Deposits as Collateral	2,634,816	—
Tarjeta Naranja S.A.U.

	12.31.25	12.31.24
Attachments arising from judicial cases	8,636,086	—
Guarantees linked to rental contracts	28,769	31,097
N-xers S.A. de C.V.

	12.31.25	12.31.24
Deposits as Collateral	3,685,819	—
Galicia Asset Management S.A.U.

	12.31.25	12.31.24
Liquid offsetting entry required to operate as collective investment products administration agents of mutual funds, as required by CNV(*)	1,660,838	12,314,785
(*) As of December 31, 2025, it corresponds to 50,000,000 shares of HF Retorno Total I Fund.
Galicia Securities S.A.U.

	12.31.25	12.31.24
For transactions in the market	24,758	1,777,087
Liquid offsetting entry required to operate as CNV agents	609,500	626,172
Guarantees linked to surety bonds	1,539,087	377,003
Naranja Digital Compañía Financiera S.A.U.

	12.31.25	12.31.24
Escrow Accounts	81,560,635	122,787,700

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Sudamericana Holding S.A.

	12.31.25	12.31.24
For attachments	481,167	—
GGAL Seguros S.A. and GGAL Seguros de Retiro S.A.

	12.31.25	12.31.24
For attachments	784,630	—
Deposits posted as collateral in connection with legal proceedings	277,100	—
Galicia Capital US LLC

	12.31.25	12.31.24
Guarantees linked to rental contracts	203,067	—
The total amount of restricted assets for the reasons stated above in the aforementioned controlled companies, as of the indicated dates, is as follows:

	12.31.25	12.31.24
Total Restricted Assets	1,505,628,709	1,695,714,103
52.3.    TRUST ACTIVITIES
a)    Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:
Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity (*)
11.23.11	EXXON MOBIL	465,337	04.19.27
09.12.14	COOP.DE TRAB.PORTUARIOS	12,413	09.12.26
Total		477,750
____________________

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
b)    Financial Trust Contracts:
Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Contract date	Trust	Balances of Trust Funds	Maturity (*)
12.06.06	GAS I	1,450,031	12.31.26
05.14.09	GAS II	25,225,337	12.31.26
06.08.11	MILA III	192,030	12.31.26
09.01.11	MILA IV	38,841	12.31.26
Total		26,906,239
(*) Estimated date since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.4.    COMPLIANCE WITH THE REGULATIONS
52.4.1.    Agents – Minimum Liquidity requirement
Banco de Galicia y Buenos Aires S.A.
Within the framework of CNV Resolution No. 622/13, Banco de Galicia y Buenos Aires S.A. has been duly registered with such agency in the following categories: Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry No. 54, and Settlement and Integral Compensation Agent No. 22 (AlyC and AN—INTEGRAL).
As of December 31, 2025, for the Escrow Agent for Collective Investment Products in the Financial Trustors’ Registry, the required Shareholders’ Equity amounts to Ps.1,622,401, and the minimum required offsetting entry is Ps.811,201.
For AlyC and AN—INTEGRAL, said requirement amounts to Ps.803,259, with the minimum offsetting entry required of Ps.401,630.
The Entity integrated these requirements with the Bono República Argentina in Pesos with Adjustment for CER, maturing on June 30, 2026, valued at amortized cost for the sum of Ps.2,694,668 whose fair value amounts to the sum of Ps.2,596,400, which are held in escrow in Caja de Valores (Principal 100100).
Galicia Asset Management S.A.U.
In accordance with the requirements set forth in CNV Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as Escrow Agent for Collective Investment Products, Mutual Funds amounts to Ps.2,749,542 and the minimum offsetting entry amounts to Ps.1,374,771.
The Company’s Shareholders’ Equity as of December 31, 2025, exceeds the minimum required by the aforementioned Resolution.
Galicia Asset Management S.A.U. integrated said requirement with 50,000,000 shares of Fondo HF Retorno Total I, equivalent to Ps.1,660,838.
Galicia Securities S.A.U.
Within the framework of CNV General Resolution No. 622/13, the Company has been duly registered with said agency in the following categories: “Settlement and Offsetting Agent (ALyC and AN Own Portfolio)” and “Comprehensive Mutual Funds Placement and Distribution Agent.”
In accordance with the requirements set forth, for an ALyC and AN Own Portfolio the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (Unidades de Valor Adquisitivo, UVA). As of December 31, 2025, said requirement amounted to Ps.802,619, and the minimum offsetting entry required was Ps.401,310. For Comprehensive Mutual Funds Placement and Distribution Agent, said requirement amounts to Ps.279,001, and the minimum offsetting entry required is Ps.139,501.
As of December 31, 2025, the Company’s Shareholders’ Equity amounted to Ps.84,095,792 and the offsetting entry would be comprised of government securities amounting to Ps.609,500.
INVIU S.A.U.
In accordance with the requirements set forth in General Resolution No. 622/13, for an ALyC and AN Integral the Shareholders’ Equity must be equivalent to 470,350 Units of Purchasing Value (UVA), with said requirement amounting to Ps.803,259 as of December 31, 2025, and a minimum offsetting entry required of Ps.401,630. For Comprehensive Mutual Funds Placement and Distribution Agents, said requirement amounts to Ps.279,224, and the minimum offsetting entry required is Ps.139,612.
As of December 31, 2025, the Company’s Shareholders’ Equity amounted to Ps.12,562,436 and the offsetting entry would be integrated with a demand account with an amount of Ps.578,400.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
52.4.2.    Custodial Agent of Collective Investment Products Corresponding to Mutual Funds
Banco de Galicia y Buenos Aires S.A.
Likewise, in compliance with Art. 7 of Chapter II, Title V of said resolution, Banco Galicia in its capacity as Escrow Agent for Collective Investment Products of Mutual Funds (depositary company): “Fima Acciones”, “Fima P.B. Acciones”, “Fima Renta en Pesos”, “Fima Ahorro Pesos”, “Fima Renta Plus”, “Fima Premium”, “Fima Ahorro Plus”, “Fima Capital Plus”, “Fima Abierto Pymes”, “Fima Mix I”, "Fima Mix II", "Fima Premium Dólares", “Fima Renta Fija Internacional”, “Fima Sustentable ASG”, “Fima Acciones Latinoamericanas US$”, “Fima Renta Fija Dólares”,“Fima Mix Dólares”, “HF Infraestructura”, “HF Retorno Total”, “HF Balanceado” and “HF Infraestructura II”, it is hereby stated that the total quantity held in escrow as of December 31, 2025 is 106,096,434,265 shares, their cash value being Ps.11,351,062,135, which is reflected in the account “Depositors of Securities Held in Escrow.”
As of December 31, 2024, securities held in escrow amounted to the quantity of 177,675,200,853 shares and their cash value was Ps.11,488,066,686.
The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	12.31.25	12.31.24
Fima Acciones	139,864,195	155,061,650
Fima P.B. Acciones	64,325,298	87,098,094
Fima Renta En Pesos	93,724,762	157,515,126
Fima Ahorro Pesos	501,427,684	546,256,649
Fima Renta Plus	80,693,304	118,493,197
Fima Premium	7,376,490,505	7,563,122,484
Fima Ahorro Plus	412,057,100	510,134,904
Fima Capital Plus	48,108,535	188,486,516
Fima Abierto Pymes	70,343,479	16,931,012
Fima Mix I	22,850,523	37,422,753
Fima Mix II	9,541,547	11,761,477
Fima Premium Dólares	1,986,967,412	—
Fima Renta Fija Internacional	3,791,366	5,319,803
Fima Sustentable ASG	7,234,253	4,347,037
Fima Acciones Latinoamericanas Dólares	705,643	519,282
Fima Renta Fija Dólares	222,823,977	85,361,259
Fima Mix Dólares	157,987,130	182,537,010
HF Pesos	—	1,144,083,279
HF Pesos Plus	—	246,997,771
HF Infraestructura	88,250,486	92,720,000
HF Renta Fija Argentina	—	49,233,738
HF Acciones Líderes	—	45,667,669
HF Retorno Total	40,995,405	42,751,434
HF Renta Fija Estratégica	—	41,074,868
HF Desarrollo Abierto Pymes	—	36,600,772
HF Pesos Renta Fija	—	36,299,327
HF Acciones Argentinas	—	30,499,059
HF Balanceado	12,186,074	30,095,645
HF Renta Dólares	—	11,039,921
HF Infraestructura II	10,693,457	10,074,824

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Mutual Fund	12.31.25	12.31.24
Roble Ahorro en Dólares	—	558,768
HF Multimercado	—	1,358
Total	11,351,062,135	11,488,066,686

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
52.4.3.    Storage of Documents
Pursuant to General Resolution No. 629 of the CNV, Banco de Galicia y Buenos Aires S.A. notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Juramento 1775, 4th. floor, (CP 1428), Autonomous City of Buenos Aires.
Additionally, documentation related to absorbed entity Banco GGAL S.A. is held in custody by Iron Mountain Argentina S.A. (CUIT No. 30-68250405-2), located at different addresses: Puente del Inca 2450- Ezeiza- Province of Buenos Aires, Torcuato Di Tella 1800- Ezeiza- Province of Buenos Aires, Amancio Alcorta 2482 - Autonomous City of Buenos Aires, and San Miguel de Tucumán 601- Spegazzini - Province of Buenos Aires.
As a result of the fire that occurred at one of the supplier’s warehouses in November 2025, the Group received preliminary information regarding certain materials and documents that may have been affected. Among these, several boxes believed to have contained certain documents and accounting records were identified, prompting the Group to file the corresponding reports of loss. To date, the process of reviewing and conducting a comprehensive survey of the affected materials continues, but it is estimated that the compromised documentation is of little significance.
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
As of December 31, 2025, the balances recorded as computable items are as follows:
For Banco de Galicia y Buenos Aires S.A.:

	Currency
Item	Ps.	US$	Euros(*)
Checking Accounts held in Argentine Central Bank	971,446,461	3,237,534	30
Escrow Accounts held in Argentine Central Bank	401,460,352	20,715	—
National Treasury Bonds in Argentine Pesos computable for minimum cash	39,278,146	—	—
Liquidity Bills computable for minimum cash	—	—	—
Government Securities	2,201,232,176	—	—
Total for integration Minimum Cash	3,613,417,135	3,258,249	30
(*) Stated in thousands of US$.
52.6.    PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK, THE FINANCIAL

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
INFORMATION UNIT (UIF, SPANISH ACRONYM) AND THE NATIONAL SECURITIES COMMISSION (CNV, SPANISH ACRONYM).
Penalties Imposed on Banco de Galicia y Buenos Aires S.A. existing as of December 31, 2025:
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
▪Status of the case: on July 1, 2022, the defense and presentation of evidence was filed together with several motions. On February 17, 2023, it was decided to proceed to the admittance of evidence, which was subsequently produced. On April 14, 2023, notice was served to present the argument on the merits of the evidence, which was presented on April 28, 2023. On December 26, 2024, due to the issuance of Resolution UIF No. 90/2024, a request was made for the defendants to be admitted to the “abbreviated procedure”, requesting the UIF to settle the charges filed. Thus, on February 3, 2025, the UIF made the settlement for the four charges involved, estimating them in the amount of Ps.9,135 for the bank and the same amount for the members of the administrative body, resulting in a total amount to be paid of Ps.18,269. The settlement was paid on February 10, 2025, and on February 17, 2025, a document was submitted accepting it, reporting the payment, and designating Engineer Karin Lilian Reise as the Independent External Auditor (REI). On March 21, 2025, the receipt of the payment and the authorization of Engineer Reise as REI with the Financial Information Unit (UIF) were certified. On May 16, 2025, a request was made to expand upon said report, a request that was fulfilled in a timely manner. On June 2, 2025, the proceedings were submitted for resolution. On July 17, 2025, the death of a director was reported, and the termination of the summary proceedings against him was requested. Finally, on September 29, 2025, the UIF issued a resolution approving the settlement, acknowledging the Bank's payment and the remediation of the irregularities that gave rise to the proceedings. Furthermore, the proceedings against the

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
deceased director were declared extinguished. Consequently, the proceedings were concluded, and the case file was ordered to be registered and archived.
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
▪Defendants: the Bank, three Managers and a Check Processing Leader.
▪Status of the Case: On September 12, 2023, a general reply was filed by all the defendants, and on September 25, 2023, additional personal replies were filed. On February 29, 2024, it was resolved to open the summary to evidence, rejecting part of it -with respect to which a reservation was formulated- and admitting the rest. After the evidence was favorably provided, on April 12, 2024, it was resolved to close the proof period, and a ten-day transfer was granted in order to argue on the merits of the evidence, and the argument was filed on April 26, 2024. On December 10, 2024 the BCRA issued the final resolution rejecting the evidence offered and imposing a warning to the defendants. There is currently a term to appeal this decision before the presidency of the agency. An appeal against that decision was filed with the President of the BCRA, with no updates reported so far.
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
▪Defendants: the Bank, and nineteen officers (Directors, Syndics, Managers and Tribe Leaders).
▪Status of the Case: on February 2, 2024, a general defense was filed by all the defendants and on March 7, 8 and 20, additional personal defenses were filed. On April 24, 2024, it was resolved to open the summary to evidence, rejecting part of it -with respect to which a reservation and a request for reconsideration was filed- and admitting the rest. On May 30, 2024 it was resolved to close the proof period, and a ten-day transfer was granted in order to file an argument on the merits of the evidence, and the argument was filed on June 13, 2024. In turn, on February 7, 2025, the allegations (and supporting evidence) produced within the framework of Foreign Exchange Summary No. 7732 were presented as new evidence, without any subsequent developments. On July 17, 2025, the death of a director was reported, and a request was made to terminate the summary proceedings against him, a matter that remains pending. After the close of the fiscal year, the Bank was notified of the sanctioning resolution, which issued a reprimand to three directors and the statutory auditors; and additionally imposed a fine of Ps.480,000 on

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
the Bank and Ps.300,311 on its officers. The fines have been paid, and the Bank filed a motion for reconsideration against the reprimands and is currently working on an appeal.
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
▪Status of the case: On February 28, 2023, the global reply of all the defendants was filed. The statute of limitations of the action was raised. On June 15 and 26, 2023, the defendants' individual pleadings were filed. On August 14, 2023, the defense of lack of action filed with respect to two of the defendants was rejected, and on August 17, 2023, we filed a reservation with respect to this resolution. On January 25, 2024 the BCRA rejected the plea of lack of action filed with respect to another of the individuals charged, a resolution with respect to which we filed a reservation on February 5, 2024, which was filed on April 3 of the same year. On May 29, 2024, the opening of the evidence period was ordered and the proposed measures (testimonial, informative and expert) were produced. On December 23, 2024, the proof period was ordered to close and on February 3, 2025, the pleading was presented with the merits of the evidence. Additionally, on August 8, 2025, an exception for lack of action due to atypicality was presented on behalf of the accused, and we were not notified of its resolution.
Summary CNV No. 87/2024.
▪Date of notification of the opening of the summary proceeding: April 30, 2024.
▪Imputation of Charges: Alleged violation of Article 117, Paragraph “b”, of Law No. 26,831, as amended, Article 2°, Paragraphs “a”, “b” and “c”, Section II, Chapter III, Title XII, of the CNV Regulations (consolidated text of 2013 and amendments), and Article 59 of Law No. 19,550, based on a report prepared by the Argentine Central Bank and sent to the CNV, which indicates that it has detected a series of transactions that, affecting the volumes and prices considered, could have induced a distorted application of Communication “A” 7546 and complementary notes in the execution of put options that have the Argentine Central Bank as the acquiring party. In their report, they state that in spite of the difficulties to accurately establish the valuations of bonds with hybrid characteristics, such as dual bonds, accentuated by the low liquidity and a discontinuous distribution of the curve, the put options executed could not have been exercised at the resulting levels if there had not been transactions carried out on February 19 and 20, 2024 by the Bank and its related companies Galicia Securities S.A.U. and Inviu S.A.U. The transactions between the aforementioned companies allegedly allowed the exercise of the liquidity option (PUT) of the Dual Bond (TDE25) for NV Ps. 113 million according to Communication “A” 7546 and complementary notes, in apparent excess for an amount of Ps. 23,072,000 in relation to the amount that would have corresponded if an extrapolated price had been applied. The result generated by such transaction was registered under the line “Net Income from Financial Instruments at Fair Value through Profit or Loss” in the Statement of Income.
▪Defendants: six Regular Directors and the three Regular Syndics of the Bank, three Regular Directors and the three Regular Syndics of Galicia Securities S.A.U. in office at the time of the facts, and five Regular Directors and the three Regular Syndics of INVIU S.A.U. in office at the time of the facts.
▪Status of the case: During the period, the pertinent answers to the charge have been presented; on the other hand, the Argentine Central Bank debited the amount of Ps. 28,837,892 voluntarily offered by the Entity as full compensation for the alleged damage and interest, without prejudice to the defense arguments, or recognition of facts or rights, a situation that has been notified to the CNV. On November 15, 2024, the proceedings were ordered to proceed to trial, and on July 2, 2025, the trial period was declared closed, and the parties were notified

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
of the start of the period for submitting arguments, which was completed within the stipulated timeframe on August 8, 2025. Furthermore, on August 4, 2025, the resolution dated July 23, 2025, was issued, declaring the disciplinary action against one of the directors extinguished, based on the written notification of his death. As of the date of these individual financial statements, the corresponding arguments regarding the merits of the evidence have been submitted, and the summary proceedings have been referred to the CNV (National Securities Commission).
In the previous exercise, provisions were established, the impact of which is recorded in the "other operating expenses" line of the income statement based on the opinion of our legal advisors, without excluding the possibility of changes in the situation that could occur in the future based on the progress of the case.
Summary BCRA No. 1631
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
▪Status of the case: On November 19, 2024, the Bank submitted its corresponding statement of defense. In turn, on November 25, 2024, the Directors and the General Manager submitted their individual statements of defense. On November 29, 2024, the General Manager submitted an expanded statement of defense, with no further developments to date. On July 17, 2025, the death of a Director was reported, and a request was made to terminate the summary proceedings against him, a matter that remains pending.
Summary BCRA No. 8464
▪Date of notification of the opening of the summary: September 10, 2025.
▪Imputation of Charges: alleged violation of the provisions of point 18 of Communication “A” 6770 and points 1.2 and 5.3 of Communication “A” 6844 of the BCRA, as amended and supplemented, constituting the conduct typified in subsections e) and f) of article 1 of the Exchange Criminal Regime Law, for having arranged – at least in the period between September 23, 2019 and July 22, 2020 – exchange operations with clients (mainly Díaz & Forti S.A., Ariel Luis Olio and Aldo Mariano Maioli) without adequately verifying their genuineness or the correct classification, making payments abroad despite insufficient documentation and inconsistencies detected in the operation of the clients.
▪Defendants: the Bank and two Managers.
▪Status of the case: On September 10, 2025, the order to initiate the summary proceedings was issued, and the process is currently in its initial stage. On October 21, 2025, the appointments of legal counsel for both the Bank and the two managers were finalized, and the period for submitting defenses and presenting evidence is currently underway. On December 1, 2025, the defense was submitted by the entity and the accused individuals, with no further developments to date.
Additionally, the following reasons are related to the incorporation of Banco GGAL through merger:

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
As of the date of preparation of these consolidated financial statements, provisions have been established for said summaries, the impact of which is recorded in the line “other operating expenses” of the income statement based on the opinion of our legal advisors, without excluding the possibility of changes in the situation that could occur in the future based on the progress of the case.
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
With respect to Banco Galicia and Naranja Digital Compañía Financiera S.A.U., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.
This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.
The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits may only be distributed to the extent that there are positive distributable results after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Retained Income: The difference between the carrying amount and the fair value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at fair price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.
Moreover, in order that a financial institution be able to distribute profits, such institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
Communication "A" 8410 established that until 12.31.26, financial institutions authorized by the Argentine Central Bank may distribute profits in three (3) equal, non-cumulative monthly installments, starting on the third business day of May and of each month in which payment is made. The total amount to be distributed may not exceed 60% of the net result for fiscal year 2025, after deducting the amounts corresponding to legal and statutory reserves.
Tarjeta Naranja S.A.U.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below Ps.300,000 (Ps.148,211,130 in closing currency).
The Group may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with the rules of the Argentine Central Bank. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
The Group has presented its local financial statements under these rules on March, 4 2026.
Shareholders’ equity under the rules of the Argentine Central Bank comprise the following captions:

12.31.25
Share Capital	1,606,254
Additional paid in Capital	797,658,490
Adjustments to shareholders´ equity	2,327,914,382
Legal reserve	223,917,844
Distributable reserves	4,334,707,968
Non distributable reserves	26,800,469
Retained earnings	169,999,739
Total Shareholder’s equity under the rules of the Argentine Central Bank	7,882,605,146
The Board of Directors proposes that the profit for fiscal year, which as of December 31, 2025 amounts to Ps.196,046,301, be allocated to: (i) Ps.9,802,315 for the establishment of the Legal Reserve; (ii) Ps.26,046,562 to offset unallocated negative results; (iii) the remaining balance, amounting to Ps.160,197,424, be allocated to the Discretionary Reserve for eventual dividend distribution; (iv) to partially release the Discretionary Reserve for eventual dividend distribution up to an amount that, adjusted for inflation, results in the sum of Ps.150,000,228; and (v) to delegate to the Board of Directors the authority to release funds from the Discretionary Reserve for eventual dividend distribution up to an amount that, adjusted

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for inflation, results in the sum of Ps.39,999,772, subject to the approval and conditions that the subsidiaries obtains from the BCRA.
52.9.    CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY
Grupo Financiero Galicia S.A.
Board of Directors
Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine directors and four alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.
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
Executive Committee
In July 2018, Grupo Financiero Galicia S.A.’s Board of Directors approved the creation of the Executive Committee, along with its governing rules and regulations. It is made up of four directors, and the purpose of its creation is to contribute to the conduction of the Company’s ordinary business and the efficient performance of the Board of Directors’ duties.
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
Banco de Galicia y Buenos Aires S.A.
Banco Galicia’s Board of Directors is the Company’s highest management body. As of the date of preparation of these consolidated financial statements, it is made up of six directors and four alternate directors, who have the necessary

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and act with the loyalty and diligence of a good businessman.
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
•Technology Committee
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
•Cybersecurity and Fraud Prevention Committee.
This committee is responsible for creating and maintaining an agile and effective framework for defining strategies and policies and making decisions related to information security within the Bank, as well as preventing fraud within the Bank.
The Bank considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:
•Retail Banking
•Wholesale Banking
•Markets
•Product
•Technology
•People
•Risk
•Finance and Strategic Planning
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
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
As of December 31, 2025, the percentage (%) of women in the Group is as follows:

Conformation of women in the Group	Total	Women	% of women
Regular and Alternate Directors (1)	13	2	15%
Regular and Alternate Trustees (2)	6	1	17%
General, area and department Managers	186	66	35%
Rest of collaborators	9,893	4,897	49%
Total	10,098	4,966	49%
(1) It corresponds to the Board of Directors of Grupo Financiero Galicia S.A.
(2) It corresponds to the Supervisory Committee of Grupo Financiero Galicia S.A.

NOTE 53. ECONOMIC CONTEXT WHERE THE GROUP OPERATES
The Group operates in a complex economic context, both in the national and international spheres.
Regarding the international sphere, the fourth quarter of 2025 was marked by the continuation of the monetary easing cycle in the United States and a rotation in risk appetite toward international markets. The Federal Reserve (Fed) implemented two additional 25 basis point rate cuts at its October and December meetings, placing the benchmark interest rate within a range of 3.50%–3.75%. In this context, global equity markets maintained their upward trend, albeit with greater selectivity. The S&P 500 posted a 2% increase, while the Nasdaq rose by 2.92%, reaching new all‑time highs. Nevertheless, leadership shifted toward developed European markets and the Emerging Markets segment, which recorded gains of approximately 5.0% during the quarter, outperforming U.S. indices, supported by a weaker U.S. dollar and attractive valuations. Lastly, hedging assets continued to stand out, with gold and silver closing the year at record highs, benefiting from the weakening of the U.S. dollar, while WTI crude oil deepened its decline to US$57 per barrel, pressured by global oversupply.

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At the local level, Gross Domestic Product (GDP) grew by a seasonally adjusted 0.6% during the fourth quarter of 2025. Thus, the economy expanded by an average of 4.4% during 2025. According to the Monthly Economic Activity Estimator (EMAE), in January 2026 economic activity grew by 1.9% compared to the same period of the previous year.
Inflation in 2025 stood at 31.5%, decelerating from 117.8% in 2024 and reaching its lowest level in eight years. Nevertheless, monthly inflation accelerated during the second half of the year, with 2025 closing with a monthly variation of 2.8% in December 2025, after having reached minimums of 1.5% in May 2025 and 1.6% in June 2025. In February 2026, monthly inflation stood at 2.9%, while year‑on‑year inflation reached 33.1%.
The exchange rate began 2025 appreciating at a monthly pace of 2%. As from February 1, the Argentine Central Bank moderated the rate of variation to 1% per month, a scheme that remained in effect until April 11. Thereafter, the BCRA has implemented an exchange rate band regime, establishing a free‑floating exchange rate range. The lower limit of such range was initially set at Ps./US$ 1,000, adjustable on a daily basis at a monthly rate of ‑1%. In turn, the initial upper limit was set at Ps./US$ 1,400, adjustable daily at a monthly rate of +1%. The year 2025 closed with an exchange rate of Ps./US$ 1,459.4. As from January 1, 2026, the upper and lower limits of the exchange rate band began to evolve on a monthly basis at a pace corresponding to the latest available monthly inflation data reported by INDEC (t‑2). Based on the latest data available, the exchange rate stood at Ps./US$ 1,358.5220.
In addition, 2025 was characterized by the signing of a new Extended Fund Facility agreement with the International Monetary Fund (IMF) in April, for a total amount of US$20,000 million, of which US$12,000 million were disbursed during that month. The first review of the agreement, approved by the IMF’s Executive Board on July 31, enabled a second disbursement of US$2,000 million. The second review of the agreement is currently underway.
In addition to IMF financing, in October the Argentine Central Bank announced the execution of an exchange rate stabilization agreement with the United States Department of the Treasury for an amount of up to US$20,000 million. The agreement established the terms and conditions for the execution of bilateral currency swap transactions between the parties, part of swap was activated but subsequently cancelled in December 2025.
During 2025, the current account of the Foreign Exchange Balance recorded a deficit of US$2,223 million, while the capital and financial account posted a surplus of US$9,444 million. International reserves closed 2025 at US$41,167 million, representing an increase of US$11,527 million compared to the prior year‑end. In early 2026, the BCRA resumed foreign currency purchases from the private sector as part of the remonetization phase implemented by the monetary authority. As of the date of issuance of this report, such purchases amount to a total of US$5,537 million.
As of April 7, 2026, foreign currency deposits of the private sector amounted to US$38,767 million, representing an increase of US$1,785 million compared to the prior year‑end balance of US$36,982 million. In turn, U.S. dollar‑denominated credit to the private sector totaled US$21,489 million, an increase of US$2,887 million compared to the year‑end 2025 balance of US$18,602 million.
With regard to interest rates, during the first half of 2025 the reference rate was determined by the Argentine Central Bank (BCRA). On January 31, 2025, the yield on Liquidity Fiscal Bills (LEFI) was set at 29%. However, on July 10 the monetary authority moved forward with the transition to a monetary aggregates control framework and ceased offering LEFI, which matured on July 17 of the prior year. Since then, there has been no monetary policy rate. As of April 8, the Argentine Wholesale Rate of private banks (calculated based on peso‑denominated time deposits, with a minimum amount of Ps. 1,300 million and maturities ranging from 30 to 35 days) stood at 25.60%.
The year 2025 closed with a fiscal surplus for the second consecutive year. The accumulated primary result amounted to Ps. 11,769,218 million (equivalent to 1.4% of GDP), while the accumulated financial result reached Ps. 1,453,819 million (0.2% of GDP). According to the 2026 Budget, the target for this year is a primary surplus of 1.5% of GDP. Accumulated to February 2026, the primary result under the IMF methodology (which excludes extraordinary revenues from the sale of hydroelectric power plants) amounted to Ps. 3,496,474 million (approximately 0.3% of GDP), while the financial result totaled Ps. 209,677 million.
With regard to tax matters, at the end of January 2025 the Government announced a temporary reduction in export duties on the main agricultural products (soybeans and their derivatives, wheat, barley, sorghum, corn, and sunflower), effective between January 27 and June 30, 2025. At the same time, the permanent elimination of export duties for regional

GRUPO FINANCIERO GALICIA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
economies was established. Following the reinstatement of the original rates in early July, on July 26 a new reduction in export duties was announced, this time on a permanent basis. On September 22, zero export duties were implemented for agricultural exports until October 31 or until reaching a cap of US$7,000 million. On December 9, a new permanent reduction in export duties on certain agricultural products (soybeans and their derivatives, wheat, barley, sorghum, corn, and sunflower) was announced.
The second half of 2025 was characterized by the midterm elections, which led to increased volatility during the third quarter. On the one hand, the exchange rate depreciated and at times reached the upper limit of the exchange rate band regime, prompting foreign currency sales in the foreign exchange market by the monetary authority. On the other hand, peso‑denominated interest rates exhibited significant fluctuations. In parallel, financial asset prices (both sovereign bonds and listed equities) declined, and the country risk spread came to exceed 1,500 basis points. Likewise, in the months preceding the legislative elections, an increase was observed in demand for exchange rate hedging and greater portfolio dollarization, reflected in higher open interest in U.S. dollar futures contracts and increased purchases of foreign currency by individuals.
Midterm elections were held on October 26, in which La Libertad Avanza obtained a victory with 40% of the votes nationwide. Following the elections, economic volatility declined, with a compression in the country risk spread, interest rates, and demand for exchange rate hedging.
The context of volatility and uncertainty continues as of the issuance date of these condensed consolidated financial statements.
The Group’s Management permanently monitors the evolution of the variables that affect their business to define their course of action and identify the potential impacts on their equity and financial position. These consolidated financial statements must be read in the light of these circumstances.

NOTE 54. SUBSEQUENT EVENTS
In accordance with IAS 10 Events after the Reporting Period, no subsequent events requiring adjustment or disclosure have occurred up to the date of authorization.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Holdings
		Carrying Amount
Item	Fair Value Level	12.31.25	12.31.24
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,587,923,268	1,984,609,209
Argentine		1,567,286,689	1,949,166,165
Government Securities		1,339,045,006	1,776,302,278
Argentine Government Bonds	Level 1	872,997,405	1,197,907,068
Argentine Government Bonds	Level 2	—	12,291,766
Argentine Government Bonds	Level 3	—	449
Provincial Government Bonds	Level 1	60,629,965	22,613,483
Provincial Government Bonds	Level 2	—	2,752,960
Provincial Government Bonds	Level 3	10,185,231	38,592,848
City of Buenos Aires Bonds	Level 1	6,125,408	5,379,564
Treasury Bills	Level 1	389,106,997	496,764,140
Argentine Central Bank’s Notes		7,541,146	3,413,002
Notes	Level 1	7,541,146	3,413,002
Corporate Securities		220,700,537	169,450,885
Debt Securities	Level 1	154,198,921	75,184,677
Debt Securities	Level 2	51,410,607	88,322,840
Debt Securities	Level 3	13,919,613	5,558,930
Debt Securities of Financial Trusts	Level 1	139,091	—
Debt Securities of Financial Trusts	Level 2	—	165,686
Debt Securities of Financial Trusts	Level 3	1,032,305	218,752
From Abroad		20,636,579	35,443,044
Government Securities		20,636,579	35,443,044
Treasury Bills	Level 1	20,636,579	35,443,044
OTHER DEBT SECURITIES		5,887,946,563	5,894,312,403
Measured at Fair Value through OCI		3,235,247,697	3,026,158,029
Argentine		3,235,247,697	3,026,158,029
Government Securities		3,235,247,697	3,019,062,507
Argentine Government Bonds	Level 1	2,325,349,332	685,176,489
Argentine Government Bonds	Level 2	—	508,739,696
Argentine Government Bonds	Level 3	—	3,093,537
Treasury Bills	Level 1	909,898,365	1,147,270,329
Treasury Bills	Level 2	—	674,782,456
Corporate Securities		—	7,095,522
Debt Securities	Level 2	—	7,095,522
Measurement at Amortized Cost		2,652,698,866	2,868,154,374
Argentine		2,633,378,082	2,868,154,374
Government Securities		2,623,405,452	2,854,169,199
Argentine Government Bonds		1,397,728,221	2,700,074,056
Treasury Bills		1,236,629,075	173,018,039
Allowance for Uncollectible Accounts Risk		(10,951,844)	(18,922,896)
Corporate Securities		9,972,630	13,985,175
Debt Securities		9,961,239	13,913,416
Others		11,391	71,870
Allowance for Uncollectible Accounts Risk		—	(111)
From Abroad		19,320,784	—
Government Securities		19,320,784	—
Treasury Bills		19,320,784	—
INVESTMENTS IN EQUITY INSTRUMENTS		120,770,829	55,364,705
Measured at Fair Value through profit or loss		120,770,829	55,364,705
Argentine		108,202,668	48,410,694
Shares	Level 1	56,662,981	10,841,758
Shares	Level 3	51,539,687	37,568,936
From Abroad		12,568,161	6,954,011
Shares	Level 1	2,472,264	1,815,843
Shares	Level 3	10,095,897	5,138,168

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.25	12.31.24
COMMERCIAL PORTFOLIO
In Normal Situation	8,168,789,717	6,365,702,171
With Preferred Guarantees and Counter-guarantees “A”	256,124,501	178,415,658
With Preferred Guarantees and Counter-guarantees “B”	156,354,732	213,067,748
Without Preferred Guarantees or Counter-guarantees	7,756,310,484	5,974,218,765
With Special Follow-Up – In Observation	29,151,157	4,128,316
With Preferred Guarantees and Counter-guarantees “A”	269,465	—
With Preferred Guarantees and Counter-guarantees “B”	4,290,056	—
Without Preferred Guarantees or Counter-guarantees	24,591,636	4,128,316
With Problems	4,292,287	22,797,029
With Preferred Guarantees and Counter-guarantees “B”	—	20,290,894
Without Preferred Guarantees or Counter-guarantees	4,292,287	2,506,135
High Insolvency Risk	37,209,669	1,792,691
With Preferred Guarantees and Counter-guarantees “B”	7,823,825	—
Without Preferred Guarantees or Counter-guarantees	29,385,844	1,792,691
TOTAL COMMERCIAL PORTFOLIO	8,239,442,830	6,394,420,207

GRUPO FINANCIERO GALICIA S.A. SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED (Continued)
AS OF DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Item	12.31.25	12.31.24
CONSUMER AND HOUSING PORTFOLIO
Normal Performance	15,843,627,928	14,088,827,129
With Preferred Guarantees and Counter-guarantees “A”	307,461,053	356,178,072
With Preferred Guarantees and Counter-guarantees “B”	1,607,201,477	1,082,242,555
Without Preferred Guarantees or Counter-guarantees	13,928,965,398	12,650,406,502
Low Risk	1,079,834,411	460,931,213
With Preferred Guarantees and Counter-guarantees “A”	9,900,324	937,853
With Preferred Guarantees and Counter-guarantees “B”	41,759,202	9,987,894
Without Preferred Guarantees or Counter-guarantees	1,028,174,885	450,005,466
Low Risk - Under special treatment	—	932,405
With Preferred Guarantees and Counter-guarantees “A”	—	—
With Preferred Guarantees and Counter-guarantees “B”	—	497,959
Without Preferred Guarantees or Counter-guarantees	—	434,446
Medium Risk	1,018,689,600	255,762,406
With Preferred Guarantees and Counter-guarantees “A”	5,590,436	319,250
With Preferred Guarantees and Counter-guarantees “B”	25,446,288	3,634,851
Without Preferred Guarantees or Counter-guarantees	987,652,876	251,808,305
High Risk	974,828,832	197,260,071
With Preferred Guarantees and Counter-guarantees “A”	3,869,550	244,653
With Preferred Guarantees and Counter-guarantees “B”	16,066,682	4,216,765
Without Preferred Guarantees or Counter-guarantees	954,892,600	192,798,653
Uncollectible	193,419,223	79,066,261
With Preferred Guarantees and Counter-guarantees “A”	380,978	328,434
With Preferred Guarantees and Counter-guarantees “B”	2,738,893	2,713,073
Without Preferred Guarantees or Counter-guarantees	190,299,352	76,024,754
TOTAL CONSUMER AND HOUSING PORTFOLIO	19,110,399,994	15,082,779,485
GRAND TOTAL(1)	27,349,842,824	21,477,199,692
(1)Reconciliation between Schedule B and Statement of Financial Position:

	12.31.25	12.31.24
Loans and Other Financing	23,273,441,117	18,927,356,587
Other Debt Securities	5,887,946,563	5,894,312,403
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	1,690,828,533	1,471,019,486
Plus, Allowances for Uncollectible Accounts	2,202,958,387	878,351,224
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	194,443,422	219,299,402
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(21,801,265)	(39,907,704)
Minus Government Securities and Monetary Regulation Instruments	(5,877,973,933)	(5,873,231,706)
Total	27,349,842,824	21,477,199,692

GRUPO FINANCIERO GALICIA S.A. SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING
AS OF DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	LOANS
	12.31.25		12.31.24
Number of Customers	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	2,504,339,260	9%	1,469,897,383	7%
next 50 Largest Customers	3,160,236,479	12%	2,143,780,717	10%
next 100 Largest Customers	1,329,502,585	5%	1,092,581,359	5%
Rest of Customers	20,355,764,500	74%	16,770,940,233	78%
TOTAL(1)	27,349,842,824	100%	21,477,199,692	100%
(1)Reconciliation between Schedule C and Statement of Financial Position:

	12.31.25	12.31.24
Loans and Other Financing	23,273,441,117	18,927,356,587
Other Debt Securities	5,887,946,563	5,894,312,403
Agreed Credits and Guarantees Granted Accounted Off-Balance Sheet	1,690,828,533	1,471,019,486
Plus, Allowances for Uncollectible Accounts	2,202,958,387	878,351,224
Plus, Adjustments to the IFRS based accounting framework, not Computable for the Statement of Debtors’ Financial Position	194,443,422	219,299,402
Minus Others Non-computable for the Statement of Debtors’ Financial Position	(21,801,265)	(39,907,704)
Minus Government Securities and Monetary Regulation Instruments	(5,877,973,933)	(5,873,231,706)
Total	27,349,842,824	21,477,199,692

GRUPO FINANCIERO GALICIA S.A. SCHEDULE D – BREAKDOWN MATURITY TERM OF LOANS AND OTHER FINANCING
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025 AND ENDED DECEMBER 31, 2025
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows, in accordance with the information detailed in Schedule B, the total contractual cash flows of loans and other financing, including interest and other expenses to be accrued until contractual maturity, according to the remaining terms to maturity.

		Terms Remaining to Maturity
Item	Past-due Loan Portfolio	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months	Total
Non-financial Public Sector	—	33,820,149	—	—	—	—	—	33,820,149
Financial Sector	—	227,188,134	224,056,109	147,870,176	28,381,012	9,897,333	—	637,392,764
Non-financial Private Sector and Residents Abroad	1,638,383,774	13,891,674,167	4,418,518,069	4,618,581,590	4,663,765,649	3,612,213,687	4,222,119,770	37,065,256,706
TOTAL	1,638,383,774	14,152,682,450	4,642,574,178	4,766,451,766	4,692,146,661	3,622,111,020	4,222,119,770	37,736,469,619

GRUPO FINANCIERO GALICIA S.A. SCHEDULE E – DETAIL OF INTERESTS IN OTHER COMPANIES
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025 AND ENDED DECEMBER 31, 2025
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Shares							Data from the last financial statement
Denomination	Class	Nominal Value per Share	Votes per Share	Quantity	12.31.25	12.31.24	Principal Line of Business	Year- end Date	Capital	Shareholders´ Equity	Net Income / (Loss)
In complementary service companies
Associates and Joint Ventures
Argentine
Play Digital S.A.	Ord. Esc.	1	1	1,120,439,580	3,318,167	5,377,403	Services	09.30.25	5,602,198	10,713,761	3,685,141
From Abroad
Nera Agro Holding SL	Class A	—	—	1,309	9,496,633	—	Holding	09.30.25	2,618,396	3,794,259	1,975,129
TOTAL					12,814,800	5,377,403

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

							Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Impairment (Loss)	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.25	12.31.24
Measurement at Cost
Real Estate	1,029,524,090	50	5,355,280	(6,872,987)	(47,343,247)	(810,569)	(150,766,622)	5,263,928	2,145,517	(27,186,248)	(170,543,425)	809,309,142	878,757,468
Furniture and Facilities	267,670,523	10	8,582,581	(5,298,334)	11,011,287	—	(173,519,642)	(22,709)	3,870,437	(20,364,792)	(190,036,706)	91,929,351	94,150,881
Machines and Equipment	699,606,359	3 and 5	96,784,479	(4,865,056)	921,446	—	(505,379,760)	(13)	4,434,504	(89,123,298)	(590,068,567)	202,378,661	194,226,599
Vehicles	11,378,950	5	1,679,897	(1,567,076)	—	—	(5,574,191)	1,048,450	250,886	(2,071,341)	(6,346,196)	5,145,575	5,804,759
Right of use of real property	193,155,006	(*)	10,536,503	(11,740,082)	—	—	(119,011,903)	2,628,532	3,597,595	(34,087,436)	(146,873,212)	45,078,215	74,143,103
Sundry	74,294,272	5 and 10	116,678	(11,817,158)	20,024,909	—	(56,843,050)	—	8,522,730	(6,454,510)	(54,774,830)	27,843,871	17,451,222
Work in Progress	45,061,263	—	13,222,444	(121,012)	(44,323,556)	—	—	—	—	—	—	13,839,139	45,061,263
Total	2,320,690,463		136,277,862	(42,281,705)	(59,709,161)	(810,569)	(1,011,095,168)	8,918,188	22,821,669	(179,287,625)	(1,158,642,936)	1,195,523,954	1,309,595,295
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

								Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Acquisitions through business combinations	Disposals	Transfers	Impairment (Loss)	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.24
Measurement at Cost
Real Estate	873,242,632	50	17,225,387	170,786,412	—	(29,093,924)	(2,636,417)	(137,914,994)	4,437,149	1,707,705	(18,996,482)	(150,766,622)	878,757,468
Furniture and Facilities	222,006,245	10	11,287,586	30,973,612	(3,748,362)	7,151,442	—	(161,077,354)	1,034	1,961,951	(14,405,273)	(173,519,642)	94,150,881
Machines and Equipment	570,147,656	3 and 5	89,933,748	47,533,275	(13,455,954)	5,447,634	—	(452,569,648)	(3,093,548)	12,155,150	(61,871,714)	(505,379,760)	194,226,599
Vehicles	9,776,591	5	1,838,045	1,470,027	(1,261,807)	(443,906)	—	(5,144,288)	330,867	928,379	(1,689,149)	(5,574,191)	5,804,759
Right of use of real property	164,644,299	(*)	13,970,951	30,665,607	(16,125,851)	—	—	(113,723,406)	—	11,319,687	(16,608,184)	(119,011,903)	74,143,103
Sundry	75,809,028	5 and 10	89,158	520,371	(3,887,382)	1,763,097	—	(54,729,815)	(67,971)	2,990,059	(5,035,323)	(56,843,050)	17,451,222
Work in Progress	27,227,459	—	43,230,734	1,200	(1,131,502)	(24,266,628)	—	—	—	—	—	—	45,061,263
Total	1,942,853,910		177,575,609	281,950,504	(39,610,858)	(39,442,285)	(2,636,417)	(925,159,505)	1,607,531	31,062,931	(118,606,125)	(1,011,095,168)	1,309,595,295
(*) The useful life of the rights of use of real estate is defined individually on the basis of each lease contract.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.25	12.31.24
Measurement at Cost
Real Estate Leased	18,136,489	50	154,201	(6,718,608)	12,081,925	(2,891,735)	(120,034)	97,284	(448,460)	(3,362,945)	20,291,062	15,244,754
Total	18,136,489		154,201	(6,718,608)	12,081,925	(2,891,735)	(120,034)	97,284	(448,460)	(3,362,945)	20,291,062	15,244,754

						Depreciation					Net Book Value as of
Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.24
Measurement at Cost
Real Estate Leased	17,752,505	50	—	—	383,984	(2,564,331)	14,653	—	(342,057)	(2,891,735)	15,244,754
Total	17,752,505		—	—	383,984	(2,564,331)	14,653	—	(342,057)	(2,891,735)	15,244,754

GRUPO FINANCIERO GALICIA S.A. SCHEDULE G – CHANGES IN INTANGIBLE ASSETS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

						Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.25	12.31.24
Measurement at Cost
Licenses	402,702,047	5	24,935,168	(4,536,978)	382,565	(328,116,021)	2,385,442	(36,829,649)	(462,762)	(363,022,990)	60,459,812	74,586,026
Other Intangible Assets(*)	649,936,422	5	87,713,528	(483,682)	72,800	(323,974,560)	—	(91,488,579)	(912,183)	(416,375,322)	320,863,746	325,961,862
Total	1,052,638,469		112,648,696	(5,020,660)	455,365	(652,090,581)	2,385,442	(128,318,228)	(1,374,945)	(779,398,312)	381,323,558	400,547,888
(*) Includes Core deposits generated in the business combinations. See Note 15.3.

								Amortization					Net Book Value as of
Item	Value at Beginning of Year	Estimated Useful Life in Years	Additions	Acquisitions through business combinations	Disposals	Transfers	Impairment (Loss)	Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.24
Measurement at Cost
Licenses	356,916,055	5	26,408,379	24,546,995	(7,471,535)	2,302,156	(3)	(257,627,878)	7,273,795	(76,161,841)	(1,600,097)	(328,116,021)	74,586,026
Other Intangible Assets(*)	520,385,428	5	80,979,303	48,709,175	(114,512)	(9,454)	(13,518)	(265,559,985)	1,406	(58,415,981)	—	(323,974,560)	325,961,862
Total	877,301,483		107,387,682	73,256,170	(7,586,047)	2,292,702	(13,521)	(523,187,863)	7,275,201	(134,577,822)	(1,600,097)	(652,090,581)	400,547,888
(*) Includes Core deposits generated in the business combinations. See Note 15.3.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE H – CONCENTRATION OF DEPOSITS
AS OF DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	DEPOSITS ACCOUNTS
	12.31.25		12.31.24
Number of Customers	Debt Balance	% on Total Portfolio	Debt Balance	% on Total Portfolio
10 Largest Customers	5,506,745,406	20%	4,833,516,558	20%
next 50 Largest Customers	2,333,890,681	8%	2,378,175,912	10%
next 100 Largest Customers	864,229,785	3%	883,357,083	4%
Rest of Customers	18,964,074,080	69%	16,418,181,673	66%
TOTAL	27,668,939,952	100%	24,513,231,226	100%

GRUPO FINANCIERO GALICIA S.A. SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING CONTRACTUAL TERM
AS OF DECEMBER 31, 2025
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated
The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

	Terms until Maturity
Item	1 Month	3 Months	6 Months	12 Months	24 Months	More than 24 Months	Total
Deposits (1)	26,020,961,909	1,109,382,225	534,037,180	89,771,741	52,429,469	100,048,781	27,906,631,305
Non-financial Public Sector	344,518,833	51,033,609	154,939	157,250	—	—	395,864,631
Financial Sector	45,096,465	—	—	—	—	—	45,096,465
Non-financial Private Sector and Residents Abroad	25,631,346,611	1,058,348,616	533,882,241	89,614,491	52,429,469	100,048,781	27,465,670,209
Liabilities Measured at fair value through profit or loss	54,443,078	—	—	—	—	—	54,443,078
Derivative Financial Instruments	18,340,612	—	—	—	—	—	18,340,612
Repurchase Transactions	357,331,063	—	—	—	—	—	357,331,063
Argentine Central Bank	—	—	—	—	—	—	—
Other Financial Institutions	357,331,063	—	—	—	—	—	357,331,063
Other Financial Liabilities	3,768,429,422	547,013,898	179,646,328	11,789,400	13,593,275	45,688,657	4,566,160,980
Financing Received from the Argentine Central Bank and Other Financial Institutions	314,611,407	177,445,433	148,404,443	138,562,530	58,389,886	384,405,530	1,221,819,229
Debt Securities	33,965,048	93,291,840	391,480,578	683,044,869	83,719,796	506,762,764	1,792,264,895
Subordinated Debt Securities	25,083,190	1,319,556	—	378,807,977	—	—	405,210,723
TOTAL	30,593,165,729	1,928,452,952	1,253,568,529	1,301,976,517	208,132,426	1,036,905,732	36,322,201,885
____________________
(1)Maturities in the first month include:
•Checking Accounts Ps.2,325,416,486
•Savings Accounts Ps.16,151,563,729
•Time Deposit Ps.7,417,234,428
•Other Deposits Ps.126,747,266

GRUPO FINANCIERO GALICIA S.A. SCHEDULE J – CHANGES IN PROVISIONS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			Decreases			Balances as of
Item	Balances at the Beginning of the Year	Increase	Reversals	Charge offs	Inflation Effect	12.31.25	12.31.24
FROM LIABILITIES
For Administrative, Disciplinary and Criminal Penalties	—	23,050	—	(22,960)	(19)	71	—
For Termination Benefits	430,346,372	185,329,609	—	(515,236,012)	(85,343,424)	15,096,545	430,346,372
Others (*)	98,479,802	46,874,283	(2,963,323)	(2,512,301)	(28,495,301)	111,383,160	98,479,802
TOTAL PROVISIONS	528,826,174	232,226,942	(2,963,323)	(517,771,273)	(113,838,744)	126,479,776	528,826,174
(*) The reversals were recognized in Other Operating Income (Ps. (2,407,248)) and in insurance business results (Ps.(556,075)).

GRUPO FINANCIERO GALICIA S.A. SCHEDULE K – CAPITAL STOCK STRUCTURE
AS OF DECEMBER 31, 2025
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Shares				Capital Stock
				Issued
Class	Quantity	Nominal Value per Share (*)	Votes per Share	Outstanding	Portfolio shares	Pending Issuance or Distribution	Allocated	Paid-in	Not Paid-in
Class “A”	281,221,650	1	5	281,222	—	—	—	281,222	—
Class “B”	1,325,032,079	1	1	1,325,032	—	—	—	1,325,032	—
Total	1,606,253,729			1,606,254	—	—	—	1,606,254	—
____________________
(*)Face value per share stated in Pesos.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE L – FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

			12.31.25
Items	Headquarters and Branches in the country	12.31.25	Dollar	Euro	Real	Others	12.31.24
ASSETS
Cash and Due from Banks	7,574,853,804	7,574,853,804	7,520,394,512	45,692,417	558,020	8,208,855	7,746,926,654
Debt Securities at Fair Value through Profit or Loss	540,420,120	540,420,120	540,420,120	—	—	—	549,789,235
Derivative Financial Instruments	—	—	—	—	—	—	13,582
Other Financial Assets	178,006,124	178,006,124	178,006,124	—	—	—	164,131,453
Loans and Other Financing	6,390,520,154	6,390,520,154	6,385,041,751	5,478,263	—	140	3,704,915,033
Non-financial Public Sector	42,567	42,567	42,567	—	—	—	3,008,720
Other Financial Institutions	74,107,412	74,107,412	74,107,412	—	—	—	4,352
To the Non-financial Private Sector and Residents Abroad	6,316,370,175	6,316,370,175	6,310,891,772	5,478,263	—	140	3,701,901,961
Other Debt Securities	428,238,604	428,238,604	428,238,604	—	—	—	427,676,311
Financial Assets Pledged as Collateral	68,671,630	68,671,630	68,671,630	—	—	—	82,810,866
Investments in Equity Instruments	12,568,161	12,568,161	9,792,750	2,775,411	—	—	9,801,683
Equity investments in Associates and Joint Ventures	9,496,633	9,496,633	—	9,496,633	—	—	—
Assets for Insurance Contracts	—	—	—	—	—	—	4,088,732
Other Non-financial Assets	7,362,207	7,362,207	7,362,207	—	—	—	5,445,444
TOTAL ASSETS	15,210,137,437	15,210,137,437	15,137,927,698	63,442,724	558,020	8,208,995	12,695,598,993
LIABILITIES
Deposits	12,192,242,030	12,192,242,030	12,192,242,030	—	—	—	10,171,505,446
Non-financial Public Sector	38,298,425	38,298,425	38,298,425	—	—	—	99,829,739
Financial Sector	6,291,086	6,291,086	6,291,086	—	—	—	168,253
Non-financial Private Sector and Residents Abroad	12,147,652,519	12,147,652,519	12,147,652,519	—	—	—	10,071,507,454
Liabilities at fair value through profit or loss	14,011,776	14,011,776	14,011,776	—	—	—	11,846,653
Other Financial Liabilities	684,915,614	684,915,614	659,187,019	22,733,763	—	2,994,832	558,829,428
Financing Received from the Argentine Central Bank and Other Financial Institutions	278,117,098	278,117,098	272,093,500	4,582,756	—	1,440,842	49,942,610
Debt Securities	1,310,423,535	1,310,423,535	1,310,423,535	—	—	—	1,049,618,688
Subordinated Debt Securities	376,190,745	376,190,745	376,190,745	—	—	—	350,069,829
Liabilities for Insurance Contracts	—	—	—	—	—	—	457,154,427
Other Non-financial Liabilities	43,611,890	43,611,890	43,611,890	—	—	—	69,891,546
TOTAL LIABILITIES	14,899,512,688	14,899,512,688	14,867,760,495	27,316,519	—	4,435,674	12,718,858,627

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES
AS OF DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow- up /Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.25	12.31.24
Loans and Other Financing	12,243,770	—	—	—	—	—	—	—	12,243,770	24,366,540
- Advances	2,245,320	—	—	—	—	—	—	—	2,245,320	15,658,892
Without Preferred Guarantees or Counter-guarantees	2,245,320	—	—	—	—	—	—	—	2,245,320	15,658,892
- Overdraft	2,657,074	—	—	—	—	—	—	—	2,657,074	3,646,035
With Preferred Guarantees and Counter-guarantees “A”	100,000	—	—	—	—	—	—	—	100,000	18,800
Without Preferred Guarantees or Counter-guarantees	2,557,074	—	—	—	—	—	—	—	2,557,074	3,627,235
- Mortgage and Collateral Loans	3,910,040	—	—	—	—	—	—	—	3,910,040	645,932
With Preferred Guarantees and Counter-guarantees “B”	1,495,497	—	—	—	—	—	—	—	1,495,497	645,932
Without Preferred Guarantees or Counter-guarantees	2,414,543	—	—	—	—	—	—	—	2,414,543	—
- Personal Loans	597,123	—	—	—	—	—	—	—	597,123	289,489
Without Preferred Guarantees or Counter-guarantees	597,123	—	—	—	—	—	—	—	597,123	289,489

GRUPO FINANCIERO GALICIA S.A. SCHEDULE N – CREDIT ASSISTANCE TO AFFILIATES (Continued)
AS OF DECEMBER 31, 2025 AND 2024
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Situation	Normal	With Special Follow-up / Low Risk	With Problems / Medium Risk		With High Insolvency Risk / High Risk		Uncollectible	Uncollectible due to Technical Reasons	Total
Items			Not Past Due	Past Due	Not Past Due	Past Due			12.31.25	12.31.24
- Credit Cards	2,611,776	—	—	—	—	—	—	—	2,611,776	1,985,485
Without Preferred Guarantees or Counter-guarantees	2,611,776	—	—	—	—	—	—	—	2,611,776	1,985,485
- Other	222,437	—	—	—	—	—	—	—	222,437	2,140,707
With Preferred Guarantees and Counter-guarantees “B”	2,946	—	—	—	—	—	—	—	2,946	13,811
Without Preferred Guarantees or Counter-guarantees	219,491	—	—	—	—	—	—	—	219,491	2,126,896
Investments in Equity Instruments	9,828,757	—	—	—	—	—	—	—	9,828,757	7,525,514
Contingent Commitments	25,532,204	—	—	—	—	—	—	—	25,532,204	28,198,496
TOTAL	47,604,731	—	—	—	—	—	—	—	47,604,731	60,090,550
ALLOWANCES	115,532	—	—	—	—	—	—	—	115,532	66,389

GRUPO FINANCIERO GALICIA S.A. SCHEDULE O – DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2025
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Type of Contract	Objective of the Operations	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterpart	Weighted Average Term Originally- Agreed	Residual Weighted Average Term	Weighted Average Term to Settle Differences	Amount(*)
Forwards in Foreign Currency
A3 - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	A3 Mercados	6	4	1	1,918,748,061
A3 - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	A3 Mercados	4	1	3	761,912,214
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	7	224	4	35,483,532
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	8	233	5	813,753,825
Repurchase Transactions
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	A3 Mercados	—	—	—	444,977,522
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	A3 Mercados	—	—	—	684,167,496
Customer swaps
Variable‑to‑fixed interest rate swaps	Brokerage - own account	Others	Other	OTC - Residents in Argentina - Financial sector	21	1	20	29,000,000
____________________
(*)Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2025
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and Due from Banks	9,367,222,727	—	—	—	—	—
Cash	2,244,551,011	—	—	—	—	—
Financial Institutions and Correspondents	7,122,671,716	—	—	—	—	—
Debt Securities at Fair Value through Profit or Loss	—	—	1,587,923,268	1,511,375,512	51,410,607	25,137,149
Derivative Financial Instruments	—	—	55,865,119	2,418,894	53,446,225	—
Repurchase Transactions	726,099,832	—	—	—	—	—
Argentine Central Bank	—	—	—	—	—	—
Other Financial Institutions	726,099,832	—	—	—	—	—
Other Financial Assets	187,686,033	—	390,383,381	373,695,004	59,746	16,628,631
Loans and Other Financing	23,273,441,117	—	—	—	—	—
Non-financial Public Sector	15,364,753	—	—	—	—	—
Argentine Central Bank	—	—	—	—	—	—
Other Financial Institutions	622,132,510	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	22,635,943,854	—	—	—	—	—
Advances	991,035,406	—	—	—	—	—
Overdraft	6,995,472,679	—	—	—	—	—
Mortgage Loans	1,077,039,628	—	—	—	—	—
Pledge Loans	651,398,112	—	—	—	—	—
Personal Loans	2,951,576,717	—	—	—	—	—
Credit-card loans	8,682,943,178	—	—	—	—	—
Finance Leases	49,124,964	—	—	—	—	—
Others	1,237,353,170	—	—	—	—	—
Other Debt Securities	2,652,698,866	3,235,247,697	—	3,235,247,697	—	—
Financial Assets Pledged as Collateral	1,258,840,848	—	240,908,514	240,908,514	—	—
Investments in Equity Instruments	—	—	120,770,829	59,135,245	—	61,635,584
TOTAL FINANCIAL ASSETS	37,465,989,423	3,235,247,697	2,395,851,111	5,422,780,866	104,916,578	103,401,364

GRUPO FINANCIERO GALICIA S.A. SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES (Continued)
AS OF DECEMBER 31, 2025
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

	Amortized Cost	Fair Value through OCI	Fair Value through Profit or Loss	Fair Value Hierarchy
Items			Mandatory Measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits	27,668,939,952	—	—	—	—	—
Non-financial Public Sector	395,841,887	—	—	—	—	—
Financial Sector	45,096,465	—	—	—	—	—
Non-financial Private Sector and Residents Abroad	27,228,001,600	—	—	—	—	—
Checking Accounts	2,467,763,109	—	—	—	—	—
Savings Accounts	15,226,752,548	—	—	—	—	—
Time Deposit and Term Investments	9,143,904,323	—	—	—	—	—
Others	389,581,620	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	54,443,078	54,443,078	—	—
Derivative Financial Instruments	—	—	18,340,612	—	18,340,612	—
Repurchase Transactions	677,097,037	—	—	—	—	—
Argentine Central Bank	677,097,037	—	—	—	—	—
Other Financial Institutions	—	—	—	—	—	—
Other Financial Liabilities	4,237,874,913	—	—	—	—	—
Financing Received from the Argentine Central Bank and Other Financial Institutions	881,745,712	—	—	—	—	—
Debt Securities	1,622,340,367	—	—	—	—	—
Subordinated Debt Securities	376,190,745	—	—	—	—	—
TOTAL FINANCIAL LIABILITIES	35,464,188,726	—	72,783,690	54,443,078	18,340,612	—

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025 AND ENDED DECEMBER 31, 2025 PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	534,185,422	(52,951,289)
Income from Corporate Securities	185,641,204	—
Income from Derivative Financial Instruments	22,513,586	—
Repurchase Transactions	19,992,054	—
Options	2,521,532	—
Loss from Other Financial Assets	(151,593)	—
Income from Loans and Other Financing	152,645	—
Income from sale or derecognition of financial assets at fair value	48,814,920	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(3,242,764)	—
Forward transactions	(2,676,795)	—
Interest Rate Swaps	(565,969)	—
Total as of 12.31.25	787,913,420	(52,951,289)

	Net Financial Income/(Expense)
Items	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income ( Loss) from Government Securities	951,635,847	45,643,262
Income from Corporate Securities	107,502,048	—
Income from Derivative Financial Instruments	8,683,958	—
Repurchase Transactions	8,673,926	—
Options	10,032	—
Loss from Other Financial Assets	(21,894)	—
Income from sale o derecognition of financial assets at fair value	96,054,733	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss
Loss from Derivative financial instruments	(23,378,360)	—
Forward transactions	(22,793,927)	—
Options	(584,433)	—
Total as of 12.31.24	1,140,476,332	45,643,262

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

Items	Net Financial Income/(Expense)
	Mandatory Measurement	OCI
From Measurement of Financial Assets at Fair Value through Profit or Loss
Income from Government Securities	434,545,436	2,686,681
Income from Corporate Securities	330,437,056	—
Income from Derivative Financial Instruments	49,941,610	—
Repurchase Transactions	49,941,610	—
Income from other Financial Assets	4,907	—
From Measurement of Financial Liabilities at Fair Value through in Profit or Loss
Loss from Derivative Financial Instruments	(30,306,880)	—
Forward Transactions	(495,751)	—
Options	(29,811,129)	—
Total as of 12.31.23	784,622,129	2,686,681

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)
FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025 AND ENDED DECEMBER 31, 2025, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	12.31.25	12.31.24	12.31.23
Interest Income
On Cash and Due from Banks	1,752,923	951,361	739,049
On Corporate Securities	9,542,430	12,641,245	(11,419,641)
On Government Securities	2,024,106,925	4,494,419,493	6,295,017,579
On Loans and Other Financing	7,318,497,814	5,062,415,372	5,784,462,457
Non-financial Public Sector	337,959	29,084	—
Financial Sector	118,622,491	40,017,369	47,202,793
Non-financial Private Sector	7,199,537,364	5,022,368,919	5,737,259,664
Advances	542,932,439	340,298,256	444,826,958
Mortgage Loans	445,707,004	495,520,114	463,823,174
Pledge Loans	190,215,388	69,864,030	82,817,027
Personal Loans	1,897,612,940	1,048,599,641	569,074,994
Credit Card Loans	2,519,702,068	1,844,297,355	1,976,399,137
Finance Leases	20,869,415	10,312,844	18,147,509
Notes	1,466,454,975	1,145,278,535	2,010,855,510
Pre-financing and export financing	73,514,804	12,583,311	6,201,883
Others	42,528,331	55,614,833	165,113,472
On Repurchase Transactions	118,947,963	1,274,768,471	1,550,602,917
Argentine Central Bank and Other Financial Institutions	6,743,187	1,249,235,456	1,489,549,659
Other Financial Institutions	112,204,776	25,533,015	61,053,258
Total	9,472,848,055	10,845,195,942	13,619,402,361

Interest-related Expenses	12.31.25	12.31.24	12.31.23
On Deposits	(3,222,042,864)	(3,431,619,048)	(7,781,192,863)
Non-financial Private Sector	(3,222,042,864)	(3,431,619,048)	(7,781,192,863)
Checking Accounts	(36,084,602)	(14,163,342)	(3,465,999)
Savings Accounts	(495,996,254)	(297,144,901)	(187,196,815)
Time Deposit and Term Investments	(1,931,032,908)	(1,769,212,140)	(5,492,174,912)
Others	(758,929,100)	(1,351,098,665)	(2,098,355,137)
Financing Received from the Argentine Central Bank and Other Financial Institutions	(212,814,666)	(175,340,423)	(237,826,991)
On Repurchase Transactions	(103,470,227)	(24,623,267)	(22,671,773)
Argentine Central Bank and Other Financial Institutions	(417)	(206,361)	—
Other Financial Institutions	(103,469,810)	(24,416,906)	(22,671,773)
On Other Financial Liabilities	(118,604,861)	(276,192,665)	(390,614,699)
On Debt Securities	(187,399,202)	(132,084,242)	(205,191,687)
On Subordinated Debt Securities	(33,164,465)	(30,821,630)	(32,683,070)
Total	(3,877,496,285)	(4,070,681,275)	(8,670,181,083)

GRUPO FINANCIERO GALICIA S.A. SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2025 AND ENDED DECEMBER 31, 2025, PRESENTED IN COMPARATIVE FORMAT
Figures Stated in Thousands of Pesos (Ps.), Except as Otherwise Stated

Fee Income	12.31.25	12.31.24	12.31.23
Fee Related to Credit cards	846,360,225	719,116,947	653,172,218
Fee related to Insurance	37,111,526	49,389,952	31,210,240
Fee related to Obligation	612,552,362	485,712,733	567,086,325
Fee Related to Credits	254,108,810	213,299,815	176,750,589
Fee Related to Loan Commitments and Financial Guarantees	30,685,051	15,424,997	6,154,000
Fee Related to Securities	127,196,800	124,883,966	81,344,212
Fee for Collections Management	12,245,244	6,408,694	6,494,462
Fee for Foreign and Exchange Transactions	85,523,239	58,097,951	44,007,804
Total	2,005,783,257	1,672,335,055	1,566,219,850

Fee-related Expenses	12.31.25	12.31.24	12.31.23
Fees related to Transactions with Securities	(7,751,172)	(3,945,013)	(4,847,850)
Fees related to Credit Cards	(154,945,992)	(136,300,408)	(128,076,130)
Fees related to foreign operations and exchange	(16,097,013)	(9,710,243)	(5,925,659)
Fees related to indirect channels	(7,286,248)	(7,154,435)	(4,909,924)
Others	(87,552,488)	(78,890,678)	(71,974,283)
Total	(273,632,913)	(236,000,777)	(215,733,846)